SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2012

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Moreno 877
(C1091AAQ)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes o               No x

CRESUD S.A.C.I.F. and A.
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is a copy of the English translation of the Financial Statements of the Annual Report and Financial Statements corresponding to the fiscal year ended on June 30, 2012 and 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera
y Agropecuaria

Annual Report and Financial Statements
for the fiscal years ended
June 30, 2012 and 2011

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Financial Statements

Table of contents

Annual Report
Consolidated Balance Sheet
Unaudited Consolidated Statement of Income
Unaudited Consolidated Statement of Cash Flow
Notes to the Unaudited Consolidated Financial Statements
Balance Sheet
Statement of Income
Statement of Changes in Shareholders’ Equity
Statement of Cash Flow
Notes to the Financial Statements
Schedules
Additional Information to the Notes to the Financial Statements required by section 68 of the Buenos Aires Stock Exchange Regulations
Business Highlights
Report of Independent Registered Public Accounting Firm

LETTER TO SHAREHOLDERS

Dear Shareholders,

During this year Cresud has consolidated as one of the foremost agricultural players at regional level, with operations in Argentina, Brazil, Bolivia and Paraguay. Our vision of a growing world population that strongly pushes the demand for food, along with the shortage of farmable land in the globe and the attractive weather, soil and water conditions in the region, encourage us to position ourselves in Latin America as a major producer and exporter of food to the world.

For this reason, we have continued our regional expansion strategy: we have broadened operations in Brazil, Paraguay and Bolivia, on the one hand by increasing our shareholding interest in BrasilAgro (from 35.75% to 39.64%) and on the other by making progress in the development of new agricultural land which we add to our production portfolio season after season.

Apart from rolling out our strategy in the South American agricultural industry, we have also continued to increase our interest in IRSA, driven by our trust in its business and the value of our investment in it. During this year our shareholding interest reached almost 64.20% of IRSA’s total stock capital. This has been a significant investment for us and we consider it to be an important part of our strategy. Indeed, IRSA has recorded an 8.7% increase in its annual revenues and a rise of 20.1% in its EBITDA. We hope that the successful implementation of its strategy will lead to positive results during 2013, a year that is sure to bring with it new challenges.

During this season we made significant achievements and addressed strong challenges as well. The region has been witness to a severe drought which, although not as tough as the one experienced during the 2008/2009 season, has affected a large portion of the core agricultural areas in South America, causing Cresud to end a season with mixed results in its various lines of business. As of year-end, the Company had harvested an aggregate of 204,489 hectares, generating a crop production of almost 1,163,159 tons. Although yields have not been the highest ones we could have obtained in the region, the area under operation has been growing year after year, mainly in the farms owned by us, inspired by our trust in this business.

As from this fiscal year, we have started consolidating BrasilAgro into our financial statements. As a result, during this period Cresud recorded Production Income for ARS 700.4 million, 72.3% higher than in the previous period, Sales from the Agriculture and cattle raising business for ARS 997.1 million, 107.6% higher than in 2011; consolidated Operating Income of ARS 654.5 million, 10% lower than in the previous period and consolidated Net Income of ARS 78.3 million, 64.7% lower than in the previous period.

The Crops segment recorded an operating loss of ARS 119.9 million, mainly reflecting the ARS 115.6 million loss from the international business, which includes the results from BrasilAgro and the operations in Bolivia and Paraguay. BrasilAgro’s results generated operating losses of ARS 91.6 million, mainly due to losses from inventory holdings (ASRS 51.7 million) caused by drops in prices and derivative transactions, along with higher administrative expenses which, combined with those derived from our growing operations in Bolivia and Paraguay, totaled ARS 74.6 million. We expect that part of the losses from inventory holdings will be reverted during the first quarter of fiscal year 2013 and that the good weather forecasts for the region will contribute to better results in this segment during the next fiscal year.

As concerns the lease of farms, during the last season we noted an increase in the risk-return ratio of this market, with high prices and significant risks of drought. For this reason, we were much stricter at the time of adopting lease decisions, and thus reduced the total area of lands leased in Argentina.

In this country, the Company harvested an aggregate of 91,269 hectares, with yields of 2.10 tons per hectare in soybean crops and 5.74 tons per hectare in corn crops. Total production of both leased and owned farms in Argentina reached 385,739 tons compared to 408,404 tons in the previous season. In Brazil, we reached an area of 63,410 hectares allocated to agriculture, a great achievement for an operation that is concluding only its fourth agricultural season. The outstanding performance of sugarcane production, which reached 576,048 tons during the last season, has been noteworthy. In Paraguay, where we have entered into a joint venture with Carlos Casado, we achieved yields of 1.41 tons per hectare in the production of soybean (the main crop in these fields). Finally, as concerns our operations in Bolivia during this season we managed to improve production levels in our farms thanks to the experience gathered in our operations in this region, as we harvested 23,048 hectares (including double crops) with soybean yields close to 2.04 tons per hectare.

As part of our regional positioning, during this fiscal year we started FOB (free on board) sales operations from Argentina. This allows us to obtain better prices for our products and to improve our margin vis-à-vis sales made in the domestic market. To this end, we have developed a new foreign trade area aimed at further increasing profitability of our grain production business, whilst improving efficiency and saving costs.

In connection with land transformation, Cresud has developed 27,200 hectares in the region during this fiscal year. In Argentina, we continued increasing the production area in our land portfolio, adding 3,340 hectares in “Los Pozos” farm, 682 hectares in “La Suiza” farm and 2,236 hectares in ANTA farm. We plan to add 3,749 hectares in the next season and to start developing 7,634 new hectares. In Brazil, during the last fiscal year an aggregate of 9,000 hectares was developed in various farms owned by the company, and we expect to keep up this rhythm by developing 15,504 additional hectares during the 2012/2013 season. Our operations in Paraguay continue to grow year after year thanks to our development of lands in the Chaco Paraguayo area, where we were pioneers in the production of soybean. In our farm located in this region, we added 1,347 hectares to the area under operation and we expect to add 3,187 more hectares during the next season. In Bolivia, up to now, we have only purchased already developed farms; we are working on improving yields relying on our management’s contribution to the operations and we are developing sugarcane production. In this way, during this fiscal year we sold farms acquired in 2008, obtaining gains yielding IRR close to 28%.

During the last two years we carried out a consolidation process in our milk business, concentrating operations in our “El Tigre” dairy farm located in La Pampa, Argentina. This farm has top-notch facilities and a milking capacity of 2,600 cows per day. During 2012, it produced 16.6 million liters of milk with an average of 2,112 milking cows per day. We have achieved good production levels with controlled costs. On the other hand, our beef cattle breeding and fattening business has had a good year, thanks to the rise in beef prices recorded in the Argentine market during this fiscal year. We have taken advantage of this trend and realized profits by selling part of our stock. In this way, our stock decreased from 79,512 heads at the closing of fiscal year 2011 to 65,619 heads at the closing of this fiscal year. We still have one of the largest herds in Argentina and play a leading role in the domestic market.

However, the rise in beef cattle wholesale prices has presented major challenges to our management in the meat packing business. During this fiscal year, operations were threatened by the effects of the higher costs of supplies (cattle heads) and certain difficulties to carry out sales transactions due to the restrictions on beef exports in place in Argentina. In line with this, after a series of capital contributions and finally through a mutual agreement, we became the only shareholder of the cold storage plant, thus ending our partnership with Tyson Foods. We decided to carry on operations and we expect to be able to revert the complications derived from an unfavorable environment.

Given the difficulties faced by our cold storage plant in exporting its products abroad, during fiscal year 2011 it had to redirect its sales strategy and increase its participation in the domestic market. In this market, other competitors are in a more favorable position because they do not apply the quality standards to which we are subject. For this reason, we had to adopt the difficult decision to cease operations effective December 2011.

Finally, after various negotiations and agreements with the Argentine Government, the Government of the Province of La Pampa and the Beef Workers’ Union of La Pampa, we agreed upon new conditions for our cold storage plant to resume operations and restart activities since August 2012. We hope that in the future market conditions will be more favorable, allowing this sector to be profitable again.

With respect to our activities in the capital markets, during this fiscal year we carried out two transactions that are worthy of note because of their significance in both the financial markets and our business proper. On the one hand, we were the first agricultural company to issue notes in the global capital markets. The deal was closed in September 2011, and involved the issuance of our series VIII notes for USD 60 million due in 2014. On the other hand, in June 2012, we issued series IX, X and XI notes in the Argentine market for a total principal amount of ARS 383.1 million, a record figure.

Our group has always been characterized for its fine relationship with the financial market and its significant footprint in the Argentine and global markets. This relationship of more than 20 years has allowed us to expand and finance our businesses. In line with this, during this fiscal year we paid again to our shareholders a cash dividend.

Moreover, although we are always subject to the risks inherent in the agricultural business, unlike the past season in which the “La Niña” weather effect caused droughts throughout our region, in the 2012/2013 period we expect to suffer the effects of “El Niño”, which produces higher than usual rainfall levels. In the whole region, we plan to plant 214,561 hectares. We expect that yields in the next season will be better than in the past one, and that thanks to our land development activities we will be able to make progress in transforming our large regional portfolio, which is of such an extent that, should we intend to keep up the rate of development of the past years, we would be able to develop lands without need of acquiring any new properties for another 8 years. Moreover, in the past months there has been a severe drought in the agricultural region of the United States, probably the worst in its history. This drought coincides with the planting period and critical development stage of its traditional crops, such as corn and soybean. Therefore, the international commodity markets have experienced sharp increases in the prices of those crops which are exported from our region and many of which are produced by us. We believe that this harmful situation for the U.S. region gives us the opportunity to obtain high profits from our operations and encourages us to keep on growing.

Not only does this event impact on us positively, but it also generates more favorable macroeconomic environments in the countries in which we operate. In particular, we hope that the Argentine economy will be healthy, favoring the business of our subsidiary IRSA.

With a future that presents challenges and opportunities alike, we believe that the commitment of our employees, the strength of our management and the trust placed on us by our shareholders will be key elements in our ability to continue growing and successfully implementing our strategy. To all of you, my most sincere thanks.

City of Buenos Aires, September 10, 2012.

Alejandro G. Esztain Second Vice-Chairman acting as Chairman

Our Strategy

We seek to maximize our return on assets and overall profitability by:
(i)
identifying, acquiring and  exploiting agricultural properties having attractive prospects for agricultural production and/or medium or long-term value appreciation and selectively disposing of properties subsequently as appreciation is realized,

(ii)	optimizing the yields and productivity of our agricultural properties through the implementation of state-of-the-art technologies and agricultural techniques and
(iii)	preserving the value of our significant long-term investment in the urban real estate sector held through our affiliate IRSA.

To such end, we seek to:

Focus on maximizing value of our agricultural real estate assets.
We conduct our agricultural activities with a focus on maximizing the value of our real estate assets. We seek to rotate our portfolio of properties over time by purchasing large parcels of land which we believe have a high potential for appreciation and selling them selectively as opportunities arise to realize attractive capital gains.  We believe that our ability to realize gains from appreciation of our farmlands is based on the following principles:

Acquiring under-utilized properties and enhancing their land use:
We seek to purchase under-utilized properties at attractive prices and develop them to achieve more productive uses.  We seek to do so by:

(i)	transforming non-productive land into cattle feeding land,

(ii)	transforming cattle feeding land into land suitable for more productive agricultural uses,

(iii)	enhancing the value of agricultural lands by changing their use to more profitable agricultural activities; and

(iv)	reaching to the final stage of the real estate development cycle by transforming rural properties into urban areas as the boundaries of urban development continue to extend into rural areas.

To do so, we generally focus on acquisitions of properties outside of highly developed agricultural regions and/or properties whose value we believe is likely to be enhanced by proximity to existing or expected infrastructure.

Applying modern technologies to enhance operating yields and property values.
We believe that an opportunity exists to improve the productivity and long-term value of inexpensive and/or underdeveloped land by investing in modern technologies such as genetically modified and high yield seeds, direct sowing techniques, machinery, crop yield optimization through land rotation, irrigation and the use of fertilizers and agrochemicals. To enhance our cattle production, we use genetic technology and have a strict animal health plan controlled periodically through traceability systems. In addition, we have introduced a feedlot to optimize our beef cattle management and state-of-the-art milking technologies in our dairy business.

Anticipating market trends.
We seek to anticipate market trends in the agribusiness sector by:

(i)	identifying opportunities generated by economic development at local, regional and worldwide levels,

(ii)	detecting medium and long-term increases or decreases in supply and demand caused by changes in the world’s food consumption patterns and

(iii)	using land for the production of food and energy, in each case in anticipation of such market trends.

International expansion.
Although most of our properties are located in different areas of Argentina, we have begun a process of expansion in other Latin American countries. We believe that an attractive opportunity exists to acquire and develop agricultural properties outside Argentina, and our objective is to replicate our business model in such other countries which include, among others, Brazil, Bolivia, Paraguay and Uruguay. For example, in 2005 we and several Brazilian partners founded BrasilAgro. As of June 30, 2012, BrasilAgro had 8 properties totaling 172,671 hectares, purchased at highly attractive values compared to the average prices prevailing in the respective regions, all of which have a huge appreciation potential. In addition, since fiscal year 2009, Cresud entered into a number of agreements to formalize its positioning in South American countries. At June 30, 2012, the Company owned 16,255 hectares located in the Republic of Bolivia, and 50% of 45,578 hectares located in the Republic of Paraguay.

Increase and optimize production yields.
We seek to increase and improve our production yields through the following initiatives:

Implementation of technology. We seek to continue using state-of-the-art technology to increase production yields. We plan to make further investments in machinery and the implementation of agricultural techniques such as direct sowing to improve cereal production. We believe that we may improve crop yields by using high-potential seeds (GMOs) and fertilizers and by introducing advanced land rotation techniques. In addition, we intend to continue installing irrigation equipment in some of our farms to achieve higher output levels.

We seek to continue improving beef cattle production through the use of advanced breeding techniques and technologies related to animal health. We plan to improve the use of pastures and expect to make further investments in infrastructure, including installation of watering troughs and electrical fencing.

We have implemented an individual animal identification system, using plastic tags for our beef cattle and “RFID” tags for our dairy cattle, to comply with national laws on traceability. Also, we acquired software from Westfalia Co. which enables us to store individual information about each of our dairy cows. In the beef cattle business, we initiated Argentina’s first vertically integrated beef cattle processing operation by entering into a partnership with Tyson Foods (through its controlled subsidiary Provemex Holdings LLC), hereinafter “Tyson Foods”, to set up Cactus Argentina S.A. (“Cactus”), a feedlot and slaughterhouse operator. During the last year we acquired Tyson Food’s equity interest in Cactus, and at present we are its sole shareholder.

In connection with our milk production, we plan to continue developing our activities through the use of state-of-the-art technology and advanced feeding and techniques relating to animal health.

Increased production.
Our goal is to increase our crop, beef cattle and milk production in order to achieve economies of scale by:

•	Increasing our owned land in various regions of Argentina by taking advantage of attractive land purchase opportunities as they arise.

•
Leasing productive properties to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural and livestock activities. We believe that leasing enhances our ability to diversify our production and geographic focus, in particular in areas not offering attractive prospects for appreciation of land value.

•
Developing properties in areas where agricultural and livestock production is not developed to its full potential. As of June 30, 2012, we owned 350,249 hectares of land reserves and held approximately 109,617 hectares under concession, as reserves for future developments. We believe that technological tools are available to improve the productivity of such land and enhance its long-term value. However, current or future environmental regulations could prevent us from fully developing our land reserves by demanding us to maintain part of those lands as natural woodlands not allocated to production.

•
Diversifying market and weather risk by expanding our product and land portfolio. We seek to continue diversifying our operations to produce a range of different agricultural commodities in different markets, either directly or in association with third parties.  We believe that a diversified product mix mitigates our exposure to seasonality, commodity price fluctuations, weather conditions and other factors affecting the agricultural and livestock sector. To achieve this objective in Argentina, we expect to continue to own and lease farmlands in various regions with differing weather patterns and to continue to seed a range of diversified products. Moreover, we believe that continuing to expand our agricultural operations outside of Argentina will enhance our ability to produce new agricultural products, further diversifying our mix of products, and mitigate further our exposure to regional weather conditions and country-specific risks.

Preservation of long-term value of our investment in IRSA.
We seek to maintain the long-term value of our significant investment in the urban real estate sector through IRSA.  We believe that IRSA is an ideal vehicle through which to participate in the urban real estate market due to its substantial and diversified portfolio of residential and commercial properties, the strength of its management and what we believe are its attractive prospects for future growth and profitability.

Macroeconomic Context

International Outlook
During 2011, the global economy continued its recovery after the 2008 financial crisis. According to International Monetary Fund (“IMF”) data, in the year 2011, the world’s Gross Domestic Product (“GDP”) rose 3.9% and accumulated an annualized growth of 3.6% in the first quarter of 2012. GDP in the developed countries increased 1.6% in 2011, whereas in the developing countries’ markets, it soared 6.2%.

During fiscal year 2012, the financial markets’ outlook was gloomy. At global level, the MSCI All Countries index dwindled by 8.68% when measured in US Dollars; the MSCI World (representative of developed markets) dropped 7.99% whilst the MSCI Emerging Markets fell 17.87%. Except for the S&P500, which rose 4.04%, the performance of most of the markets was negative: the FTSE 100 fell by 5.13%, the Nikkei by 7.81%, the Bovespa by 11.96% and the Merval by 28.85%.

According to the IMF, inflation at global level was 4.5% in 2011, 1 percentage point higher than in 2010. In line with the growth rate observed, inflation in the emerging markets was 7.1%, higher than the one recorded in developed countries, which stood at 2.7%.

During 2011 and the first six months of 2012, the commodities markets were uneven. On the one hand, the GSCI All Metals Industrial index shows that metal prices fell 20.56% in 2011 and 7.24% in the first six months of 2012. The price of energy, as measured by the GSCI Energy index, increased 11.4% in 2011 and shrunk by 5.54% in 2012. Finally, the GSCI Agriculture saw a decline in the prices of agricultural commodities, which dropped 14.12% in 2011, a trend that was substantially reverted in 2012 as they increased 22.27%.

According to the IMF, the improvement in the USA’s activity levels during the second half of 2011 and the adoption of adequate policies in the eurozone in response to the deepening of the economic crisis reduced the threat of a sharp global deceleration. However, the IMF estimates that world growth will contract from 3.9% in 2011 to 3.5% in 2012 but will then recover until reaching a growth rate of 4% in 2013. It is estimated that due to the problems in Europe, activity levels will continue to be in the doldrums for developed economies as a group, where expansion will reach only 1.5% in 2012 and 2% in 2013.

On the side of the emerging economies, the real GDP growth rate is expected to decelerate from 6.2% in 2011 to 5.75% in 2012, and then rebound until reaching 6% in 2013 (thanks to the implementation of more lenient macroeconomic policies and the strengthening of external demand).

The IMF considers that the most immediate concern continues to be the chance that the deepening of the crisis in the eurozone could lead to a massive run to lower-risk assets. Other latent risks are presumed to be the disturbances in the world bond and currency markets due to the budgetary deficits in Japan and the United States and the plunging of certain emerging economies.

One of the most noteworthy policy responses adopted during the last fiscal year was the recent decision to combine the European Stability Mechanism (ESM) with the European Financial Stability Facility (EFSF), a positive fact that will strengthen the European mechanism for controlling the crisis. In the United States and Japan, the fiscal tightening policy to be implemented in the short term appears to be enough; yet, it is still necessary to set targets that help achieve sound and sustained fiscal consolidation in the medium and long term.

Looking ahead, the main challenges for developed countries are focused on making further progress in consolidating fiscal accounts (including a sweeping reform in social security systems) and making structural reforms to stimulate potential output.

As concerns the emerging or developing economies, the main challenges are adequately calibrating economic policies to withstand the significant deceleration risks coming from developed economies. Another priority is to prevent economic overheating due to the strong credit growth, volatile cash flows, still high levels of raw material prices and the reemergence of energy price risks that impact on inflation and fiscal balances.

The Argentine Economy
As concerns the Argentine economy, during 2011 the GDP maintained the high growth rate experienced in 2010 (when it increased 9.2%). According to the Ministry of Economy, while in the third quarter of 2011 it recorded a year-on-year growth of 9.3%, during the fourth quarter a slight deceleration was observed, translated into a 7.3% growth rate. In this way, in 2011 GDP grew by 8.9%. In the year to date, a deceleration in economic activity levels is noted, although the same positive trend is maintained. For the first 5 months of 2012, the Monthly Economic Activity Estimator (EMAE), usually used to predict the GDP, recorded a year-to-date increase of 3% compared to the same period in the previous fiscal year, showing a downward trend.

Once again, the main component of aggregate demand that largely explains the growth in activity levels has been private consumption, along with the increase in purchasing power. In this regard, private consumption recorded an annual growth of 10.7% in real terms, accounting for 66.1% of the GDP.

On the side of supply, during the second half of 2011 there was an annual deceleration in the goods-producing industries, whose main sectors, industry and construction, were the ones most severely affected. In turn, agricultural production fell for the third consecutive quarter.

In connection with the labor market, in 2011 the unemployment rate declined slightly to 6.7% of the active population, compared to 7% in 2010. On the salary side, the average salary in the Argentine economy accumulated a 29.45% raise in 2011, way above the official figures for retail inflation and even private sector inflation estimates. According to the INDEC’s salary index, the accumulated increase in the first half of 2012 was 11.53%.

In 2011, Argentina’s fiscal situation deteriorated slightly as compared to 2010. Although the primary balance was still a ARS 4,920.6 million surplus (0.3% of GDP), this figure was far below the ARS 25,115 million recorded in 2010. On the other hand, fiscal deficit reached ARS –30,663.9 million (-1.7% of GDP).

Argentina’s external sector showed a surplus trade balance during 2011, with exports for USD 83.9 billion and imports for USD 73.9 billion according to official data. The negative balances for the third and fourth quarters curbed the current account surplus for 2011 to almost nil, ending with a positive balance of only USD 17 million.

During fiscal year 2011, Argentina’s country risk as measured by its five-year Credit Default Swap (“CDS”) for senior USD-denominated indebtedness increased significantly, maintaining a spread that is high when compared to the most solid countries in the region, Brazil and Chile. The surcharge Argentina pays for its debt stood at 1,238 points as of July 2012, compared to

Brazil’s 150 points and Mexico’s 141 points. The difference between the CDS in Argentina and Brazil or Mexico is high compared to historical values.

In the local financial markets, the international uncertainty combined with the repercussion of certain political measures adopted by the federal government led to fluctuations in the rate of bank deposits at 30 days, showing a slight increase from 9.43% as of July 2011 to levels close to 11.87% for June 2012. In turn, the Private Badlar rate in pesos increased from 11.37% to 13.25%.

As in the past years, the BCRA continued its controlled flotation policy. The foreign exchange rate depreciated by 10% in the period June 2011 through June 2012 and the level of reserves was maintained at USD 46.3 billion (a reduction of USD 5,769 million compared to the previous year).

Mention should be made of the current status of Argentina’s gross sovereign debt: according to data from the Ministry of Economy, as of December 31, 2011 it amounted to USD 178,963 million (41.8% of Argentina’s GDP). During 2011, sovereign debt as a percentage of GDP decreased by 3.5 percentage points as compared to 2010. This reduction was basically led by the dynamics with the private sector, which recorded a fall of USD 5,524 million in its stock of debt for 2011 as compared to 2010. In this way, the stock of debt held by the private sector stood at 13.5% of the GDP, representing a fall of 4 percentage points as compared to 2010.

(*) As of Dec ’02, the Debt held by the Private Sector was estimated to be 127% of GDP.

Source: Argentine Ministry of Economy

As of December 31, 2011, the composition of Argentina’s sovereign debt was as follows: 53.8% was held by governmental agencies, 13.9% by multilateral and bilateral credit agencies, while the remaining 32.3% corresponded to private-sector portfolio financing (mainly government securities).

During 2011, the multilateral real exchange rate was also affected by the difference between the depreciation of the Peso compared to the basket of currencies that make it up and the inflation sustained by the Argentine economy. There was a 0.7% appreciation, deflated by INDEC’s CPI; yet, the figures released by private sources point to an even higher real appreciation. The Peso/U.S. Dollar real exchange rate experienced a 1.4% depreciation, whereas the Peso appreciated 3.75% vis-à-vis the Brazilian currency.

According to official data, Gross Domestic Fixed Investment (“GDFI”), measured in real terms, was in the region of 24.45% of GDP for 2011 with the following distribution: 10.51% for the durable goods sector and 12.33% for the construction sector.

The use of industrial installed capacity was 73.1% in May 2012, 5% lower than the level posted in the same month of 2011. In general, the sectors that experienced the worst performance were the automobile manufacturers (with a 17% fall) and the mechanic steel industry (which recorded a 12% decrease in the use of installed capacity).

Agriculture and Cattle Raising Sector in Argentina

Argentina has positioned itself over the years as one of the world’s leading food producers and exporters. It is the second largest country in South America after Brazil and has particularly favorable natural conditions for diversified agricultural production: vast extensions of fertile land and varied soil and weather patterns.

During the decade of the nineties, the Argentine agriculture and cattle raising industry experienced sweeping changes, such as a significant increase in production and yield (thanks to a sustained agricultural modernization process), relocation of production (crops vs. livestock) and a significant restructuring process within the industry, as well as land concentration. Taking advantage of a favorable international context, the agriculture and cattle raising sector has been one of the major drivers of the Argentine recovery after the economic and financial crisis of 2002.

Wheat
In its latest report, the International Grains Council estimated that the world’s production of wheat will be 685 million tons (5 million less than in the previous season). On the other hand, the USDA (United States Department of Agriculture) estimated that the world’s stocks of wheat lowered to 209.58 million tons from 213.1 million tons.

According to the monthly report released by CREA (Regional Agricultural Experimental Associations), as concerns wheat, the news for the 2011-12 season is focused on exports by the Eastern European countries, mainly Russia, which could impose export duties or restrict foreign sales due to the high speed of grain exports. According to USDA estimates, Russian exports would be record high, and for this reason rumors have spread that exports will be closed. If these rumors are confirmed, against the governmental authorities’ reassurances to the contrary, the American wheat could be demanded again, after a sustained loss of competitiveness during the last months.

In the local sphere, the most important news has been the increase in the export quota for the 2011-12 season, which has reached a total of 9.6 million tons. In this way, pursuant to CREA reports, the supply and demand conditions are as shown in the table below. With a production of 13.7 million tons and beginning stocks of 3.7 million, total supply for the 2011/12 season is 17.5 million tons. As concerns consumption, 6.4 million are deemed to be processed locally, whereas 700 thousand tons are allocated to seed. If we add the authorization to export 9.6 million tons, the remaining final stock would be 900 thousand tons.

Argentine Wheat Supply/Demand

Season	11/12	10/11
Data in millions of tons as of:	03-07-12	03-09-11

Supply	17.5	16.4
Beginning stock	3.7	1.4
Production	13.7	15.0
Planted area (millions of hectares)	4.60	4.43
Yield (t/ha)	3.05	3.45

Demand	16.6	13.5
Export (authorized balance)	9.6	7.0
Internal consumption	7.0	6.5
Milling	6.4	5.9
Allocated to seed	0.7	0.6

Final Stock	0.9	2.9
Source: CREA based on Ministry of Agriculture and Bolcereales data.

According to the Buenos Aires Cereal Exchange, the Argentine average yield was 31.6 hundredweight per hectare; for the Ministry of Agriculture, the yield was 29.7 hundredweight per hectare; and for the Rosario Stock Exchange it was 29.2 hundredweight per hectare.

The 2012-13 season was officially estimated by the USDA’s latest report as slightly bullish in terms of prices, as world production is expected to be lower than in the past season. The USDA estimated a world production of 665.33 million tons and final stocks of 188.13 million tons, compared to 694.69 and 206.27 million tons in the previous cycle.

The following chart shows the main exporting countries. The second column shows the changes in production estimated by the USDA for this new cycle as compared to the 2011-12 season, whereas the orange bar shows each country’s share in world exports.

In the local sphere, the USDA forecasts a production of 14 million tons for the 2012-13 season. According to data from the Bahía Blanca Cereals and Commodities Exchange, 3.9 million hectares will be planted with wheat, representing a fall of 15% compared to the previous season. The following chart shows the steady decrease in the area allocated to wheat from 1910 onwards.

Corn
According to USDA data, the world’s corn production reached 873.7 million tons, an increase of 5.37% compared to the production for the previous season.

By mid August, local corn planting reached 86.1% of the apt land, reflecting a year-on-year decrease of 2.8%. The domestic mean yield, of 52.1 hundredweight per hectare, allowed to accumulate a partial volume of more than 15.7 million tons. Faced with this scenario, the Exchange maintains its final output projection at 19.3 million tons. In its latest monthly report, the USDA maintained unchanged the crop volumes forecasted for Argentina, estimated at 21 million tons for the 2011-12 season. As a result, the 2011-12 season would leave an export balance of 16 million tons. However, as most of the export balance for 2011-12 has already been traded and the consumption share is almost nil, the local market continues to focus on the corn for the next season.

USDA projections for the 2012-13 season estimate that world production would reach 905 million tons, with an average yield of 5.16 tons per hectare. In the case of Argentina, the planted area is expected to remain steady at 3.4 million hectares, although production will increase to 25 million tons.

Soybean
The main concern during the 2011-12 season were the weather conditions, and in particular the drought experienced by South American countries and the United States. According to the USDA’s latest report published in July 2012, the world soybean production contracted by 11% as compared to the 2010-11 season, falling to 235.88 million tons.

Argentina was one of the countries that was most severely affected by the drought in South America. During the 2011-12 season, total production amounted to 41 million tons (down from 49 million tons in the previous season).

As concerns projections for the 2012-13 season, the USDA estimated that the world production would be in the whereabouts of 267.16 million tons (13% higher than in the previous season). Yet, according to Oil World, the excessive heat conditions affecting the US soybean crops, coupled with the small production recorded in South America during this year, could cause the global supply of soybean to be too small to satisfy the demand for the next months. This shortage in supply for the next months is one of the main factors that contribute to the formation of prices in the international grains market.

The USDA estimates that Argentina’s soybean production will increase by 14 million tons, reaching 55 million tons. This increase is expected to result from both an expansion in the land allocated to soybean and a higher average yield (that would reach 2.79 million tons per hectare).

Beef Cattle
According to FAO (Food and Agriculture Organization) projections, factors such as lower stocks of cattle due to the droughts suffered in 2011, the high feed prices, and outbreaks of animal diseases have underpinned international beef prices, which have remained at record levels during the past times. In April, the FAO’s beef price index reached 182 points, surpassing the record of 181 points recorded in November 2011. However, the FAO reports that signs of a deceleration in the demand for imports are being observed, mainly as concerns pigmeat, which would imply weakened international prices.

According to FAO’s estimates, the world beef production reached 297.2 million tons in 2011 and will maintain a slight growth trend during 2012, with a projected production of 302 million tons.

In the case of Argentina, the FAO estimates that despite the closing down of approximately one quarter of the slaughtering houses during the past 3 years, beef production reached 4.72 million tons in 2011. Projections for 2012 point to approximately 4.88 million tons.

Argentina is one of the largest producers and exporters of cattle beef in the world. According to the FAO’s latest report, during 2011 cattle beef production in Argentina reached 2.53 million tons, and it will increase to 2.6 million in 2012. In line with the growth in production, the FAO estimates that cattle beef exports will increase from 220 thousand tons in 2011 to 231 thousand tons in 2012.

Milk Sector
The FAO’s latest report shows that the world production of milk will increase from the current level of 730.1 million tons in 2011 to 749.5 million tons in 2012. These figures are way above the average value of 702 million tons recorded during the 2008-2010 period.

Most of this increase is expected to derive from Asia, mainly India (the world’s largest producer of milk), which will increase production by 5.2 million tons until reaching a total production of 127 million.

In the case of Argentina, the 12 million ton production recorded in 2011 is expected to increase to 12.5 million in 2012, while exports of dairy products will rise from 2.2 million tons in 2011 to 2.4 million tons in 2012.

Business Description

Our Company
We are a leading Latin American agricultural company engaged in the production of basic agricultural commodities with a growing presence in the agricultural sector of Brazil, through our investment in BrasilAgro—Companhia Brasileira de Propriedades Agrícolas (“BrasilAgro”), as well as in other Latin American countries.  We are currently involved in several activities including crop production, beef cattle raising and milk production. Our business model focuses on the acquisition, development and exploitation of agricultural properties having attractive prospects for agricultural production and/or value appreciation and the selective sale of such properties where appreciation has been realized. Our shares are listed on the Buenos Aires Stock Exchange (“BCBA”) and the NASDAQ.

As of June 30, 2012, we owned 33 farms with approximately 645,815 hectares distributed in Argentina, Brazil, Bolivia and Paraguay. Approximately 185,925 hectares of the land we own are used for crop production, approximately 83,360 hectares are for beef cattle production, 85,000 hectares are for sheep production, 3,022 hectares are for milk production and approximately 11,748 hectares are leased from third parties for crop and cattle beef production. The remaining 350,362 hectares of land reserve are primarily natural woodlands. In addition, we have the rights to hold approximately 132,000 hectares of land under concession for a 35-year period that can be extended for another 29 years. Out of this total, we have developed 22,383 hectares for crop production. Also, during fiscal year 2012 ended on June 30, 2012, we leased 42,515 hectares from third parties for crop production and 12,635 hectares for beef cattle production.

During the fiscal years ended June 30, 2011 and 2012, we had consolidated sales of ARS 2,133.8 million and ARS 2,757.4 million, production income of ARS 406.5 million and ARS 700.4 million and consolidated net income of ARS 221.9 million and ARS 78.3 million, respectively.  During the fiscal years ended June 30, 2011 and June 30, 2012, our total consolidated assets increased 0.35% from ARS 9,721.0 million to ARS 9,755.2 million, and our consolidated shareholders’ equity decreased 1.8% from ARS 2,101.7 million to ARS 2,063.3 million.

The following table sets forth, at the dates indicated, the amount of land used for each production activity (including owned and leased land and land under concession):

Land Use
Fiscal Year ended June 30,
	2008 (1) (6)(7)(11)	2009 (1) (6)(7)(8)(11)	2010 (1) (6)(7)(8)(11)	2011 (1) (6)(7)(8)(9)(10)(11)	2012 (1) (6)(7)(8)(9)(10)(12)
	in hectares
Crops (2)	63,900	115,411	104,627	126,178	185,925
Beef Cattle (3)	123,935	128,859	105,857	102,279	95,995
Milk	4,320	4,334	4,900	2,571	3,022
Sheep	90,000	100,911	100,911	100,911	85,000
Natural woodlands (4)	383,573	356,796	343,153	339,744	459,979
Owned farmlands leased to others	8,467	8,317	11,049	14,026	25,538
Total (5)	674,195	714,628	670,497	685,709	832,964

(1)	Includes 35.723% of approximately 8,299 hectares owned by Agro Uranga S.A., an affiliated Argentine company in which we own a non-controlling 35.7% interest.
(2)	Includes wheat, corn, sunflower, soybean, sorghum and others.
(3)	Breeding and fattening.
(4)	We use part of our land reserves to produce charcoal, rods and fence posts.
(5)
As of June 30, 2008, 30,449 hectares were leased for agricultural production and 32,895 were leased for beef cattle production. As of June 30, 2009, 59,615 hectares were leased for agricultural production and 32,795 hectares were leased for beef cattle production. As of June 30, 2010, 42,696 hectares were leased for agricultural production and 12,635 hectares for beef cattle production. As of June 30, 2011, 52,205 hectares were leased for agricultural production and 12,635 hectares were leased for beef cattle production. As of June 30, 2012, 42,515 hectares were leased for agricultural production and 12,635 hectares were leased for beef cattle production.

(6)	Does not include 20,833 hectares of “Tapenagá” farm, 14,516 hectares of “Los Pozos” farm or 50 hectares of “El Recreo” farm, which were sold in fiscal year 2007.
(7)	Does not include 4,974 hectares of “Los Pozos” farm or the 2,430 hectares of “La Esmeralda” farm, which were sold during the fiscal year 2008.
(8)
Includes 12,166 hectares of "San Cayetano", "San Rafael", "La Fon Fon" and "Las Londras" farms, which are located in Santa Cruz de la Sierra, Bolivia. Includes 50% of the 45,578 hectares of "Jerovia" farm located in the District of Boquerón, Paraguay, owned by our subsidiary Cresca S.A. Does not include 1,658 hectares of "Los Pozos" farm sold in April 2009. Does not include 30,000 hectares of Agropecuaria Anta S.A. which were returned due to the reduction in the concession scope established by Decree No. 3766 of the Executive Branch of Salta. Includes 48% of the 170 hectares owned by Cactus Argentina S.A. Does not include the income of the 1,829 hectares of El Recreo.

(9)	Does not include 12,701 hectares of “Tali Sumaj” farm, sold on December 17, 2009.
(10)	Includes 5,000 hectares of “La Primavera” and “4 Vientos” farms, located in Santa Cruz de la Sierra, Bolivia.
(11)	Does not include BrasilAgro.
(12)	As from fiscal year 2012, it includes BrasilAgro.

In September 2005, we, together with other Brazilian partners, founded BrasilAgro, a company organized to exploit opportunities in the Brazilian agricultural and cattle raising sector. In April 2006, BrasilAgro increased its capital through a global and domestic offering of common shares. As of June 30, 2012, we owned 39.64% of the outstanding common shares of BrasilAgro. Through this company we control 8 farms, extending over a total surface area of 172,671 hectares allocated to the production of sugarcane, corn, soybean and timber.

In 2008 we started to operate in Bolivia acquiring four parcels of land in the area of Santa Cruz de la Sierra. Besides, in 2011 we acquired two parcels of land, extending our operations, and we sold a portion of a farm generating appreciation values over 40%. As of June 30, 2012, we had a total of 31,260 hectares intended for agriculture (including double crops) in that country.

Under a joint venture with Carlos Casado S.A., known as Cresca (in which we hold a 50% interest), we acquired a farm in Paraguay along with the option to purchase up to 100,000 hectares for the purpose of developing agricultural and cattle raising operations. As of June 30, 2012, Cresca had 1,084 hectares intended for beef cattle, 8,378 hectares intended for agriculture and 36,116 hectares of natural woodlands for future developments.

We are also directly engaged in the Argentine real estate business through our subsidiary IRSA, one of Argentina’s leading real estate companies. IRSA is engaged in the development, acquisition and operation of shopping centers, premium offices, and luxury hotels in Argentina, as well as the development of residential properties. A majority of our directors are also directors of IRSA.

History
We were incorporated in 1936 as a subsidiary of Credit Foncier, a Belgian company engaged in the business of providing rural and urban loans in Argentina. We were incorporated to administer real estate holdings foreclosed by Credit Foncier. Credit Foncier was liquidated in 1959, and as a part of such liquidation, our shares were distributed to Credit Foncier’s shareholders and in 1960 were listed on the Buenos Aires Stock Exchange. During the 1960s and 1970s, our business shifted to exclusively agricultural activities.

During 1993 and 1994, Consultores Asset Management acquired on behalf of certain investors approximately 22% of our outstanding shares on the Buenos Aires Stock Exchange. In late 1994, an investor group led by Consultores Asset Management (including Dolphin Fund plc.) purchased additional shares increasing their aggregate shareholding to approximately 51.4% of our outstanding shares. In 1997, we increased our capital through a rights offering and global public offering of ADRs representing our common shares and listed such ADRs on the NASDAQ. In March 2008, we made a capital increase for 180 million shares, in which 100% of the shares offered were subscribed locally and internationally.

In 2005, we organized BrasilAgro together with other partners, in order to replicate our business in Brazil. BrasilAgro is engaged mainly in four business segments:

(i)	sugarcane;
(ii)	grains and cotton;
(iii)	forestry activities; and
(iv)	livestock.

In May 2006, BrasilAgro’s shares became listed in the Novo Mercado of the Brazilian Stock Exchange (BOVESPA) with the symbol AGRO3.
After a series of transactions and agreements, we have concluded the shareholders’ agreements with our partners and currently hold a 39.64% interest in BrasilAgro’s stock capital. As from fiscal year 2011, we present our financial statements in consolidated form with BrasilAgro’s.

As part of a series of transactions that implied a further expansion of Cresud’s agriculture and cattle-raising business in South America, in July 2008, Cresud purchased, through various companies, 12,166 hectares located in Santa Cruz de la Sierra, Republic of Bolivia for a total price of USD 28.9 million. In June 2011, two parcels located in the same region were purchased, with a total area of approximately 5,000 hectares intended for agriculture. In addition, in that same month the sale of a 910 hectare parcel of land allocated to agriculture was agreed upon, for a total price of USD 3.6 million, equivalent to USD 4,000 per hectare, which had been purchased in 2008 for a price of USD 2,300 per hectare.

On the other hand, in September 2008, Cresud entered into a series of agreements for accessing the real estate, agricultural and cattle raising and forestry markets of the Republic of Paraguay. Under these agreements, a new company was organized together with Carlos Casado S.A., named Cresca S.A. in which Cresud holds a 50% interest and acts as adviser for the agricultural, cattle raising and forestry exploitation of a 41,931 hectare rural property and up to 100,000 additional hectares located in Paraguay under a purchase option already exercised, whose title deed is to be executed in the name of Cresca in 2013.

As of June 30, 2012, we had invested approximately ARS 981.0 million to acquire 64.20% of the outstanding common shares of IRSA. Between December 2007 and June 30, 2012, we acquired 172,144,937 shares of IRSA, increasing our interest to 64.20% at the closing of fiscal year 2012. As from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA's.

Our Principal Business Activities

During the fiscal year ended June 30, 2012, we conducted our operations on 33 owned farms and 71 leased farms. Some of the farms we own are engaged in more than one productive activity at the same time.

The following table sets forth, for the fiscal years indicated, our production volumes by principal product line:

	Production of Primary Agricultural Products
	Fiscal Year ended June 30,
	2008 (1)(5)	2009 (1)(5)	2010 (1)(5)	2011 (1)(5)	2012 (1)(6)
Crops (2)	198,146	237,031	322,616	466,910	606,201
Sugarcane	-	-	-	-	576,048
Beef Cattle (3)	8,786	7,112	3,153	6,519	9,000
Milk (4)	20,825	20,898	21,690	19,605	16,563

(1)	Does not include production from Agro Uranga S.A.
(2)	Production measured in tons.
(3)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.
(4)	Production measured in thousands of liters.
(5)	Does not include BrasilAgro.
(6)	As from fiscal year 2012, it includes BrasilAgro.

Product (in tons)	Stock as of 06/30/2011 (1)	Fiscal Year 2012 Production (3)	Fiscal Year 2012 Sales (3)	Stock as of 06/30/2012 (3)

Wheat	4,259	18,269	20,746	6,350
Corn	45,691	250,435	224,481	86,297
Sunflower	7,151	14,503	18,095	3,501
Soybean	56,707	199,559	251,218	45,009
Sugarcane	-	576,048	636,335	45,819
Milk(2)	-	16,563	16,267	-
Beef	27,105	9,000	15,437	22,882

(1) Does not include BrasilAgro.

(2) In thousands of liters.

(3) Includes BrasilAgro.

The following chart shows, for fiscal year 2012, the surface area in operation for each line of business:

-	Does not include Agro Uranga S.A. (35.72% over 8,299 hectares).

The following chart illustrates, for the fiscal year ended on June 30, 2012, the surface area in operation and the hectares held as land reserves, classified into own, under lease or under concession:

-	Does not include Agro Uranga S.A. (35.72% over 8,299 hectares).

Crop Production

Our crop production is mainly based on grains and oilseeds and sugarcane. Our crop production includes mainly wheat, corn, soybean and sunflower. Other crops, such as sorghum, are sown occasionally and represent only a small percentage of total sown land.

The following table shows, for the fiscal years indicated, our crop production volumes:

	Crop Production
	Fiscal Year ended June 30,
	2008(1)	2009(1)	2010(1)	2011(1)	2012(2)
	(in tons)
Wheat	21,583	21,375	11,636	16,386	18,269
Corn	94,021	110,149	127,060	171,614	250,435
Sunflower	9,283	13,030	7,641	13,512	14,503
Soybean	59,479	76,893	126,956	154,008	199,559
Sugarcane	-	-	-	-	576,048
Other	13,780	15,584	49,323	111,391	123,435
Total	198,146	237,031	322,616	466,910	1,182,249

(1)	Does not include production from Agro Uranga S.A. or BrasilAgro.

(2)	Does not include production from Agro Uranga S.A. Includes BrasilAgro.

Out of the total production of 1,182,249 tons recorded during this fiscal year, the crop farms located in Argentina contributed 385,739 tons, the crop farms located in Brazil contributed 732,967 tons (including sugarcane), the farms located in Bolivia contributed 58,280 tons and the farms located in Paraguay contributed 5,262 tons. However, as of the end of the fiscal year, harvesting had not been completed, estimating a total production of approximately 474,230 tons of grains and 830,448 tons of sugarcane. This delayed effect, which will be recognized in the next fiscal year, mainly affects corn and results from the rotation in the portfolio of Argentine own farms and leased farms experienced in the last years, as the weighting of farms located in the north of Argentina has increased.

The following table shows the sown surface area assigned to crop production, classified into owned, under lease and under concession for the fiscal years indicated below:

	Sown Land for Crop Production
	Fiscal Year ended June 30,
	2008(1)(2)(3)	2009(1)(2)(3)	2010(1)(2)(3)	2011(1)(2)(3)	2012(1)(2)(4)
	(in hectares)
Owned	25,379	43,193	47,448	59,122	132,607
Leased	30,449	59,615	42,696	52,205	44,494
Under Concession	3,811	8,067	10,816	10,401	8,778
Total	59,639	110,875	100,960	121,728	185,879

(1)	Sown land may differ from that indicated under “Uses of Land”, since some hectares are sown twice in the same season and therefore are counted twice.
(2)	Includes hectares from Agropecuaria Anta, merged with Cresud on July 1, 2010.
(3)	Does not include BrasilAgro or Agro Uranga S.A.
(4)	Includes BrasilAgro. Does not include Agro Uranga S.A.

The following table shows the hectares sown and tons harvested for the fiscal years indicated below:

	Fiscal year ended June 30,
	2011(1)		2012(2)
	Hectares sown (ha)	Production (tn)	Hectares sown (ha)	Production (tn)
Wheat	9,419	16,386	9,247	18,269
Corn	48,802	171,614	62,055	250,435
Sunflower	7,833	13,512	10,093	14,503
Soybean	60,928	154,008	104,834	199,559
Sugarcane	-	-	11,298	576,048
Other	15,828	111,391	24,360	123,435
Total	142,810	466,910	221,886	1,182,249

(1) Does not include hectares from Agro Uranga S.A. or BrasilAgro.

(2) Does not include hectares from Agro Uranga S.A. Includes BrasilAgro.

As of June 30, 2012, our crop stocks consisted in 6,350 tons of wheat, 86,297 tons of corn, 45,009 tons of soybean, 2,581 tons of sorghum, 3,501 tons of sunflower and 45,819 tons of sugarcane; whereas as of June 30, 2011, our crop stocks consisted in 4,259 tons of wheat, 45,691 tons of corn, 56,707 tons of soybean, 3,114 tons of sorghum and 7,151 tons of sunflower. In the season ended on June 30, 2012, the surface area of leased land was 26% of the total sown land.

We seek to diversify our mix of products and the geographic location of our farmlands to achieve an adequate balance between the two principal risks associated with our activities: weather conditions and the fluctuations in the prices of commodities. In order to reduce such risks, we own and lease land in several areas of Argentina with different climate conditions that allow us to sow a diversified range of products. Our leased land for crops is mostly located in the Pampa region, a favorable area for crop production. The leased farms are previously studied by technicians who analyze future production expectations based on the historic use of the land. The initial duration of lease agreements is typically one or three seasons. Leases of farms for production of crops generally consist of lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. The principal advantage of leasing farms is that leases do not require us to commit large amounts of capital to the acquisition of lands but allow us to increase our scale in the short term and reduce the risk of inclement weather. The disadvantage of this strategy is that the cost of leasing can increase over time, in part, because increased demand for leased land increases the price of leased land.

In order to increase our production yields, we use, besides technology, labor control methods which imply the supervision of the seeding’s quality (density, fertilization, distribution, and depth), crop monitoring (determination of natural losses and losses caused by harvester) and verification of bagged crop quality. In this way, we work jointly with our suppliers to achieve the best management of inputs, water and soil.

Wheat seeding takes place from June to August, and harvesting takes place from December to January. Corn, soybean and sunflower are sown from September to December and are harvested from February to June. Grains are available to be sold as commodities after the harvest from December to June and we usually store part of our production until prices recover after the drop that normally takes place during the harvesting season. A major part of production, especially soybean, wheat and sunflower seeds, corn and sorghum, is sold and delivered to buyers pursuant to agreements in which price conditions are fixed by reference to the market price at a specific time in the future that we determine. The rest of the production is either sold at current market prices or delivered to cover any futures contract that we may have entered into.

Beef Cattle Production

Our beef cattle production involves the breeding and fattening of our own animals. In some cases, if market conditions are favorable, we also purchase and fatten cattle which we sell to slaughterhouses and supermarkets.  As of June 2012, our beef cattle aggregated 59,435 heads, and we had a total surface area of 83,360 hectares of own lands dedicated to this business activity.

During the fiscal year ended June 30, 2012, our beef cattle activities generated sales of ARS 135.0 million, representing 12% of our total consolidated sales from the agriculture and cattle raising business, and our production was 9,000 tons, an increase of 38.1% compared to the previous fiscal year.

The following table sets forth, for the fiscal years indicated below, the beef cattle production volumes:

	Fiscal Year ended June 30,
	2008(1)	2009(1)	2010(1)	2011(1)	2012(1)
	(in tons)
Beef cattle production(2)	8,786	7,112	3,153	6,519	9,000

(1)	Does not include production from Agro Uranga S.A.
(2)	Production measured in tons of live weight. Production is the sum of the net increases (or decreases) during a given period in live weight of each head of beef cattle owned by us.

Management by lot in our pastures is aided by electrical fencing which may be easily relocated to supplement our land-rotation cycles. Our cattle herd is subject to a 160 kg to 360 kg fattening cycle by grazing in pastures located in our north farmlands, where conditions are adequate for initial fattening. For fattening above 360 kg, cattle are fattened until they reach 430 kg in our San Luis feedlot. The feedlot fattening system leads to homogeneity in production and beef of higher quality and tenderness because of the younger age at which animals are slaughtered.

Our cattle breeding activities are carried out with breeding cows and bulls and our fattening activities apply to steer, heifers and calves. Breeding cows calve approximately once a year and their productive lifespan is from six to seven years. Six months after birth, calves are weaned and transferred to fattening pastures. Acquired cattle are directly submitted to the fattening process. Upon starting this process, cattle have been grazing for approximately one year to one and a half year in order to be fattened for sale. Steer and heifers are sold when they have achieved a weight of 380–430 kg and 280–295 kg, respectively, depending on the breed.

Pregnancy levels, which have been improving over the years, showed satisfactory levels of efficiency notwithstanding the adverse weather conditions. Genetics and herd management is expected to further improve pregnancy levels in the coming years. Reproductive indicators improved thanks to the implementation of technologies, which have included handling techniques and females artificial insemination with cattle genetics especially selected for the stock which is purchased from specialized companies in quality semen elaboration for meat production. We use veterinarian products manufactured by leading national and international laboratories. It is important to emphasize the work of a veterinarian advising committee, who are external to us and visit each establishment monthly to control and agree tasks.

Currently, the cattle raising farms are officially registered as export farmlands pursuant to the identification and traceability rules in force in Argentina. Animals are individually identified, thus allowing for the development of special businesses in this area.

Our beef cattle stock is organized into breeding and fattening activities. The following table shows, for the periods indicated, the number of head of beef cattle for each activity:

	Heads of Beef Cattle (1)
	Fiscal Year ended June 30,
	2008(2)	2009(2)	2010(2)	2011(2)	2012(2)
Breeding	57,999	59,283	61,859	50,430	42,109
Fattening	22,359	28,520	9,379	22,697	17,326
Total	80,358	87,803	71,238	73,127	59,435

(1)           For classification purposes, upon birth, all calves are considered to be in the breeding process.
(2)           Does not include heads of beef cattle from Agro Uranga S.A.

We seek to improve beef cattle production and quality in order to obtain a higher price through advanced breeding techniques. We cross breed our stock of Indicus, British (Angus and Hereford) and Continental breeds to obtain herds with characteristics better suited to the pastures in which they graze. To enhance the quality of our herds even further, we plan to continue improving our pastures through permanent investment in seeds and fertilizers, an increase in the watering troughs available in pastures, and the acquisition of round bailers to cut and roll grass for storage purposes.

Our emphasis on improving the quality of our herd also includes the use of animal health-related technologies. We comply with national animal health standards that include laboratory analyses and vaccination aimed at controlling and preventing disease in our herd, particularly FMD.

Direct costs of beef production consist primarily of seeds for pasture (for instance, gatton panic, oats and barley) and crops for feeding and dietary supplementation purposes and animal health costs, among others.

Milk Production

As of June 30, 2012 we conducted our milk business in the dairy facility located in “El Tigre” farm in La Pampa, Argentina. We have a capacity of 2,600 cows in milking per day and seek to increase total productivity through the application of new technologies including improved genetic management for milk production, feeding strategic planning based on cattle specific requirements and the use of individual traceability to know the productivity history of each animal. Also we use computer science in milk business to make more efficient the manual labor by surveying the information supplied by the farm.

Within the process of de-commoditization and technological innovation, we implemented an identification and tracing system in compliance with European and SENASA standards. We also obtained Global Gap and HCCP certification. Our goal in this respect is to distinguish our production and obtain higher prices in production sales.

Our milk production is based on a herd of Holando Argentina dairy cows, genetically selected through the use of imported frozen semen of North American Holando bulls. Male calves are sold, at calving, for a given amount per head, whereas female calves are weaned after 24 hours, spend approximately 60 days in raising and approximately 100 days being fed on the basis of grass, grains and supplements. Young heifers then graze for an additional 12 to 15 month period, prior to artificial insemination at the age of 18 to 20 months and they calve nine months later. Heifers are subsequently milked for an average of 300 days. Milking dairy cows are once again inseminated during the 60 to 90 day subsequent period. This process is repeated once a year during six or seven years. The pregnancy rate for our dairy cows is 80-90%.

Our dairy herd is milked mechanically twice a day. The milk obtained is cooled to less than five degrees centigrade to preserve quality and is then stored in a tank for delivery once a day to trucks sent by buyers. Dairy cows are fed mainly with grass, supplemented as needed with grains, hay and silage. We have invested in certain technologies that focus on genetic improvement, animal health and feeding in order to improve our milk production. These investments include imports of top quality frozen semen from genetically improved North American Holstein bulls, agricultural machinery and devices such as feed-mixer trucks, use of dietary supplements and the installation of modern equipment to control milk cooling. We are currently acquiring dietary supplements for our dairy cows and have made investments with the aim of increasing the quantity and quality of forage (pasture, alfalfa and corn silage) in order to reduce feeding costs.

The following table sets forth, for the periods indicated, the average number of our dairy cows, average daily production per cow and our total milk production:

	Milk Production
	Fiscal Year ended June 30,
	2008(1)	2009(1)	2010(1)	2011(1)	2012(1)
Average dairy cows per day	3,174	3,286	3,297	2,816	2,112
Production (daily liters per cow)	18	17.4	18	19.1	21.5
Total production (thousands of liters)	20,825	20,898	21,690	19,605	16,563

(1)	Does not include production from Agro Uranga S.A.

At the closing of fiscal year 2012, we had 6,184 heads of cattle on 3,022 hectares involved in the production of milk; whereas as of June 30, 2011, we had 6,385 heads of cattle on 2,900 hectares.

Farms

Land Acquisitions
We intend to increase our farmland portfolio by acquiring large extensions of land with high appreciation or production potential. We also intend to transform the land acquired from non-productive to cattle breeding, from cattle breeding to farming, or applying technology to improve farming yields so as to generate higher land appreciation.

In our view, the sector’s potential lies in developing marginal areas and/or under-utilized areas. As a result of current technology, we may achieve similar yields with higher profitability than core areas; this may result in the appreciation of land values.

At present, prices of farmlands used in agricultural production have increased in the southern hemisphere (mainly South America) but continue to be relatively low compared to the northern hemisphere (U.S. and Europe). Our financial strength relative to other Argentine producers gives us the chance to increase our land holdings at attractive prices, improve our production scale and create potential for capital appreciation.

Several important intermediaries, with whom we usually work, bring farmlands available for sale to our attention. The decision to acquire farmlands is based on the assessment of a number of factors. In addition to the land’s location, we normally carry out an analysis of soil and water, including the quality of the soil and its suitability for our intended use (crops, beef cattle, or milk production), classify the various sectors of the lot and the prior use of the farmland; analyze the improvements in the property, any easements, rights of way or other variables in relation to the property title; examine satellite photographs of the property (useful in the survey of soil drainage characteristics during the different rain cycles) and detailed comparative data regarding neighboring farms (generally covering a 50-km area). Based on the foregoing factors, we assess the farmland in terms of the sales price compared against the production potential of the land and the appreciation potential of the capital. We consider that competition for the acquisition of farmlands is, in general, limited to small farmers for the acquisition of smaller lots, and that there is scarce competition for the acquisition of bigger lots.

In addition, we may consider the acquisition of farmlands in marginal zones and their improvement by irrigation in non-productive areas as well as the installation of irrigation devices in order to obtain attractive production yields and create potential for capital appreciation.

On May 30, 2008, IRSA signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a portion of a farm located in the District of Luján, Province of Buenos Aires. The transaction was agreed for a price of USD 3.0 million, USD 1.2 million of which were paid on that date.

On December 13, 2008, the Company was formally recognized as principal of the transaction; the balance of USD 1.8 million will be paid by the Company upon execution of the title deed.

On September 5, 2008, we signed the title deed for the purchase of 10,910 hectares of “Estancia Carmen” farm located in the Province of Santa Cruz. The transaction was agreed for a price of USD 0.7 million, that was paid in full.

On July 28, 2008, we signed a bill of purchase for 4,566 hectares of “Las Londras” farm located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of USD 11.4 million, which had been fully paid as of June 30, 2011.

On July 28, 2008, we signed a bill of purchase for 883 and 2,969 hectares of “San Cayetano” and “San Rafael” farms, respectively, located in the Province of Guarayos, Republic of Bolivia. The transaction was agreed for a price of USD 8.8 million, which had been fully paid as of June 30, 2012.

On July 28, 2008, we signed a bill of purchase for 3,748 hectares of “La Fon Fon” farm, located in the Province of Obispo Santiesteban, Republic of Bolivia. The transaction was agreed for a price of USD 8.6 million, which had been fully paid as of June 30, 2012.

Following our expansion strategy at international level, during September 2008, we signed a bill of purchase for a 50% undivided interest in 41,931 hectares located in Mariscal José Felix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, owned by Carlos Casado S.A., for a price of USD 5.2 million, in order to contribute them to the new company recently organized (Cresca S.A.). The contribution was made on January 26, 2009, and the title deed to the property was executed on February 3, 2009.

On March 19, 2010, in connection with the option previously exercised with respect to the property, Cresca S.A. required Carlos Casado S.A. to transfer to it 3,614 hectares. As agreed in the Option Agreement, Cresca S.A. should pay Carlos Casado S.A. USD 350 per hectare. The last payment was made on March 4, 2011.

On June 2 and 8, 2011, the companies Yuchán and Yatay entered into purchase agreements for two plots of land located in Santa Cruz, Bolivia, with a total surface area of approximately 5,000 hectares, to be allocated to agriculture.

The first plot is a farm called 4 Vientos, of approximately 2,660 hectares, allocated to sugarcane production. Its purchase price was USD 8.4 million. Upon the execution of the purchase agreement USD 2 million were paid; and in July 2011, December 2011 and June 2012, USD 2.0 million, USD 1.4 million and USD 1.4 million, respectively, were paid. The balance is payable in October 2012.

The second purchase involves a farm called La Primavera, of approximately 2,340 hectares, allocated to soybean production. Its purchase price was USD 5.0 million, USD 3.7 million of which have been paid already. The remaining balance is payable in two semi-annual consecutive installments, with the last payment falling due in June 2013.

On March 2, 2011, the Company purchased, jointly with Zander Express S.A,, a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided interest in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was USD 4.0 million; therefore, the amount of USD 1.6 million was payable by Cresud, which had been already paid as of the moment of execution of the deed of conveyance of title.

The following chart shows, for the fiscal years indicated below, certain information concerning our land acquisitions for each of the last 15 fiscal years ended on June 30:

(1)
Includes the acquisition of “Ñacurutú,” “Tapenagá,” “Santa Bárbara" and “La Gramilla,” “La Sofia,” “La Suiza,” “La Esmeralda” and “Tourné” farms of 30,350 hectares, 27,312 hectares, 7,052 hectares, 1,223 hectares, 41,993 hectares, 11,841 hectares and 19,614 hectares, respectively. It also includes the acquisition of “Las Vertientes” which is a silo plant.

(2)	Includes the acquisition of “El Tigre” farm of 8,360 hectares.
(3)	Includes the acquisition of “La Adela” and “El Invierno” farms of 72 hectares and 1,946 hectares, respectively.
(4)	Includes the acquisition of “Sao Pedro” farm of 6,022 hectares.
(5)	Includes the acquisition of “8 de Julio” farm of 90,000 hectares.
(6)	Includes the acquisition of the remaining 25% of “La Adela” farm of 18 hectares and 80% of “La Esperanza” farm of 980 hectares.
(7)
Includes the acquisition of "Estancia Carmen", "Puertas de Luján", "Las Londras", "San Cayetano", "San Rafael", and "La Fon Fon" farms and 50% of "Jerovia" farm, of 10,911, 115, 4,566, 883, 2,969, 3,748 and 20,966 hectares, respectively.

(8)	Includes exercise of the option over 50% of the “Jerovía” farm of 3,646 hectares.
(9)	Includes the acquisition of “La Primavera” and “4 Vientos” farms of 2,341 hectares and 2,659 hectares, respectively. In addition, it includes the acquisition of 943 hectares of the Mendoza farm.

Land Sales
We periodically sell properties that have reached a considerable appraisal to reinvest in new farms with higher appreciation potential. We analyze the possibility of selling based on a number of factors, including the expected future yield of the farmland for continued agricultural and livestock exploitation, the availability of other investment opportunities and cyclical factors that have a bearing on the global values of farmlands.

The following chart shows, for the fiscal years indicated below, certain information concerning our land sales for each of the last 15 fiscal years ended on June 30:

Gain

(1)   Includes the difference between the gross proceeds from sales (net of all taxes and commissions) and the book value of the assets sold.
(2)   Includes the sale of 7,878 hectares of “Moroti” and “Santa Rita” farms.
(3)   Includes the sale of “El Meridiano” and “Runciman” farms of 6,302 and 3,128 hectares, respectively.
(4)   Includes the sale of “El Bañadito” and “Tourne” farms of 1,789 and 19,614 hectares, respectively.
(5)   Includes the sale of “El Silencio”, “La Sofia” and “El Coro” farms of 397 hectares, 6,149 hectares and 10,321 hectares, respectively.
(6)   Includes the sale of “Los Maizales” and “San Luis” farms of 618 and 706 hectares, respectively.
(7)   Includes the sale of “41-42” farm of 6,478 hectares and 5,997 hectares of IGSA’s land reserves.
(8)   Includes the sale of “Ñacurutú” and “San Enrique” farms of 30,350 and 977 hectares, respectively. It also includes the results of the sale of a two-hectare parcel owned by IGSA.
(9)   Includes the sale of “El Gualicho” farm of 5,727 hectares.
(10) Includes the sale of 20,833 hectares of “Tapenagá” farm and the partial sale of 14,516 hectares of “Los Pozos” farm and 50 hectares of “El Recreo” farm.
(11) Includes the partial sale of 4,974 hectares of “Los Pozos” farm and the partial sale of 2,430 hectares of "La Esmeralda” farm.
(12) Includes the partial sale of 1,658 hectares of "Los Pozos" farm and the partial sale of 1,829 hectares of "El Recreo" farm.
(13) Includes the sale of 12,071 hectares of “Tali Sumaj”.
(14) Includes the sale of “La Juanita” farm, of 4,302 hectares, and the partial sale of 910 hectares of “La Fon Fon” farm.

On July 24, 2008, we sold two parcels of "El Recreo" farm (1,829 hectares), located in the Province of Catamarca. The transaction was agreed for a price of USD 0.36 million, that was collected in full. The gain from this transaction has been already recognized.

On April 7, 2009, we signed the deed of sale for 1,658 hectares of "Los Pozos" farm located in the Province of Salta. The transaction was agreed for a price of USD 0.5 million, that was collected in full.

On June 15, 2010, we signed the deed of sale of the “Tali Sumaj” farm (12,701 hectares), located in the Province of Catamarca. The transaction was agreed for a price of USD 4.8 million, that was collected in full.

Since as of the date of these financial statements the preliminary attachment levied in the matter of “EXAGRIND S.A.- Estancia San Rafael v. Tali Sumaj et al, on Damages” had not been released, the Company promised to take all actions available to it so as to obtain the release and/or the replacement of the attachment, and undertook to perform all obligations that might arise if an adverse judgment was entered against it and to bear all legal costs and further procedural expenses resulting from the entry of a final and conclusive judgment in the case. To such end, the Company delivered a performance bond for the benefit of the purchaser as security for its obligations.

On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm, located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of USD 18 million, which have been fully paid. The sale resulted in a gain of approximately ARS 49.6 million.

In addition, we agreed upon the sale of 910 hectares belonging to Yuchán and Yatay, allocated to agricultural production, for a total amount of USD 3.6 million. From the total sales amount, USD 2.0 million have been already collected, while the balance is payable in three semi-annual consecutive installments, with the next payment falling due in December 2012 and the last one in December 2013.

On September 28, 2011, BrasilAgro sold the Sao Pedro farm, a rural property located in the Municipality of Chapadão do Céu – GO with a total surface area of 2,447 hectares, including 1,724 hectares suitable for agriculture, for a total amount in Reais equivalent to 580,000 bags of soybean seeds. The sale is part of BrasilAgro’s strategy, aimed at obtaining profits from the sale of properties in addition to agricultural production income.

The purchaser made a payment of BRL 9,769 (equivalent to ARS 23,480), equal to 210,000 tons of soybean. The remaining balance is payable in four annual installments due on March 30 of each year, for an amount of 92,500 bags of soybean each. The transaction amount is BRL 23.3 million (equivalent to ARS 59.8 million).

On March 2, 2012, the sale of 1,194 additional hectares in La Fon Fon farm was agreed upon for USD 4.8 million, USD 1.1 million of which have been collected. The balance is payable in seven semi-annual consecutive installments, beginning on November 30, 2012. Possession was surrendered on June 30, 2012.

On May 22, 2012, the Company sold, assigned and conveyed to APSA a 115-hectare plot of land located in the district of Luján, Province of Buenos Aires, for a total amount of USD 8.9 million, which has been fully collected.

Farmland Portfolio

As of June 30, 2012, we owned, together with our subsidiaries, 33 farms, with a total surface area of 646,759 hectares.

The following table sets forth our farm portfolio as of June 30, 2012:

Use of Farms Owned and under Concession as of June 30, 2012
	Locality	Province	Date of Acquisition	Surface Area	Main Business	Beef Cattle	Sheep	Milk	Agriculture	Cattle Heads
				(has)		(has)	(has)	(has)	(has)
La Adela	Lujan	Buenos Aires	Original	1,054	Agriculture	37			822	1
El Recreo	Recreo	Catamarca	May ’95	12,395	Natural Woodlands
Los Pozos	JV González	Salta	May ’95	240,858	Beef Cattle/ Agriculture/ Natural Woodlands	47,910			4,089	42,779
San Nicolás (1)	Rosario	Santa Fe	May ‘97	1,431	Agriculture				1,250
Las Playas (1)	Idiazabal	Cordoba	May ‘97	1,534	Agriculture/ Milk				1,448
La Gramilla/ Santa Bárbara	Merlo	San Luis	Nov ‘97	7,072	Agriculture under irrigation				2,281
La Suiza	Villa Angela	Chaco	Jun ‘98	41,993	Agriculture/ Beef Cattle	34,700			4,967	12,875
La Esmeralda	Ceres	Santa Fe	Jun ‘98	9,370	Agriculture/ Beef Cattle				8,118
El Tigre	Trenel	La Pampa	Apr ‘03	8,360	Agriculture/ Milk			3,022	4,363	6,184
El Invierno	Rancul	La Pampa	Jun ‘05	1,946	Agriculture				1,844
San Pedro	Concepción de Uruguay	Entre Rios	Sep ‘05	6,022	Agriculture				4,076
8 De Julio/ Estancia Carmen	Puerto Deseado	Santa Cruz	May ‘07/ Sep ‘08	100,911	Sheep		85,000			11,980
Cactus Argentina	Villa Mercedes	San Luis	Dec ‘97	171	Feedlot	170
Las Vertientes	Las Vertientes	Cordoba	-	4	Silo
La Esperanza	Rancul	La Pampa	Mar ‘08	980	Agriculture				334
Las Londras/ San Cayetano/ San Rafael/ La Fon Fon/ La Primavera/ Cuatro Vientos	Santa Cruz	Bolivia	Jan ‘09/ Nov ‘08	16,255	Agriculture				18,992
Jerovia (2)	Mariscal Estigarribia	Paraguay	Feb ‘09	22,789	Agriculture/ Natural Woodlands	542			4,189	677
Establecimiento Mendoza	Lujan de Cuyo	Mendoza	Mar ‘11	943
Cremaq	Baixa Grande Ribeiro/PI	Brazil		32,702	Agriculture				20,697
Jatoba	Jaborandi/BA	Brazil		31,606	Agriculture				10,943
Alto Taquari	Alto Taquari/MT	Brazil		5,186	Agriculture				3,558
Araucaria	Mineiros/GO	Brazil		9,682	Agriculture				5,428
Chaparral	Correntina/BA	Brazil		37,182	Agriculture				10,160
Nova Buruti	Januária/MG	Brazil		24,155	Forestry
Preferencia	Barreiras/BA	Brazil		17,799	Beef Cattle
Horizontina	Tasso Fragoso/MA	Brazil		14,359	Agriculture

Subtotal Own				646,759		83,360	85,000	3,022	107,559	74,496
Agropecuaria Anta SA (3)	Las Lajitas	Salta		132,000					8,778
Subtotal Concession				132,000					8,778
Total				778,759		83,360	85,000	3,022	116,337	74,496

(1)      Hectares in proportion to our 35.723% interest in Agro Uranga S.A.
(2)      Hectares in proportion to our 50.0% interest in Cresca S.A.
(3)      Hectares under concession. Includes 13,605 hectares operated by third parties.

La Adela

“La Adela” farm is located 60 kilometers northwest of Buenos Aires, it is one of our original farms. In December 2001, the dairy facility was closed down, using its total surface area for crop production. Between March 2005 and December 2007 we bought 72 additional hectares which were added to the existing 982 hectares. During the fiscal year ended June 30, 2012, 1,074 hectares were used for wheat, corn and soybean crops for high-yielding grain production.

El Recreo

“El Recreo” farm, located 970 kilometers northwest of Buenos Aires, in the Province of Catamarca, was acquired in May 1995. It has semi-arid climate and annual rainfall not in excess of 400 mm. This farm is maintained as a productive reserve.

On August 28, 2006, we sold 1,800 hectares of “El Recreo” farm in the amount of USD 0.15 million. On January 19, 2007, we signed a bill of sale for 50 hectares in the amount of ARS 0.7 million. On July 24, 2008, we signed the deed of sale for two parcels of land (1,829 hectares). The transaction was agreed for a price of USD 0.36 million.

Los Pozos.
The “Los Pozos” farm, located 1,600 kilometers northwest of Buenos Aires, in the Province of Salta, was acquired in May 1995. This property is located in a semi-arid area with average annual rainfall of 500 mm. The area is naturally suited to cattle raising and forestry activities (poles and fence posts), and it has agricultural potential for summer crops such as sorghum and corn, among others. For the fiscal year ended June 30, 2012, we used 4,089 hectares in agricultural production and 2,913 hectares intended for agriculture were leased to third parties. We completed the development of tropical pastures in almost 50,000 hectares. As of June 30, 2012, there were 42,779 heads of cattle in this farm. On June 5, 2007 we signed the deed of sale for a parcel of 14,516 hectares of “Los Pozos” farm for a price of USD 2.2 million, which has been received.  The sale generated a gain of USD 2.0 million. On October 22, 2007, we signed a deed for the transfer of an additional 4,974 hectares, the aggregate sales price was USD 1.1 million. The sale generated a gain of approximately USD 1.0 million. On April 7, 2009, we signed the deed of sale for 1,658 hectares of our farm. The transaction was agreed for a price of USD 0.5 million.

San Nicolás
“San Nicolás” is a 4,005-hectare farm owned by Agro Uranga S.A., and is located in the Province of Santa Fe, approximately 45 kilometers from the Port of Rosario. As of June 30, 2012, approximately 6,267 hectares were in use for agricultural production, including double crops. The farm has two plants of silos with a storage capacity of 14,950 tons.

Las Playas
 The “Las Playas” farm has a surface area of 4,294 hectares and is owned by Agro Uranga S.A. Located in the Province of Córdoba, it is used primarily for agricultural and milk production purposes. As of June 30, 2012, the farm had a sown surface area, including double crops, of 7,298 hectares for grain production.

La Gramilla and Santa Bárbara
These farms have a surface area of 7,052 hectares in Valle de Conlara, in the Province of San Luis. Unlike other areas in the Province of San Luis, this valley has a high quality underground aquifer which makes these farms well suited for agricultural production after investments were made in the development of lands, wells and irrigation equipment. In the course of the 2010/2011 farm season, a total of 2,968 hectares were sown, 716 hectares of which were sown under contractual arrangement with seed producers, and we leased, in turn, 1,626 hectares to third parties. The remaining hectares are used as land reserves.

La Suiza
 The “La Suiza” farm has a surface area of 41,993 hectares and is located in Villa Ángela in the Province of Chaco. It is used for raising cattle. As of June 30, 2012, “La Suiza” had a stock of approximately 12,875 heads of cattle. During the 2011/12 season, we used 5,530 hectares for growing cotton, corn, soybean and sorghum.

La Esmeralda
The “La Esmeralda” farm has a surface area of 9,370 hectares and is located in Ceres in the Province of Santa Fe. This farm, acquired in June 1998, has potential for both agricultural production and cattle raising. During the 2011/12 farm season, we used a total area of 9,802 hectares, including double crops, for production of corn, soybean, wheat, sunflower and sorghum. During the 2010/2011 season, “La Esmeralda” had an average of 2,256 heads of cattle on approximately 1,764 hectares. As of June 30, 2011, only 63 heads remained as it was decided to allocate all the producing area to agriculture. During the 2011/12 season we achieved our objective to fully convert this parcel of land into an agricultural facility.

On December 27, 2007, we agreed to sell to Estancias San Bruno S.A. and Estancias El Algarrobo S.A. a 2,430-hectare parcel of this farm. The aggregate sales price was USD 6.2 million that has been collected in full. The sale generated a gain of approximately USD 5.3 million.

El Tigre
The “El Tigre” farm was acquired on April 30, 2003 and has a surface area of 8,365 hectares. This farm has a high-tech dairy facility where we develop our milk production business in compliance with the highest quality standards. It is located in Trenel in the Province of La Pampa. As of June 30, 2012, 4,926 hectares were assigned to crop production. This farm produced 16.3 million liters of milk in the fiscal year ended June 30, 2012, with an average of 2,112 cows being milked and an average daily production of 21.4 liters per cow.

El Invierno
The “El Invierno” farm was acquired on June 24, 2005 and has a surface area of 1,946 hectares.  It is located in Rancul in the Province of La Pampa, 621 kilometers to the west of Buenos Aires. During the fiscal year ended June 30, 2012, we used the land exclusively for crop production and planted 1,844 hectares.

San Pedro
 The “San Pedro” farm was purchased on September 1, 2005. It has a surface area of 6,022 hectares and is located in Concepción del Uruguay, Province of Entre Ríos, which is 305 kilometers north of Buenos Aires. In the course of the 2011/2012 farm season, 4,546 hectares were used for agricultural production, including double crops, and 1,143 hectares were leased to third parties for livestock activities.

8 de Julio and Estancia Carmen
The “8 de Julio” farm was acquired on May 15, 2007 and has a surface area of 90,000 hectares.  It is located in the department of Deseado in the Province of Santa Cruz. Due to its large surface area, this farm offers excellent potential for sheep production. In addition, we believe the land has potential for future tourism and recreational activities, as the southeast border of the farm stretches over 20 kilometers of coast. "Estancia Carmen" was acquired on September 5, 2008 and has a surface area of 10,911 hectares. It is located in the Province of Santa Cruz, next to our "8 de Julio" farm, and as the latter, it has excellent potential for sheep production. As of June 30, 2012, these farms had a stock of 11,980 sheep.

Cactus
The feedlot has a surface area of 170 hectares and is owned by Cactus Argentina S.A. It is located in Villa Mercedes, Province of San Luis. Cactus was a joint venture between us, Cactus Feeders Inc., one of the largest feedlot companies in the United States, and Tyson Foods, a leading beef and poultry meat processing company. The feedlot began to operate in September 1999. On June 30, 2009, Cactus Feeders Inc. sold its equity interest in Cactus Argentina S.A. On December 21, 2011, Cresud acquired Provemex Holding LLC (Tyson Foods)’s entire stake in Cactus Argentina S.A. As of June 30, 2012, our direct and indirect interest was 100%.

As of the closing of fiscal year 2012, Cactus had no cattle of its own.

Las Vertientes
The “Las Vertientes” storage facility has a surface area of 4 hectares and 10,000 tons capacity, and is located in Las Vertientes, Río Cuarto, in the Province of Córdoba.

La Esperanza
In 2008 we acquired “La Esperanza” farm located in the Province of La Pampa with a surface area of 980 hectares. The transaction was agreed for a price of USD 1.3 million that has been paid in full. During the year ended June 30, 2012, we used this farm solely for crop production.

Puertas de Luján

On May 30, 2008, IRSA Inversiones y Representaciones Sociedad Anónima signed, as nominee, a bill of purchase with delivery of possession for 115 hectares of a parcel of a farm located in the District of Luján, Province of Buenos Aires. On December 13, 2008, the Company was formally recognized as principal of the transaction. On May 22, 2012, the Company sold, assigned and conveyed to APSA all the above mentioned hectares for a total amount of USD 8.9 million, which have been fully collected.

Las Londras
On January 22, 2009, the bill of purchase for "Las Londras" farm was cast into public deed; it has a surface area of 4,566 hectares, and is located in the Province of Guarayos, Republic of Bolivia. During the 2011/2012 farm season it was used for crop production.

San Cayetano
On November 19, 2008, the bill of purchase for "San Cayetano" farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 883 hectares, which were used for crop production during the 2011/2012 farm season.

San Rafael
On November 19, 2008, the bill of purchase for "San Rafael" farm was cast into public deed. This farm is located in the Province of Guarayos, Republic of Bolivia, and has a surface area of 2,969 hectares, which were used for crop production during the 2011/2012 farm season.

La Fon Fon
On November 19, 2008, the bill of purchase for "La Fon Fon" farm was cast into public deed; it has a surface area of 3,748 hectares, and is located in the Province of Obispo Santiesteban, Republic of Bolivia. During the 2010/2011 farm season it was used for crop production. During fiscal year 2011, we agreed upon the sale of 910 hectares, allocated to agricultural production, for a total amount of USD 3.6 million. From the total sales amount, USD 2.0 million have been already collected, while the balance is payable in three semi-annual consecutive installments, with the next payment falling due in December 2012 and the last one in December 2013.

Moreover, on March 2, 2012 the sale of 1,194 hectares was agreed upon for an amount of USD 4.8 million, USD 1.1 million of which have been already collected. The balance is payable in seven semi-annual consecutive installments, falling due as from November 30, 2012. Possession was surrendered on June 30, 2012.

4 Vientos
On June 3, 2011, we executed the purchase agreement for the “4 Vientos” farm, with a surface area of approximately 2,660 hectares, allocated to sugarcane production. Its purchase price was USD 8.4 million.

La Primavera
On June 7, 2011 we executed the purchase agreement for “La Primavera” farm, with a surface area of approximately 2,340 hectares. During season 2011/2012, including double crops, 4,370 hectares were allocated to crop production.

Jerovia
Cresca owns 50% of "Jerovia" farm, located in Mariscal José Félix Estigarribia, Department of Boquerón, Chaco Paraguayo, Republic of Paraguay, with a surface area of 45,578 hectares. During the 2011/12 season 4,189 hectares were used for crop production.

Establecimiento Mendoza
On March 2, 2011, the Company purchased, jointly with Zander Express S.A,, a rural property composed of thirteen plots of land located in the District of Perdriel, Luján de Cuyo Department, in the Province of Mendoza. As a result of this acquisition, Cresud has become owner of a 40% undivided estate in all and each of the properties, while Zander Express S.A. holds the remaining 60%. The total agreed price for this transaction was USD 4.0 million; therefore, the amount of USD 1.6 million was payable by Cresud.

Sao Pedro
Sao Pedro is a farm in Chapadao do Sul (MS). With a surface area of 2,447 hectares, Sao Pedro was bought for BRL 9.9 million. Its potential production area is 1,724 hectares.

On September 28, 2011, through our subsidiary BrasilAgro, we sold this farm for a total amount in Reais equivalent to 580,000 bags of soybean seeds. The sale is part of BrasilAgro’s strategy, aimed at obtaining profits from the sale of properties in addition to agricultural production income.

The purchaser made a payment of BRL 9,769 (equivalent to ARS 23,480), equal to 210,000 tons of soybean. The remaining balance is payable in four annual installments due on March 30 of each year, for an amount of 92,500 bags of soybean each. The transaction amount is BRL 23.3 million (equivalent to ARS 59.8 million).

Cremaq
Cremaq is a farm in Baixa Grande do Ribeiro (Piaui). Acquired for BRL 42 million and with a surface area of 32,702 hectares. The farm is close to the Itaqui Port and to the Norte-Sul railway. Weather and topographic conditions in the area are quite suited to soybean, corn and cotton crops. This property has been bought for a value lower than average in the region and it offers major appreciation potential. During the 2011/12 season, 20,697 hectares were used for crop production, including double crops.

Jatobá
Jatobá is a farm in the Jaborandi district, in the State of Bahía. The acquisition price was BRL 33 million and it has 31,606 hectares. During the 2011/12 season, 10,943 hectares were used for crop production.

Alto Taquarí
Alto Taquarí is a farm with a total area of 5,186 hectares and it is located in the municipality of Alto Taquarí, Mato Grosso. This property was purchased for BRL 33.2 million. During the 2011/12 season, 3,558 hectares were used for production. Alto Taquarí executed an agreement with ETH Bioenergía for supplying sugarcane during two full cycles (6 harvesting years, including 5 harvests).

Araucária
Araucária is a farm which has a total area of 9,682 hectares, and is located in the municipality of Mineiros, Goiás. Araucária executed an agreement with ETH Bioenergía for supplying sugarcane during two full cycles (6 harvesting years, including 5 harvests). 100% of the area is planted with sugarcane, totaling 5,428 hectares.

Chaparral
Chaparral is a farm located in Correntina, Bahía. This farm has a surface area of 37,181 hectares and was purchased for BRL 47.8 million. Its potential production area is 27,400 hectares. During the 2011/12 season, 10,160 hectares were used for crop production.

Nova Buriti
Nova Buriti is a farm with a total surface area of 24,247 hectares and it is located in the municipality of Januaria, Minas Gerais. With a production area estimated at 19,000 hectares, it will be used for forestry activities. At present, BrasilAgro is awaiting the licenses required to start operating.

Preferencia
Preferencia is a 17,799 hectare farm located in the municipality of Barreiras, Bahía. The purchase transaction was closed in September 2008 and it was agreed for a price of BRL 500.0 per hectare. This property has good conditions for cattle breeding and crops growing. The company has started rolling out a beef cattle project developing 5,451 hectares of pastures.

Horizontina
In March 2010, BrasilAgro consummated the acquisition of 14,359 hectares of the Horizontina farm, located in the municipality of Tasso Fragoso, Maranhão. We believe that this property has high appreciation potential if its land is developed. BrasilAgro invested approximately BRL 2.6 million in infrastructure improvement works. In addition, 3,000 hectares of woodlands were converted into pastures for purposes of allocating them to livestock production.

Lease of Farms

We conduct our business on owned and leased land. Rental payments increase our production costs, as the amounts paid as rent are accounted for as operating expenses. As a result, production costs per hectare of leased land are higher than for the land owned by us.

Our land leasing policy is designed to supplement our expansion strategy, using our liquidity to make productive investments in our principal agricultural activities. On the other hand, our leasing strategy provides us with an added level of flexibility in the share of each of our products in total production, providing for greater diversification.

The initial duration of lease agreements is typically one crop season. Leases of farms for production of crops consist in lease agreements with payments based on a fixed amount of Pesos per hectare or crop sharing agreements (“aparcería”) with payments in kind based on a percentage of the crops obtained or a fixed amount of tons of grains obtained or their equivalent value in Pesos. Leases of farmlands for cattle breeding consist in lease agreements with fixed payments based on a fixed amount of Pesos per hectare or steer kilograms or capitalization agreements with payments in kind or in cash based on the weight gain in kilograms.

During fiscal year 2012, we leased from third parties a total of 71 fields, covering 55,150 hectares, including 5,139 hectares in Brazil. Out of the total leased area, 42,515 hectares were assigned to farming production, including double crops, and 12,635 hectares to cattle. The properties for agricultural production were leased, primarily, at a fixed price prior to harvest and only a small percentage consisted of crop sharing agreements.

The following table shows the breakdown of the number of hectares of leased land used for each of our principal production activities:

	Surface area of leased farms
	Fiscal year ended June 30,
	2009	2010	2011	2012(1)
	(in hectares)
Crops	59,615	42,696	52,205	42,515
Beef Cattle	32,795	12,635	12,635	12,635
(1) Includes BrasilAgro.

Due to the rise in the price of land, we adopted a policy of not validating excessive prices and applying strict criteria upon adopting the decision to lease, selecting those lands with values that would ensure appropriate margins.

Silos

As of June 30, 2012, we had storage capacity of approximately 105,541 tons (including 35.723% of the storage capacity over 14,950 tons available at Agro Uranga S.A.).

The following table shows, for the fiscal years presented, our storage facilities:

	Storage capacity
	Fiscal year ended on June 30,
	2008	2009	2010	2011	2012
	(in tons)

Las Vertientes	10,000	10,000	10,000	10,000	10,000
San Nicolás (1)	5,341	5,341	5,341	5,341	5,341
BrasilAgro	-	-	-	-	90,200
Total	15,341	15,341	15,341	15,341	105,541

(1)	Owned by us through Agro Uranga S.A. (which represents 35.723% of capacity).
(2)	Includes BrasilAgro.

Land Management

In contrast to traditional Argentine farms, run by families, we centralize policy making in an Executive Committee that meets on a weekly basis in Buenos Aires. Individual farm management is delegated to farm managers who are responsible for farm operations. The Executive Committee lays down commercial and production rules based on sales, market expectations and risk allocation.

We rotate the use of our pasture lands between agricultural production and cattle feeding and the frequency depends on the location and characteristics of the farmland. The use of preservation techniques (including exploitation by no till sowing) frequently allows us to improve farm performance.

Subsequent to the acquisition of the properties, we make investments in technology in order to improve productivity and increase the value of the property. It may be the case that upon acquisition, a given extension of the property is under-utilized or the infrastructure may be in need of improvement. We have invested in traditional fencing and in electrical fencing, watering troughs for cattle herds, irrigation equipment and machinery, among other things.

Principal Markets

Crops
Our grains production is entirely sold in the local market. The prices of our grains are based on the market prices quoted in Argentine grains exchanges such as the Bolsa de Cereales de Buenos Aires and the Bolsa de Cereales de Rosario that take as reference the prices in international grains exchanges. The largest part of this production is sold to exporters who offer and ship this production to the international market. Prices are quoted in relation to the month of delivery and the port in which the product is to be delivered. Different conditions in price, such as terms of storage and shipment, are negotiated between the end buyer and ourselves.

Beef Cattle
Our beef cattle production is sold in the local market. The main buyers are slaughterhouses and supermarkets.

Prices in the beef cattle market in Argentina are basically fixed by local supply and demand. The Liniers Market (on the outskirts of the Province of Buenos Aires) provides a standard in price formation for the rest of the domestic market. In this market live animals are sold by auction on a daily basis. At Liniers Market, prices are negotiated by kilogram of live weight and are mainly determined by local supply and demand. Prices tend to be lower than in industrialized countries. Some supermarkets and meat packers establish their prices by kilogram of processed meat; in these cases, the final price is influenced by processing yields.

Milk
During the fiscal years 2010, 2011 and 2012 we sold our entire milk production to the largest Argentine dairy company, Mastellone S.A., which in turn manufactures a range of mass consumption dairy products sold in Argentina and abroad. The price of the milk we sell is mainly based on the percentage of fat and protein that it contains and the temperature at which it is cooled. The price we obtain from our milk also rises or drops based on the content of bacteria and somatic cells.

Customers
For the fiscal year 2012 our sales from the agribusiness (excluding sales of farms) and feedlot/meat packing segment were ARS 1,097.3 million and were made to approximately 492 customers. Sales to our ten largest customers represented approximately 46% of our net sales during the fiscal year 2011 and approximately 43% for the fiscal year ended June 30, 2012. Of these customers, our biggest three customers, Bunge Alimentos S.A., Brenco Companhia Brasileira de Energia Renovável and Molinos Río de la Plata S.A. represented, in the aggregate, approximately 25% of our sales for 2012, while the remaining seven customers in the aggregate represented approximately 18% of our net sales in fiscal year 2012. We have signed non-binding letters of intent with some of our largest customers that allow us to estimate the volume of the demand for certain products and to plan production accordingly. We generally enter into short-term agreements with a term of less than a year.

Marketing Channels and Sales Methods

Crops
We normally work with grains brokers and other intermediaries to trade in the exchanges. We sell part of our production in advance through futures contracts and buy and sell options to hedge against a drop in prices. Approximately 87% of the futures and options contracts are closed through the Bolsa de Cereales de Buenos Aires (Buenos Aires Grains Exchange) and 13% in the Chicago Board of Trade for hedging purposes.

Our storage capabilities allow us to condition and store grains with no third-party involvement and thus to capitalize the fluctuations in the price of commodities. Our largest storage facilities in Argentina, with capacity for 10,000 tons, are located in “Las Vertientes”, close to Río Cuarto, Province of Córdoba. In addition, we store grains in silo bags. On the other hand, in Brazil we have a total storage capacity of 88,500 tons.

Beef Cattle
We have several marketing channels. We sell directly to local meat processors and supermarkets, as well as in markets and auctions. Our customers include Arre Beef S.A., Quickfood S.A., Friar S.A., Frigorífico Forres Beltrán S.A., Madelán S.A., Frigorífico Bermejo S.A., Frigorífico Amancay S.A., Colombo y Colombo S.A., Iván O’Farrell S.R.L. and José A. Llorente S.A., at prices based on the price at Liniers Market.

We usually are responsible for the costs of the freight to the market and, in general, we do not pay commissions on our transactions.

Supplies

The current direct cost of our production of grains varies in relation to each crop and normally includes the following costs: tillage, seeds, agrochemicals and fertilizers. We buy in bulk and store seeds, agrochemicals and fertilizers to benefit from discounts offered during off-season sales.

Competition

The agricultural and livestock sector is highly competitive with a huge number of producers. We are one of the leading producers in Argentina and the region. However, if we compare the percentage of our production to the country’s total figures, our production would appear as extremely low, since the agricultural market is highly atomized. Our leading position improves our bargaining power with suppliers and customers. In general, we obtain discounts in the region in the acquisition of raw materials and an excess price in our sales.

Historically, there have been few companies competing for the acquisition and leases of farmlands for the purpose of benefiting from land appreciation and optimization of yields in the different commercial activities. However, we anticipate the possibility that new companies, some of them international, may become active players in the acquisition of farmlands and the leases of sown land, which would add players to the market in coming years.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Farmland Development

We consider that there is great potential in farmland development where, through the use of current technology, we may achieve similar yields with higher profitability than in core areas.

As of June 30, 2012, we owned land reserves in the region extending over more than 350,362 hectares that were purchased at very attractive prices. In addition, we have a concession over 109,617 hectares reserved for future development. We believe that there are technological tools available to improve productivity in these farms and, therefore, achieve appreciation in the long term. However, current or future environmental regulations could prevent us from fully developing our land reserves by requiring that we maintain part of this land as natural woodlands not to be used for production purposes.

We conducted our land development business in Argentina mainly in our “Los Pozos” farm in the Province of Salta. During fiscal year 2012, we had 47,910 hectares developed for beef cattle production, 4,089 hectares for own agricultural productions and 2,913 hectares leased to third party production, which we expect to increase to 6,853 in the next season. In addition, during fiscal year 2013, we seek to develop a further 3,322 hectares intended for agriculture and 2,043 hectares intended for beef cattle.

Furthermore, during fiscal year 2012 we continued with the development of Agropecuaria Anta S.A. (formerly named Agropecuaria Cervera S.A.), reaching 8,778 hectares devoted to our own production and 13,605 hectares leased to third parties. For the next fiscal year, we intend to use 11,216 hectares for agriculture and to reach 10,777 hectares leased to third parties, and we expect to develop 2,200 additional hectares intended for beef cattle.

In connection with our business in Paraguay, during fiscal year 2012 Cresca S.A. made progress in the development of its farms, planting 8,378 hectares and developing another 3,474. For the next fiscal year, Cresca plans to continue to develop new hectares for crop production and intensive cattle breeding in its farms located in Paraguay, where it seeks to plant 11,300 hectares and to allocate 900 hectares to intensive cattle breeding, and to develop a further 5,250 hectares intended to become operational in 2013.

Our developments in Brazil, through our subsidiary BrasilAgro, have extended the sown area (summer and winter season and sugarcane) by 16% compared to the previous period, totaling 67,510 hectares. Besides, during the year BrasilAgro developed 9,000 new hectares, 11,948 of which were planted with soybean in the last season and 1,794 hectares are being prepared for the coming season.

Equity Investees

Futuros y Opciones.Com S.A.
In May 2000, we acquired 70% of the shares of FyO S.A. (“Futuros y Opciones.Com”) for ARS 3.5 million. The site was launched in November 1999 and was aimed at becoming the most important agriculture business community in Latin America. Futuros y Opciones.Com launched its e-commerce strategy in March 2001, in order to sell products, buy inputs, arrange loans, and obtain insurance, among other things. Currently, the main activity of Futuros y Opciones.Com is grain brokerage.

The areas with the greatest potential for growth are: input commercialization and grain brokerage. Regarding input commercialization, the business volume was concentrated in a small number of suppliers, the agreements with the suppliers were improved in order to increase the margin of the business, and contracts of direct distribution were achieved. In terms of cereals, the grain trading unit was created, with the purpose of participating directly in the business by trading and offering services.

During fiscal year 2007, Futuros y Opciones.Com started to trade futures and options: it acquired a share in the Buenos Aires futures and options exchange market (Mercado a Término de Buenos Aires) and has also become a dealer. During fiscal years 2008 and 2009, Futuros y Opciones.Com continued trading futures and options with a 7.67% and 23.8% growth, respectively, as compared to the previous year. The service consisting in hedging with futures has consolidated into an essential tool for our customers to manage their price risks.

FYO is committed to excellence through quality and continued improvement. For this reason, since 2008 all its business and administrative processes have been certified under ISO 9001:2008 standards.

On September 30, 2010, the General Ordinary Shareholders’ Meeting of Futuros y Opciones.Com S.A. approved a capital increase for up to ARS 5.9 million, through the issuance of 538,613 common, registered, non-endorsable shares of ARS 1 par value each plus an issue premium of ARS 5,386. In this sense, Cresud has subscribed shares for ARS 4.5 million. Out of this amount, ARS 3.5 million were paid in through debt capitalization, and the balance of ARS 0.9 million was to be paid in in cash. As a result of this transaction, the Company’s interest was 65.85% as of June 30, 2012.

As of the end of fiscal year 2012, the company’s total revenues from its grains brokerage business unit were ARS 21.1 million with a trading volume of 1.7 million tons, 8% higher than the volume traded in fiscal year 2011 and thus accumulating a 50% growth in the last 3 years. The main crops traded were corn and soybean, and to a lesser extent, wheat and sunflower.

The portal fyo.com has reached its twelfth anniversary, consolidating as the benchmark site for agricultural marketing and adding year after year new and significant agricultural customers of various sizes to its user community. At the closing of this fiscal year, it has reached a base of more than 70,000 users and more than 820,000 visits per month. Plans are being made for relaunching the website with revamped features during the coming fiscal year.

Futuros y Opciones.Com’s goal is to continue consolidating itself as leading company in the grains brokerage business, standing out from its competitors by offering a full suite of advisory services to its clients and contributing its broad experience in the industry along with its staff’s expertise.

Cactus Argentina S.A.
Cactus was initially a joint venture between Cresud and Cactus Feeders Inc., one of the largest feedlot companies in the United States. The site of the joint venture’s operations is a 170 hectare farm in Villa Mercedes, in the Province of San Luis, which began operations in September 1999.

During fiscal year 2007, Cactus entered into a joint venture with Tyson Foods, Inc (“Tyson”), a leading meat processing company, pursuant to which Tyson, through Provemex Holdings LLC (“Provemex”), acquired a 52% equity interest in Cactus to establish the first integrated cattle operation in Argentina.  Consequently, the stock holdings of Cactus Feeders, Inc. and Cresud in Cactus were reduced to 24% each.

On January 11, 2007, Cactus and us (solely as nominee for Argentine legal purposes) acquired 100% of the shares in Exportaciones Agroindustriales Argentinas S.A. (“EAASA”). EAASA owns a meat packing plant in Santa Rosa, Province of La Pampa, with capacity to slaughter and process approximately 9,500 cattle heads per month. Cactus has been a pioneer in feedlot services with a 25,000 heads of cattle capacity, depending on the size of the cattle. Cactus’ customer base changed during recent years, as many companies related to the beef sector bought calves to be fed at the feedlot. To assure themselves a constant supply of high quality beef, these companies keep an inventory of cattle on feed.

On June 30, 2009, we entered into a shareholders' agreement with Cactus Feeders for the purchase of its 24% interest in Cactus Argentina S.A. (“Cactus”) and 0.24% interest in EAASA. The agreed purchase price was USD 2.4 million. At the same time, our Company and Tyson made contributions to Cactus in the amount of USD 2.4 million and USD 2.6 million, respectively. As a consequence of the transaction, we increased our interest in Cactus to 48%.

On December 23, 2010, in order to provide Cactus with funds to satisfy its capital requirements, we made a capital contribution of USD 4.0 million. Therefore, we increased our equity interest in Cactus from 48% to 80%. The remaining 20% was held by our partner Tyson. As part of this transaction, Tyson and us resolved to introduce certain amendments to the shareholders’ agreement, and in this context we granted a put option to Tyson in respect of its 20% interest in Cactus.

On December 21, 2011, Cresud purchased from Provemex, Tyson’s subsidiary, its entire equity interest in both Cactus and EAASA. Therefore, as from such date, Cresud holds 100% of the stock capital and voting rights in Cactus and EAASA.

The feedlot cattle beef production is processed in EAASA’s packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and finish them at Cactus.

The decrease in supply has adversely affected the value chain by reducing cold-storage plant utilization, which in turn has left several plants struggling to remain operational in view of the poor returns and shortage of raw materials. Our investment in EAASA has not escaped unscathed of this situation.

Since December 2011, the packing plant has remained closed due to the difficult situation that the industry is experiencing. With the support of the Provincial Government of La Pampa and the Federal Government, combined with Cresud’s confidence that the business could be successfully resumed, in August 2012 the packing plant was reopened and restarted production.

Agro Uranga S.A.
We have a 35.7% interest in Agro Uranga S.A. (“Agro Uranga”). This company optimizes production processes and has obtained excellent results, with special emphasis in soil conservation, the application of rational techniques and care of the environment.

Agro Uranga S.A. has two farms: Las Playas and San Nicolás, with a combined area of 8,305 hectares, located in the core region of the Pampas prairies.

40% of the revenues from Agro Uranga’s crop production derives from its special products division, including popcorn, chickpea, peas and lentils, whereas the remaining 60% derives from commodities, such as soybean, corn and wheat.

At present, with the assistance of its foreign trade team it is seeking to develop new products so as to significantly increase export volumes, encouraged by the world’s growing demand.

Main indicators for the fiscal years ended in June 30, 2012 and 2011(1):

Description	June 30, 2012	June 30, 2011%
Sales
Wheat	20,746	21,045	(1.4%)
Corn	224,481	155,218	44.6%
Sunflower	18,095	7,399	144.6%
Soybean	251,218	94,073	167.0%
Sugarcane	636,335	-	0.0%
Other	26,461	79,416	(66.7%)
Total Sales – Crops (tons)	1,177,336	357,150	229.6%

Sales Cattle beef (tons)	15,437	8,485	81.9%
Sales – Milk (thousands of liters)	16,267	19,185	(15.2%)

Production
Wheat	18,269	16,386	11.5%
Corn	250,435	171,614	45.9%
Sunflower	14,503	13,512	7.3%
Soybean	199,559	154,008	29.6%
Sugarcane	576,048	-	0.0%
Other	123,435	111,391	10.8%
Total Production - Crops (tons)	1,182,249	466,910	153.2%

Production – Beef Cattle (tons)	9,000	6,519	38.1%
Production - Milk (thousands of liters)	16,563	19,605	(15.5%)

Exploited area (hectares)
Crops
Own farms2	127,793	59,122	116.2%
Leased farms	44,508	52,205	(14.7%)
Farms under concession	8,778	10,401	(15.6%)
Own farms leased to third parties	23,595	12,883	83.1%
Cattle beef
Own farms	83,360	89,644	(7.0%)
Leased farms	12,635	12,635	0.0%
Own farms leased to third parties	1,943	1,143	70.0%
Milk farm
Own farms	3,022	2,260	33.7%
Sheep
Own farms	85,000	100,911	(15.8%)

Land reserves (hectares)
Own farms	350,063	229,459	52.6%
Farms under concession	109,617	110,285	(0.6%)

Area under irrigation (hectares)
Own farms	2,218	2,305	(3.8%)
Own farms leased to third parties	1,626	1,457	11.6%

Storage capacity (tons)
Own plants	98,500	10,000	885.0%
Leased plants	-	-	0.0%

Stock of cattle heads
Breeding stock	42,109	50,430	(16.5%)
Winter grazing stock	17,326	22,697	(23.7%)
Milk farm stock	6,184	6,385	(3.1%)
Total cattle (heads)	65,619	79,512	(17.5%)

Daily average milking cows (heads)	2,112	2,816	(25.0%)

1.	Does not include Agro Uranga S.A. (35.72% over 8,299 hectares). As of June 30, 2011 we did not consolidate BrasilAgro.

2.	Includes all the farms located in Argentina, Bolivia, Paraguay and Brazil.

IRSA’s Segments – Real Estate Business

As of June 30, 2012, our investment in IRSA’s common shares amounts to 64.20%.

As from October 1, 2008, Cresud presents its financial statements in consolidated form with IRSA's in accordance with the provisions of Technical Resolution No. 21. Consequently, the Company's consolidated results as of June 30, 2009 include IRSA’s results between October 1, 2008 and June 30, 2009. The Company’s consolidated financial statements as of June 30, 2008 and 2007 do not include information in consolidated form with IRSA's.

The following information corresponds to data of the segments extracted from our subsidiary IRSA Inversiones y Representaciones S.A.’s Annual Report and financial statements as of June 30, 2012.

The revenue figures for fiscal year 2012 described in the different tables correspond to the twelfth-month period reported in IRSA’s financial statements.

Offices and other non-shopping center rental properties
Our subsidiary IRSA is engaged in the acquisition, development and management of Offices and other non-shopping center rental properties in Argentina. As of June 30, 2012, IRSA directly and indirectly owned interests in 19 office and other rental properties in Argentina, which comprised 287,912 square meters of gross leaseable area. Out of these properties, 12 were office properties, which comprised 145,126 square meters of gross leaseable area. For fiscal year 2012, IRSA had revenues from Offices and other non-shopping center rental properties of ARS 192.3 million.

All the office rental property in Argentina is located in Buenos Aires City. For the year ended June 30, 2012, the average occupancy rate for all the properties in the Offices and other non-shopping center rental properties segment was approximately 98.1%. Seven different tenants accounted for approximately 45.0% of its total revenues from office rentals for fiscal year 2012: Exxon Mobile Business, Price Waterhouse, Grupo Total Austral, La Nación, Sibille S.C. (KPMG), Grupo Danone Argentina and Apache Energía Argentina.

Management.
Our subsidiary IRSA generally acts as the managing agent of the office properties in which it owns an interest. These interests consist primarily of the ownership of entire buildings or a substantial number of floors in a building. The buildings where it owns floors are generally managed pursuant to the terms of a condominium agreement that typically provides for control by a simple majority of the interests (based on the area owned) in the building. As the managing agent of operations, IRSA is responsible for handling services, such as security, maintenance and housekeeping. These services are generally outsourced. The cost of the services is passed-through and paid for by the tenants, except in the case of units not rented, in which case it absorbs the cost. Its leaseable space is marketed through commissioned brokers, the media and directly by IRSA.

Leases.
Our subsidiary IRSA usually leases offices and other rental properties by using contracts with an average term of three years, with the exception of a few contracts with terms of five years. These contracts are renewable for two or three years at the tenant’s option. Contracts for the rental of office buildings and other commercial properties are generally stated in U.S. dollars, and in accordance with Argentine law they are not subject to inflation adjustment. Rental rates for renewed periods are negotiated at market value.

Properties

The following table sets forth certain information regarding our subsidiary IRSA’s direct and indirect ownership interest in offices and other non-shopping center rental properties:

	Date of Acquisition	Gross Leasable Area (sqm) (1)	Occupancy Rate (2)	IRSA’s Effective Interest	Monthly Rental Income (in thousands of ARS) (3)	Annual accumulated rental income over fiscal periods (in thousands of ARS) (4)			Book Value (in thousands of ARS) (5)
			Jun-12			2012	2011	2010
Offices
Edificio República	04/28/08	19,884	90%	100%	2,388	27,069	26,013	21,188	210,852
Torre Bankboston	08/27/07	14,873	96%	100%	2,024	22,211	20,655	22,333	149,800
Bouchard 551	03/15/07	23,378	100%	100%	2,553	27,802	24,026	22,441	145,914
Intercontinental Plaza	11/18/97	22,535	100%	100%	2,273	23,329	21,405	21,559	75,257
Bouchard 710	06/01/05	15,014	100%	100%	1,975	20,991	16,800	14,076	63,311
Dique IV, Juana Manso 295 (10)	12/02/97	11,298	92%	100%	1,392	15,787	14,715	13,963	59,966
Maipú 1300	09/28/95	10,280	98%	100%	1,132	13,020	11,870	11,339	35,521
Costeros Dique IV	08/29/01	734	100%	100%	77	5,980	5,288	5,358	2,690
Libertador 498	12/20/95	2,477	100%	100%	407	4,818	5,301	6,900	9,618
Suipacha 652/64	11/22/91	11,453	90%	100%	663	7,448	7,071	4,804	10,032
Madero 1020	12/21/95	-	-	100%	5	31	35	31	176
Dot Building (13)	11/28/06	11,242	100%	96%	919	8,466	2,143	-	103,979
Other Offices (6)	N/A	2,232	88%	N/A	185	2,409	965	4,602	4,186
Subtotal Offices		145,400	96%	N/A	15,993	179,361	156,287	148,594	871,302

Other Properties
Commercial Properties (7)	N/A	312	-	N/A	-	-	-	-	3,167
Museo Renault	12/06/07	-	-	100%	-	-	191	356	-
Santa María del Plata S.A.	07/10/97	60,100	100%	100%	100	1,566	3,035	1,014	12,521
Thames	11/01/97	-	-	100%	-	-	-	175	-
Predio San Martín	05/31/11	80,028	100%	50%	1,432	6,028	669	-	69,791
Terreno Catalinas Norte (12)	12/17/09	N/A	N/A	N/A	-	-	1,018	N/A	109,145
Other Properties (8)	N/A	2,072	100%	N/A	15	115	128	128	12,733
Subtotal Other Properties		142,512	100%	N/A	1,547	7,709	5,041	1,673	207,357

Management Fees (11)		N/A	N/A	N/A		3,102	3,290	3,944	N/A

Total Offices and Other (9)		287,912	98%	N/A	17,540	190,172	164,618	154,211	1,078,659

Notes:

(1) Total leaseable area for each property as of June 30, 2012. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of June 30, 2012.
(3) Agreements in force as of 06/30/12 for each property were computed.
(4) Total leases consolidated by application of the method under Technical Resolution 21.
(5) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(6) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

(7) Includes the following properties: Constitución 1111, Crucero I (fully sold); Retail stores in Abril (wholly assigned) and Casona de Abril.
(8) Includes the following properties: Constitución 1159 and Dique III (fully sold) and Canteras.
(9) Corresponds to the “Offices and other non-shopping center rental properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(10) The building was occupied in May 2009.
(11) Revenues from building management fees.
(12) Includes other income from lease of parking spaces.
(13) Through Alto Palermo S.A. – The building has income as from August 2010.

The following table shows a schedule of the lease expirations of office and other properties for leases outstanding as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their lease early. Most tenants have renewal clauses in their leases.

Fiscal year of lease expiration	Number of leases expiring	Surface area subject to expiring leases	Percentage of total surface area subject to expiration	Annual rental income under expiring leases	Percentage of total rental income under expiring leases
		(sqm)	(%)	(ARS)	(%)
2012	17	61,893	22%	20,874,324	10%
2013	46	36,301	13%	44,335,006	21%
2014	63	56,935	20%	80,558,062	39%
2015+	60	125,754	45%	63,312,710	30%
Total	186	280,883	100%	209,080,104	100%

*Includes Offices which contract has not been renewed as of June 30, 2012.

*Does not include vacant leased square meters.

*Does not include square meters or revenues from parking spaces.

The following table shows our subsidiary IRSA’s offices occupancy percentage as of the end of fiscal years ended June 30, 2012, 2011 and 2010:

	Occupancy Rate Fiscal year ended June 30,(1)
	2012	2011	2010
	(%)	(%)	(%)
Offices
Intercontinental Plaza	100	96	100
Bouchard 710	100	92	83
Bouchard 551	100	91	100
Libertador 498	100	100	100
Maipú 1300	98	100	99
Madero 1020	N/A	100	100
Suipacha 652/64	90	95	95
Costeros Dock IV	100	100	90
Torre Bankboston	96	78	96
Edificio República	90	85	80
Dique IV, Juana Manso 295	92	92	92
Dot Building	100	86	N/A
Others (2)	88	86	86
(1) Leased surface area in accordance with agreements in effect as of June 30, 2012, 2011 and 2010 considering the total leaseable office area for each year.
(2) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

The following table sets forth the annual average income per square meter for our subsidiary IRSA’s offices during fiscal years ended June 30, 2012, 2011 and 2010:

	Annual average income per square meter Fiscal year ended June 30, (1)
	2012	2011	2010
	(ARS/sqm)	(ARS/sqm)	(ARS/sqm)
Offices
Intercontinental Plaza	1,048	950	957
Bouchard 710	1,398	1,119	938
Bouchard 557	1,189	1,028	960
Libertador 498	1,943	1,713	1,366
Maipú 1300	1,268	1,155	1,103
Madero 1020	N/A	347	307
Suipacha 652/64	611	617	419
Costeros Dock IV	8,147	973	985
Torre Bankboston	1,559	1,389	1,502
Edificio República	1,378	1,308	1,066
Dique IV, Juana Manso 295 (2)	1,397	1,302	1,236
Dot Building	753	191	N/A
Others (2)	1,079	425	404

(1) Calculated considering annual leases to total leaseable office area, in accordance with our percentage of ownership in each building.

(2) Includes the following properties: Madero 942 (fully sold), Av. de Mayo 595, Av. Libertador 602 (fully sold), Rivadavia 2774, Sarmiento 517, Dock del Plata (fully sold), Edificio Costeros (fully sold), Laminar (fully sold) and Reconquista 823/41 (fully sold).

Below is information regarding our subsidiary IRSA’s principal currently owned office properties, including the names of the tenants occupying over 5% of the gross leaseable area of each property.

Edificio República, City of Buenos Aires
This property, which was designed by the renowned architect César Pelli (who also designed the World Financial Center in New York and the Petronas Towers in Kuala Lumpur) is a unique premium office building in downtown Buenos Aires and adds approximately 19,884 gross leaseable square meters to IRSA’s portfolio distributed in 20 floors. The main tenants include Apache Energía, Deutsche Bank, Estudio Beccar Varela, BASF Argentina S.A., Enap Sipetrol Argentina S.A., Maxifarm and Infomedia.

Torre Bankboston, City of Buenos Aires
       The Bank Boston tower is a modern office building in Carlos Maria Della Paolera 265 in the City of Buenos Aires. Having been designed by the renowned architect Cesar Pelli, it has 31,670 square meters in gross leasable area. IRSA has a 48.5% ownership interest in the building. At present, its main tenants are Exxon Mobile and Kimberley Clark de Argentina.

Bouchard 551, City of Buenos Aires.
Bouchard 551, known as “Edificio La Nación”, is an office building acquired in March 2007, located in the Retiro area close to the intersection of the Leandro N. Alem and Córdoba avenues and opposite Plaza Roma. The building is a 23-story tower covering a surface area of 2,900 square meters in the low floors that becomes smaller as it goes higher up to 900 square meters approximately, and parking for 177 units. IRSA has approximately 23,000 leasable square meters in the building and its main tenants include La Nación S.A. and Price Waterhouse & Co., AS. EM. S.R.L.

Intercontinental Plaza, City of Buenos Aires.
Intercontinental Plaza is a modern 24-story building located next to the Intercontinental Hotel in the historic neighborhood of Monserrat in downtown City of Buenos Aires. IRSA owns the entire building, which has floors averaging 900 square meters with 324 parking spaces. The principal tenants currently include Total Austral S.A., Danone Argentina S.A., IRSA, Alto Palermo, Cognizat Technology Solutions de Arg. S.A. and Industrias Pugliese S.A.

Dique IV, Juana Manso 295, Puerto Madero, City of Buenos Aires
About mid-May 2009 IRSA completed an office building located in Puerto Madero’s Dock IV. It is a luxury building with a leasable area of approximately 11,298 square meters composed of large and versatile spaces. Its lay-out is optimum both for companies that require smaller office space at an average 200 square meters and for corporations that need the entire floor. The building has nine office stories and retail stores in the first story. The main tenant in the building is Exxon Mobile.

Bouchard 710, City of Buenos Aires.
Bouchard 710 is an office building acquired in June 2005, located in the Retiro area. The building is a 12-story tower, with an average area per floor of 1,251 square meters, with 180 units for car parking. Tenants are Sibille S.C. (KPMG), and Microsoft de Argentina S.A., Samsung Electronics Argentina S.A., Energy Consulting Services S.A. and Chubb Argentina de Seguros S.A.

Maipú 1300, City of Buenos Aires.
Maipú 1300 is a 23-story office tower opposite Plaza San Martín, a prime office zone facing Avenida del Libertador, an important north-to-south avenue. The building is also located within walking distance of the Retiro commuter train station, the city’s most important public transportation hub, connecting rail, subway and bus transportation. IRSA owns the entire building, which has an average area per floor of 440 square meters. The building’s principal tenants currently include Allende & Brea, Verizon Argentina S.A., PPD Argentina S.A. and TV Quality SRL.

Libertador 498, City of Buenos Aires.
Libertador 498 is a 27-story office tower at the intersection of three of the most important means of access to the city. This location allows for easy access to the building from northern, western and southern Buenos Aires. IRSA is the owner of 4 stories with an average area per floor of 620 square meters and of 145 parking spaces. This building features a unique design in the form of a cylinder and a highly visible circular lighted sign at the top which turn it into a landmark in the Buenos Aires skyline. The main tenants include Sideco Americana S.A., Goldman Sachs Argentina LLC, Empresa Argentina de Soluciones Satelitales S.A., Japan Bank for International Cooperation, Gates Argentina S.A., Kandiko S.A. and Allergan Productos Farmacéuticos S.A.

Edificios Costeros, Dique IV, City of Buenos Aires.
On August 29, 2001, IRSA signed the deed of purchase of “Section C” of the office complex known as Puerto del Centro that includes buildings “5” and “6.” The property is located in the Puerto Madero area and has approximately 5,500 square meters of gross leaseable area and 50 parking spaces. The building’s principal tenants currently include Nextel Argentina S.A., Celistics S.A., London Supply S.A.C.I.F.I., Banco Río de la Plata S.A. and Escuela Argentina de Marketing S.A.

On May 15, 2012, IRSA sold 4,703 square meters in built office space with 46 parking spaces and 4 supplementary storage spaces. The transaction price was ARS 69.0 million. The book value of the property was ARS 18.1 million.

Suipacha 652/64, City of Buenos Aires.
Suipacha 652/64 is a 7-story office building located in the office district of the city. IRSA owns the entire building and 70 parking spaces. The building has unusually large floors, most measuring 1,580 square meters. This property underwent substantial renovations shortly after it acquired the deed in 1991 to prepare the building for rental. The building’s principal tenants currently include Gameloft Argentina S.A., Monitor de Medios Publicitarios S.A, Organización de Servicios Directos Empresarios (OSDE) and Alto Palermo’s subsidiary, Tarshop S.A.

PAMSA-Dot Baires Offices.
Pan American Mall S.A., a subsidiary of IRSA’s subsidiary, APSA, developed an office building with a gross leasable area of 11,241 sqm adjacent to Dot Baires Shopping. This building was opened in July 2010, which means IRSA’s landing in the booming rental office corridor in the northern area of the City of Buenos Aires. As of June 30, 2012 the building’s occupancy rate was 100%. The principal tenants include General Electric International Inc., Metrogames, Mallinckrodt Medical Arg. Limited, Carrier and Boston Scientific Argentina S.A.

Other office properties.
IRSA also has interests in other office properties, all of which are located in the City of Buenos Aires. These properties are either entire buildings or floors in buildings. These properties include Suipacha 664, Av. de Mayo 589 and Sarmiento 517 (fully sold in this fiscal period).

Retail and other properties.
IRSA’s portfolio of rental properties as of June 30, 2012 includes 5 non-shopping center leaseable properties that may be leased as shops on streets, a lot in industrial premises, undeveloped plots of land or other properties for various uses. Most of these properties are located in the City of Buenos Aires, although some are located in other cities in Argentina. These properties include Constitución 1111, Solares de Santa María, Constitución 1159, Madero 1020 and Rivadavia 2774.

On October 26, 2011 IRSA sold the plot of land of approximately 8 hectares located at Thames 1868 in the district of San Justo, Province of Buenos Aires. The transaction price was USD 4.7 million, which was paid on October 25, 2011. As of June 30, 2011, the book value of the land reserve was USD 0.9 million.

In March 2012 IRSA sold 759 square meters of Museo Renault for USD 5.2 million and the transaction was completed in May 2012 by selling an additional area of 490 square meters for USD 5.5 million. As of June 30, 2012 the book value of the property was ARS 21.1 million.

Terreno Catalinas Norte
On May 26, 2010, jointly with the Government of the City of Buenos Aires, IRSA executed a deed of conveyance of title whereby it acquired a property located at Avenida Eduardo Madero 150, between Av. Córdoba and San Martín. The total price of the transaction was fixed in the amount of ARS 95 million, ARS 19 million of which were paid upon the execution of the preliminary sales agreement (on December 17, 2009), whereas the balance of ARS 76 million was paid upon the execution of the deed on May 26, 2010.

Shopping Centers

IRSA is engaged in purchasing, developing and managing shopping centers through its subsidiary, Alto Palermo. As of June 30, 2012, Alto Palermo operated and owned majority interests in thirteen shopping centers, six of which are located in the City of Buenos Aires (Abasto, Paseo Alcorta, Alto Palermo, Patio Bullrich, Buenos Aires Design and Dot Baires Shopping), two of which are located in the greater Buenos Aires  (Alto Avellaneda and Soleil Factory) metropolitan area and the other ones are located in the Argentine provinces: Alto Noa in the City of Salta, Alto Rosario in the City of Rosario, Mendoza Plaza in the City of Mendoza, Córdoba Shopping Villa Cabrera in the City of Córdoba and La Ribera Shopping in the City of Santa Fe.

As of June 30, 2012, IRSA owned 95.6% of Alto Palermo. The remaining shares are held by the investor public and traded on the Bolsa de Comercio de Buenos Aires and the related GDSs are listed and traded on the Nasdaq National Market (USA) under the symbol “APSA.” In addition, as of June 30, 2012, IRSA owned USD 31.7 million of Alto Palermo’s convertible notes due July 2014. If IRSA, and all the other holders of such convertible Notes were to exercise their options to convert the convertible notes into shares of Alto Palermo’s common stock, its shareholding in Alto Palermo would increase to 97.5% of its fully diluted capital.

As of June 30, 2012, Alto Palermo’s shopping centers comprised a total of 309,021 square meters of gross leaseable area (excluding certain space occupied by hypermarkets which are not Alto Palermo’s tenants). For fiscal period 2012, the average occupancy rate of the shopping center portfolio was approximately 98.4%.

Given the size of the shopping center portfolio, IRSA centralized its management in Alto Palermo, which is responsible for providing common area electrical power, a main telephone switchboard, central air conditioning and other basic common area services.

The following table shows certain information concerning our Alto Palermo subsidiary’s shopping centers as of June 30, 2012:

	Date of Acquisition	Leasable Area sqm (1)	APSA’s Effective Interest (3)	Occupancy Rate (2)	Accumulated Annual Rental Income as of June 30 and for the fiscal year ended (in ARS/000) (4)			Book Value (ARS/000) (5)
					2012	2011	2010
Shopping Centers (6)
Alto Palermo	11/97	18,701	100.0%	98.3%	149,377	120,338	98,020	253,763
Abasto Shopping (7)	07/94	37,711	100.0%	99.1%	149,544	118,259	91,304	314,874
Alto Avellaneda	11/97	36,943	100.0%	96.1%	98,575	77,121	59,833	155,606
Paseo Alcorta	06/97	14,107	100.0%	100.0%	63,575	52,027	42,714	131,525
Patio Bullrich	10/98	11,684	100.0%	100.0%	54,448	45,033	37,254	132,034
Alto Noa Shopping	03/95	19,038	100.0%	98.9%	25,819	19,275	13,701	38,788
Buenos Aires Design	11/97	13,769	53.7%	100.0%	20,026	17,329	14,613	15,925
Alto Rosario Shopping (7)	11/04	27,691	100.0%	97.6%	59,070	42,642	30,821	135,352
Mendoza Plaza Shopping	12/94	42,237	100.0%	96.4%	48,694	36,441	27,206	123,828
Fibesa and Others(8)	-	N/A	100.0%	N/A	52,568	35,832	24,928
Neuquén (9)	07/99	N/A	98.1%	N/A	-	-	-	22,539
Dot Baires Shopping (10)	05/09	49,527	80.0%	99.4%	101,023	77,169	64,515	479,587
Córdoba Shopping Villa Cabrera	12/06	15,191	100.0%	99.6%	25,643	19,113	13,446	76,153
Soleil	07/10	14,712	100.0%	100.0%	19,046	14,200	-	74,474
La Ribera Shopping	08/11	7,710	50.0%	98.7%	4,327	-	-	18,814
TOTAL SHOPPING CENTERS		309,021		98.4%	871,732	674,779	518,355	1,973,262
Consumer Finance Revenues (11)	-	N/A		N/A	4,836	68,576	265,346	-

GENERAL TOTAL (12)		309,021		98.4%	876,568	743,355	783,701	1,973,262
Notes:
(1) Total leaseable area in each property. Excludes common areas and parking spaces.-
(2) Calculated dividing occupied square meters by leaseable area on the last day of the period.-
(3) APSA’s effective interest in each of its business units. IRSA has a 95.59% interest in APSA.-
(4) Corresponds to total leases, consolidated as per the Technical Resolution 21 method.-

(5) Cost of acquisition plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable. Does not include works in progress.

(6) Through Alto Palermo S.A.
(7) Excludes Museo de los Niños (3,732 in Abasto and 1,261 in Alto Rosario).-
(8) Includes revenues from Fibesa S.A., Comercializadora Los Altos S.A. (merged with Fibesa S.A.), and others.
(9) Land for the development of a shopping center.
(10) During May 2009, a shopping center, a hypermarket and a movie theater complex were opened.
(11) APSA’s interest in Tarshop was 100% until 08/31/2010 and as from 09/01/2010 was 20%. APSA’s interest in APSA Media is 100%.
(12) Corresponds to the “shopping center” business unit mentioned in Note 3 to the Consolidated Financial Statements; includes revenues from “Credit Cards” (Tarshop and APSA Media).-

Tenants’ Retail Sales

The following table sets forth the total approximate tenant retail sales in Pesos at the shopping centers in which we had an interest for the periods shown:

	Accumulated Tenants’ retail sales as of June 30, (ARS/000) (1)
	2010	2011	2012
Abasto	926,373	1,227,372	1,537,349
Alto Palermo	879,728	1,100,349	1,304,634
Alto Avellaneda	885,195	1,132,631	1,466,932
Paseo Alcorta	414,652	525,752	667,799
Patio Bullrich	344,789	432,319	498,545
Alto Noa	280,241	381,181	500,372
Buenos Aires Design	140,974	188,475	235,770
Mendoza Plaza	559,359	733,370	929,143
Alto Rosario	419,143	610,932	825,191
Córdoba Shopping- Villa Cabrera	164,257	244,189	340,254
Dot Baires Shopping	763,528	985,672	1,271,165
Soleil	-	204,077	254,050
La Ribera Shopping	-	-	135,224
Total(2)	5,778,239	7,766,319	9,966,428
Notes:

(1)
Retail sales based upon information provided to us by retailers and past owners. The amounts shown reflect 100% of the retail sales of each shopping center, although in certain cases we own less than 100% of such shopping centers.

(2)	Excludes sales from the booths and spaces used for special exhibitions.

Lease Expirations

The following table shows a schedule of lease expirations for shopping center properties in place as of June 30, 2012, assuming that none of the tenants exercise renewal options or terminate their lease early.

Lease Expirations as of June 30,	Number of Leases Expiring(1)	Surface area subject to Expiring Leases	Percentage of Total Surface Area subject to Expiration	Amount under Expiring Leases	Percentage of Expiring Leases
		(sqm)	(%)	(in thousands of ARS)	(%)
2013	664	103,690	34%	145,092,597	36%
2014	376	52,329	17%	99,292,382	25%
2015	321	49,033	16%	90,799,050	23%
2016 and subsequent	115	103,970	34%	63,471,693	16%
Total (2)	1,476	309,022	100%	398,655,722	100%
(1)	Includes vacant stores as of June 30, 2012. A lease agreement may be linked to one or more premises.

(2)	Includes the basic rental income amount. Does not give effect to our ownership interest in each property.

Occupancy Rate

The following table shows the average occupancy rate of each shopping center during fiscal years ended June 30, 2012, 2011 and 2010:

	As of June 30
	2010	2011	2012
Abasto	99.6	99.8	99.1
Alto Palermo	100.0	100.0	98.3
Alto Avellaneda	96.0	96.3	96.1
Paseo Alcorta	97.5	99.2	100.0
Patio Bullrich	99.7	100	100.0
Alto Noa	99.9	100	98.9
Buenos Aires Design	98.4	98.6	100.0
Mendoza Plaza	93.1	95.2	96.4
Alto Rosario	93.7	95.0	97.6
Córdoba Shopping Villa Cabrera	98.8	98.1	99.6
Dot Baires Shopping	100	99.7	99.4
Soleil	-	87.8	100.0
La Ribera Shopping	-		98.7
Weighted Average	98.5	97.6	98.4

Rental Price

The following table shows the annual/period average rental price per square meter for the fiscal years ended June 30, 2012, 2011 and 2010:

	Rental Prices as of June 30 for the fiscal periods (ARS/sqm) (1)
	2010	2011	2012
Abasto	1,986.8	2,549.5	3,171.3
Alto Palermo	4,033.8	4,995.7	6,192.8
Alto Avellaneda	1,469.2	1,877.6	2,375.6
Buenos Aires Design	810.2	959.7	1,074.5
Paseo Alcorta	2,498.9	3,233.6	3,871.2
Patio Bullrich	2,673.9	3,201.7	3,791.1
Alto Noa	658.6	920.3	1,230.6
Alto Rosario	948.4	1,336.5	1,906.9
Mendoza Plaza	598.8	804.9	1,032.4
Córdoba Shopping Villa Cabrera	731.6	1,104.0	1,459.2
Dot Baires Shopping	1,081.9	1,288.4	1,657.3
Soleil		870.5	1,129.1
La Ribera Shopping			1,017.3
(1)
The annual price of rentals per square meter of gross leasable area reflects basic and supplementary rental charges as well as revenues from admission rights divided by the square meters of the gross leasable area.

Principal Terms of the Leases

Under Argentine Law, terms of commercial leases must be between three to ten years, with most leases in the shopping center business having terms of no more than five years. Alto Palermo’s lease agreements are generally denominated in Pesos.

Leaseable space in Alto Palermo’s shopping centers is marketed through an exclusive arrangement with its real estate brokers, Fibesa S.A. (“Fibesa”) and Comercializadora Los Altos S.A. (merged with Fibesa S.A. as of July 1, 2009). Alto Palermo has a standard lease agreement, the terms and conditions of which are described below, which it uses for most tenants. However, Alto Palermo’s largest tenants generally negotiate better terms for their respective leases. No assurance can be given that lease terms will be as set forth in the standard lease agreement.

Alto Palermo charges its tenants a rent which consists of the higher of:

(i) a monthly base rent (the “Base Rent”) and

(ii) a specified percentage of the tenant’s monthly gross sales in the store (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year on an annual and cumulative basis as from the thirteenth (13th) month of the lease effective term. Although many of the lease agreements contain readjustment clauses, these are not based on an official index nor do they reflect the inflation index. In the event of litigation, no assurance can be given that Alto Palermo may be able to enforce such clauses contained in its lease agreements.

In addition to rent, Alto Palermo charges most of its tenants an admission fee, which is required to be paid upon entering into a lease agreement and upon a lease agreement renewal, which is negotiated with each of the tenants. The admission fee is normally paid in one lump sum or in a small number of monthly installments. If the tenant pays this fee in installments, it is the tenant’s responsibility to pay for the balance of any such amount unpaid in the event the tenant terminates its lease prior to its expiration. In the event of unilateral termination and/or resolution for breach of duties by the tenant, a tenant will not be refunded its admission right without Alto Palermo’s consent.

Alto Palermo is responsible for supplying each shopping center with the electrical power connection and provision, a main telephone switchboard, central air conditioning connection and a connection to a general fire detection system. Each rental unit is connected to these systems. Alto Palermo also provides the food court tenants with sanitation and with gas systems connections. Each tenant is responsible for completing all the necessary installations within its own rental unit, in addition to payment of the direct expenses generated by these items within each rental unit. These direct expenses generally include: electricity, water, gas, telephone and air conditioning. Tenants must also pay for a percentage of total charges and general taxes related to the maintenance of the common areas. Alto Palermo determines this percentage based on several factors. The common area expenses include, among others, administration, security, operations, maintenance, cleaning and taxes.

Alto Palermo carries out promotional and marketing activities to increase visits to its shopping centers. These activities are paid for with the tenants’ contributions to the Common Promotional Fund (“CPF”), which is administered by Alto Palermo. Every month tenants contribute to the CPF an amount equal to approximately 15% of their rent (Base Rent or Percentage Rent, as applicable), in addition to rent and expense payments. Alto Palermo may increase the percentage that tenants must contribute to the CPF, but the increase cannot exceed 25% of the original amount set forth in the corresponding lease agreement for the contributions to the CPF. Alto Palermo also may require tenants to make extraordinary contributions to the CPF to fund special promotional and marketing campaigns or to cover the costs of special promotional events that benefit all tenants. Alto Palermo may require tenants to make these extraordinary contributions up to four times a year provided that each such extraordinary contribution may not exceed 25% of the preceding monthly rental payment of the tenant.

Each tenant leases its rental unit as a shell without any fixtures. Each tenant is responsible for the interior design of its rental unit. Any modifications and additions to the rental units must be pre-approved by Alto Palermo. Alto Palermo has the option to decide tenants’ responsibility for all costs incurred in remodeling the rental units or for removing any additions made to the rental unit when the lease expires. Furthermore, tenants are responsible for obtaining adequate insurance for their rental units, which must include, among other things, coverage for fire, glass breakage, theft, flood, civil liability and workers’ compensation.

Sources of Shopping Center Revenues

Set forth below is a breakdown of the sources of shopping center revenues for the fiscal years ended June 30, 2010, 2011 and 2012:

	Accumulated Tenants’ Sales as of June 30 for the fiscal periods (in millions of ARS)
Type of Business	2012	2011	2010
Anchor Store	708.2	571.6	449.7
Clothes and footwear	4,932.8	3,801.0	2,754.2
Entertainment	351.5	262.8	180.2
Home	1,795.6	1,468.8	1,172.9
Restaurant	937.4	701.6	495.9
Miscellaneous	1,186.2	918.7	691.4
Services	54.7	41.8	33.9
Total	9,966.4	7,766.3	5,778.2

Description of each Shopping Center

Set forth below is information regarding our subsidiary Alto Palermo’s principal shopping centers.

Alto Palermo Shopping, City of Buenos Aires. Alto Palermo Shopping is a 146-store shopping center that opened in 1990 and is located in the densely populated middle-income neighborhood of Palermo in the City of Buenos Aires. Alto Palermo Shopping is located only a few minutes from downtown Buenos Aires and with nearby subway access at the intersection of Avenues Santa Fe and Coronel Díaz. Alto Palermo Shopping has a total constructed area of 65,029 square meters (including parking lot) that consists of 18,701 sqm of gross leaseable area. The shopping center has a food court with 19 stores. Alto Palermo Shopping is spread out over four levels and its parking lot may accommodate 654 cars for a fee over an area of 32,405 square meters. The shopping center target customer is a middle-income shopper aged 28 to 40 years old.

In the fiscal year ended on June 30, 2012, the public visiting the shopping center generated nominal retail sales totaling approximately ARS 1,304.6 million, which represents annual sales for approximately ARS 69,762.1 per square meter. Total rental income increased from about ARS 121.2 million for fiscal year ended June 30, 2011 to ARS 151.5 million for fiscal year ended June 30, 2012, accounting for monthly income per square meter of gross leaseable area equal to ARS 539.9 in 2011 and ARS 675.2 in 2012.

As of June 30, 2012, the occupancy rate was 98.3%.

Alto Avellaneda, Avellaneda, Greater Buenos Aires. Alto Avellaneda is a 140-store shopping center that opened in October 1995 and is located in the densely populated neighborhood known as Avellaneda, on the southern border of the City of Buenos Aires. This shopping center is located near a railway station and close to downtown Buenos Aires City. Alto Avellaneda has a total constructed area of 108,598.8 square meters (including parking lot) that includes 36,943 sqm of gross leaseable area. Alto Avellaneda has a six-screen multiplex movie theatre, a Wal-Mart megastore, an entertainment center, a 20-restaurant food court and starting in April 28, 2008, it also hosts a Falabella department store. Wal-Mart (not included in the gross leaseable area) acquired the space it occupies, but it pays a share of the common expenses of Alto Avellaneda’s parking lot. This shopping center offers free-of-charge parking space for 2,700 cars over an area of 47,856 square meters.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 1,466.9 million, which represents annual revenues for approximately ARS 39,708.41 per square meter. Total rental income increased from ARS 77.2 million for fiscal year ended June 30, 2011 to ARS 99.1 million for fiscal year ended June 30, 2012, which accounted for a monthly income per square meter of gross leaseable area of ARS 175.5 in 2011 and ARS 223.5 in 2012.

As of June 30, 2012, the occupancy rate was 96.1%.

Paseo Alcorta, City of Buenos Aires. Paseo Alcorta is a 111-store shopping center that opened in 1992 and is located in the residential neighborhood of Palermo Chico, one of the most exclusive areas in the City of Buenos Aires, within a short drive from downtown Buenos Aires. Paseo Alcorta has a total constructed area of approximately 87,553.8 square meters (including parking lot) that consists of 14,107 square meters of gross leaseable area. Paseo Alcorta has a 12-restaurant food court and a Carrefour hypermarket on the ground floor. Carrefour purchased the space it now occupies but it pays a share of the expenses of the shopping center’s parking lot. It is a three-level shopping center that includes a parking lot that charges a fee (as from June 2008) with approximately 1,300 spaces.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 667.8 million, which represents annual sales for approximately ARS 47,339.46 per square meter. Total rental income increased from approximately ARS 52.3 million in fiscal year ended June 30, 2011 to ARS 64.29 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 313.4 in 2011 and ARS 379.8 in 2012.

As of June 30, 2012, the occupancy rate was 100%.

Abasto Shopping, City of Buenos Aires. Abasto Shopping is a 173-store shopping center located in the City Buenos Aires. Abasto Shopping is directly accessible by Carlos Gardel subway station; it is six blocks away from Once railway station and near the highway to Ezeiza International Airport. Abasto Shopping opened on November 10, 1998. The investment in Abasto amounted to USD 111.6 million. The principal building is a landmark building, which during the period 1889 to 1984 operated as the primary fresh produce market for the City of Buenos Aires. The property was converted into a 116,646 square meter shopping center (including parking lot and common areas), with approximately 37,711 square meters of gross leaseable area (41,443 sqm including Museo de los Niños). Abasto is ranked #4 in terms of gross leaseable area in Argentina. The shopping center is near Torres de Abasto, our apartment complex, and Coto supermarket.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 1,537.3 million, which represents annual sales for approximately ARS 40,766.5 per square meter. Total rental income increased from approximately ARS 118.7 million in fiscal year ended June 30, 2011 to ARS 150.5 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 262.1 in 2011 and ARS 332. in 2012.

As of June 30, 2012, the occupancy rate was 99.1%.

Patio Bullrich, City of Buenos Aires. Patio Bullrich is an 82-store shopping center that opened in 1988. Patio Bullrich was the first shopping center that started operations in the City of Buenos Aires. It was purchased on October 1, 1998 for USD 72.3 million. Patio Bullrich has a total constructed area of 29,982 square meters (including parking lot) that consists of 11,684 sqm of gross leaseable area and common areas consisting of 12,472 square meters. The shopping center includes a four-screen multiplex movie theatre seating 1,381 people and a 12-store food court. The four-story shopping center has a parking lot that charges a fee with 215 spaces over an area of 4,825 square meters.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 498.5 million, which represents annual sales for approximately ARS 42,669.46 per square meter. Total rental income increased from approximately ARS 45.1 million in fiscal year ended June 30, 2011 to ARS 54.7 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 320 in 2011 and ARS 390.2 in 2012.

As of June 30, 2012, the occupancy rate was 100%.

Alto Noa, Salta, Province of Salta. Alto Noa is a 92-store shopping center located in the City of Salta, the capital of the Province of Salta. The shopping center consists of approximately 30,876 square meters of total constructed area that consists of 18,867 square meters of gross leaseable area and includes a 14-store food court, an entertainment center, a supermarket, an eight-screen movie theatre and parking facilities for 551 cars. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 500.4 million, which represents annual sales for approximately ARS 26,282.75 per square meter. Total rental income increased from approximately ARS 19.3 million in fiscal year ended June 30, 2011 to ARS 25.8 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 84.6 in 2011 and ARS 113.3 in 2012.

As of June 30, 2012, the occupancy rate was 98.9%.

Buenos Aires Design, City of Buenos Aires. Buenos Aires Design is a 62-store shopping center intended for specialty interior, home decorating and restaurants that opened in 1993. Alto Palermo owns Buenos Aires Design through a 53.68% interest in Emprendimiento Recoleta S.A., which owns the concession to operate the shopping center. Buenos Aires Design is located in Recoleta, one of the most popular tourist zones in Buenos Aires City. Buenos Aires Design has a total constructed area of 26,131.5 square meters that consists of 13,777 square meters of gross leaseable area and 8 restaurants. It is divided into two floors and has a 174-car parking lot. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 235.8 million, which represents annual sales for approximately ARS 17,123.4 per square meter. Total rental income increased from approximately ARS 17.3 million in fiscal year ended June 30, 2011 to ARS 20.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 104.9 in 2011 and ARS 121.9 in 2012.

As of June 30, 2012, the occupancy rate was 100%.

Alto Rosario, Santa Fe, City of Rosario. Alto Rosario is a shopping center of 146 stores, located in the City of Rosario, Province of Santa Fe. It was inaugurated in November 2004 and has 100,750 square meters of fully covered surface, and 28,646 square meters of gross leaseable area. This center is primarily devoted to clothing and entertainment and includes a food court with 17 stores, a children’s’ entertainment area, a 14-screen cinema complex and parking lot for close to 1,736 vehicles. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 825.2 million, which represents annual sales for approximately ARS 29,799.1 per square meter. Total rental income increased from approximately ARS 42.7 million in fiscal year ended June 30, 2011 to ARS 59.4 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 124.3 in 2011 and ARS 178.7 in 2012.

As of June 30, 2012, the occupancy rate was 97.6%.

Mendoza Plaza Shopping, Mendoza, City of Mendoza. Mendoza Plaza Shopping is a 150-store shopping center located in the City Mendoza in the Province of Mendoza. It consists of 40,659 square meters of gross leaseable area. Mendoza Plaza has a multiplex movie theatre covering an area of approximately 3,659 square meters, the Chilean department store Falabella, a food court with 22 stores, an entertainment center and a supermarket which is also a tenant. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 929.1 million, which represents annual sales for approximately ARS 21,998 per square meter. Total rental income increased from approximately ARS 36.5 million in fiscal year ended June 30, 2011 to ARS 49.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 74.7 in 2011 and ARS 96.8 in 2012.

As of June 30, 2012, the occupancy rate was 96.4%.

Córdoba Shopping, Villa Cabrera, City of Córdoba. Córdoba Shopping Villa Cabrera is a 106-store commercial center with a covered area of 35,000 square meters, consisting of 15,191 square meters of gross leaseable area located in Villa Cabrera, City of Córdoba. It has a 12-screen movie theatre complex and a parking lot for 1,500 vehicles. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 340.3 million, which represents annual sales for approximately ARS 22,398.9 per square meter. Total rental income increased from ARS 19.2 million in fiscal year ended June 30, 2011 to ARS 26.0 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 105.3 in 2011 and ARS 142.8 in 2012.

As of June 30, 2012, the occupancy rate was 99.6%.

Dot Baires Shopping, City of Buenos Aires, Buenos Aires. Dot Baires Shopping is a shopping center that was opened in May 2009. It has 4 floors and 3 underground levels, a covered surface area of 173,000 square meters, out of which 49,527 constitute Gross Leasable Area, 155 retail stores, a hypermarket, a 10-screen multiplex movie theater and parking space for 2,200 vehicles. Alto Palermo is owner of Dot Baires Shopping through an 80% ownership interest in this shopping center. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 1,271.2 million, which represents annual sales for approximately ARS 25,665.9 per square meter. Total rental income increased from approximately ARS 76.6 million in fiscal year ended June 30, 2011 to ARS 100.9 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 128.8 in 2011 and ARS 169.9 in 2012.

As of June 30, 2012, the occupancy rate was 99.4%.

Soleil Factory, San Isidro, Province of Buenos Aires. Soleil Factory is a one-story shopping center, with a surface area of 48,313 sqm, 14,091 sqm of which are gross leaseable area, in respect of which APSA is also authorized to build more than 9,697 sqm. It comprises 74 stores and 2,335 parking spaces. Soleil Factory opened in Argentina more than 25 years ago and we are turning it into a top-brand outlet. In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 254.1 million, which represents period average sales for approximately ARS 17,267.9 per square meter. Total rental income increased from approximately ARS 14.2 million in fiscal year ended June 30, 2011 to ARS 19.1 million for fiscal year ended June 30, 2012, which accounts for monthly revenues per square meter of gross leaseable area of ARS 84 in 2011 and ARS 108.2 in 2012.

As of June 30, 2012, the occupancy rate was 100.0%.

La Ribera Shopping, City of Santa Fe. On June 15, 2011, Alto Palermo S.A. (APSA), directly and through its controlled company Torodur S.A., acquired a fifty-percent interest in the stock of Nuevo Puerto Santa Fe S.A. (NPSF), a company that is the tenant of a property where it constructed the shopping center and where the shopping center currently operates.

The price agreed upon for such acquisition of a 50% interest is USD 4.5 million payable in 19 monthly installments without recognizing financing interest, and the last installment is due in February 2013.

The purchase of NPSF's shares was conditional upon Ente Administrador Puerto Santa Fe approving the change in the shareholding structure of NPSF and Caja de Asistencia Social Lotería de Santa Fe not raising any objection thereto. As such conditions were met, on August 18, 2011, the shares were transferred. Furthermore, NPSF and Casino Puerto Santa Fe (CPSF) executed a sub-concession agreement that replaces the previous lease agreement to which NPSF was a party.

Accordingly, APSA became the owner of 33.33% and its controlled company Torodur became the owner of 16.66% of the shares, which in the aggregate account for 50% of the capital stock and voting power of NPSF. In turn, GRAINCO S.A. became the owner of the remaining 50% interest.

La Ribera Shopping is located in an area of 43,219 square meters, with 48 retail stores and one 7-screen 2D and 3D multiplex movie theatre, the last screening room of which was opened in August 2012 and features state-of-the-art sound and image technology. It has also a Cultural Center consisting of 510 square meters, and 24,553 square meters including Outdoor Areas and free-of-charge Parking Lot. The gross leaseable area consists of approximately 7,710 square meters.

The shopping center is strategically located within the Port of Santa Fe, the most developed area in terms of real estate in the City of Santa Fe, 27 km away from the City of Paraná and 96km away from the City of Rafaela. Its influence area represents a potential market consisting of over one million people.

In the fiscal year ended June 30, 2012, the public visiting the shopping center generated nominal retail sales that totaled approximately ARS 135.2 million, which represents period average sales for approximately ARS 437.59 per square meter. Total rental income amounted to ARS 8.65 million in fiscal year ended June 30, 2012 which accounts for monthly revenues per square meter of gross leaseable area of ARS 93.5.

As of June 30, 2012, the occupancy rate was 98.7%.

Development and Sale of Properties and Land Reserves

Residential Development Properties

The acquisition and development of residential apartment complexes and residential communities for sale is one of IRSA’s core activities. The development of residential apartment complexes consists of the new construction of high-rise towers or the conversion and renovation of existing structures such as factories or warehouses. In connection with the development of residential communities, IRSA frequently acquires vacant land, develops infrastructure such as roads, utilities and common areas, and sells plots of land for construction of single-family homes. It may also develop or sell portions of land for others to develop complementary facilities such as shopping areas within residential developments.

In fiscal year ended June 30, 2012, revenues from the Development and sale of properties segment amounted to ARS 328.4 million, compared to ARS 341.1 million posted in the fiscal year ended June 30, 2011.

Construction and renovation works on residential development properties are currently performed, under IRSA’s supervision, by independent Argentine construction companies that are selected through a bidding process. IRSA enters into turnkey contracts with the selected company for the construction of residential development properties pursuant to which the selected company agrees to build and deliver the development for a fixed price and at a fixed date. IRSA is generally not responsible for any additional costs based upon the turnkey contract. All other aspects of the construction, including architectural design, are performed by third parties.

Another modality for the development of residential undertakings is the exchange of land for constructed square meters. In this way, IRSA delivers undeveloped pieces of land and another firm is in charge of building the project. In this case, IRSA receives finished square meters for commercialization, without taking part in the construction works.

The following table shows certain information and gives an overview regarding sales and development properties as of June 30, 2012, 2011 and 2010:

Developments	Date of Acquisition	Estimated /Real Cost (in thousands of ARS) (1)	Area intended for sale (sqm) (2)	Total Units / Lots (3)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (4)	Accumulated Sales (in thousands of ARS) (5)	Accumulated Sales as of June 30, (in thousands of ARS) (6)			Book Value (in thousands of ARS)(7)
									2012	2011	2010
Residential Apartments
Torres Renoir (15)	09/09/99	22,861	5,383	28	100.00%	100.00%	100.00%	53,940			142	-
Caballito Nuevo (16)	11/03/97	-	2,966	20	100.00%	100.00%	81.18%	48,418	9,248	39,170		2,150
Torres de Rosario (8) (15)	04/30/99	-	4,893	77	95.59%	100.00%	3.08%	10,720	9,190	1,530		16,418
Libertador 1703/1755 (Horizons) (14) (17)	01/16/07	399,355	44,648	467	50.00%	100.00%	100.00%	124,176	124,176	92,362		113,168
Other Residential Apartments (9)	N/A	231,677	158,747	1,660				310,084		1,599	117	84,941
Subtotal Residential Apartments		653,893	216,637	2,252				547,338	142,986	134,661	259	216,677

Residential Communities
Abril/Baldovinos (10)	01/03/95	130,955	5,137	4	100.00%	100.00%	99.50%	237,062		1,607	5,067	1,860
El Encuentro (18)	11/18/97	-	26,373	22	100.00%	100.00%	64.24%	13,742	10,260	20,665	3,482	2,922
Villa Celina I, II and III	05/26/92	4,742	75,970	219	100.00%	100.00%	100.00%	14,028				-
Subtotal Residential Communities		135,697	170,480	245				264,832	10,260	22,272	8,549	4,782

Land Reserves
Puerto Retiro	05/18/97		82,051	-	50.00%	0.00%	0.00%	-				54,270
Santa María del Plata	07/10/97		715,951	-	100.00%	0.00%	10.00%	-				159,243
Pereiraola	12/16/96		1,299,630	-	100.00%	0.00%	100.00%	46,311			46,311	-
Terreno Rosario (8) (19)	04/30/99		31,000	-	95.59%	0.00%	100.00%	38,345	27,273	22,931		-
Terreno Caballito	11/03/97		7,451	-	100.00%	0.00%	100.00%	-		52,658		-
Neuquén (8)	07/06/99		4,332	1	95.59%	0.00%	100.00%	-		9,102		-
Terreno Baicom	12/23/09		6,905	-	50.00%	0.00%	0.00%	-				4,459
Canteras Natal Crespo	07/27/05		4,300,000	-	50.00%	0.00%	0.00%	337	64	63	21	5,971
Thames	11/01/97				100.00%		100.00%	20,022	20,022
Terreno Beruti (8)	06/24/08		3,207	-	95.59%	0.00%	100.00%	-		75,373
Pilar	05/29/97		740,237	-	100.00%	0.00%	0.00%	-				3,408
Coto Air Space (8)	09/24/97		24,000	-	95.59%	0.00%	0.00%	-				16,110
Torres Jardín IV	07/18/96		3,176	-	100.00%	0.00%	100.00%	-		11,480		40,102
Terreno Caballito (8)	10/22/98		23,389	-	95.59%	0.00%	0.00%	-				45,814
Patio Olmos (8)	09/25/07		5,147	-	95.59%	100.00%	0.00%	-				33,475
Other Land Reserves (11)	N/A		14,455,235	3				2,213		1,969	1,172	79,929
Subtotal Land Reserves			21,701,711	4				107,228	47,359	173,576	47,504	442,781

Others
Madero 1020	12/21/95		5,069	N/A	100.00%	100.00%	100.00%	18,848			71	-
Della Paolera 265	08/27/07		472	N/A	100.00%	100.00%	100.00%	6,850				-
Madero 942	08/31/94		768	N/A	100.00%	100.00%	100.00%	6,137				-
Dock del Plata	11/15/06		7,942	N/A	100.00%	100.00%	100.00%	84,206			42,136	-
Libertador 498	12/20/95		2,484	N/A	100.00%	100.00%	100.00%	93,558	10,600	10,504	46,608	-
Sarmiento 517									233		68,580	-
Edificios Costeros	03/20/97		734	N/A	100.00%	100.00%	100.00%	68,580	69,040		10,948	-
Libertador 602	01/05/96		677	N/A	100.00%	100.00%	100.00%	10,948				-
Museo Renault									47,927			-
Laminar	03/25/99		6,521	N/A	100.00%	100.00%	100.00%	74,510				-
Reconquista 823	11/12/93		5,016	N/A	100.00%	100.00%	100.00%	31,535				-
Locales Crucero I			192	N/A	100.00%	100.00%	100.00%	2,006				-
Others (12)	N/A		-	N/A	N/A	N/A	N/A	25,283		59	912	-
Subtotal Others			36,892					422,461	127,800	10,563	169,255	-

TOTAL (13)		789,590	22,062,720	2,501				1,341,859	328,404	341,073	255,567	664,240

Notes:
(1) Cost of acquisition plus total investment made and/or planned for apartments and residential communities’ projects already developed or under development
 (adjusted for inflation as of 02/28/03, if applicable).-

(2) Total area intended for sale upon completion of the development or acquisition and before the sale of any of the units (including parking and storage spaces but excluding common areas). In the case of Land Reserves the land area was considered.

(3) Represents the total units or plots upon completion of the development or acquisition (excluding parking and storage spaces).
(4) The percentage sold is calculated dividing the square meters sold by the total saleable square meters, which includes sales made under the preliminary sales agreements for which no title deed has been executed yet.

(5) Includes only the cumulative sales consolidated by the RT21 method adjusted for inflation as of 02/28/03.-
(6) Corresponds to the company’s total sales consolidated by the RT4 method adjusted for inflation as of 02/28/03. Excludes turnover tax deduction.-
(7) Cost of acquisition plus improvements, plus capitalized interest of consolidated properties in portfolio as of June 30, 2012, adjusted for inflation as of 02/28/03.
(8) Through Alto Palermo S.A.-
(9) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received by Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito barter receivable and Lotes Pereiraola through IRSA.

(10) Includes the sales of Abril’s shares.
(11) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Other APSA (Through APSA)

(12) Includes the following properties: Puerto Madero Dock XIII (fully sold). It also includes income from termination and income due to the reimbursement of common maintenance expenses, stamp tax and associated fees.

(13) Corresponds to the “Development and sale of properties” business unit mentioned in Note 3 to the Consolidated Financial Statements.
(14) Owned by CYRSA S.A.
(15) Corresponds to swap receivables disclosed as “Inventories” in the Consolidated Financial Statements for parcels “G” and “H”.
The degree of physical progress of parcel “G” at June 30, 2011 is 100% and of parcel “H” is 84%.

(16) 63% of the area was sold under deed.
(17) Gains derived from 99.4% of sales have been recognized as Net Realizable Value.
(18) 42% of the area was sold under deed.

In the apartment building market, IRSA acquires undeveloped properties strategically located in densely populated areas of the City of Buenos Aires, particularly properties located near shopping centers and hypermarkets or those to be constructed. It then develops multi-building high-rise complexes targeting the middle and high income market. These are equipped with modern comforts and services, such as open “green areas,” swimming pools, sports and recreation facilities and 24-hour security. In the loft buildings market, IRSA’s strategy is to acquire old buildings no longer in use located in areas with a significant middle and upper-income population. The properties are then renovated into unfinished lofts allowing buyers the opportunity to design and decorate them according to their preferences.

Completed Apartment Projects

Torres Jardín, City of Buenos Aires. Torres Jardín is a high-rise residential complex located in the Buenos Aires neighborhood of Villa Crespo, approximately five minutes from Abasto Shopping. Torres Jardín I, II and III have been completed and consist of 490 one, two and three-bedroom residential apartments. The complex also includes 295 spaces of underground parking. As of June 30, 2012, 2 spaces for motorcycle parking were pending sale.

Edificios Cruceros, City of Buenos Aires. “Edificios Cruceros” is a project located in the Puerto Madero area. This dwelling building covers 6,400 square meters of surface area, and it is close to the “Edificios Costeros” office building. This project targets the high-income segment of the population and all its common areas have views to the river. This development was partially financed through the anticipated sale of its apartments. Works have been completed and at June 30, 2012 it is fully sold.

Barrio Chico, City of Buenos Aires. This is a unique Project located in Barrio Parque, an exclusive residential zone in the City of Buenos Aires. During May 2006 the successful marketing of this project was launched. The image of the product was previously developed with the name of “Barrio Chico” with advertisements in the most important media. As of June 30 2012, the project is finished and only 5 parking spaces remain to be sold.

Palacio Alcorta, City of Buenos Aires. Palacio Alcorta is a 191-loft units residential property that was converted from a former Chrysler factory, located in the residential neighborhood of Palermo Chico, one of the most exclusive areas of Buenos Aires City, just a ten-minute drive from downtown Buenos Aires. The loft units range from 60 to 271 sqm. This development project targets the upper-income market. Palacio Alcorta has 165 parking spaces and also seven retail units that belong to IRSA. All of the loft units in the complex have been sold.

Concepción Arenal 3000, City of Buenos Aires. Concepción Arenal 3000 is a 70-loft residential property located in the north-central area of the City of Buenos Aires. Each loft unit has a saleable area of 86 sqm and a parking space. Lofts in this building are targeted towards the middle-income market. As of June 30, 2012, the project had been completed and fully sold.

Alto Palermo Park and Plaza, City of Buenos Aires. Alto Palermo Park is one of two 34-story apartment buildings located two blocks from Alto Palermo Shopping in the exclusive neighborhood of Palermo. Apartments in this building are targeted primarily towards the upper-income market. Alto Palermo Park is located next to its twin building, Alto Palermo Plaza. Both buildings are comprised of three- and four-bedroom apartments with an average area of 158 sqm in the case of Alto Palermo Park and of 294.5 sqm, in the case of Alto Palermo Plaza. Each unit includes an average of 18 and 29 sqm parking/storage space, respectively. These buildings were included with the assets that the Company acquired in November 1997 from Pérez Companc. As of the date of this report, 100% of both towers was sold.

Villa Celina, Province of Buenos Aires. Villa Celina is a 400-plot residential community for the construction of single-family homes located in the residential neighborhood of Villa Celina on the southwestern edge of the City of Buenos Aires. IRSA has been developing this property in several stages since 1994. The first three stages involved 219 lots, each measuring on average 347 square meters and the last two stages involve 181 lots. As of June 30, 2012, 100% of the project had been sold.

Torres Renoir, Dique III. During fiscal year 2006 IRSA closed swap agreements that allowed it to start the construction of these two exclusive residential buildings of 37 and 40 stories. Located in Dique III in Puerto Madero, City of Buenos Aires, this project was directed to a medium-high income public. The project includes amenities and high-class services. As of June 30, 2012, the works were completed and the units were fully sold.

Apartment Projects Currently Under Development

Torre Caballito, City of Buenos Aires. This property, with a surface of 8,404 square meters, is situated in the northern area of Caballito’s residential neighborhood in the City of Buenos Aires. On May 4, 2006, IRSA and KOAD S.A. (“KOAD”), an Argentine developer, entered into an asset exchange agreement valued at USD 7.5 million pursuant to which it sold to Koad plot number 36 of “Terrenos de Caballito” whereby KOAD has agreed to develop a residential complex called “Caballito Nuevo”, at its costs, consisting of two 34-story towers containing 220 apartments each, consisting of one, two and three bedroom residential units with surface areas ranging from 40 to 85 sqm, totaling approximately 28,000 saleable sqm. The project offers a wide variety of amenities and services. As a result of this transaction, Koad delivered to IRSA 118 apartments and 61 parking lots in the first tower, representing 25% of the total square meters for sale. As of June 30, 2012, 9 apartments and 11 parking spaces are still pending sale.

Horizons Project, Vicente López, Olivos, Province of Buenos Aires. In January, 2007, IRSA acquired the total shares of Rummaala S.A., the main asset of which is a plot of land located in Vicente Lopez, Province of Buenos Aires. The purchase price was USD 21.17 million, payable as follows:

(i)	USD 4.25 million in cash and

(ii)
through the delivery of certain units of the building to be constructed in the land owned by Rummaala in the amount of USD 16.92 million, within a 4-year term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated.

As security for compliance with the construction of the future building and transfer of the future units, the shares acquired were pledged.

Simultaneously with the foregoing transaction, Rummaala acquired a plot of land adjacent to its own property for a total purchase price of USD 15.0 million, payable as follows:

(i)	USD 0.5 million in cash;

(ii)	through the delivery of certain units of buildings Cruceros I and II in the amount of USD 1.25 million and

(iii)
trough the delivery of certain units of the building to be constructed in the land acquired for a total purchase price of USD 13.25 million, within a 40-month term as from the later of the approval date of the plans by the competent authorities or the date on which the property is vacated.

As security for compliance with the construction of the future building and transfer of the future units, the property located at Suipacha 652 was mortgaged.

In April 2007, IRSA created CYRSA S.A. (“CYRSA”) jointly with Cyrela Brazil Realty S.A. Emprendimentos e Participacões (“CYRELA”) in order to have a corporate vehicle to facilitate the development of a specific project together with one or more investors having in-depth knowledge and vast experience in the industry. To that end, IRSA contributed 100% of the capital stock in Rummaala S.A. and the debt in kind associated to the acquisition of the land to CYRSA for a net amount of $ 21.5 million, whereas CYRELA contributed $ 21.5 million (an amount equivalent to the value of the shares that IRSA contributed).

IRSA-CYRELA’s development project in this plot made up by two adjacent blocks in the Vicente López neighborhood, was launched in March under the name “Horizons”. It is one of the most significant developments in Greater Buenos Aires, which entailed a new concept in residential complexes given its emphasis on the use of common spaces. This project includes two complexes with a total of six buildings; one of them facing the river with three 14-floor buildings (the “River” complex) and the other on Avenida del Libertador with three 17-floor buildings (the “Park” complex), totaling 59,000 sqm of constructed surface area for sale distributed in 467 units (to the exclusion of the units to be delivered in exchange for the acquisition of land). With its unique and innovating style in residential complexes, Horizons has 32 amenities, including a meeting room; a work zone; heated swimming pools; club house and spa, sauna, gym, children room, teen room; theme-park areas; and aerobic trail, to name but a few. The showroom was opened to the public in March 2008 with immediate success.

As of June 30, 2012, preliminary sales agreements had been executed for 100% of our own units on sale. The Towers located in both blocks are completed and the title deeds of its units are being executed. Delivery of the last units is expected to be completed during fiscal year 2012-2013.

Private Residential Communities

In the residential communities market, IRSA acquires undeveloped properties located in suburban areas or neighborhoods near the large cities to develop private neighborhoods and country clubs in which to sell vacant lots for the construction of single family homes. In these properties it builds streets and roads and arrange for the provision of basic municipal services and amenities such as open spaces, sports facilities and security. IRSA seeks to capitalize on improvements in transportation and communication around the City of Buenos Aires, the growing suburbanization of the region and the shift of the population moving to countryside-type residential communities.

An important factor in the trend towards living in suburban areas has been the improvements and additions to the Autopista Panamericana, Avenida General Paz and Acceso Oeste highways, which significantly reduce traveling time, encouraging a significant number of families to move to the new residential neighborhoods. Furthermore, improvements in public train, subway and bus transportation since their privatization have also influenced the trend to adopt this lifestyle.

As of June 30, 2012, residential communities for the construction of single-family homes for sale in Argentina had a total of 5,137 square meters of saleable area in Abril, and 26,373 sqm of saleable area in “El Encuentro” (Benavidez). Both residential communities are located in the province of Buenos Aires.

Abril, Hudson, Greater Buenos Aires. Abril is a 312-hectare private residential community located near Hudson City, approximately 34 kilometers south of the City of Buenos Aires. IRSA has developed this property into a private residential community for the construction of single family homes targeting the upper-middle income market. The project includes 20 neighborhoods subdivided into 1,273 lots of approximately 1,107 square meters each. Abril also includes an 18-hole golf course, 130 hectares of woodlands, a 4,000-square meter mansion and entertainment facilities. A bilingual school, horse stables and sports centers and the construction of the shopping center were concluded in 1999. The neighborhoods have been completed, and as of June 30, 2012, 99.6% of the property had been sold for an aggregate of over ARS 240 million, with 5,137 square meters available for sale.

El Encuentro, Benavidez, Tigre. In the district of Benavidez, Municipality of Tigre, 35 kilometers north from downtown Buenos Aires, a 110-hectare gated residential complex known as “El Encuentro” is located, consisting of a total of 527 lots with a total saleable area of 610,785.15 sqm with two privileged front accesses: the main one to Vía Bancalari and the service one to Highway No. 9, allowing an easy way to and from the city. On May 21, 2004 an exchange deed was signed for the original lot whereby DEESA agreed to pay USD 4.0 million to our subsidiary Inversora Bolívar, of which USD 1.0 million were paid in cash and the balance of USD 3.0 million was paid on December 22, 2009, with the transfer of 110 residential plots already chosen, totaling a saleable area of 127,795 sqm. The development of the project is completed and equipped with power supply, water, sewage, effluent treatment plant, public lighting, finished driveways and accesses, buildings, sports facilities, etc.

As of June 30, 2012, after having started its commercialization in March 2010, 84 units have been sold; there are reserves for 6 units for an amount of USD 0.82 million, and 22 units are available for sale.

Land Reserves

IRSA has acquired large undeveloped properties as land reserves located in strategic areas for the future development of office and apartment buildings, shopping centers and single family housing. IRSA acquired what it believes to be two of the largest and most important undeveloped river front plots in Buenos Aires, Puerto Retiro and Santa María del Plata, for the future development of residential and office spaces. In addition, IRSA has benefited from the improvement of land values during periods of economic growth. As of June 30, 2012, land reserves totaled 25 properties consisting of approximately 2,160 hectares (including the lot in Caballito, and the air space over Coto C.I.C.S.A. - “Coto”- where it holds interests through its subsidiary Alto Palermo).

Land Reserves in the City of Buenos Aires

Solares de Santa Maria, City of Buenos Aires, (formerly Santa María del Plata).  Solares de Santa María is a 70-hectare property facing the Río de la Plata in the south of Puerto Madero, 10 minutes from downtown Buenos Aires. Through Solares de Santa María S.A. (“Solares de Santa María”), IRSA is the owner of this property. It intends to develop this property for mixed purposes, i.e. the development project involves residential complexes as well as offices, stores, hotels, sports and sailing clubs, services areas with schools, supermarkets and parking lots.

A rule passed by the Legislative Branch of the City of Buenos Aires in 1992 provided general urban standards to the site, and stated that the “Site urban design” was to be submitted for approval of the Environmental Urban Plan Council (Consejo de Planificación Urbana - “COPUA”). As from the acquisition of this property, IRSA has been seeking the municipal approvals necessary for the development of a mixed project in the area.

In the year 2000, IRSA filed a master plan for the Santa María del Plata site, which was assessed by COPUA and submitted to the Town Treasurer’s Office for its consideration. In 2002, the Government of the City of Buenos Aires issued a notice of public hearing and in July 2006, the COPUA made some recommendations about the project, and in response to the recommendations made by COPUA to the project on December 13, 2006, IRSA filed an amendment to the project to adjust it to the recommendations made by COPUA, making material amendments to the development plan for the Area, which amendments included the donation of 50% of the site to the City of Buenos Aires for public use and convenience and a perimetrical pedestrian lane along the entire site on the river bank.

In March 2007, a committee of the Government of the City of Buenos Aires, composed of representatives from the Legislative and Executive Branches, issued a report stating that such Committee had no objections to the development plan and requested that the General Treasury render a decision concerning the scope of the development plan submitted for the project.

In June 2007, IRSA sold 10% of Solares de Santa María’s stock capital for USD 10.6 million to Mr. Israel Sutton Dabbah, a non-related third party, who is member of the Sutton Group. USD 1.6 million were paid and the balance of USD 9.0 million was paid on June 23, 2010.

In November 2007, 15 years after the Legislative Branch of the City of Buenos Aires granted the general zoning standards for the site, the Government Chief of the City of Buenos Aires executed Decree No. 1584/07, which passed the specific ruling, set forth certain rules for the urban development of the project, including types of permitted constructions and the obligation to assign certain spaces for public use and convenience.

Notwithstanding the approval of Decree No. 1584/07 in 2007, several municipal approvals are still pending and in December 2007, a municipal court rendered a decision restricting the implementation of IRSA’s proposed development plan due to objections made by a legislator of the City of Buenos Aires, alleging the suspension of Decree No. 1584/07 and each construction project and/or the municipal permits granted for business purposes. Notwithstanding the legality and validity that has the referred decree for the company, alternatively, Agreement 5/10 was executed with the Government of the City of Buenos Aires, which has been sent with a legislative bill to the Legislature of the City of Buenos Aires under number 976-J-2010, for approval. Once approved, these regulations will have the hierarchy of a law.

On the first days of September 2010, and after the end of fiscal year 2010, IRSA acquired (through E-commerce Latina S.A.) a 100% interest in Unicity for the sum of US$ 2.5 million. The main asset of Unicity includes 31,491,932 shares representative of 10% of Solares de Santa María S.A.’s stock capital and pursuant to which it holds liabilities with IRSA for the purchase price balance, which as of even date amounts to US$ 9.1 million.

Puerto Retiro. Puerto Retiro is an 8.2 hectare undeveloped riverside property bounded by the Catalinas and Puerto Madero office zones to the west, the Retiro railway station to the north and the Río de la Plata to the south and east. One of the only two significant privately owned waterfront properties in the City of Buenos Aires, Puerto Retiro may currently be utilized only for port activities, so IRSA has initiated negotiations with municipal authorities in order to rezone the area. The plan is to develop a 360,000 sqm financial center. The launching date has not been settled and consequently, the estimated cost and financing method are not decided yet. Through its subsidiary Inversora Bolívar, IRSA indirectly owns a 50% interest in Puerto Retiro.

Caballito lot, Ferro Project. This is a property of approximately 23,791 sqm in the City of Buenos Aires, neighborhood of Caballito, one of the most densely populated of the city, which Alto Palermo purchased in November 1997. This plot would allow developing a shopping center having 30,000 sqm, a hypermarket, a cinema complex, and several recreation and entertainment activity areas. At present, the legislature of the City of Buenos Aires has received a legislative bill to approve the zoning parameters corresponding to this property which already has the consent of the Executive Branch.

Beruti plot. During June 2008, APSA acquired a plot of land situated at Beruti 3351/3359, between Bulnes and Avenida Coronel Díaz in Palermo, a neighborhood in the City of Buenos Aires quite close to our Shopping Center known as “Alto Palermo Shopping”. The transaction involved a surface area of 3,207 sqm for a price of USD 17.8 million. This has been a significant acquisition because of the strategic location of the property, in the immediate vicinity of our main shopping center.

In October 2010, the lot was sold to TGLT for USD 18.8 million. As consideration for the sale, APSA received USD 10.7 million in cash upon the execution of the preliminary sales agreement. As consideration for the balance, APSA will receive 17.33% of the apartments’ saleable area, 15.82% of the residential parking spaces and 170 business parking spaces located in the first and second underground levels. As security for the transaction, TGLT delivered to APSA a performance bond for USD 4.0 million and a first-degree mortgage in the name of APSA for USD 8.1 million, over the lot. Delivery is expected to take place in November 2013.

Terreno Paraná. On June 30, 2009, APSA executed a “Letter of Intent” whereby it stated its intention to acquire a plot of land of approximately 10,022 sqm in the City of Paraná, Province of Entre Ríos, to be allocated to the construction, development and exploitation of a shopping center or mall. The purchase price was USD 0.5 million, out of which at the beginning of July 2010, the sum of USD 0.05 million was paid as advance payment, in August 2010 USD 0.1 million was paid, and the remaining USD 0.35 million will be paid upon the execution of the title deed. The certificate of possession of the Lot was executed on December 29, 2012.

Caballito plot. During this fiscal year, APSA and TGLT executed a barter deed pursuant to which it transferred to TGLT under a swap agreement the property detailed in the deed as described below, which has a total surface area of 9,784 sqm: plot of land, designated as Parcel ONE L, in block 35, facing Méndez de Andes street between Rojas and Colpayo streets in the Caballito neighborhood.

In turn, TGLT agreed to carry out in the property a real estate development for residential use. In exchange for the transfer of the property, APSA will receive non-cash considerations equivalent to USD 12.75 million, which consist in transferring under barter to APSA certain home units in the buildings to be built which will represent 23.1% of the saleable area and 21.1% of the parking spaces area. As security for the transaction, TGLT has granted to IRSA a first-degree mortgage over the property in the amount of USD 12.75 million.

Pursuant to the Barter Deed executed by the parties the units in Tower 1 will be delivered in October 2014, the units in Tower 2 will be delivered in April 2015 and the units in Tower 3 will be delivered in October 2015.

Coto Residential Project. Alto Palermo owns approximately 24,000 sqm in air space over the top of the Coto hypermarket that is close to the Abasto Shopping Center in the heart of the City of Buenos Aires. Alto Palermo S.A. and Coto Centro Integral de Comercialización S.A. (Coto) executed and delivered a deed dated September 24, 1997 whereby APSA acquired the rights to receive parking units and the rights to build on top of the premises located in the block formed by the streets Agüero, Lavalle, Guardia Vieja and Gallo, in the Abasto neighborhood.

Terreno Baicom. On December 23, 2009, IRSA acquired 50% of a parcel located in the surroundings of the Buenos Aires Port, for a purchase price of ARS 4.5 million. The property’s total surface area is 6,905 sqm and there is a construction permit associated for 34,500 sqm in line with the City of Buenos Aires urban construction rules and regulations.

Land reserves in the Province of Buenos Aires

Sale of Pereiraola, Hudson. Directly and indirectly through Inversora Bolivar, IRSA had a 100.0% interest in Pereiraola S.A., a company whose principal asset is a 130-hectare undeveloped property adjacent to Abril, a private residential community developed by IRSA.

On April 21, 2010, IRSA entered into a purchase and sale agreement with a third party whereby IRSA agrees to sell 100% of Pereiraola S.A.’s shares. The total price of the transaction was established at USD 11.8 million plus VAT, which meant a gain of ARS 21.7 million over book value.

On June 25, 2010, IRSA accepted a purchase bid for USD 11,786,972, to be paid partly in cash and partly in kind. For the cash-based payment, the buyer has paid IRSA USD 1,940,000. The USD 7,760,000 balance will be paid in 4 half-yearly, equal and consecutive installments of USD 1,940,000 each. As to the non-monetary part of the transaction, the buyer will transfer ownership to IRSA over certain lots within 36 months starting on the date its bid is accepted.

After the end of the period, late in July 2012, the buyer paid the monetary portion of consideration and therefore only delivery of the promised lots is pending.

To secure payment of the price, the buyer sets up a pledge over Pereiraola’s shares, which remain in IRSA’s custody. Besides, the buyer created a first-degree mortgage in IRSA’s favor over the property.

Pilar. Pilar is a 74-hectare undeveloped land reserve property located close to the city of Pilar, 55 kilometers northwest of downtown Buenos Aires. The property is easily accessible due to its proximity to the Autopista del Norte highway. Pilar has become one of Argentina’s fastest developing areas. IRSA is considering several alternatives for this property including the development of a residential community or the sale of this property in its current state and, therefore, it does not have a cost estimate or financing plan. The plot’s book value is estimated to be ARS 3.4 million as of June 30, 2012.

Land reserves in other provinces

Torres Rosario Project, City of Rosario, Province of Santa Fe. APSA owns a block of land of approximately 50,000 sqm divided into 8 smaller plots in the City of Rosario, near the Alto Rosario Shopping Center. At June 30, 2012, 2 of the plots had been bartered with Condominios del Alto S.A. (plots 2-G and 2-H).

As consideration for the barter of parcel 2-G (totaling a surface area of 10,128 sqm for sale), in December 2011 Condominios del Alto S.A. transferred 15 apartments, with a total constructed area of 1,504.45 sqm (representative of 14.85% of the total building constructed in this parcel) and 15 parking spaces (representative of 15% of the total parking surface area to be constructed in this property). These units are already for sale since May 2010.

As consideration for the barter of parcel 2-H (totaling a surface area of 14,500 sqm for sale), Condominios del Alto S.A. will transfer 42 apartments, with a total constructed surface area of 3,188 sqm (representative of 22% of the total building to be constructed in this parcel) and 47 parking spaces (representative of 22% of the total parking surface area to be constructed in this property). The degree of completion of parcel 2-H is 84%.

As of June 30, 2012, the rest of the parcels of Block 2 had been sold, as per the following detail. Parcel 2-A was sold for USD 4.2 million and its title deed was executed in June 2011; parcel 2-B was sold for USD 1.51 million and its title deed was executed in June 2011; parcel 2-C was sold for USD 1.51 million and its title deed was executed in June 2011; parcel 2-D was sold for USD 1.54 million, to be collected in 5 installments (4 installments of USD 0.257 million collected in February, July and August 2011, a fourth one collected in November 2011 and the fifth one  collected in February 2012 for USD 0.513 million, on which date the title deed was executed in the name of buyer); parcel 2-E was sold for USD 1.43 million and its title deed was executed in May 2010; and parcel 2-F was sold for USD 1.93 million and its title deed was executed in June 2011. On December 28, 2011 Condominios del Alto transferred to APSA title to the 15 apartment units and 15 parking spaces comprising the non-monetary portion of consideration under the Barter Agreement for 2G parcel entered into in October 2007. Therefore, APSA discharged the mortgage on the property that secured payment of the consideration.

Condominios del Alto I- (parcel 2-G)

The project is composed of two opposite blocks of buildings, commercially divided into 8 sub-blocks. Apartments (97 units) are distributed in 6 floors with parking spaces (98 units) in the basement. Condominios del Alto I’s amenities include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. Given its excellent location and construction quality, this development is targeted at a medium-high income segment.

As of June 30, 2012, the project had been completed and 7 apartments with parking space had been sold, with 8 apartments, 8 parking spaces and one storage space being available for sale.

Condominios del Alto II – (parcel 2-H)

The project will be composed of two opposite blocks of buildings, commercially divided into 10 sub-blocks. The project will include a total of 189 apartments distributed in 6 floors and 195 parking spaces located in two basements. The amenities will include a swimming pool with solarium, a multiple use room, sauna, a gym with dressroom and a laundry. As of June 30, 2012 the project had been completed and deliveries are in progress, with 35 apartments (3,601 sqm), 41 parking spaces and 5 storage spaces being available for sale.

Neuquén Project, Province of Neuquén. The main asset of the project is a plot of land of approximately 50,000 sqm. The project contemplates the construction of a shopping center, a hypermarket, a hotel and an apartment building.

On June 12, 2009, a new agreement was executed with the Municipality of Neuquén whereby we were required to submit the blueprints of the new Road Project (including the additions to the project agreed upon) and the blueprints of the Modified General Project. The respective modifications to the blueprints mentioned were filed on October 19, 2009. Then, the Municipality of Neuquén raised some objections that were duly responded. On January 18, 2010, the Municipality of Neuquén requested corrections to the blueprints filed and imposed a 30-day term for filing them. Finally, APSA was notified that the architectural project had been registered, which triggered, on April 8, 2010, the commencement of a term of 90 running days for the start of the shared works. APSA submitted the working plans for the first stage of the works (which contemplate the construction of the Shopping Center and the Hypermarket) and was granted the authorizations necessary to start working. On July 5, 2010, well within the 90-running day term already mentioned, APSA started the shared works.

The first stage of the works is to be finished in a maximum 22-month period counted as from the date of commencement of the construction works. In the event of a breach of the conditions agreed upon, the Municipality of Neuquén is entitled to terminate the agreement and proceed as necessary, which means that the Municipality of Neuquén is entitled to demand that the parcels it sold to the Company be returned.

On June 18, 2009, Shopping Neuquén S.A. received from the company G&D Developers S.A. USD 119 thousand as price for the sale of a lot of approximately 4,332 sqm located in the surroundings of the property that will host the shopping center, though separate from it, in the framework of the negotiations conducted with the Municipality of Neuquén.

As of June 30, 2012, the area that was planned to be used for construction of a Hypermarket had been sold to a subsidiary of COTO.

On June 4, 2012, pursuant to an agreement entered into between Shopping Neuquén S.A. and the Municipality of Neuquén, a new extension was agreed to resume works on the site, following appointment of a new constructor. The new deadlines contemplate the Appointment of a constructor and Resumption of Works.

 Ex Escuela Gobernador Vicente de Olmos, Córdoba, Province of Córdoba. In November 2006 we participated in a public bidding process called by Corporación Inmobiliaria Córdoba S.A. for the sale of the building known as Ex Escuela Gobernador Vicente de Olmos, located in the City of Córdoba. The building has 5,147 sqm of surface area. Inside the building there is a portion of the Patio Olmos shopping center, which operates in four commercial floors and has two underground parking lots. This shopping center also includes two neighboring buildings with cinemas and a commercial annex connected to the area covered by the call for bids and legally related through easement contracts. The building is under a concession contract effective for a 40-year term, expiring in February 2032, in which we acted as grantor. On September 25, 2007, the Government of the Province of Córdoba executed and delivered the title deed conveying the property where the Patio Olmos Shopping Center is currently operating, together with the transfer of the respective concession contract.

Canteras Natal Crespo, Province of Córdoba. The first guidelines for development of this project are in progress on the basis of the Master Plan of the Chilean architect firm called URBE. Also, preliminary filings have been submitted to the Municipality of La Calera and to the Provincial Government.

This undertaking is characterized by an attractive and varied residential offer of land, dwelling areas of low and medium density, and commercial and social areas. Each one of the quarters will have a full service infrastructure and will be distinguished by the particularities of the land in the outstanding natural environment of the Sierras Chicas of the Province of Córdoba.

Canteras Natal Crespo S.A. is a company located in the Province of Córdoba that will have as main activity the urbanization of own or third parties plots of land, the so-called countries, lots for sale or rent, production of quarries, real estate business and construction of houses.

Purchase of Nobleza Piccardo’s Plant

We have acquired, through a subsidiary in which we have a 50% interest, the property where Nobleza Piccardo has its manufacturing plant. It is located in the City of San Martin (Av. San Martín 601), in the Province of Buenos Aires; and due to its size and location it is an excellent site for the future development of different segments. The total area of its plot is 160,000 sqm with a built area of 81.786 sqm. According to the executed agreement, Nobleza Piccardo will lease 100% of the plot during the first year, vacating it partially until the 3rd lease year, at which time it will vacate the whole plot.

During the first lease year, the rental area is 80,026 sqm including storehouses and offices and during the second year of lease, the leased area will be reduced to 27,614 sqm.

We are preparing a Master Plan in order to apply before the authorities of San Martin’s Town Hall for the zoning parameters that will allow us to develop a mixed-use project.

On May 16 the Municipality of San Martín approved the pre-feasibility application for business, entertainment, event, office and other uses.

On May 30, by accepting a letter of Offer of Shares APSA acquired 100% of IRSA's shares in Quality Invest S.A. (50% of all shares), a Company whose sole asset is the lot where the manufacturing plant and administrative offices of Nobleza Piccardo operated. The property area is 160,000 square meters, the built area is 80,000 square meters, and it is located only 200m away from the intersection of Av. San Martín and Av. Gral Paz in the district of San Martín.

The transaction amounted to USD 9,700,000.

Other Land Reserves

Our portfolio also includes twelve land reserve properties located in the City of Buenos Aires and its surrounding areas. These properties are projected for future developments of offices, shopping centers, apartment buildings and residential communities. The main properties under this category include Merlo, Mariano Acosta and Pontevedra. We also own a property in the surroundings of the City of Santa Fe called Isla Sirgadero.

Hotels

At the end of the 1997 fiscal year, IRSA acquired the Hotel Llao Llao, its first luxury hotel. Some months later, as part of the acquisition from Pérez Companc of the Old Alto Palermo, it acquired an indirect 50% interest in Hotel Intercontinental in Buenos Aires which it owns through its subsidiary Inversora Bolívar. In March 1998, IRSA acquired the Hotel Libertador. During fiscal year 1999, it sold a 20% interest in the Hotel Libertador to Hoteles Sheraton de Argentina S.A.C., (“Hoteles Sheraton de Argentina”) and during the fiscal year 2000, it sold 50% of its interest in the Hotel Llao Llao to the Sutton Group. During fiscal year 2007 IRSA increased its share in Inversora Bolivar by 100% and obtained an indirect share in the Hotel Intercontinental of 76.34%.

The following chart shows certain information regarding our subsidiary IRSA’s luxury hotels:

Hotels	Date of Acquisition	IRSA’s Effective Interest	Number of rooms	Average Occupancy (1)	Average price per room (ARS) (2)	Accumulated sales as of June 30, (ARS 000)			Book Value (ARS 000)
						2012	2011	2010

Intercontinental (3)	11/01/97	76.34%	309	75%	695	85,977	78,841	64,092	52,476
Sheraton Libertador (4)	03/01/98	80.00%	200	85%	614	55,642	43,786	36,996	37,795
Llao Llao (5)	06/01/97	50.00%	201	21%	1,071	28,393	70,256	58,806	70,430
Terrenos Bariloche (5)	12/01/06	50.00%	N/A	N/A	N/A	N/A	N/A	N/A	21,900
Total	-	-	710	63%	701	170,013	192,883	159,894	182,601

Notes:
(1) Accumulated average in the twelve-month period.
(2) Accumulated average in the twelve-month period.
(3) Indirectly owned through Nuevas Fronteras S.A. (Subsidiary of IRSA).
(4) Indirectly owned through Hoteles Argentinos S.A.
(5) Indirectly owned through Llao Llao Resorts S.A.

Hotel Llao Llao, San Carlos de Bariloche, Province of Rio Negro. In June 1997 IRSA acquired the Hotel Llao Llao from Llao Llao Holding S.A. Fifty percent is currently owned by the Sutton Group. The Hotel Llao Llao is located on the Llao Llao peninsula, 25 kilometers from San Carlos de Bariloche and is one of the most important tourist hotels in Argentina. Surrounded by mountains and lakes, this hotel was designed and built by the famous architect Bustillo in a traditional alpine style and first opened in 1938. The hotel was renovated between 1990 and 1993 and has a total constructed surface area of 15,000 sqm and 158 original rooms. The hotel-resort also includes an 18-hole golf course, tennis courts, health club, spa, game room and swimming pool. The hotel is a member of The Leading Hotels of the World, Ltd., a prestigious luxury hospitality organization representing 430 of the world’s finest hotels, resorts and spas. The Hotel Llao Llao is currently being managed by Compañía de Servicios Hoteleros S.A., which manages the Alvear Palace Hotel, a luxury hotel located in the Recoleta neighborhood of Buenos Aires. During 2007, the hotel was subject to an expansion and the number of suites in the hotel rose to 201 rooms.

Hotel Intercontinental, City of Buenos Aires. In November 1997, IRSA acquired 51% of the Hotel Intercontinental from Pérez Companc S.A. The Hotel Intercontinental is located in the downtown City of Buenos Aires neighborhood of Monserrat, near the Intercontinental Plaza office building. Intercontinental Hotels Corporation, a United States corporation, currently owns 24% of the Hotel Intercontinental. The hotel’s meeting facilities include eight meeting rooms, a convention center and a divisible 588 sqm ballroom. Other amenities include a restaurant, a business center, a sauna and a fitness facility with swimming pool. The hotel was completed in December 1994 and has 309 rooms. The hotel is managed by the Intercontinental Hotels Corporation.

Hotel Sheraton Libertador, City of Buenos Aires. In March 1998 IRSA acquired 100% of the Hotel Sheraton Libertador from Citicorp Equity Investment for an aggregate purchase price of USD 23 million. This hotel is located in downtown Buenos Aires. The hotel contains 193 rooms and 7 suites, eight meeting rooms, a restaurant, a business center, a spa and fitness facilities with a swimming pool. In March 1999, IRSA sold 20% of its interest in the Sheraton Libertador Hotel for USD 4.7 million to Hoteles Sheraton de Argentina. The hotel is currently managed by Sheraton Overseas Management Corporation, a United States corporation.

Terreno Bariloche, “El Rancho,” San Carlos de Bariloche, Province of Río Negro. On December 14, 2006, through its hotel operator subsidiary, Llao Llao Resorts S.A., IRSA acquired a land covering 129,533 sqm of surface area in the City of San Carlos de Bariloche in the Province of Río Negro. The total price of the transaction was USD 7.0 million, of which USD 4.2 million were paid in cash and the balance of USD 2.8 million was financed by means of a mortgage to be paid in 36 monthly, equal and consecutive installments of USD 0.086 million each. The land is in the border of the Lago Gutiérrez, close to the Llao Llao Hotel in an outstanding natural environment and it has a large cottage covering 1,000 sqm of surface area designed by the architect Ezequiel Bustillo.

Other Investments in Argentina and Abroad

Acquisition of companies in the real estate business in the Republic of Uruguay

In the course of fiscal year 2009 IRSA acquired a 100% ownership interest in Liveck S.A. ("Liveck"), a company organized under the laws of Uruguay, in exchange for a token consideration. In June 2009, Liveck had acquired a 90% stake in the capital stock of Vista al Muelle S.A. and Zetol S.A., two Uruguay-based real estate companies, for USD 7.8 million. The remaining 10% ownership interest in both companies is in the hands of Banzey S.A. (Banzey). These companies have undeveloped lands in Canelones, Uruguay, close to the capital city of Uruguay, Montevideo.

The total purchase price for Zetol was USD 7.0 million; there has been a down payment for USD 2.0 million and it has been agreed that the balance shall be paid in 5 installments of USD 1.0 million each, accruing interest at an annual 3.5% rate on outstanding balances, against the consummated launches of the projected construction or within a maximum term of 93 months counted as from the date of acquisition by the Company. The sellers may choose to receive, in lieu of cash for the outstanding balances (principal plus interest), ownership over units in the buildings to be constructed in the land owned by Zetol equivalent to 12% of the total marketable meters to be constructed.

The total price for the acquisition of Vista al Muelle was USD 0.83 million, as follows: there has been a USD 0.5 million down payment and it has been agreed that the balance will be paid within a maximum term of two years plus an annual 8% interest rate on balances.

To secure compliance with the obligations assumed by Liveck in connection with the above-mentioned transactions, Ritelco S.A. has tendered a surety bond to secure 45% of the price balance, interest, and the sellers’ option rights.

There is a mortgage over the land bought, which means that the sellers rely on a dual guarantee. As of June 30, 2009, the Company sold a 50% stake in Liveck to Cyrela Brazil Realty S.A for USD 1.3 million.

Under the agreement for the purchase and sale of Zetol and Vista al Muelle and its respective addenda, Liveck has undertaken to acquire the shareholding held by Banzey (or by Ernesto Kimelman or by an entity owned by him, as applicable) in those companies and Banzey has agreed to sell the shares for the amount in US Dollars or in Uruguayan Pesos, as applicable, that any of them would have actually contributed to Zetol and Vista al Muelle, until the transaction is consummated.

In December 2009, Vista al Muelle acquired other real property totaling USD 1.9 million; there has been a USD 0.3 million down payment and the balance shall be discharged through the delivery of housing units and/or storefronts to be constructed and equivalent to 12% of a 65.54% portion of the sum of the prices of all the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of USD 1.0 million in exchange for a down payment of USD 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 30, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and in arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela executed a stock purchase agreement pursuant to which IRSA purchased from Cyrela a 50% stake in Liveck S.A. for USD 2.7 million. Accordingly, as of June 30, 2012, IRSA’s stake, through Tyrus, in Liveck is 100%.

IRSA intends to carry out an urban project consisting in the construction of apartment buildings to be subsequently sold. The project has been granted the requisite “urban feasibility” status by the Mayor’s Office of the Canelones department and by its local legislature.

Lipstick building, New York, United States

In July 2008, IRSA (through its subsidiaries) acquired a 30% equity interest in Metropolitan, whose net equity is mainly an office building known as “Lipstick Building”, and the debt related to this asset. The transaction included the acquisition of (i) put rights effective July 2011 over 50% of the interest purchased for a price equal to the amount invested plus interest at a rate of 4.5% per annum and (ii) a right of first offering for the acquisition of 60% of the 5% equity interest. The price paid for the transaction was USD 22.6 million.

During fiscal year 2011, as a result of negotiations successfully undertaken, an agreement was reached to restructure Metropolitan’s debt as follows:

• (i) the mortgage debt was reduced from USD 210.0 million to USD 130.0 million at a Libor rate + 400 basis points, subject to a cap of 6.25% and a 7-year maturity term;
• (ii) the junior debt, amounting to USD 45.0 million (excluding accrued interest) was repaid with the payment of USD 2.25 million; and
• (iii) the existing ground leases will be maintained under the same terms and conditions as they were granted, in principle for a remaining period of 66 years.

This restructuring took place on December 30, 2010. On such date, a principal payment of USD 15.0 million (previously contributed by IRSA) was made under the new restructured mortgage debt, reducing it from USD 130.0 million to USD 115.0 million.

Following such closing, IRSA indirectly holds 49% of New Lipstick LLC, a holding company that is owner of Metropolitan, and under the scope of these agreements, it cancelled the put option for 50% of the equity interest initially acquired.

The Lipstick Building is a landmark building in the City of New York, located on Third Avenue and 53rd Street in Midtown-Manhattan, New York. It was designed by architects John Burgee and Philip Johnson (Glass House and Seagram Buildings among other remarkable works) and its name is due to its original elliptic form and the reddish color of its façade. Its gross leaseable area is around 57,500 sqm distributed in 34 stories.

As of June 30, 2012, this building had an occupancy rate over 86% generating average revenues above USD 63.0 per sqm per month.

In the last year 5 new lease agreements were executed in respect of an area equal to 1547 sqm, generating average monthly revenues of USD 74.5/sqm. In addition, 3 agreements were renewed in respect of an area of 808 sqm with average monthly revenues of USD 69.5/sqm. While the building net absorption rate was somewhat negative (-2.57%), the average rental amount compared to the previous year rose by 5% (from USD 60/sqm to USD 63/sqm).

In respect of the “turn key” offices constructed on floor 26, 3 of them were occupied, and the last one is available for lease. Going ahead with the turn key office development program, designs are in progress to build more spaces on floors 17, 19, 27 and 31, which were also entrusted to the architecture firm Gensler. In addition, in July remodeling of the exterior of the Lobby was completed and a photo exhibition about the life of Philip Johnson was inaugurated and curated by Hillary Lewis; both works were entrusted to the renowned firm Moed de Armas & Shannon.

Building located at 183 Madison Avenue, New York, NY

In December 2010, IRSA, through Rigby 183 LLC (“Rigby 183”), in which it indirectly holds a 49% stake through IMadison LLC (“IMadison”), jointly with other partners, acquired a building located at 183 Madison Avenue, Midtown South, Manhattan, New York. This area involves famous and prominent buildings such as, the Empire State Building, the Macy’s Herald Square, and the Madison Square Garden and it also has one of the largest office and store markets, excellent means of transport, restaurants, stores and entertainment options.

The purchased property consists of a pre-war building built in 1925 designed by the architecture firm Warren & Wetmore (the same that designed the Grand Central Terminal of New York). It has 19 office stories for rent and a store on its Ground Floor. The net leaseable area is approximately 23,200 sqm, 3,523 sqm of which correspond to retail stores and 19,677 sqm are offices.

The total purchase price was USD 98 million (USD 4,224 per leaseable sqm) composed of USD 48 million of principal (IMadison contributed USD 23.5 million), USD 40 million under a loan granted by M&T Bank at a rate of 5.01% per annum due in 5 years and a loan for USD 10 million to carry out the capex and prebuilds program.

As of June 30, 2012, the building’s occupancy rate was 93% with new agreements executed in respect of an area equal to approximately 9,300 sqm from August to year end with an average monthly rent of USD 45/sqm, resulting in a 11.5% increase in the total average rent for the whole building (from USD 35/sqm to USD 39/sqm). In this period remodeling works were performed and completed in all common areas of the building and "turn key" offices were built on several floors, with an investment over USD 10 MM. Furthermore, in September 2011 the building was declared "New York City Landmark" and its lobby was declared "New York City Interior Landmark".

Investment in Hersha Hospitality Trust

On August 4, 2009, through Real Estate Investment Group L.P. (“REIG”), a company indirectly controlled and managed by our Company, together with other minority investors, we acquired 5.7 million common shares of Hersha, a leading company in the hotels segment in the United States, for a total purchase price of USD 14.3 million. Accessorily to the initial acquisition of our equity interest in Hersha, we received an option to buy up to 5.7 million additional common shares in Hersha at a price of USD 3.00 per share exercisable at any time prior to July 31, 2014 subject to certain conditions.

In January 2010, we acquired 4.8 million additional shares for a total price of USD 14.4 million, increasing our stake in Hersha to 10.3%. In turn, on March 24, 2010, Hersha resolved upon a capital increase whereby it issued 27,600,000 Class A common shares. In connection with this increase we exercised our preemptive subscription rights granted under the initial transaction and acquired 3,864,000 additional Class A common shares for a price per share of USD 4.25, for a total amount of USD 16.4 million. In October 2010, under the scope of the new issue of capital, we acquired 2,952,625 Class A common shares, at a price per share of USD 5.8 for a total amount of USD 17.1 million. Then, during this fiscal period, we sold a total of 2,542,379 Class A common shares for a total amount of USD 16.1 million.

On February 10, 2012, Hersha gave notice to REIG of exercise of its call option for 5,700,000 shares in Hersha granted in August 2009 under the agreements executed in due course. Therefore, Hersha issued 2,521,561 shares and REIG was not required to pay any price. The price of the shares is USD 13.6 million. In addition, pursuant to the investment agreements, the company has a representative in Hersha’s Board of Trustees, which is currently composed of nine members.

As of June 30, 2012, the Company’s direct and indirect interest in Hersha accounts for 9.13%.

Hersha is a REIT traded in the New York Stock Exchange, under the "HT" ticker. Hersha’s investments are mainly in institutional hotels located in business hubs, urban and retail centers and secondary tourist destinations and markets mainly along the US Northeast as well as in some select niches in the US West coast. Hersha chooses its acquisitions in locations that it perceives as booming markets and relies on intensive management to create and enhance long-term value added.

As of June 30, 2012, Hersha’s portfolio of hotels comprises majority stakes in 56 hotels and ownership interests in 8 hotels through joint ventures. These hotels are all within the "select service" and "upscale hotels" categories. In the aggregate, Hersha’s 64 hotels represent over 9,221 rooms and are mainly located in Arizona, California, North Carolina, Connecticut, Delaware, Maryland, Massachusetts, New Jersey, New York, Pennsylvania, Rhode Island and Virginia. The properties are operated under highly prestigious, leading franchises (such as Marriott ®, Courtyard by Marriott ®, Residence Inn ®, Fairfield Inn ®, Springhill Suites ®, TownePlace Suites ®, Hilton ®, Hilton Garden Inn ®, Hampton Inn ®, Homewood Suites ®, Hyatt Summerfield Suites ®, Holiday Inn ®, Holiday Inn Express ®, Comfort Inn ®, Mainstay Suites ®, Sleep Inn ®, Sheraton Hotel ®, and Hawthorn Suites ®)). Hersha also operates some of its hotels through independent boutique hotel chains.

Investment in Supertel Hospitality Inc.

In March 2012, IRSA, through its subsidiary Real Estate Strategies, L.P., in which it holds a 66.8% interest, consummated the transaction for the acquisition of 3,000,000 Series C convertible preferred shares issued by Supertel Hospitality Inc. (SHI) in an aggregate amount of USD 30,000,000.  Such preferred shares will bear an annual 6.25% preferred dividend and will carry the same voting rights as common shares.

In addition and subject to certain restrictions, they will be convertible into common shares at the rate of ten shares for each preferred share for a term of 5 years.

Furthermore, pursuant to the Agreement, the Investment Company has received warrants to acquire 30 million additional common shares. Subject to certain restrictions, the warrants may be exercised at any time during the 5-year period from closing of the transaction (such exercise being mandatory under certain conditions following 3 years from such closing) at a price of USD 1.20 per share.

Pursuant to the investment agreements, RES is entitled to appoint up to 4 directors out of a total number of 9 directors and to exercise preemptive rights over future issues of shares. As of the date hereof, RES has appointed the 4 directors and holds voting rights in respect of a 34% interest in SHI. Likewise, exercise of the rights of conversion into common shares under both the preferred shares and warrants is limited to the same percentage.

Supertel is a REIT listed in Nasdaq with the symbol “SPPR” and is focused on middle-class and long-stay hotels in 23 states in the United States of America, which are operated by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

Competition

Offices and other non-shopping center rental properties

Substantially all of our office and other non-shopping center rentals are located in developed urban areas. There is a great number of office buildings, shopping malls, retail and residential premises in the areas where our properties are located. This is a highly fragmented market, and the abundance of comparable properties in our vicinity may adversely affect our ability to rent or sell office space and other real estate as well as the sale and rental price of the properties.

In the future, both national and foreign companies may participate in Argentina’s real estate development market, competing with us for business opportunities. Moreover, in the future we may participate in the development of real estate in foreign markets, potentially encountering well established competitors.

Shopping centers

Because most of our shopping centers are located in highly populated areas, there are competing shopping centers within, or in close proximity to, our targeted areas. The number of shopping centers in a particular area could have a material effect on our ability to lease space in our shopping centers and on the amount of rent that we are able to charge. We believe that due to the limited availability of large plots of land and zoning restrictions in the City of Buenos Aires, it will be difficult for other companies to compete with us in areas through the development of new shopping center properties. Our principal competitor is Cencosud S.A. which owns and operates Unicenter shopping center and the Jumbo hypermarket chain, among others.

The following chart shows certain information relating to the most important owners and operators of shopping centers in Argentina:

Company	Shopping Center	Location(1)	Gross Leaseable Area	Shops	National gross leaseable area(2)	Shops(2)
			(sqm)		(%)	(%)
APSA
	Abasto de Buenos Aires	CABA	41,464	174	2.41%	2.84%
	Alto Palermo Shopping	CABA	18,617	143	1.08%	2.34%
	Buenos Aires Design(3)	CABA	13,777	62	0.80%	1.01%
	Dot Baires Shopping	CABA	49,527	152	2.88%	2.48%
	Paseo Alcorta(4)	CABA	52,736	111	3.07%	1.81%
	Patio Bullrich	CABA	11,742	83	0.68%	1.36%
	Córdoba Shopping(4)	Córdoba	22,175	107	1.29%	1.75%
	Alto Avellaneda(4)	GBA	67,914	140	3.95%	2.29%
	Soleil	GBA	24,512	69	1.43%	1.13%
	Mendoza Plaza Shopping(4)	Mendoza	40,673	148	2.37%	2.42%
	Alto Rosario (4)	Rosario	40,906	146	2.38%	2.39%
	Alto Noa(4)	Salta	19,001	92	1.11%	1.50%
	La Ribera Shopping	Santa Fe	7,719	49	0.45%	0.80%
	Subtotal		410,763	1,476	23.90%	24.12%
Cencosud S.A.
	Portal de Palermo(4)	CABA	32,252	36	1.88%	0.59%
	Portal de Madryn	Chubut	4,100	26	0.24%	0.43%
	Factory Parque Brown(4)	GBA	31,468	91	1.83%	1.49%
	Factory Quilmes(4)	GBA	43,405	47	2.53%	0.77%
	Factory San Martín(4)	GBA	35,672	31	2.08%	0.51%
	Las Palmas del Pilar Shopping(4)	GBA	50,906	131	2.96%	2.14%
	Plaza Oeste Shopping(4)	GBA	41,120	146	2.39%	2.39%
	Portal Canning(4)	GBA	15,114	21	0.88%	0.34%
	Portal de Escobar(4)	GBA	31,995	31	1.86%	0.51%
	Portal Lomas(4)	GBA	32,883	50	1.91%	0.82%
	Unicenter Shopping(4)	GBA	94,279	287	5.49%	4.69%
	Portal de los Andes (4)	Mendoza	33,154	45	1.93%	0.74%
	Portal de la Patagonia(4)	Neuquén	38,468	94	2.24%	1.54%
	Portal de Rosario(4)	Rosario	66,361	182	3.86%	2.98%
	Portal de Tucumán(4)	Tucumán	21,301	94	1.24%	1.54%
	Portal de Trelew (4)	Chubut	21,812	69	1.27%	1.13%
	Subtotal		594,290	1,381	34.59%	22.61%
Other Operators			712,895	3,260	41.51%	53.29%
Total			1,717,948	6,117	100%	100%

(1)	“GBA” means Greater Buenos Aires, the Buenos Aires metropolitan area, and “CABA” means the Autonomous City of Buenos Aires.
(2)	Percentage over total shopping centers in Argentina. Figures may not sum due to rounding.
(3)	The effective interest held by Alto Palermo S.A., the company that operates the concession of this building, is 53.684% in ERSA.
(4)	Includes total leaseable area occupied by supermarkets and hypermarkets.

Source: Argentine Chamber of Shopping Centers.

Indebtedness
The following table shows our indebtedness as of June 30, 2012:

Schedule of Maturities or Amortization
	Currency	Less than 1 year (1)	More than 1 year and up to 2 years	More than 2 years and up to 3 years	More than 3 years and up to 4 years	More than 4 years	Total (2)	Annual Average Interest Rate
	(in million Pesos, constant currency as of June 30, 2012) (3)
Bank and Other debt
Bank loans (4)	ARS	269.0	-	-	-	-	269.0
Bank loans (4)	USD	211.0	9.9	5.3	44.0	-	270.2
Bank loans (3) (4)	BRL	71.9	23.6	6.0	-	-	101.5
Secured bank loans (3)	USD	2.8	-	-	-	-	2.8
Secured bank loans (3)	BRL	24.5	29.0	23.4	32.9	-	109.8
Cresud’s Series IV Notes (3) (5)	USD	18.6	-	-	-	-	18.6	7.75
Cresud’s Series V Notes (5)	ARS	69.6	-	-	-	-	69.6	variable (Badlar + 375 bps)
Cresud’s Series VI Notes (3) (5)	USD	107.5	-	-	-	-	107.5	7.50
Cresud’s Series VII Notes (3) (5)	USD	9.3	-	-	-	-	9.3	variable (4.00% + upside soybean)
Cresud’s Series VIII Notes (3) (5)	USD	6.4	269.9	-	-	-	276.3	7,50
Cresud’s Series IX Notes (5)	ARS	50.3	100.5	-	-	-	150.8	variable (Badlar + 300 bps)
Cresud’s Series X Notes (3) (5)	USD	0.3	138.4	-	-	-	138.7	7.75
Cresud’s Series XI Notes (3) (5)	USD	0.2	19.6	39.3	-	-	59.1	variable (Badlar + 375 bps)
APSA’s Series I Notes (3) (5) (6)	USD	4.6	(0.5)	(0.9)	(9.2)	482.4	476.4	8.00
IRSA’s Series I Notes (3) (5) (7)	USD	23.2	(0.7)	(0.7)	(11.3)	678.0	688.5	8.80
IRSA’s Series II Notes (3) (5)	USD	34.0	(0.9)	(0.9)	(0.9)	663.8	695.1	11.50
IRSA’s Series III Notes (5)	ARS	102.9	(0.6)	(0.6)	(0.6)	52.8	153.9	Badlar+249 bps
IRSA’s Series IV Notes (3) (5)	USD	38.3	(2.0)	(2.0)	(2.0)	120.6	152.9	7.45
Seller financing (3)	USD	17.7	1.5	-	-	-	19.2

Secured seller financing (3)	USD	32.1	21.5	4.1	4.1	50.5	112.3
Unsecured debt for purchase of establishments (8)	USD	18.7	-	-	-	-	18.7
Secured debt for purchase of establishments (3) (8)	BRL	91.5	-	-	-	-	91.5
Financial leases (3)	USD	1.1	0.1	0.2	0.1	0.1	1.6
Total bank and other debt		1,205.5	609.3	73.2	57.1	2,048.2	3,993.3

(1) Includes accrued interest.
(2) Figures may not sum due to rounding.
(3) Exchange rate as of June 30, 2012 USD 1.00 = ARS 4.527 and BRL = ARS 2.239
(4) Includes bank overdrafts.
(5) Includes issuance expenses (under Argentine GAAP, expenses incurred in connection with the issuance of debt are classified as short or long term debt, as applicable).
(6) Includes (9.2) of higher values.
(7) Includes (10.6) of higher values.
(8) Included under Trade account payables in the consolidated balance sheet.

Cresud’s Series III and Series IV Notes

Under its USD 50,000,000 Global Note Program, on July 21, 2010, Cresud issued two series of Notes for an aggregate amount of ARS 105.8 million:

Series III, for a principal amount of ARS 35.6 million, maturing 21 months after their issue date, accruing interest at a variable interest rate (BADLAR Private + 400 bps), and repayable in three installments due on October 17, 2011, January 16, 2012, and April 23, 2012. At the closing of fiscal year 2012, this series had been fully repaid.

Series IV, for a USD amount equivalent to ARS  70.2 million, maturing 24 months after their issue date, accruing interest at a 7.75% interest rate per annum, and repayable in 4 equal installments due on October 17, 2011, January 16, 2012, April 16, 2012 and July 23, 2012. As of the date of release of these financial statements, this series had been fully repaid.

Cresud’s Series V, Series VI and Series VII Notes

As a result of the increase approved on February 18, 2011, the maximum principal amount of the Global Note Program rose to USD 150,000,000.

On March 10, 2011, Cresud issued three series of Notes for a total amount of ARS 255.7 million:

Series V Notes, for a principal amount of ARS 106.9 million, maturing 21 months after their issue date, and accruing interest at a variable rate (Badlar plus 375 basis points). Interest is payable every three months in arrears, and the principal amount is repayable in three consecutive payments due within 15, 18 and 21 months after their issue date.

Series VI Notes, for a principal amount of USD 34.8 million, maturing 24 months after their issue date, and repayable in pesos at the exchange rate prevailing on each payment date. The notes accrue interest at a fixed rate of 7.50% per annum, payable every three months in arrears, and the principal amount is repayable in four equal consecutive installments due within 15, 18, 21 and 24 months from their issue date.

Series VII Notes, for a principal amount of USD 2.1 million, maturing 24 months after their issue date, and repayable in pesos at the exchange rate prevailing on each payment date. The notes accrue interest at a fixed minimum nominal rate of 4% per annum plus a Bonus Factor (40% of the appreciation of soybean over the period), if applicable, payable every three months in arrears. The principal amount falls due on the maturity date.

Cresud’s Series VIII Notes
On August 29, 2011, the Board of Directors approved the Pricing Supplement relating to the issuance of the Fourth Tranche of Series VIII Notes under the Company’s USD 150 million Program resolved upon by the Shareholders’ Meeting.

Subsequently, between August 30 and September 2, 2011, the Fourth Tranche of simple (non-convertible) Notes was subscribed. These notes were issued on September 7, 2011, as of which date all the proceeds had been collected.

Series VIII Notes, for a principal amount of USD 60 million, are denominated in U.S. dollars and are repayable within 36 months from their issue date. Repayment of 100% of the principal amount falls due upon maturity. These notes accrue interest at a fixed rate of 7.5%, payable semi-annually on September 7 and March 7 of each year.

Cresud’s Series IX, X and XI Notes
Under its USD 300,000,000 Global Note Program, on June 21, 2012, Cresud issued three series of Notes for a total principal amount of ARS 383.1 million:

Series IX Notes, for a principal amount of ARS 161.0 million, maturing 18 months after their issue date, accruing interest at a variable rate (Badlar Private + 300 bps), and repayable in three consecutive payments due within 12, 15 and 18 months after their issue date.

Series X Notes, for a U.S. dollar equivalent to ARS 141.6 million, maturing 24 months after their issue date, accruing interest at a rate of 7.75% per annum, and repayable in four equal consecutive installments due within 15, 18, 21 and 24 months after their issue date.

Series XI Notes, for a principal amount of ARS 80.5 million, maturing 36 months after their issue date, accruing interest at a variable rate (Badlar Private + 375 bps), and repayable in three consecutive payments due within 24, 30 and 36 months after their issue date.

The three series were issued under the in-kind subscription method, using the interest coupon of Series IV, Series V and Series VI Notes that fell due immediately thereafter.

Banco Ciudad Financial Loan
On January 10, 2012, the Company entered into a USD 20 million loan agreement with Banco Ciudad, which provides for several drawdowns.

The proceeds will be applied to implement an investment project consisting in the conversion of 15,934 hectares currently used for cattle breeding, located in “Los Pozos” farm, to be used for agriculture.

The principal amount accrues compensatory interest at the higher of the following rates: an annual nominal rate equivalent to 180-day LIBOR plus a margin of 300 basis points or a 6% annual nominal rate. Interest is payable semi-annually, and the principal amount is repayable on an annual basis beginning on the date that is the second anniversary of the first drawdown.

On January 18, 2012 the first drawdown was made for a total amount of USD 8.2 million. On May 3, 2012 a second drawdown was made for a total amount of USD 3.2 million.

IRSA’s 8.5% Series I Notes due 2017
On February 2, 2007, IRSA issued 2017 fixed-rate notes for a total amount of USD 150.0 million, which accrue interest at an annual interest rate of 8.5% payable semi-annually and which mature in a single installment on February 2, 2017.

These notes also contain a covenant limiting IRSA’s ability to pay dividends which may not exceed the sum of:

•   50% of the cumulative consolidated net income; or

•   75% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 3.0 to 1; or

•   100% of the cumulative consolidated net income if the consolidated interest coverage ratio for the most recent four consecutive fiscal quarters is at least 4.0 to 1; plus

• 100% of the aggregate net cash proceeds (with certain exceptions) and the fair market value of property other than cash received by the Company or by its restricted subsidiaries from (a) any contribution to the Company’s capital stock or the capital stock of its restricted subsidiaries or issuance and sale of the Company’s qualified capital stock or the qualified capital stock of its restricted subsidiaries subsequent to the issue of the Company’s notes due 2017, or (b) issuance and sale subsequent to the issuance of the Company’s notes due 2017 or its indebtedness or the indebtedness of its restricted subsidiaries that has been converted into or exchanged for qualified capital stock of the Company, (c) any kind of reduction in the Company’s indebtedness or the indebtedness of any of its restricted subsidiaries; or (d) any kind of reduction in investments in debt certificates (other than permitted investments) and in the return on assets; or (e) any distribution received from an unrestricted subsidiary.

IRSA’s 11.5% Series II Notes due 2020
On July 20, 2010, IRSA issued fixed-rate notes due in 2020 for a total amount of USD 150.0 million, which accrue interest at an annual interest rate of 11.5% payable semi-annually and which mature in a single installment on July 20, 2020.

This Series of Notes is subject to the same covenants as those described for IRSA’s Series I Notes due 2017.

IRSA’s New Global Note Program and Issuance of Series III and Series IV Notes

Under its USD 300,000,000 Global Note Program approved by its Shareholders’ Meeting dated October 31, 2011, on February 10, 2012, IRSA placed by means of a public offering Notes for an aggregate amount of ARS 300 million, issued in two series: Series III and IV.

Series III Notes, for a principal amount of ARS 153.2 million, accrue interest at BADLAR rate plus 249 basis points, and mature 18 months after their issue date. They are repayable in three consecutive payments due within 12, 15 and 18 months after their issue date.

Series IV Notes, for a principal amount of USD 33.8 million (equivalent to ARS 146.9 million), accrue interest at a fixed rate of 7.45%, are subscribed and repayable in Pesos at the applicable exchange rate, and mature 24 months after the issue date. They are repayable in 4 equal consecutive payments due within 15, 18, 21 and 24 months after their issue date.

Alto Palermo 10% Convertible Notes due 2014

On July 19, 2002, Alto Palermo issued USD 50.0 million in unsecured Convertible Notes in exchange for cash and the settlement of certain liabilities owed to its shareholders. The proceeds received by Alto Palermo were used to repay short term bank loans for ARS 27.3 million and to redeem secured notes issued by Alto Palermo for ARS 52.8 million. The convertible notes accrue interest (payable semi-annually) at a 10.0% fixed interest rate per annum and are convertible at any time at the holder’s option into shares of common stock of ARS 0.10 par value each. The conversion rate per U.S. dollar is the lower between (i) ARS 3.08642 and (ii) the result from dividing the exchange rate prevailing on the conversion date by Alto Palermo’s common shares’ par value. The convertible notes’ original maturity date was July 19, 2006, but the noteholders’ meeting held on May 2, 2006 extended the initial maturity date to July 19, 2014. The rest of the terms and conditions remained unaltered. During fiscal years 2012, 2011, 2007, 2006, 2005, 2004 and 2003, holders of USD 18.3 million convertible notes of Alto Palermo exercised their conversion rights. Consequently, Alto Palermo issued 277,777; 477,544,197; 101,582; 52,741,373; 22,852,514; and 4,829,745 common shares, respectively. If all the holders of Convertible Notes exercised their conversion rights, Alto Palermo’s total amount of outstanding shares would increase from 1,259.9 million to 2,239.7 million.

As of June 30, 2012, our subsidiary IRSA held USD 31.7 million of Alto Palermo’s convertible notes.

APSA has expressed its intention to repurchase such Convertible Notes for an amount of USD 36.1 million, as approved by its Shareholders’ Meeting held on May 26, 2011. On May 26, 2011, IRSA’s Shareholders’ Meeting approved, contingent upon the consummation of the Global Offer of New Shares of APSA resolved upon at the Ordinary and Extraordinary Shareholders’ Meeting dated May 26, 2011 and the Board Meeting dated June 24, 2011 of such company, the sale of the referred Convertible Notes. The price offered for the repurchase of the Convertible Notes was approved by IRSA’s Shareholders’ Meeting dated May 26, 2011. APSA’s Audit Committee determined that the terms of its proposed repurchase of Convertible Notes are reasonable, and it obtained favorable opinions by third parties in connection with the offered repurchase price. As of the closing of these financial statements, this transaction had not been consummated yet.

Alto Palermo’s Series I and Series II Notes
On May 11, 2007, Alto Palermo issued two new series of notes under its global program. Series I consists of notes for a principal amount of USD 120 million, which accrue interest at a fixed rate of 7.875% per annum, payable semi-annually, and with maturity on May 11, 2017. Series II consists of notes for a principal amount of ARS 154 million (equivalent to USD 50 million), which accrue interest at 11% per annum, payable semi-annually, and repayable in seven semi-annual installments commencing on June 11, 2009. As of the closing of this fiscal year, Series II had been fully repaid.

Acquisition of Alto Palermo’s Series I Notes
During fiscal year 2009, we purchased USD 39.6 million in principal amount of Alto Palermo’s Series I Notes, for a total amount of USD 19.3 million.

In turn, in the course of fiscal 2009, our subsidiary Alto Palermo repurchased USD 5.0 million  in principal amount of its Series I notes. The weighted average price paid was USD 0.3978 for a total of USD 1.9 million.

In fiscal year 2011, we sold USD 39.6 million in principal amount of such notes for an average price of USD 0.9605, totaling USD 38.08 million. In addition, APSA has repurchased USD 5.0 million in principal amount of its Series I notes. The weighted average price paid was USD 1.0201 for a total amount of USD 5.1 million.

Therefore, as of June 30, 2012, our consolidated holdings of Alto Palermo’s Series I notes amounted to USD 10.0 million1 in principal amount.

Acquisition of Alto Palermo’s Series II
During fiscal year 2009, we bought USD 15.1 million in principal amount of Alto Palermo’s Series II Notes, for a total of USD 8.2 million, representing a weighted average price of USD 0.5513. In turn, in the course of fiscal 2009, our subsidiary Alto Palermo purchased USD 3.0 million in principal amount of its Series II notes, for a total of USD 2.3 million, representing a weighted average price of USD 0.75.

Alto Palermo’s Series II notes matured during this fiscal year.

Debt restructuring for the Acquisition of Edificio República
On April 28, 2008 our subsidiary IRSA executed a loan agreement secured by a mortgage with Banco Macro S.A. pursuant to which Banco Macro S.A. lent it USD 33.6 million which it applied to the repayment of the debt balance owed to Fideicomiso República, which had been incurred with respect to the acquisition of Edificio República. The principal shall be repaid in five annual, equal and consecutive installments maturing on April 28 each year and accruing interest at an annual nominal rate of 12% payable semi-annually on April and October 28, each year. Banco Macro’s loan is secured by a mortgage on the property known as “Edificio República”. In May 2012, IRSA partially prepaid the fifth installment under this loan; therefore, the outstanding principal balance is approximately USD 200,000.

1 All of which is held by APSA.

Hoteles Argentinos’ Loan
On March 15, 2010 we entered into a loan agreement with Standard Bank Argentina S.A., whereby it lent to Hoteles Argentinos the sum of ARS 19.0 million, which were used to repay the loan with Credit Suisse First Boston International. In addition, on March 15, 2010, the mortgage and swap agreement entered into with Credit Suisse First Boston International were cancelled. The new loan with Standard Bank Argentina S.A. was repayable in a single payment that fell due on the first anniversary of the agreement’s execution date, and accrued interest at a fixed rate of 16.25% payable every three months in arrears. On March 15, 2011, this loan was replaced with three loans granted by Standard Bank Argentina S.A.: a peso loan for ARS 15.8 million, due on March 14, 2012, accruing interest at a rate of 16.75%, and two dollar facilities of USD 0.4 million each, the first of which matured on September 12, 2012 and accrued interest at a rate of 3.70%, and the second one fell due on March 14, 2012 and accrued interest at a rate of 3.90%. These loans were repaid using short-term facilities.

Off balance sheet arrangements
At present we have no off-balance sheet arrangements or significant transactions with unconsolidated entities that are not reflected in our consolidated financial statements. All our interests and/or relationships with our subsidiaries or companies under common control are recorded in our consolidated financial statements.

Subsequent Events
These events occurred after June 30, 2012, the fiscal year’s closing date:

Purchase of IRSA’s Shares
During the month of July 2012, the Company purchased 175,000 American Depositary Receipts (“ADRs”) of IRSA, for a total price of USD 1.2 million. In this way, its equity interest increased to 64.50%.

Banco de la Pampa Financial Loan
On August 3, 2012 the Company took a loan from Banco de la Pampa for ARS 20 million.

The loan proceeds must be exclusively invested in Cresud’s controlled company EAASA in order to maintain in effect the Company’s investment project in Carnes Pampeanas meat packing plant.

The principal amount accrues compensatory interest at an annual nominal rate equivalent to the simple arithmetic average of the Encuesta interest rate for 30 to 59 day term deposits as published from the 24th day or the immediately preceding business day of the calendar month prior to that for which interest is applicable until and including the 25th day or the immediately subsequent day of the second calendar month prior to that for which such rate is applicable, plus a spread of 6 percentage points. The Government of the Province of La Pampa will waive the collection of interest for an amount of up to 8 percentage points. Cresud shall in no case pay interest at annual nominal rate that is lower than 10.5% or higher than 14.5%. Interest is payable semi-annually and no grace period is granted. Therefore, the first interest payment falls due on February 3, 2013. The principal amount is repayable in 6 equal, consecutive, semi-annual installments and a grace period of 30 months is granted. Consequently, the first principal payment falls due on February 3, 2015. The loan term is 60 months counted as from the drawdown date.

Fifth Issue of Notes. Series X Tranche II.
On September 7, 2012, under our USD 300 million Global Note Program we started the disclosure period in respect of the second tranche of 7.75% Fixed Rate Series X Notes due on June 23, 2014.  On September 13 and 14 the Public Auction will be carried out, where the issue price will be tendered, and on September 19 the notes will be issued and settled. The transaction amount announced is a principal of USD 10 million, which may be increased to USD 30 million based on the market demand, payable in pesos at the Applicable Rate of Exchange, as defined in the relevant Pricing Supplement. Interest is payable on a quarterly basis and the principal amount is repayable within 18, 21 and 24 months counted as from June 21, 2012, coinciding with the dates of Series X Notes.

It should be noted that the Series X Notes issued under the new Tranche 2 will be fully interchangeable with the Series X Notes issued on June 21, 2012, accruing interest at a fixed rate of 7.75%.

Sale of Units in Edificio Rulero – Libertador 498
On August 31, 2012, IRSA executed the deed of conveyance for the sale of functional unit No. 358 on the 9th floor, and functional units (parking spaces) 238, 242, 249, 251, 254, 257 in the second basement, and 045, 039, 107 and 117 in the third basement, of the building located at Av. Libertador 498. The transaction price was ARS 15 million, collected on August 8, 2012, the date of execution of the preliminary sales agreement.

Increase in interest in Madison Ave. Building
On August 31, 2012, IRSA International LLC promised to purchase Rigby Madison LLC’s entire interest in the company Rigby 183 LLC, equivalent to 33.36%. This transfer includes all rights, title and interest held by such company. The agreed price is USD 32.5 million, payable as follows:

(i)	USD 5.0 million will be deposited in an escrow account within two business days following the execution of the deed of covenant; and

(ii)	the balance will be transferred upon execution of the final agreement, scheduled for October 23, 2012.

Sale of Shares in Hersha
On September 4, 2012, the Company, directly and through its subsidiaries, sold 2,000,000 common shares in Hersha for USD 9.7 million.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Consolidated Operating Results

The following management’s discussion and analysis of our results of operations should be read together with our consolidated financial statements and related notes. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. These forward-looking statements include such words as “expect”, “anticipate”, “intend”, “believe” and similar language. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including without limitation those set forth elsewhere in the Annual Report and Financial Statements.

For purposes of the following discussion and analysis, unless otherwise specified, references to fiscal years 2012 and 2011 relate to the fiscal years ended June 30, 2012 and 2011, respectively.

We maintain our accounting books and records in Pesos. Except as set forth in the following paragraph, we prepare our consolidated financial statements in conformity with Argentine GAAP and the regulations of the Comisión Nacional de Valores.

In order to comply with Comisión Nacional de Valores regulations, we discontinued inflation accounting as of March 1, 2003, and we recognize deferred income tax assets and liabilities on a non-discounted basis. These accounting practices represent departures from Argentine GAAP. However, we believe that such departures have not had a material effect on our financial statements.

Factors affecting Comparability

Purchase and Sale of Farms

Our strategy includes the identification, acquisition, exploitation and selective disposition of rural properties that have attractive prospects for long-term value appreciation. As part of this strategy, from time to time we purchase and sell farms. The acquisition or disposition of farms in any given period may make the production results of that period difficult to compare to those of other periods.

Seasonality

As is the case with any company in the agro-industrial sector, our business activities are inherently seasonal. Harvest and sales of grains (corn, soybean and sunflower) in general take place from February to June. Wheat is harvested from December to January. With respect to our international market, in Bolivia climate conditions allow a double season of soybean, corn and sorghum production and, accordingly, these crops are harvested in April and October, while wheat and sunflower are harvested during August and September, respectively. Other segments of our activities, such as our sales of cattle and milk and our forestry activities, tend to be more of a successive character than of a seasonal character. However, the production of beef and milk is generally higher during the second quarter, when pasture conditions are more favorable. In consequence, there may be significant variations in results from one quarter to the other.

Revenue Recognition

We derive our revenues primarily from:

(i) the production and sale of crops, beef cattle and milk,

(ii) cattle feedlot operations,

(iii) leasing of our farms from third parties; and

(iv) commodity brokerage activities.

(v) Through the consolidation of our financial statements with IRSA's, we record revenue from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer finance transactions, and hotel operations.

This section reflects our policies for revenue recognition as well as those of our controlled and under common control subsidiaries.

Agriculture and cattle raising business

Production

We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Sales

We recognize revenue on sales of crops, beef cattle and milk when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured.

From time to time we sell properties which we consider not essential to our core operations in order to profit from real estate appreciation opportunities. We record farmland sales under the applicable accounting standards and do not recognize such sales until:

(i) the sale is consummated (a sale is not considered consummated until:

(a) the parties are bound by the terms of a contract,

(b) all contract terms and conditions have been considered,

(c) any financing for which the seller is responsible has been arranged, and

(d) all conditions precedent to closing have been performed);

(ii) we determine that the buyer’s initial and continuing investments in the property being sold are adequate to demonstrate its commitment to pay for the property (the adequacy is measured by its financial capacity and size compared with the sale value of the property);

(iii) the corresponding receivable is not subject to future subordination (our receivable will not be placed in or occupy a lower rank, class or position with respect to other obligations of the buyer) and

(iv) we have transferred to the buyer the usual risks and rewards of ownership and have no continuing substantial involvement in the property.

Real estate business

We record revenue from the rental and operation of services at offices and shopping centers in Argentina, the development and sale of properties, consumer finance transactions, and hotel operations. This section reflects our policies for revenue recognition as well as those of our controlled and under common control subsidiaries.

Sales and developments

We record revenue from the sale of property when all of the following criteria are met:

(a) the sale has been carried out (a sale is not deemed to be carried out until

(i) the parties are bound by the terms of a contract,

(ii) all considerations have been exchanged,

(iii) any permanent financing under the seller's responsibility has been agreed, and

(iv) all conditions precedent have been complied with);

(b) we determine that the initial and continuing investment of the purchaser is appropriate to evidence a commitment to pay for the property (the appropriateness of the purchaser's initial investment is measured by (i) its composition and (ii) its size compared to the sales price of the property);

(c) our receivable is not subject to any future condition (our receivable will not be placed or occupy any rank, category or position lower than the other obligations of the purchaser); and

(d) we have transferred to the purchaser all the risks and benefits of ownership, and do not have a continuing participation in the property.

Generally, we enter into sale agreements with the purchasers of units for residential development before construction commences. According to this practice, we commence our marketing and sales efforts in accordance with the architectural designs already agreed and the model units. As a general rule, the purchasers pay a unit reservation fee and subsequently enter into sale agreements at a fixed price. The balance of the purchase price is payable upon delivery of the fully constructed unit.

The construction of these properties for residential development is carried out based on "turnkey" contracts with leading construction companies in Argentina and South America, which undertake to complete construction within a given period and budget, subject to routine exceptions.

We apply the percentage of completion method in respect of the sales of property developments under construction under fixed price contracts. Pursuant to this method, revenue is recognized based on the relationship between costs incurred and total estimated costs applied to the total price of the contract. We do not recognize revenue and costs until a decision is made to continue with the project and construction begins.

The percentage of completion accounting method requires management to prepare a cost budget (e.g. estimated completion costs) in relation to the sales of properties and/or units. Any changes to estimated completion costs are incorporated to the review of estimates during the contract term.

According to this accounting method, revenue from completed work may be recognized in the income statement for the period prior to that in which the actual cash proceeds from the sale are received. In this situation, a deferred asset is recorded. Alternatively, and as the most usual practice, whenever the purchasers of a property and/or unit make an initial payment in advance and pay monthly installments in cash before the commencement of construction, a liability is recorded as an advance from customers in the financial statements.

Rentals and services at office buildings and others

 Rentals from lessees are accounted for as operating leases. Lessees pay a basic monthly rental. Revenue from rentals is recognized based on the straight-line method during the term of the lease.

Rentals and services at shopping centers

Rentals from lessees are accounted for as operating income. Generally, lessees pay a rental consisting in the higher value between

(i) a basic monthly rental (the "Basic Rental"), and

(ii) a specific percentage of monthly gross retail sales of the lessee (the "Percentage Rental") (which generally ranges from 4% to 10% of gross sales of the lessee).

In addition, pursuant to the rental indexation clause in most leases, the lessee's Basic Rental is generally increased between 7% and 12% per year during the term of the lease. Certain lease agreements include provisions that set forth rentals based on a percentage of sales or based on a percentage of turnover exceeding a specified minimum. We determine compliance with specific goals and calculate the additional rental on a monthly basis as contemplated in the leases. Therefore, we do not recognize contingent rentals until the required minimum is exceeded.

The term of our leases ranges between 36 and 120 months. Law No. 24,808 sets forth that lessees may terminate commercial leases after an initial period of six months by giving at least 60 days prior written notice, subject to a penalty of one month to one month and a half of rental if the lessee terminates the lease during the first year of the lease and one month of rental if the lessee terminated the lease after the first year.

We also charge our lessees a monthly management fee, which is prorated among the lessees in accordance with their lease prices and varies from one shopping center to the other, in relation to the common area administration and maintenance and the administration of contributions made by lessees to finance the promotion efforts of all the operations of shopping centers. Management fees are recognized on a monthly basis as accrued. In addition to rental, we generally charge an "admission fee" to lessees, i.e. a non-reimbursable admission fee that may be required from lessees upon execution and renewal of the lease. This admission fee is usually paid as a lump sum or in a small number of monthly installments. Admission fees are recognized using the straight-line method during the effective term of the respective leases. Additionally, leases in general provide for the reimbursement of the real estate tax, insurance, advertising costs and certain common area maintenance costs. These additional rentals and reimbursements to lessees are accounted for on an accrual basis.

We also derive revenue from visitor parking charges, and recognize parking revenue as services rendered.

Consumer finance transactions

We derive revenue from consumer finance transactions with credit cards which consist mainly in:

(i) commissions for discounts to storekeepers, that are recognized when the information on the transaction is received and processed by us,

(ii) data processing services consisting in the processing and printing of the statements of account of credit cardholders, that are recognized as services rendered,

(iii) life insurance and disability expenses charged to credit cardholders, that are recognized on an accrual basis, and

(iv) interest income from financing and loan activities.

Hotels

We recognize income from room services, catering services and restaurant facilities, as accrued at the closing of operations on each business day.

Segment Information

We are required to disclose segment information in accordance with Technical Resolution (“RT”) No. 18. RT No. 18 establishes standards for reporting information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of a company about which separate financial information is available that is regularly evaluated by the chief operating decision makers in deciding how to allocate resources and assess performance. The statement also establishes standards for related disclosures about a company’s products and services, geographical areas and major customers.

Agriculture and cattle raising business

We are primarily engaged in agricultural operations which are subject to risk, including market prices, weather conditions and environmental concerns. From time to time, we sell properties to profit from real estate appreciation opportunities and which, in the judgment of management, are surplus to the Company’s primary operations.

During the fiscal years ended June 30, 2012 and 2011, our principal operations were carried out in Argentina, our country of domicile. In September 2005, we formed BrasilAgro to replicate our business strategy in Brazil. As from fiscal year 2009, within the context of a number of transactions that represent us a new expansion of the agriculture and cattle raising business in South America as designed in its business plan, the Company commenced operations in the Republic of Bolivia, Republic of Paraguay and Republic of Uruguay.

Moreover, during fiscal year 2011 the Company increased its interest in BrasilAgro Companhia Brasileira de Propriedades Agricolas (“BrasilAgro”) to 35.75%. In this regard, pursuant to Technical Resolution No. 21 of the FACPCE, as from June 30, 2011 Cresud presents its financial statements in consolidated form with BrasilAgro’s and therefore, unlike the results for the previous fiscal year, the consolidated results for this fiscal year include those of BrasilAgro.

We conduct business in six business segments, organized primarily on a product line and geographical area basis, with each segment offering a variety of different but interrelated products:

Crops

This segment includes the planting and harvesting and sale of fine and coarse grains and oilseeds, including wheat, corn, soybean, sunflower and sugarcane (both domestic and international markets).

Beef cattle

This segment consists of

(i) the raising and fattening of beef cattle from our owned cattle stock; and

(ii) the purchase and fattening of beef cattle, for sale to meat processors.

Milk

This segment consists of the production of milk for sale to dairy companies.

Other

This segment consists of services and leasing of our farms to third parties, and commodity brokerage activities.

Sales of farms

This segment includes the results from the sale of farms.

We evaluate the performance of our business segments based on the “segment operating income (loss)” which represents gross profit less selling and administrative expenses plus gains (losses) from inventory holding.

Feedlot / meat packing business

This segment’s main business is the production of meat under the so-called “feedlot fattening” method and slaughtering through our subsidiary Cactus Argentina S.A.

The feedlot cattle beef production is processed in Exportaciones Agroindustriales Argentina S.A.’s packing plant for the domestic and foreign markets. Feedlot fattening with a corn-based diet has been growing at a very dynamic pace. The company has gained market reputation thanks to the uniform final product offered by feedlot-finished animals, which provides purchasers with high-quality products and higher yields, succeeding in offering differential sales prices. Cactus continues to receive cattle from farmers that repeat their productive process whereby they breed and re-breed their animals in their own farms and finish them at Cactus.

In December 2010, Cresud increased its interest in Cactus Argentina S.A. from 48% to 80%. Therefore, Cresud’s consolidated results for the period started on July 1, 2010 and ended on June 30, 2011 include the results of Cactus Argentina S.A. only for the period from January 1 to June 30, 2011. Cactus’ results are consolidated with those of Exportaciones Agroindustriales Argentinas S.A.

Real estate business

We have determined that the reportable business units are those based on management information generated by the company. Consequently, we have six reportable business units. These units are: "shopping centers", "consumer finance", "sales and developments", "offices and other", "hotels" and "financial and other transactions".

Below is a general description of each segment:

Shopping centers

This segment includes the operating results from shopping centers, primarily composed of rental income and services received from lessees.

Consumer finance

We operate a consumer finance business based on credit card through Tarshop, the controlled subsidiary of our subsidiary APSA. Consumer finance transactions mainly consist of loans and services related to the credit card products we offer to consumers in shopping centers, hypermarkets and stores. We finance a substantial part of consumer finance activities through the securitization of credits underlying the originating accounts. Revenue from consumer finance transactions comes from interest earned from finance and loan activities, storekeeper commissions, life insurance and disability expenses and data processing fees, consisting in the processing and printing of the statement of account of the cardholder.

Sales and developments

This segment includes the operating results from the construction and/or sale of residential buildings.

Offices and other

This segment includes the operating results from rentals and services of offices and other buildings.

Hotels

This segment includes the operating results of hotels, which are primarily composed of revenue from rooms, catering services and restaurant.

Financial and other transactions

This segment basically includes revenue and costs associated with the sale of shares, other transactions related to securities and other secondary activities.

We measure reportable business units based on net income/(loss). Transactions between business units, if any, are accounted for at current market prices. We evaluate the performance of business units and allocate resources based on operating results. In most activities this does not depend on a single customer.

Results of Operations of the Agriculture and Cattle Raising Business

Effective July 1, 2006, we adopted Technical Resolution (RT) No. 22, which prescribes the accounting treatment, financial statement presentation, and disclosures related to agricultural  activity. Agricultural activity is the management by an entity of the biological transformation of living animals or plants (biological assets) for sale, into agricultural produce or into additional biological assets. RT No. 22 prescribes, among other things, the accounting treatment for biological assets during the period of growth, degeneration, production and procreation, and for the initial measurement of agricultural produce at the point of harvest. It requires measurement at fair value less estimated point-of-sale costs from initial recognition of biological assets up to the point of harvest, other than when fair value cannot be measured reliably on initial recognition. RT No. 22 requires that a change in fair value less estimated point-of-sale costs of a biological asset be included in profit or loss for the period in which it arises. In agricultural activity, a change in physical attributes of a living animal or plant directly enhances or diminishes economic benefits to the entity. RT No. 22 is applied to agricultural produce which is the harvested product of the entity’s biological assets, only at the point of harvest. Accordingly, RT No. 22 does not deal with the processing of agricultural produce after harvest; for example, the processing of milk into cheese.

Biological transformation comprises the processes of growth, degeneration, production and procreation that cause qualitative or quantitative changes in a biological asset. Biological assets are living unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef, milk and raw materials are the harvested product of biological assets. Biological transformation results in the following types of outcomes: asset changes through (i) growth (an increase in quantity or improvement in quality of an animal or plant), (ii) degeneration (a decrease in the quantity or deterioration in quality of an animal or plant), or (iii) procreation (creation of additional living animals or plants).

The adoption of RT No. 22 did not have a material impact on our measurement and recognition of biological transformation. Rather, it changed the format of our income statement. Under RT No. 22 we break down the components of our costs as separate line items in the income statement. The adoption of RT No. 22 did not change our gross profit for any of the periods presented.

Prior to the adoption of RT No. 22, gains or losses from initial recognition of biological assets and agricultural produce as well as changes in biological assets were included as a deduction from cost of sales. Under RT No. 22 these changes are disclosed separately in the income statement under the line item titled “Production income”.

Also, prior to the adoption of RT No. 22, costs directly related to the transformation of biological assets and agricultural produce were also included as an addition to cost of sales. Under RT No. 22, these costs are disclosed separately in the income statement under the line item titled "Cost of production" due to the direct relationship to the transformation of biological assets and agricultural produce.

The adoption of RT No. 22 did not affect our recognition of revenue which is included in the line item titled “Sales” in our income statement. See Note 2.q to our financial statements. As a result of the adoption of RT No. 22, our costs of sales show direct costs related to the sales of agricultural produce other than selling expenses. RT No. 22 intends to purport that costs of sales are not significant in agricultural activities while costs of biological transformation into agricultural produce represent the major costs of these activities.

In addition, under RT No. 22, the exhibits entitled “Cost of Sales” and “Cost of Production” included in our consolidated financial statements present a reconciliation of changes in the carrying amount of biological assets between the beginning and the end of the relevant periods. This reconciliation includes

(a) the gain or loss arising from changes in fair value less estimated sale costs;

(b) increases due to purchases;

(c) decreases attributable to sales and biological assets classified as held for sale;

(d) decreases due to harvest;

(e) increases resulting from business combinations, if any;

(f) other changes.

The following terms used herein have the meanings specified below:

Production Income

We recognize production income when there is a change in biological assets. For example, we recognize production income when crops are harvested or a cow is born or gains a certain amount of weight. Biological assets are unharvested crops, heads of cattle and dairy cows. Agricultural produce such as harvested crops, beef and milk are the harvested product of biological assets.

Cost of Production

Our cost of production consists of costs directly related to the transformation of biological assets and agricultural produce.

Sales

Our sales consist of revenue on the sales of crops, milk and cattle beef. Sales are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable and collectibility is reasonably assured. Revenue from cattle feeding operations, primarily comprised of feeding, animal health and yardage, and revenue from operating leases and brokerage activities are recognized as services are performed.

Cost of Sales

Our cost of sales consists of: (i) the book value of the product sold at the time of sale and (ii) certain direct costs related to the sales of agricultural produce other than selling expenses.

Gain (loss) from inventory holding

Our gain (loss) from inventory holding consists of changes in the carrying amount of biological assets between the beginning and the results of operations in the futures and options exchange market (Mercado a Término).

Management’s Discussion of Results

Fiscal year ended June 30, 2012 compared to fiscal year ended June 30, 2011

Production income

Production income was ARS 700.4 million for fiscal year 2012, 72.3% higher than the amount recorded for the previous fiscal year. This was primarily attributable to an ARS 268.4 million increase in our Crops segment (including ARS 292.8 million from BrasilAgro) and an ARS 25.7 million increase in our Beef cattle segment.

Crops – Domestic market

Production income from our Crops segment in the local market decreased 9.1%, from ARS 259.2 million for fiscal year 2011 to ARS 235.6 million in fiscal year 2012, primarily as a result of:

•
a 5.6% decrease in total production volumes, from 408,404 tons in fiscal year 2011 to 385,739 tons in fiscal year 2012, mainly due to a decrease in volumes of soybean (30.4%) and sorghum (35.61%) harvested, partially offset by an increase in volumes of sunflower (4.42%) and corn (1.03%) harvested from year to year; and

•	a 3.8% decrease in average prices of grain production.

The 5.6% decrease in the production volume from our Crops segment in the local market was mainly due to a 6.7% decrease in our average yield, from 4.53 tons per hectare in fiscal year 2011 to 4.23 tons per hectare in fiscal year 2012, mainly due to the mix of grain harvested and unfavorable weather conditions. In addition, during fiscal year 2012 the surface area in operation increased from 90,150 hectares (including 10,401 hectares under concession) as of June 30, 2011 to 91,269 hectares (including 8,778 hectares under concession) as of June 30, 2012.

As of June 30, 2012, the harvested area was 83.3% of our total sown area, compared to 81.4% as of June 30, 2011.

The following table shows the board prices(1) as of June 30, 2012 and 2011:

	Fiscal year ended June 30,
	2012	2011
	ARS	ARS
Wheat	740	770
Sunflower	1,600	1,300
Corn	690	670
Soybean	1,645	1,272

(1) Rosario Commodities Exchange board prices

Crops – International market

Production income from our Crops segment in the international market increased 420.7%, from ARS 69.4 million in fiscal year 2011 to ARS 361.5 million in fiscal year 2012, mainly as a result of:

•
a 1,261.4% increase in total production volume from 58,506 tons in fiscal year 2011 to 796,510 tons in fiscal year 2012, mainly due to an increase in volumes of soybean (237.6%), corn (440.8%), sorghum (56.4%), sunflower (50.3%) and sugarcane (100%) harvested (in the last case, mainly because of the effect of BrasilAgro’s consolidation effective July 1, 2011);

•	slightly offset by a 32.3% year-on-year decrease in volumes of wheat harvested; and

•	a 61.7% decrease in the average price of grain production.

The 1,261.4% increase in production volume of our Crops segment in the international market resulted mainly from a larger surface area under operation, from 30,978 hectares in fiscal year 2011 to 109,602 hectares in fiscal year 2012 (63,410 hectares from BrasilAgro), and a 284.8% increase in our average yield from 1.89 tons per hectare in fiscal year 2011 to 7.27 tons per hectare in fiscal year 2012.

As of June 30, 2012, the harvested area was 82.0% of the total sown area, compared to 79.6% as of June 30, 2011.

Beef cattle

Production income from the Beef cattle segment increased 55.3%, from ARS 46.6 million in fiscal year 2011 to ARS 72.3 million in fiscal year 2012, primarily as a result of:

•	a 12.5% increase in the average price of kilogram of cattle produced, from ARS 7.1 in fiscal year 2011 to ARS 8.0 in fiscal year 2012;

•
a 38.1% increase in beef production volume, from 6,519 tons during fiscal year 2011 to 9,000 tons in fiscal year 2012, mainly due to a higher beef production volume in farms (24.3%) and feedlot (163.3%) in fiscal year 2012 compared to fiscal year 2011; and

•	a 44.5% increase in births during fiscal year 2012 compared to fiscal year 2011.

The number of hectares dedicated to beef cattle production decreased from 102,279 hectares in fiscal year 2011 to 95,995 hectares in fiscal year 2012. This was mainly due to a smaller number of own hectares devoted to cattle production.

Milk

Production income from the Milk segment decreased 0.7%, from ARS 31.3 million in fiscal year 2011 to ARS 31.1 million in fiscal year 2012. This decrease was mainly due to:

•
a 15.5% reduction in milk production volumes, from 19.6 million liters in fiscal year 2011 to 16.6 million liters in this fiscal year. This decrease in production volume was mainly due to a lower average number of milking cows per day (from 2,816 in fiscal 2011 to 2,112 in fiscal 2012) as a result of the sale of “La Juanita” dairy farm by mid-fiscal year 2011, partially offset by a 12.6% increase in the efficiency level of average daily milk production per cow, from 19.1 liters in fiscal year 2011 to 21.5 liters in fiscal year 2012;

•	partially offset by a 14.6% increase in average prices of milk, from ARS 1.45 per liter in fiscal year 2011 to ARS 1.66 per liter in fiscal year 2012.

Cost of production

Cost of production increased 119.0%, from ARS 280.1 million in fiscal year 2011 to ARS 613.3 million in fiscal year 2012. This increase was mainly due to an ARS 320.3 million increase in our Crops segment (including ARS 281.9 million from BrasilAgro), an ARS  9.4 million increase in our Beef cattle segment and an ARS 3.5 million increase in our Milk segment.

Crops – Domestic market

Cost of production from our Crops segment in the local market increased 11.3%, from ARS 190.4 million in fiscal year 2011 to ARS 211.9 million in fiscal year 2012, primarily as a consequence of:

•	a 11.3% increase in direct costs of production during fiscal year 2012 compared to fiscal year 2011, primarily as a result of higher prices of leases and supplies used (agrochemicals and seeds);

•	partially offset by lower production volumes in fiscal year 2012 compared to fiscal year 2011; and

•	a smaller number of hectares in operation in farms leased from third parties in fiscal year 2012 compared to fiscal year 2011.

Total cost of production per ton increased 36.4%, from ARS 413 in fiscal year 2011 to ARS 487 in fiscal year 2012, primarily as a result of higher direct costs of production and lower yields per hectare during fiscal year 2012 compared to fiscal year 2011.

Crops – International market

Cost of production from our Crops segment in the international market increased 734.5% from ARS 40.7 million in fiscal year 2011 to ARS 339.6 million in fiscal year 2012, mainly due to:

•	higher production volumes in fiscal year 2012 compared to fiscal year 2011;

•	a larger number of hectares in operation in fiscal year 2012 compared to fiscal year 2011;

•	a significant increase in direct costs of production during fiscal year 2012 compared to fiscal year 2011, primarily as a result of higher prices of supplies used (agrochemicals and seeds); and

•	the effect of the consolidation of BrasilAgro effective July 1, 2011.

The total cost of production per ton decreased 34.2% from ARS 635 in fiscal year 2011 to ARS 418 in fiscal year 2012, mainly due to higher production yields compared to the previous fiscal year.

Beef Cattle
Production cost of the Beef Cattle segment increased 37.5% from ARS 25.0 million in fiscal year 2011 to ARS 34.3 million in fiscal year 2012. The increase in production costs of the Beef Cattle segment during fiscal year 2012 was mainly due to:

•	higher production volumes in fiscal year 2012 compared to fiscal year 2011; and

•	higher feed costs due to the increase of animals fattened in feedlots.

The increase in production volumes exceeded the rise in costs; therefore, the direct cost per kilogram produced decreased by 3.3% from ARS 1.91 in fiscal year 2011 to ARS 1.85 in fiscal year 2012.

Milk

Cost of production of the Milk segment increased 14.6%, from ARS 24.0 million in fiscal year 2011 to ARS 27.5 million in fiscal year 2012. This increase was mainly due to the impact of higher direct and indirect costs, affecting the cost of production per liter of milk, which increased from ARS 1.22 in fiscal year 2011 to ARS 1.66 in fiscal year 2012.

Sales

Total sales increased 29.2%, from ARS 2,133.8 million in fiscal year 2011 to ARS 2,757.4 million in fiscal year 2012. This was primarily due to a 93.1% increase in the Agriculture and cattle raising business, from ARS 564.9 million in fiscal 2011 to ARS 1,090.7 million in fiscal year 2012, a 21.1% reduction in Feedlot from ARS 127.1 million in fiscal year 2011 to ARS 100.2 million in fiscal year 2012, because in fiscal year 2011 the results cover a period of six months, and a 8.6% increase in the Real estate business, from ARS 1,441.9 million in fiscal year 2011 to ARS 1,566.5 million in fiscal year 2012.

Agriculture and cattle raising business

Sales increased 93.1% from ARS 564.9 million in fiscal year 2011 to ARS 1,090.7 million in fiscal year 2012, as a result of an ARS 414.0 million increase in the Crops segment (ARS 367.1 million of which correspond to BrasilAgro), an ARS 84.1 million increase in the Beef cattle segment, an ARS 1.0 million decrease in the Milk segment, an ARS 19.5 million increase in the Other segment, and an ARS 9.2 million increase in the Sales of farms segment.

Crops – Domestic market

Sales from our Crops segment increased 13.4%, from ARS 271.0 million in fiscal year 2011 to ARS 307.2 million in fiscal year 2012, primarily as a consequence of:

•	a 13.7% increase in average prices of crops sold, from ARS 889 per ton in fiscal year 2011 to ARS 1,011 per ton in fiscal year 2012;

•	partially offset by a slight decrease of 163 tons in crops sold in fiscal year 2012 compared to the previous fiscal year; and

•	a 5.6% decrease in production volume, from 408,404 tons in fiscal year 2011 to 385,739 tons in fiscal year 2012.

•	During fiscal year 2012, due to larger stocks at the beginning of the year, smaller purchases and lower production volumes, there was a lower volume of crops at year-end.

	Crops Inventories (in tons) (1)
	Fiscal year ended June 30,
	2012	2011	Change

Inventories at the beginning of the fiscal year	113,175	90,299	22,876
Purchases	10,203	33,970	(23,767)
Production	282,206	317,072	(34,866)
Sales	(304,809)	(304,972)	163
Transfer of unharvested crops to expenses	(21,815)	(23,194)	1,379
Inventories at the end of the fiscal year	78,960	113,175	(34,215)
(1) Includes silage stocks.

Crops – International market

Sales from our Crops segment in the international market increased 524.5% from ARS 72.0 million in fiscal year 2011 to ARS 449.8 million in fiscal year 2012, mainly as a result of:

•
a significant increase in sales volume, from 52,179 tons in fiscal year 2011 to 872,527 tons in fiscal year 2012, mainly due to a higher production volume of crops in this fiscal year and the effect of the consolidation of BrasilAgro effective July 1, 2011;

•	slightly offset by a 17.4% reduction in the average price per ton sold, from ARS 624 in fiscal year 2011 to ARS 516 in fiscal year 2012.

	Crops Inventory (in tons)
	Fiscal Year ended June 30,
	2012	2011	Variation

Inventories at the beginning of the fiscal year	195,586	4	195,582
Purchases	311	-	311
Effect of BrasilAgro’s consolidation	-	189,889	(189,889)
Production	796,510	58,496	738,014
Sales	(872,527)	(52,179)	(820,348)
Transfer of unharvested crops to expenses	(225)	(624)	399
Inventories at the end of the fiscal year	119,655	195,586	(75,931)

Beef cattle

Sales from our Beef cattle segment increased 165.1%, from ARS 50.9 million in fiscal year 2011 to ARS 135.0 million in fiscal year 2012, primarily as a result of:

•	a 45.7% increase in the average price per kilogram sold, from ARS 6.00 in fiscal year 2011 to ARS 8.74 in fiscal year 2012; and

•	an 81.9% increase in beef sales volume, from 8,485 tons in fiscal year 2011 to 15,437 tons in fiscal year 2012.

The average cattle stock remained unchanged at approximately 80,000 heads in fiscal year 2012 compared to fiscal year 2011.

Milk

Sales from the Milk segment decreased 3.2% from ARS 28.4 million in fiscal year 2011 to ARS 27.5 million in fiscal year 2012, mainly as a result of:

•	a 14.2% increase in the average price of milk, from ARS 1.48 per liter in fiscal year 2011 to ARS 1.69 per liter in fiscal year 2012;

•	a 12.6% increase in production efficiency levels;

•	partially offset by a 15.5% reduction in milk production volumes, mainly due to a lower average number of milking cows.

Sales of farms

Sales from our Sales of farms segment increased 10.9% from ARS 84.5 million in fiscal year 2011 to ARS 93.7 million in fiscal year 2012, mainly as a consequence of:

Fiscal Year 2012

•
On September 28, 2011, BrasilAgro sold the Sao Pedro farm, a rural property located in the Municipality of Chapadão do Céu – GO with a total surface area of 2,447 hectares. The transaction price was BRL 23.3 million (equivalent to ARS 59.8 million and 580,000 bags of soybean seeds). The purchaser made an advance payment of BRL 2,250 (equivalent to ARS 5,030 and 50,000 tons of soybean) and on March 31, 2012 it paid the first installment of BRL 7,519 (equivalent to ARS 16,836 and 160,000 tons of soybean). The remaining balance is payable in four annual installments due on March 30 of each year, for an amount of 92,500 bags of soybean each.

•
On March 2, 2012, the sale of 1,194 additional hectares in La Fon Fon farm, located in the Province of Obispo Santiesteban, Republic of Bolivia, was agreed upon for ARS 18.3 million (USD 4.8 million), USD 1.1 million of which have been collected. The balance is payable in seven semi-annual consecutive installments, beginning on November 30, 2012. Possession was surrendered on June 30, 2012.

•
On May 22, 2012, the Company sold, assigned and conveyed to APSA a 115-hectare plot of land that forms part of the property “Puerta de Luján” located in the District of Luján, Province of Buenos Aires, for a total amount of ARS 15.5 million, which has been fully collected.

Fiscal Year 2011

•
On September 3, 2010, we signed the title deed of sale of the “La Juanita” farm (4,302 hectares), located in the District of Trenque Lauquen, Province of Buenos Aires. The transaction was agreed for a total price of ARS 71.1 million (USD 18.0 million), which have been fully collected. Possession was surrendered on January 10, 2012.

•
On March 2, 2011, we agreed upon the sale of 910 hectares of “La Fon Fon” farm located in the Province of Obispo Santiesteban, Republic of Bolivia. The purchase price was USD 3.6 million. USD 2.0 million has been already collected, while the balance is payable in three semi-annual consecutive installments, with the next payment falling due in December 2012 and the last one in December 2013.

Other

Sales from our Other segment increased 33.6%, from ARS 58.0 million in fiscal year 2011 to ARS 77.6 million in fiscal year 2012, mainly due to:

•	an ARS 8.8 million increase in commodity brokerage services;

•	an ARS 8.7 million increase in leases;

•	an ARS 3.9 million increase in irrigation services;

•	partially offset by an ARS 2.0 million reduction for services to third parties, resale of raw materials, and others.

Feedlot/meat packing business

In December 2010, Cresud increased its interest in Cactus Argentina S.A. from 48% to 80%. Therefore, Cresud’s consolidated results for fiscal year 2011 include the results of Cactus Argentina S.A. only for the period from January 1 to June 30, 2011, whereas Cresud’s consolidated results for fiscal year 2012 include its results for the whole period, affecting the comparability of results. In addition, Cactus’ results are consolidated with those of Exportaciones Agroindustriales Argentinas S.A.; therefore, Cresud’s segment information includes a new segment known as Feedlot/meat packing as from the fiscal year ended June 30, 2011.

Sales from the Feedlot/meat packing business decreased 21.1%, from ARS 127.1 million in fiscal year 2011 to ARS 100.2 million in fiscal year 2012.

As concerns our Feedlot business, the reduction in sales was caused mainly by:

•	a 30.52% reduction in the occupancy rate, from 74,539 heads in fiscal year 2011 to 51,791 heads in fiscal year 2012;

•	partially offset by a 21.9% increase in the average revenues per head, from ARS 226 in fiscal year 2011 to ARS 275 in fiscal year 2012.

In connection with our Meat Packing business, the reduction in sales is explained mainly by the reduction in exports recorded in fiscal year 2012. While in the previous fiscal year we had met 100% of the Hilton quota allocated to us, of 622 tons, during fiscal year 2012 the Company exported 32% out of the 700 Hilton quota tons allocated to it. The decrease in EAASA’s exports implied increasing even further the share of sales in the domestic market, where most of the slaughterhouses are subject to less stringent quality standards and whose prices are also lower.

Real estate business

Sales from our Real estate business increased 8.6% from ARS 1,441.9 million in fiscal year 2011 to ARS 1,566.5 million in fiscal year 2012. This was caused mainly by an ARS 196.4 million increase in the Shopping centers segment and an ARS 27.4 million increase in the Offices and other segment, partially offset by a reduction of ARS 63.7 million in the Consumer finance segment due to the sale of the 80% equity interest in Tarshop S.A. (deconsolidation of its results as from September 1, 2010), of ARS 22.9 million in the Hotels segment, and of ARS 12.7 million in the Sales and Developments segment.

Cost of sales

Total cost of sales increased 33.7% from ARS 1,206.2 million for fiscal year 2011 to ARS 1,612.6 million in fiscal year 2012. This was mainly due to an increase of ARS 468.2 million (101.1%) in the Agriculture and cattle raising business, from ARS 463.2 million in fiscal year 2011 to ARS 931.4 million in fiscal year 2012, largely due to a cost of sales of ARS 353.4 million added as a result of BrasilAgro’s consolidation effective July 1, 2011. This was partially offset by a 8.8% reduction in the Real estate business and an ARS 7.1 million reduction in the Feedlot/meat packing business.

Agriculture and cattle raising business

Cost of sales for fiscal year 2012 increased 101.1% from ARS 463.2 million in fiscal year 2011 to ARS 931.4 million in fiscal year 2012, primarily as a result of an ARS 377.1 million increase in the Crops segment (including ARS 353.4 million from BrasilAgro), an ARS 68.3 million increase in the Beef cattle segment, an ARS 5.4 million increase in the Other segment, and an ARS 18.3 million increase in the Sales of farms segment, slightly offset by a reduction of ARS 1.0 million in the Milk segment.

Cost of sales as a percentage of sales was 82.0% in fiscal year 2011 and 85.4% in fiscal year 2012.

Crops – Domestic market

Cost of sales from our Crops segment increased 7.3%, from ARS 241.1 million in fiscal year 2011 to ARS 258.6 million in fiscal year 2012, primarily as a result of:

•	a 7.3% year-on-year increase in the average cost per ton sold, from ARS 791 in fiscal year 2011 to ARS 849 in fiscal year 2012, mainly as a result of the higher average market prices of crops;

•	slightly offset by a 0.1% reduction in the volume of tons sold compared to the previous fiscal year.

Crops – International market

Cost of sales from our Crops segment increased 558.3% from ARS 64.4 million in fiscal year 2011 to ARS 424.0 million in fiscal year 2012, mainly as a result of:

•
an increase of 820,349 tons (1,572.2%) in the volume of sales of crops in fiscal year 2012 compared to the previous fiscal year, largely explained by the 815,583 tons sold by BrasilAgro, added as a result of the consolidation of such company effective July 1, 2011;

•
slightly offset by a 60.6% reduction in the average cost per ton of crops as compared to the previous fiscal year, from ARS 1,234 in fiscal year 2011 to ARS 486 in fiscal year 2012, largely due to a 17.4% decrease in the average price per ton sold, from ARS 624 in fiscal year 2011 to ARS 516 in fiscal year 2012.

Beef cattle

Cost of sales from our Beef cattle segment increased 117.6%, from ARS 58.0 million in fiscal year 2011 to ARS 126.3 million in fiscal year 2012, primarily as a result of:

•
a 19.6% increase in the average cost per kilogram sold, from ARS 6.8 in fiscal year 2011 to ARS 8.2 fiscal year 2012, mainly due to the increase in the average price per kilogram sold, from ARS 6.0 in fiscal year 2011 to ARS 8.74 in fiscal year 2012; and

•	an 81.9% increase in beef sales volumes in fiscal year 2012 compared to fiscal year 2011.

Milk

Cost of sales from our Milk segment decreased 3.2%, from ARS 28.4 million in fiscal year 2011 to ARS 27.5 million in fiscal year 2012, primarily as a result of:

•	a 15.2% reduction in the sales volume of milk;

•	partially offset by a 14.2% increase in the level of prices of milk which had an impact on the cost of sales.

Sales of farms

Cost of sales from our Sales of farms segment increased significantly, from ARS 29.9 million in fiscal year 2011 to ARS 48.2 million in fiscal year 2012, mainly as a consequence of:

Fiscal year 2012

•	the cost of sale of 2,447 hectares of “Sao Pedro” farm was ARS 32.1 million;

•	the cost of sale of 1,194 hectares of “La Fon Fon” farm was ARS 11.7 million;

•	the cost of sale of 115 hectares of “Puerta de Luján” farm was ARS 4.3 million.

Fiscal year 2011

•	the cost of sale of 4,302 hectares of “La Juanita” farm was ARS 21.6 million;

•	the cost of sale of 910 hectares of “La Fon Fon” farm was ARS 8.3 million.

Other

Cost of sales from our Other segment increased 13.0%, from ARS 41.4 million in fiscal year 2011 to ARS 46.8 million in fiscal year 2012, primarily as a result of the increase in costs arising from brokerage activities due to an increase in the number of commodity trading transactions through our subsidiary Futuros y Opciones.com for ARS 4.3 million and the increase in irrigation services for ARS 1.1 million, slightly offset by the reduction of costs generated by services to third parties, resale of raw materials and others.

Feedlot/meat packing business

Cost of sales from our Feedlot/meat packing business decreased 5.8% during fiscal year 2012, from ARS 123.3 million in fiscal year 2011 to ARS 116.1 million in fiscal year 2012.

As concerns our Feedlot business, the reduction in costs was caused mainly by:

•	a 30.52% reduction in the occupancy rate;

•	an increase of 23.4% in costs per head during this fiscal year, from ARS 222 in fiscal year 2011 to ARS 274 in fiscal year 2012;

•
a significant increase in the price of calves that affected the purchase-sale ratio as it impacted directly on costs due to the scarce supply of calves resulting from the breeders’ decision to rebreed and sell heavier cattle; and

•	the end of the compensations granted to feedlot facilities.

In connection with our Meat Packing business, the reduction in sales was caused mainly by:

•	the high prices of cattle, their main raw material, due to the scarce supply.

Real estate business

Cost of sales from our Real estate business decreased 8.8%, from ARS 619.7 million in fiscal year 2011 to ARS 565.1 million in fiscal year 2012. This was mainly due to a decrease of ARS 29.7 million in the Sales and developments segment, of ARS 20.9 million in the Consumer Finance segment, of ARS 2.5 million in the Hotels segment and of ARS 2.0 million in the Shopping Centers segment, partially offset by an ARS 0.4 million reduction in the Offices and other segment.

Gross profit

As a result of the above mentioned factors, gross profit increased 16.9%, from ARS 1,054.0 million in fiscal year 2011 to ARS 1,231.9 million in fiscal year 2012. This was mainly due to:

•	a 8.1% increase in our Agriculture and cattle raising business, from an ARS 228.1 million profit in fiscal year 2011 to an ARS 246.5 million profit in fiscal year 2012;

•	a 21.8% increase in our Real estate business, from a profit of ARS 822.1 million in fiscal year 2011 to a profit of ARS 1,001.4 million in fiscal year 2012;

•
partially offset by a reduction of ARS 19.8 million in our Feedlot/meat packing business in fiscal year 2012, from a profit of ARS 3.8 million in fiscal year 2011 to a loss of ARS 15.9 million in fiscal year 2012.

Agriculture and cattle raising business

As a result of the above mentioned factors, gross profit increased significantly, from ARS 228.1 million in fiscal 2011 to ARS 246.5 million in fiscal 2012. Our gross margin, calculated as our gross profit divided by our production income, was 56.1% positive for fiscal 2011 and 35.2% positive for fiscal year 2012.

Crops – Domestic market

Gross profit from this segment decreased 26.7%, from ARS 98.7 million in fiscal year 2011 to ARS 72.3 million in this fiscal year.

Crops – International market

Gross profit from this segment increased 31.2%, from ARS 36.3 million in fiscal year 2011 to ARS 47.7 million during the current fiscal year, largely due to BrasilAgro’s gross profit of ARS 58.3 million, added as a result of this company’s consolidation effective July 1, 2011.

Beef cattle

Gross profit from our Beef cattle segment increased 222.4%, from ARS 14.5 million in fiscal year 2011 to ARS 46.6 million in fiscal year 2012.

Milk

Gross profit from our Milk segment decreased 50.8%, from ARS 7.3 million in fiscal year 2011 to ARS 3.6 million in fiscal year 2012.

Sales of farms

Gross profit from our Sales of farms segment decreased 16,7% from ARS 54.6 million in fiscal year 2011 to ARS 45.5 million in fiscal year 2012.

Other

Gross profit from our Other segment increased 84.8%, from ARS 16.7 million in fiscal year 2011 to ARS 30.8 million in this fiscal year.

Feedlot/meat packing business

Gross profit from our Feedlot/meat packing business decreased 517.8%, from an ARS 3.8 million profit in fiscal year 2011 to an ARS 15.9 million loss in fiscal year 2012.

Real estate business

Gross profit from our Real estate business increased 21.8% from ARS 822.1 million in fiscal year 2011 to ARS 1,001.4 million in fiscal year 2012. This was mainly due to an increase of ARS 198.4 million in the Shopping Centers segment, of ARS 27.0 million in the Offices and other segment, and of ARS 17.0 million in the Sales and Developments segment, partially offset by a reduction of ARS 42.9 million in the Consumer Finance segment and of ARS 20.4 million in the Hotels segment.

Selling expenses

Total selling expenses increased by ARS 66.8 million (37.9%) from ARS 176.2 million in fiscal year 2011 to ARS 243.0 million for fiscal year 2012. This increase was caused mainly by an increase of ARS 65.7 million in the Agriculture and cattle raising business (including ARS 29.2 million from BrasilAgro), an increase of ARS 1.8 million in the Real estate business, and a reduction of ARS 0.7 million in the Feedlot/meat packing business.

Agriculture and cattle raising business

Selling expenses of our Agriculture and cattle raising business increased 106.8% from ARS 61.5 million in fiscal year 2011 to ARS 127.1 million in fiscal year 2012. Selling expenses of our Crops, Beef Cattle and Other segments represented 82.9%, 9.8% and 6.3%, respectively, from the total selling expenses as of June 30, 2012.

Crops – Domestic market

Selling expenses of our Crops segment as a percentage of sales increased from 16.9% in fiscal year 2011 to 22.0% in fiscal year 2012. This increase was caused by the fact that the selling expenses per ton of grain sold rose 47.9%, from ARS 150 per ton in fiscal year 2011 to ARS 222 per ton in fiscal year 2012, primarily as a result of higher cost of freight, conditioning and storage, surpassing the year-on-year increase in average sales prices of commodities.

Crops – International market

Selling expenses of our Crops segment as a percentage of sales decreased from 9.8% during fiscal year 2011 to 8.4% in fiscal year 2012. Selling expenses per ton of grain sold decreased 68.1%, from ARS 135 per ton during fiscal year 2011 to ARS 43 per ton in fiscal year 2012.

Beef cattle

Selling expenses of our Beef cattle segment as a percentage of sales increased, from 4.8% in fiscal year 2011 to 9.3% in fiscal year 2012.

Milk

Milk sales do not generate significant selling expenses as all the production is marketed directly to dairy producers.

Other

Selling expenses of our Other segment as a percentage of sales increased from 8.1% in fiscal year 2011 to 10.4% in fiscal year 2012.

Feedlot/meat packing business

Selling expenses from our Feedlot/meat packing business as a percentage of sales increased from 6.3% in fiscal year 2011 to 7.3% in fiscal year 2012.

Real estate business

Selling expenses from the Real estate business increased 1.7%, from ARS 106.7 million in fiscal year 2011 to ARS 108.5 million in fiscal year 2012. This was mainly due to an ARS 26.4 million increase in the Sales and developments, Offices and other, Shopping Centers and Hotels segments, partially offset by a reduction of ARS 24.6 million in the Consumer Finance segment.

Administrative expenses

Total administrative expenses increased 40.8%, from ARS 256.0 million in fiscal year 2011 to ARS 360.5 million in fiscal year 2012. This increase was mainly due to an increase of ARS 84.9 million in the Agriculture and cattle raising business (including ARS 69.0 million from BrasilAgro), an ARS 16.9 million increase in the Real estate business, and an ARS 2.6 million increase in the Feedlot/meat packing business.

Agriculture and cattle raising business

Administrative expenses from our Agriculture and cattle raising business increased 163.8% from ARS 51.8 million in fiscal year 2011 to ARS 136.7 million in fiscal year 2012.

Crops – Domestic market

Administrative expenses decreased 4.8% from ARS 23.8 million in fiscal year 2011 to ARS 22.7 million in fiscal year 2012, mainly due to:

•	an increase in Salaries and wages and social security contributions;

•	higher Fees and compensation from services; and

•	higher office and administration expenses.

Crops – International market

Administrative expenses increased significantly, from ARS 5.3 million in fiscal year 2011 to ARS 74.6 million in fiscal year 2012, mainly due to the consolidation of BrasilAgro effective July 1, 2011 and the growing development of our international businesses in Bolivia and Paraguay, which generated higher expenses.

Beef cattle

Administrative expenses increased 74.6% from ARS 14.2 million in fiscal year 2011 to ARS 24.8 million in fiscal year 2012, mainly as a result of:

•	an increase in Salaries and wages and social security contributions;

•	higher Fees and compensation from services; and

•	higher office and administration expenses.

Milk

Administrative expenses decreased 5.8% from ARS 1.7 million in fiscal year 2011 to ARS 1.6 million in fiscal year 2012, primarily as a result of reduced activities due to the sale of “La Juanita” dairy farm.

Sales of farms

Administrative expenses increased 91.7%, from ARS 3.5 million in fiscal year 2011 to ARS 6.8 million in fiscal year 2012, mainly as a result of an increase in the share of this segment due to the rise in sales during fiscal year 2012.

Other

Administrative expenses increased 89.9% from ARS 3.3 million in fiscal year 2011 to ARS 6.2 million in fiscal year 2012, primarily as a result of higher Salaries and wages and social security contributions resulting from compensation increases.

Feedlot/meat packing business

Administrative expenses from our Feedlot/meat packing business increased 58.2%, from ARS 4.5 million in fiscal year 2011 to ARS 7.2 million in fiscal year 2012, mainly due to an increase in Salaries and social contributions as a result of the execution of an agreement with the Beef Workers’ Union of La Pampa, which was applicable for a total term of 120 days, and finally the severance payment recorded in the previous fiscal year as a result of the dismissals resolved upon in September 2010 and March 2011.

Real estate business

Administrative expenses from the Real estate business increased 8.5%, from ARS 199.6 million in fiscal year 2011 to ARS 216.7 million in fiscal year 2012. This resulted mainly from an ARS 25.3 million increase in the Shopping centers, Offices and other and Hotels segments, partially offset by an ARS 8.4 million reduction in the Consumer finance and Sales and developments segments.

Gain from valuation of other assets at net realization value

Gain from valuation of other assets from the Real estate business at net realization value decreased 5.8% from an ARS 45.4 million gain during fiscal year 2011 to an ARS 42.8 million gain in fiscal year 2012.

Gain (loss) from inventory holding

Our gain (loss) from inventory holding decreased 130.4%, from an ARS 55.2 million gain in fiscal year 2011 to an ARS 16.8 million loss in fiscal year 2012. This decrease was mainly due to a reduction of ARS 70.9 million in the Agriculture and cattle raising business (including ARS 51.7 million from BrasilAgro), a reduction of ARS 0.6 million in the Real estate business, and a reduction of ARS 0.5 million in the Feedlot/meat packing business.

Agriculture and cattle raising business

Crops – Domestic market

Our gain (loss) from inventory holding increased 177.7%, from an ARS 17.8 million loss in fiscal year 2011 to an ARS 13.8 million gain in fiscal year 2012, mainly as a result of a higher gain from inventory holding in grains and supplies and transactions in the Futures and Options Exchange Market (Mercado a Término).

Crops – International market

Our gain (loss) from inventory holding decreased significantly, from an ARS 1.3 million gain in fiscal year 2011 to an ARS 51.0 million loss in fiscal year 2012 (including ARS 51.7 million loss from BrasilAgro), mainly as a result of the significant loss in inventory holding in grains and supplies, due to lower market prices, slightly offset by a gain in the Futures and Options Exchange Market.

Beef cattle

Our gain (loss) from inventory holding decreased 71.9%, from an ARS 69.7 million gain in fiscal year 2011 to an ARS 19.6 million gain in fiscal year 2012, mainly due to the reduction in the stock of cattle, partially offset by the increase in cattle market prices.

Other

The Other segment did not record significant gain (loss) from inventory holding and remained constant at an ARS 0.2 million gain during fiscal years 2011 and 2012.

Feedlot/meat packing business

Our Feedlot/meat packing business generated almost no gain (loss) from inventory holding during fiscal year 2012, whereas in fiscal year 2011 it had generated a gain of ARS 0.5 million.

Real estate business

Our gain (loss) from inventory holding of the Real estate business decreased by 49.7%, from a gain of ARS 1.1 million in fiscal year 2011 to a gain of ARS 0.6 million in fiscal year 2012. This was mainly due to a reduction of ARS 0.4 million in the Offices and other segment and a reduction of ARS 0.1 million in the Sales and developments segment, compared to the previous fiscal year.

Gain (loss) from investment in Tarjeta Shopping's trusts

In fiscal year 2012 we did not record gain (loss) from inventory holding derived from our investment in Tarjeta Shopping trusts due to the deconsolidation of Tarshop S.A. as from September 1, 2010, whereas in fiscal year 2011 we had had a gain of ARS 4.7 million.

Operating income (loss)

As a result of the above mentioned factors, operating income (loss) decreased 10.0%, from an ARS 727.1 million gain in fiscal year 2011 to an ARS 654.5 million gain in fiscal year 2012.

Agriculture and cattle raising business

Operating income (loss) from the Agriculture and cattle raising business decreased 120.7% from an ARS 168.3 million gain in fiscal year 2011 to an ARS 34.8 million loss in fiscal year 2012.

Crops – Domestic market

Operating income (loss) from this segment decreased 138.6% from an ARS 11.2 million gain in fiscal year 2011 to an ARS 4.3 million loss in fiscal year 2012.

Crops – International market

Operating income (loss) from this segment decreased significantly, from an ARS 25.3 million gain in fiscal year 2011 to an ARS 115.6 million loss in fiscal year 2012 (including ARS 91.6 million loss from BrasilAgro).

Beef cattle

Operating income (loss) from this segment decreased 57.2%, from an ARS 67.6 million gain in fiscal year 2011 to an ARS 28.9 million gain in fiscal year 2012.

Milk

Operating income (loss) from this segment decreased 76.6%, from an ARS 4.2 million gain in fiscal year 2011 to an ARS 1.0 million gain in fiscal year 2012.

Sales of farms

Operating income (loss) from this segment decreased 24.6%, from an ARS 51.1 million gain in fiscal year 2011 to an ARS 38.5 million gain in fiscal year 2012.

Other

Operating income (loss) from this segment increased 88.2% from an ARS 8.9 million gain in fiscal year 2011 to an ARS 16.7 million gain in fiscal year 2012.

Feedlot/meat packing business

Operating income (loss) from our Feedlot/meat packing business decreased 270.1%, from an ARS 8.2 million loss in fiscal year 2011 to an ARS 30.4 million loss in fiscal year 2012, mainly due to the lower occupancy rate in the feedlot facilities and higher compensation and social security charges.

Real estate business

Operating income (loss) from the Real estate business increased 26.9%, from an ARS 567.1 million gain in fiscal year 2011 to an ARS 719.6 million gain in fiscal year 2012. This was mainly due to an ARS 195.4 million increase in the Sales and Developments, Shopping Centers, and Office and Other segments, offset by a reduction of ARS 42.9 million in the Hotels and Consumer finance segments.

Amortization of goodwill

The amortization of goodwill decreased 13.8%, from an ARS 66.0 million gain during fiscal year 2011 to an ARS 56.9 million gain in fiscal year 2012. This was mainly due to a reduction of ARS 8.8 million from our share in IRSA, slightly offset by an increase of ARS 0.7 million from our Real estate business.

Net financial results

We had a higher net financial loss of ARS 211.4 million, from a loss of ARS 369.0 million in fiscal year 2011 to a loss of ARS 580.4 million in fiscal year 2012. This was primarily due to:

•	a higher loss of ARS 79.9 million in net financial interest recorded in fiscal year 2012;

•	a higher gain of ARS 27.5 million generated by the results from financial and other transactions in fiscal year 2012;

•	a higher loss of ARS 158.9 million generated by net exchange differences in fiscal year 2012.

Our net financial loss in fiscal year 2012 is mainly due to (i) an ARS 396.2 million loss from the negative impact of interest accrued on debt financing, mainly due to increased indebtedness and higher interest rates; (ii) an ARS 225.0 million loss generated by net exchange differences mainly as a result of a higher liability position in US dollars; and (iii) an ARS 3.6 million loss derived from holding results from the placement of funds and other financial transactions.

It should be pointed out that the average exchange rate increased 5.1%, from ARS/USD 4.09 at the end of fiscal year 2011 to ARS/USD 4.30 at the end of fiscal 2012.

Gain (loss) on equity investees

Gain on our equity investees decreased 18.8%, from ARS 129.4 million in fiscal year 2011 to ARS 105.1 million in fiscal year 2012. This was primarily due to:

•	a reduction of ARS 21.7 million in fiscal year 2012 in income from related companies in our Real estate business;

•
we did not record income from our investment in BrasilAgro due to the consolidation of this company effective July 1, 2011. During fiscal year 2011 we had recorded a gain of ARS 9.5 million for the full period;

•
a lower loss of ARS 1.9 million from the result of our investment in Cactus Argentina S.A. as a result of the consolidation of such company effective January 1, 2011. During fiscal year 2011 we had recorded a loss of ARS 12.4 million for the six-month period ended December 31, 2010;

•
a lower loss of ARS 4.1 million in fiscal year 2012 as a result of the amortization of higher values generated by the combination of businesses, from a loss of ARS 10.6 million in fiscal year 2011 to a loss of ARS 6.5 million for fiscal year 2012; and

•
an increase of ARS 1.0 million in fiscal year 2012 as a result of our equity interest in Agro Uranga S.A. The result from our investment in such company was an ARS 4.7 million gain in fiscal year 2011, compared to an ARS 5.7 million gain in fiscal year 2012.

Other income and expenses, net

Other income and expenses, net, represented a higher net expense of 81.1%, from a net expense of ARS 22.8 million in fiscal year 2011 to a net expense of ARS 41.3 million in fiscal year 2012. These results were mainly due to the negative impact from the lower income derived from the sale of our equity interest in APSA Media, higher expenditures in donations and higher capital issuance expenses.

Management fee

Under the consulting agreement entered into with Consultores Asset Management S.A., we pay a fee equal to 10% of our net income for agricultural advisory services and other management services. The fees amounted to ARS 23.6 million in fiscal year 2011 and ARS 8.7 million in fiscal year 2012.

Income tax

Our income tax expense was ARS 110.1 million in fiscal year 2011 and ARS 13.4 million in fiscal year 2012. We recognize our income tax expense on the basis of the deferred tax liability method, thus recognizing temporary differences between accounting and tax assets and liabilities measurements. The main temporary differences for the Agriculture and cattle raising business derive from valuation of cattle stock and fixed assets sale and replacement, while those corresponding to the Real estate business derive from the sale and replacement of fixed assets.

For purposes of determining the deferred assets and liabilities, the tax rate expected to be in force at the time of their reversion or use, according to the legal provisions enacted as of the date of issuance of these financial statements (35%), has been applied to the identified temporary differences and tax losses.

Minority interest

Our minority interest decreased 46.1% from an ARS 175.0 million loss for fiscal year 2011 to an ARS 94.4 million loss in fiscal year 2012, mainly due to the ARS 44.1 million reduction in companies from the Real estate business.

Net income

Due to the above mentioned factors, our net income decreased 64.7%, from ARS 221.9 million for fiscal year 2011 to ARS 78.3 million in fiscal year 2012.

IFRS Implementation Plan: Progress Report

On April 29, 2010, our Board of Directors approved a specific plan for implementing the International Financial Reporting Standards (IFRS), which shall be mandatorily applicable as from the next fiscal year beginning on July 1, 2012. In conformity with the planned schedule, the Company has ended the staff training processes and initial diagnosis of differences in standards, and is implementing the necessary changes in processes and systems to adjust them to the new required standards.

Note 18 to the financial statements contains an explanation of the main effects resulting from the change in standards in connection with the information on the Company’s Shareholders’ Equity, including notes reconciling the shareholders’ equity, net income, other comprehensive results and cash flow statement reflecting the impact of the new valuation method that is applicable under the IFRS as compared to the Argentine GAAP.

Having monitored the specific plan for implementing the IFRS, to date our Board has not become aware of any circumstance calling for changes in the plan and/or hinting at any significant deviation from the stipulated objectives and terms.

Service Sharing Agreement entered into with IRSA and Alto Palermo

In view of the fact that our Company, IRSA and APSA have operating areas with certain similarities, the Board of Directors deemed it appropriate to implement alternative initiatives in due course aimed at reducing certain fixed costs in activities in order to reduce their impact on operating results, thereby taking advantage of and optimizing individual efficiencies of each company in the different areas of operations management. As a result, on June 30, 2004 our Company, IRSA and APSA entered into a Framework Agreement for the Exchange of Corporate Services, which was amended on August 23, 2007, August 14, 2008, November 27, 2009 and July 11, 2011.

At present, the Framework Agreement for the Exchange of Corporate Services among our Company, IRSA and APSA includes the following areas for purposes of the exchange of services: Human Resources, Finance, Institutional Relations, Administration and Control, Systems and Technology, Insurance, Messenger Services, Contracts, Audit and Control, Technical, Infrastructure and Services, Purchases, Architecture and Design, Development and Works, Real estate, Hotels and Tourism, Assistance to Board of Directors and Safety.

The exchange of services consists in the provision of services for value in relation to any of the above mentioned areas, carried out by one or more of the parties on behalf of the other party or parties to the same agreement, invoiced and payable primarily through offsetting based on the provision of services in any such areas, and secondarily in cash, in case of a difference in value of the services provided.

Under this agreement, the companies hired an external consulting company to review and evaluate on a six-month basis the criteria used in the settlement of corporate services, as well as the bases of distribution and supporting documentation used in the process, to be reflected in a report prepared for each six-month period.

On March 12, 2010 we entered into a new amendment to the Corporate Services Agreement with IRSA and APSA so as to simplify the issues arising from the consolidation of the financial statements resulting from the increase of our investment in IRSA. In this regard, our Board of Directors deemed it convenient and advisable for achieving such simplification, to unify in the Company and to assign to Cresud IRSA’s and APSA’s employment agreements. Effective since January 1, 2010, labor costs of such employees were transferred to our payroll, which have been distributed pursuant to the conditions of the Corporate Services Agreement.

Following the same spirit that gave rise to this procedure, in the future, and with the same objective of making the most efficient distribution of corporate resources among the different areas, this agreement may be extended or amended with respect to other areas shared by the Company with IRSA and APSA.

It should be noted that this procedure under analysis allows the Company, IRSA and APSA to maintain total independence and confidentiality in their strategic and commercial decisions, and that the allocation of costs and income is performed based on operating efficiency and equity principles, without pursuing individual economic benefits for the companies. The implementation of this project does not impair the identification of the economic transactions or services involved, or the effectiveness of internal control systems or internal and external audit work of each company, or the disclosure of the transactions subject to the Agreement in accordance with Technical Resolution No. 21 of the FACPCE. In addition, Alejandro Gustavo Elsztain is the General Coordinator while the operation and implementation are the responsibility of Daniel E. Mellincovsky on behalf of our Company, Cedric Bridger on behalf of IRSA, and Abraham Perelman on behalf of APSA, all of whom are members of the Audit Committees of their respective companies.

Prospects for Next Year

During this year, the agribusiness market suffered the effects of the drought in our region, directly impacting on our farms’ yields. In anticipation of this weather effect, we changed planting timing and methods. We hope that the next year will be a very good year for our production, as favorable rainfall levels are expected. For Argentina, the USDA forecasts an output of 28 million tons of corn and 55 million tons of soybean for the next season, whereas for Brazil it estimates an output of 70 million tons of corn and 81 million tons of soybean. We expect to plant approximately 213,000 hectares of crops in the whole region.

The context looks appealing for the segment. Prospects for commodity prices are good, hand in hand with the strong world demand for food and the stocks-to-use ratio in the United States, which has been plummeting during the last years. In addition, the United States is suffering the worst drought in the last years, which has led to a dramatic fall in production levels and expected yields of oilseed crops, with drops close to 15% in production as compared to the previous season.

We expect that prices will remain solid as concerns milk and beef cattle production and we continue to note sustained prices in land values, accompanying the growth in crop prices.

In terms of land value enhancement and transformation, we will continue to develop our land in Salta, Paraguay and Brazil. As concerns the farms in Salta, we developed 8,712 hectares in 2012 and we plan to develop approximately 7,565 additional hectares in the next fiscal year. In Paraguay, we will develop 5,250 hectares and we expect to improve our yields even further. In Brazil, we will develop 15,504 hectares.

Argentina we will continue with our strategy of supplementing agriculture in our own farms with agricultural activities in leased farms and in farms under concession. As regards leases, we may increase the leased area by taking advantage of this sector’s favorable outlook for next year. We will continue focusing on farms in core areas with more stable yields. As concerns our meatpacking plant, we have resumed operations and will continue working in hope that market conditions are more favorable and the segment regains profitability.

Finally, concerning our dairy business, we will maintain milk production concentrated in our state-of-the-art dairy facility in El Tigre, which we operate with high output levels.

We continue developing our regional expansion strategy. Having increased our control in BrasilAgro and following our purchase of two new farms in Bolivia, we are analyzing opportunities in other countries of the region with the objective to put together a regional portfolio with major development and appreciation potential.

Agribusiness offers very interesting prospects. We believe that companies such as Cresud, with a track record going back so many years and vast industry knowledge will have outstanding possibilities of taking advantage of the best opportunities arising in the market.

Board of Directors and Senior Management

We are managed by a board of directors, which consists of ten directors and four alternate directors. Each director and alternate director is elected by our shareholders at an annual ordinary meeting of shareholders for a three-year term, provided, however, that only one third of the board of directors is elected each year. The directors and alternate directors may be re-elected to serve on the board any number of times. There are no arrangements or understandings pursuant to which any director or person from senior managements is selected.

Our current board of directors was elected at the shareholders’ meetings held on October 29, 2009, October 29, 2010, and October 31, 2011 for terms expiring in the years 2012, 2013 and 2014, as the case may be. Our current directors are as follows:

Director(1)	Date of Birth	Position in Cresud	Term Expires (2)	Date of Current Appointment	Current Position Held Since
Eduardo S. Elsztain	01/26/1960	Chairman	06/30/14	10/31/11	1994
Saúl Zang	12/30/1945	First Vice-Chairman	06/30/14	10/31/11	1994
Alejandro G. Elsztain	03/31/1966	Second Vice-Chairman and CEO	06/30/13	10/29/10	1994
Gabriel A.G. Reznik	11/18/1958	Regular Director	06/30/12	10/29/09	2003
Jorge O. Fernández	01/08/1939	Regular Director	06/30/12	10/29/09	2003
Fernando A. Elsztain	01/04/1961	Regular Director	06/30/13	10/29/10	2004
David A. Perednik	11/15/1957	Regular Director and Chief Administrative Officer	06/30/13	10/29/10	2004
Pedro D. Labaqui Palacio	02/22/1943	Regular Director	06/30/12	10/29/09	2006
Daniel E. Mellincovsky	01/17/1948	Regular Director	06/30/14	10/31/11	2008
Alejandro G. Casaretto	10/15/1952	Regular Director	06/30/14	10/31/11	2008
Salvador D. Bergel	04/17/1932	Alternate Director	06/30/14	10/31/11	1996
Gastón A. Lernoud	06/04/1968	Alternate Director	06/30/14	10/31/11	1999
Enrique Antonini	03/16/1950	Alternate Director	06/30/13	10/29/10	2007
Eduardo Kalpakian	03/03/1964	Alternate Director	06/30/13	10/29/10	2007
(1)	The business address of our management is Cresud S.A.C.I.F.I. y A., Moreno 877, 23rd Floor, (C1091AAQ) Buenos Aires, Argentina.
(2)	Term expires at the annual ordinary shareholders’ meeting.

Jorge Oscar Fernandez, Pedro Dalmaso Labaqui Palacio, Daniel Elias Mellincovsky, Enrique Antonini and Eduardo Kalpakian, qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution N° 400/2002.

The following is a brief biographical description of each member of our board of directors:

Eduardo Sergio Elsztain. Mr. Elsztain studied Economic Sciences at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business for more than twenty years. He is the also chairman of the board of directors of Alto Palermo, IRSA, Consultores Asset Management S.A., BACS Banco de Crédito & Securitización S.A. (“BACS”), Banco Hipotecario S.A. and BrasilAgro, among other companies. He is Fernando A. Elsztain’s cousin and Alejandro G. Elsztain’s brother.

Saúl Zang. Mr. Zang obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is a member of the International Bar Association (Asociación Internacional de Abogados) and the Interamerican Federation of Lawyers (Federación Interamericana de Abogados). He is a founding member of the law firm Zang, Bergel & Viñes. He is chairman of Puerto Retiro S.A., first vice-chairman of IRSA, and vice-chairman of Alto Palermo S.A., Tarshop S.A. and Fibesa S.A., among other companies. He is also director of Banco Hipotecario, Nuevas Fronteras S.A., BrasilAgro and Palermo Invest S.A., among other companies.

Alejandro Gustavo Elsztain.  Mr. Elsztain obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). Currently he is chairman of Fibesa, Agrology S.A., second vice-chairman of IRSA and executive vice-chairman of Alto Palermo. He is also vice-chairman of Nuevas Fronteras, Inversora Bolivar S.A., and Hoteles Argentinos. He is also director of BrasilAgro, among other companies. Alejandro G. Elsztain is brother of our Chairman Eduardo S. Elsztain and cousin of our Director Fernando A. Elsztain.

Gabriel A. G. Reznik. Mr. Reznik obtained a degree in Civil Engineering from University of Buenos Aires (Universidad de Buenos Aires). He worked for IRSA since 1992 until May 2005 at which time he resigned. He formerly worked for an independent construction company in Argentina. He is an alternate director of Puerto Retiro S.A. and Fibesa, as well as member of the board of Banco Hipotecario, among other companies.

Jorge Oscar Fernández. Mr. Fernández obtained a degree in Economic Sciences from University of Buenos Aires (Universidad de Buenos Aires). He has performed professional activities at several banks, financial corporations, insurance firms and other companies related to financial services. He is also involved in many industrial and commercial institutions and associations.

Fernando Adrián Elsztain. Mr. Elsztain studied architecture at University of Buenos Aires (Universidad de Buenos Aires). He has been engaged in the real estate business as a consultant and as managing officer of a real estate company. He is chairman of the board of directors of Llao Llao Resorts S.A., Palermo Invest S.A. and Nuevas Fronteras S.A. He is also a director of IRSA, Alto Palermo and Hoteles Argentinos and alternate director of Puerto Retiro, among other companies. He is cousin of our CEO, Alejandro Elsztain, and of our Chairman, Eduardo S. Elsztain.

Pedro Dalmaso Labaqui Palacio. Mr. Labaqui obtained a law degree from University of Buenos Aires (Universidad de Buenos Aires). He is also director of Bapro Medios de Pago S.A., Permanent Syndic of Bayfe S.A. Fondos Comunes de Inversión, director and member of the Supervisory Committee of J. Minetti S.A.; and Director of REM Sociedad de Bolsa S.A.

David Alberto Perednik.  Mr. Perednik obtained a degree in accounting from University of Buenos Aires (Universidad de Buenos Aires). He has worked for several companies such as Marifran Internacional S.A., a subsidiary of Louis Dreyfus Amateurs where he worked as Financial Manager from 1986 to 1997. He also worked as a Senior Consultant in the administration and systems department of Deloitte & Touche from 1983 to 1986. He is also chief administrative officer of IRSA and Alto Palermo.

Daniel E. Mellincovsky. Mr. Mellincovsky obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He has served as director of several companies of the agricultural, food supplies, financial and hotel development sectors.

Alejandro Gustavo Casaretto. Mr. Casaretto obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He has served as our technical manager, farm manager, and technical coordinator since 1975.

Salvador Darío Bergel. Mr. Bergel obtained a law degree and a PhD from Litoral University (Universidad Nacional del Litoral). He is a founding partner of Zang, Bergel & Viñes and a consultant at Repsol YPF S.A. He is also alternate director of IRSA and Alto Palermo.

Gastón Armando Lernoud. Mr. Lernoud obtained a law degree from El Salvador University (Universidad de El Salvador) in 1992. He obtained a Masters degree in Corporate Law in 1996 from Palermo University (Universidad de Palermo). He was a senior associate member of Zang, Bergel & Viñes law firm until June 2002, when he joined our lawyers team.

Enrique Antonini. Mr. Antonini holds a degree in law from the University of Buenos Aires (Universidad de Buenos Aires).  He is currently a member of the board of directors of Banco Mariva S.A. (since 1992), Mariva Bursátil S.A. (since 1997).  He has also served as director of IRSA from 1993 to 2002. He is a member of the Argentine Banking Lawyers Committee and the International Bar Association.

Eduardo Kalpakian.  Mr. Kalpakian holds a degree in business from the University of Belgrano. He has also an MBA from the CEMA University of Argentina. He has been director for 25 years of Kalpakian Hnos. S.A.C.I., a leading carpet manufacturer and flooring distributor in Argentina, and is currently is vice-chairman of its board and CEO. He is also vice-chairman of the board of La Dormida S.A.A.C.E I.

Employment contracts with our directors and certain senior managers

We do not have written contracts with our directors. However, Messrs. Eduardo Elsztain, Saúl Zang, Alejandro Elsztain, Fernando Elsztain, David Perednik and Alejandro Casaretto are employed by us under the Labor Contract Law No. 20,744. Matías Gaivironsky and Carlos Blousson, senior managers of our Company, are also subject to the above mentioned Law.

Law No. 20,744 governs certain conditions of the labor relationship, including remuneration, protection of wages, hours of work, holidays, paid leave, maternity protection, minimum age requirements, protection of young workers and suspension and termination of the contract.

Senior Management

Designation of our Senior Management
Our board of directors appoints and removes the senior management. Senior management performs its duties in accordance with the instructions of our board of directors. There are no arrangements by which a person is selected as a member of our senior management.

Information about our Senior Management
The following table shows information about our current senior management:

Name	Date of Birth	Position	Current Position Held Since

Alejandro G. Elsztain	03/31/1966	CEO	1994
Carlos Blousson	09/21/1963	Chief Executive Officer for Argentina, Bolivia and Paraguay Operations	2008
David A. Perednik	11/15/1957	Chief Administrative Officer	1997
Matías I. Gaivironsky	02/23/1976	Chief Financial Officer	2011

The following is a biographical description of each of our senior managers who are not directors:

Carlos Blousson. Mr. Blousson obtained a degree in agricultural engineering from University of Buenos Aires (Universidad de Buenos Aires). He has been working as our Chief Sales Officer since 1996. Prior to joining us, he worked as a futures and options operator at Vanexva Bursátil –Sociedad de Bolsa. Previously, he worked as a farm manager and a technical advisor at Leucon S.A.

Matías Gaivironsky. Mr. Gaivironsky obtained a degree in business in the University of Buenos Aires (Universidad de Buenos Aires). He holds a Master in Finance from CEMA University. Since 1997 he has held several positions in Cresud, IRSA and APSA. Since December 2011 he has been CFO. Previously, in 2008 he was Tarshop’s CFO.

Executive Committee
Pursuant to our by-laws, our day-to-day business is managed by an executive committee consisting of a minimum of four and a maximum of seven directors and one alternate member, among which there should be the chairman, first vice-chairman and second vice-chairman of the board of directors. The current members of the Executive Committee are Messrs. Eduardo S. Elsztain, Saúl Zang, and Alejandro Elsztain.

The executive committee is responsible for the management of the day-to-day business pursuant to authority delegated by our board of directors in accordance with applicable law and our by-laws. Our by-laws authorize the executive committee to:

•	designate the managers and establish the duties and compensation of such managers;
•	grant and revoke powers of attorney to attorneys-at-law on behalf of us;
•	hire, discipline and fire personnel and determine wages, salaries and compensation of personnel;
•	enter into contracts related to our business;
•	manage our assets;
•	enter into loan agreements for our business and set up liens to secure our obligations; and
•	perform any other acts necessary to manage our day-to-day business.

Supervisory Committee
Our Supervisory Committee is responsible for reviewing and supervising our administration and affairs, and verifying compliance with the bylaws and the decisions adopted at shareholders’ meetings. The members of the Supervisory Committee are appointed at the annual general ordinary shareholders’ meeting for a term of one year. The Supervisory Committee is composed of three members and three alternate members.

The following table shows information about the members of our Supervisory Committee, who were elected in the annual general ordinary shareholders’ meeting which was held on October 31, 2011:

Member	Date of Birth	Position
José Daniel Abelovich	07/20/1956	Member
Marcelo Héctor Fuxman	11/30/1955	Member
Noemí Cohn	05/20/1959	Member
Alicia Rigueira	12/02/1951	Alternate Member
Roberto Murmis	04/07/1959	Alternate member
Sergio L. Kolaczyk	11/28/1964	Alternate member

All members of the supervisory committee qualify as independent, in accordance with Comisión Nacional de Valores’ Resolution No. 400/2002.

Set forth below is a brief biographical description of each member of our Supervisory Committee:

José Daniel Abelovich. Mr. Abelovich obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a founding member and partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. Formerly, he had been a manager of Harteneck, López y Cía/Coopers & Lybrand and has served as a senior advisor in Argentina for the United Nations and the World Bank. He is a member of the Supervisory Committees of IRSA, Alto Palermo, Shopping Alto Palermo, Hoteles Argentinos, Inversora Bolívar, and Banco Hipotecario S.A.

Marcelo Héctor Fuxman. Mr. Fuxman obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). He is a partner of Abelovich, Polano & Asociados S.R.L. / Nexia International, a public accounting firm in Argentina. He is also a member of the Supervisory Committee of IRSA, Alto Palermo, Shopping Alto Palermo, Inversora Bolívar, and Banco Hipotecario S.A.

Noemí Ivonne Cohn. Mrs. Cohn obtained a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mrs. Cohn is a partner at Abelovich, Polano & Asociados S.R.L. / Nexia International a public accounting firm in Argentina, and works in the audit area. Mrs. Cohn worked in the audit area in Harteneck, Lopez and Company, Coopers & Lybrand in Argentina and in Los Angeles, California. Mrs. Cohn is member of the Supervisory Committee of Cresud and IRSA, among other companies.

Alicia Graciela Rigueira. Mrs. Rigueira holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Since 1998 she has been a manager at Estudio Abelovich, Polano & Asociados / Nexia International. From 1974 to 1998, Mrs. Rigueira performed several functions in Harteneck, Lopez y Cia. affiliated with Coopers & Lybrand. Mrs. Rigueira lectured at the School of Economic Sciences of Lomas de Zamora University.

Roberto Daniel Murmis. Mr. Murmis holds a degree in accounting from the University of Buenos Aires (Universidad de Buenos Aires). Mr. Murmis is a partner at Abelovich, Polano & Asociados S.R.L / Nexia International. Mr. Murmis worked as an advisor to the Public Revenue Secretariat. Furthermore, he is a member of the Supervisory Committee of IRSA, Shopping Alto Palermo, Futuros y Opciones S.A., and Llao Llao Resorts S.A.

Sergio Leonardo Kolaczyk. Mr. Kolaczyk obtained a degree in accounting from the Universidad de Buenos Aires (Universidad de Buenos Aires). He is a professional of Abelovich, Polano & Asociados S.R.L. / Nexia International. He is also an alternate member of IRSA’s and APSA’s Supervisory Committee.

Audit Committee
Management uses the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO Report”) to assess effectiveness of internal control over financial reporting.

The COSO Report sets forth that internal control is a process, effected by an entity’s board of directors, management and other personnel, designed to provide reasonable assurance regarding the achievement of the entity’s objectives in the following categories:

•	Effectiveness and efficiency of operations

•	Reliability of financial reporting

•	Compliance with applicable laws and regulations

Based on the above, a company’s internal control system involves all levels of the company actively involved in exercising control:

•	the board of directors, by establishing the objectives, principles and values, setting the tone at the top and making the overall assessment of results;

•
the management of each area is responsible for internal control in relation to objectives and activities of the relevant area, i.e. the implementation of policies and procedures to achieve the results of the area and, therefore, those of the entity as a whole;

•	the other personnel plays a role in exercising control, by generating information used in the control system or taking action to ensure control.

In accordance with the Regime of Transparency in Public Offerings provided by Decree No. 677/01, the regulations of the Comisión Nacional de Valores and Resolutions No. 400 and 402 of the Comisión Nacional de Valores, our board of directors established an audit committee which would focus on assisting the board in exercising its duty of care, compliance with disclosure requirements, the enforcement of accounting policies, the management of our business risks, the management of our internal control systems, ethical conduct of our businesses, monitoring the sufficiency of our financial statements, our compliance with the laws, independence and capacity of independent auditors and performance of audit duties both by our company and our external auditors.

On November 3, 2008, our board of directors appointed Jorge Oscar Fernández, Pedro Damaso Labaqui Palacio, and Daniel Elías Mellincovsky, all of them independent members, as members of the audit committee. The board of directors named Jorge Oscar Fernández as the financial expert in accordance with the relevant SEC rules. We have a fully independent audit committee as per the standards provided in Rule 10(A)-3(b)(1).

Compensation

Compensation of directors
Under Argentine law, if the compensation of the members of the board of directors is not established in the by-laws of the company, it should be determined by the shareholders’ meeting. The maximum amount of total compensation to the members of the board of directors, including compensation for technical or administrative permanent activities, cannot exceed 25% of the earnings of the company. That amount should be limited to 5% when there is no distribution of dividends to shareholders, and will be increased proportionally to the distribution. When one or more directors perform special commissions or technical or administrative activities, and there are no earnings to distribute, or they are reduced, the shareholders’ meeting may approve compensation in excess of the above-mentioned limits.

The compensation of our directors for each fiscal year is determined pursuant to Argentine law, and taking into consideration whether the directors performed technical or administrative activities and our fiscal year’s results. Once the amount is determined, it is considered at the shareholders’ meeting.

At our shareholders’ meeting held on October 31, 2011, the shareholders approved an aggregate compensation of ARS 7,383,837 for all of our directors for the fiscal year ended June 30, 2011. At the end of the current fiscal year, the above mentioned compensation had been paid in full.

Compensation of Supervisory Committee
The shareholders’ meeting held on October 31, 2011 further approved by majority vote not to pay a compensation to our Supervisory Committee.

Compensation of Senior Management
Our senior management is paid a fixed amount established by taking into consideration their background, capacity and experience and an annual bonus which varies according to their individual performance and our results.

The total and aggregate compensation of our senior management for the fiscal year 2011/2012 ended June 30, 2012 was ARS 4.04 million.

Compensation of the Audit Committee

The members of our Audit Committee do not receive additional compensation other than that received for their services as members of our board of directors.

Capitalization Program for our executive staff

During the fiscal year ended June 30, 2007, the Company developed the design of a capitalization program for its executive staff consisting in contributions made by both the employees and the Company.

Such program is intended for certain employees selected by the Company that it wishes to retain by increasing employee total compensation by means of an extraordinary reward in so far as certain requirements are fulfilled.

The payment of contributions into the plan and participation therein are voluntary. Once the intended beneficiary accepts to take part in the plan, he/she may make two types of contributions: a monthly contribution based on his/her salary and an extraordinary contribution, based on his/her annual bonus. It is suggested that contributions should be of up to 2.5% of salaries and of up to 7.5% of the annual bonus. And then there is the contribution payable by the Company which shall amount to 200% of the monthly contributions and of 300% of the extraordinary contributions made by the employees.

The funds resulting from the contributions made by the participants are transferred to an independent financial vehicle, specially created and situated in Argentina in the form of a mutual fund with the approval of the Argentine Securities Commission. These funds can be freely redeemed at the request of participants.

The funds resulting from the contributions made by both companies are transferred to another independent financial vehicle, separate from the one previously mentioned.

In the future, the participants shall have access to 100% of the benefits under the plan (that is, including the contributions made by the Company for the benefit of the employees into the financial vehicle specially created) in any of the following circumstances:

▪	ordinary retirement as prescribed by labor law
▪	total or permanent disability, and
▪	death.

In case of resignation or termination without good cause, the participant may redeem the amounts contributed by us only if he or she has participated in the Plan for at least 5 years and if certain conditions have been fulfilled.

During this fiscal year, the Company has made contributions to the plan for ARS 3,474.

Long Term Incentive Program
The Company has developed a long term incentive and retention stock program for its management team and key employees under which contributions are made by both the program participants and the Company. At its sole discretion, the Company plans to repeat the plan for an additional fiscal year (2012-2013) under the same or other conditions, with the possibility of providing an extraordinary reward consisting of freely available shares payable on a single opportunity in September 2014.

The beneficiaries under the Plan are invited to participate by the Board of Directors and their decision to access the Plan is voluntary. Once an officer agrees to participate, he or she may make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, and in the first year the contribution made by the Company is ten times the amount of the employee’s contribution. The contributions and/or shares of the Company that are purchased with these funds will be transferred to special purpose vehicles. The contributions for the next fiscal years will be defined after the closing of each fiscal year.

In the future, the Participants or their successors in interest will have access to 100% of the benefit (the Company’s contributions made in their name) in the following cases:

•	if an employee resigns or is dismissed for no cause, he or she will be entitled to the benefit only if 5 years have elapsed from the moment of each contribution

•	retirement

•	total or permanent disability

•	death

Dividends and Dividend Policy
Pursuant to Argentine law, the distribution and payment of dividends to shareholders is valid only if they result from net and realized earnings of the company pursuant to annual audited financial statements approved by the shareholders. The approval, amount and payment of dividends are subject to the approval by our shareholders at our annual ordinary shareholders’ meeting. The approval of dividends requires the affirmative vote of a majority of the shares entitled to vote at the meeting.

In accordance with Argentine law and our by-laws, net and realized profits for each fiscal year are allocated as follows:

•	5% of such net profits is allocated to our legal reserve, until such reserve amounts to 20% of our capital stock;

•	a certain amount determined at a shareholders’ meeting is allocated to compensation of our directors and the members of our supervisory committee; and

•	additional amounts are allocated for the payment of dividends or to optional reserve funds, or to establish reserves for whatever other purpose our shareholders determine.

The following table shows the dividend payout ratio and the amount of dividends paid on each fully paid common share for the mentioned years. Amounts in Pesos are presented in historical, non-inflation adjusted Pesos as of the respective payment dates and refers to our unconsolidated dividends. See “Exchange Controls”.

Year	Total Dividend	Dividend per Common Share (1)
	(ARS MM)	(ARS)
1996	—	—
1997	—	—
1998	3.8	0.099
1999	11.0	0.092
2000	1.3	0.011
2001	8.0	0.030
2002	—	—
2003	1.5	0.012
2004	3.0	0.020
2005	10.0	0.059
2006	5.5	0.024
2007	8.3	0.026
2008	20.0	0.040
2009	60.0	0.121
2010	—	—
2011	69.0	0.138
2012	63.8	0.149

(1)
Corresponds to per share payments. To calculate the dividend paid per ADS, the payment per share should be multiplied by ten. Amounts in Pesos are presented in historical Pesos as of the respective payment date. See “Exchange Controls”.

Future dividends with respect to our common shares, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, contractual restrictions, business opportunities, provisions of applicable law and other factors that our shareholders at a general shareholders’ meeting may deem relevant. As a result, we cannot give you any assurance that we will pay any dividends at any time in the future.

On November 13, 2009, the Board of Directors resolved to start the process of ratable attribution and allocation among our shareholders, of 25,000,000 (twenty-five million) treasury shares of $1 par value each and entitled to one vote per share, issued by us and purchased by us, too, in the midst of the disruptions faced by the domestic and international markets during fiscal year 2008-2009.

On December 29, 2009, we reported that as a result of the ratable attribution and allocation of treasury shares among our shareholders, the terms and conditions of the outstanding warrants were amended as set forth below:

Number of shares issuable per warrant:

•	Before attribution: 0.33333333

•	After attribution: 0.35100598

Price of shares issuable upon exercise of warrants:

•	Before attribution: USD 1.6800

•	After attribution: USD 1.5954

Market Information

Our common shares are traded in Argentina on the Buenos Aires Stock Exchange, under the trading symbol “CRES.” Since March 1997, our ADRs, each presenting 10 common shares, have been listed on the NASDAQ under the trading symbol “CRESY.” The Bank of New York is the depositary with respect to the ADRs.

The table below shows the high and low daily closing prices of our common shares in Pesos and the quarterly trading volume of our common shares on the Buenos Aires Stock Exchange for the first quarter of 2008 through June 2012. The table also shows the high and low daily closing prices of our ADRs in U.S. dollars and the quarterly trading volume of our ADRs on the NASDAQ for the first quarter of 2003 through August 2012. Each ADR represents ten common shares.

	Buenos Aires Stock Exchange			NASDAQ
		Price Per Share (ARS)		USD per ADR
	Share Volume	High	Low	ADS Volume	High	Low
Fiscal Year 2008
1st Quarter	3,129,519	6.87	5.43	8,713,926	21.71	16.25
2nd Quarter	4,255,009	7.45	5.43	8,618,274	23.76	17.14
3rd Quarter	11,565,947	5.84	4.53	12,236,895	18.84	13.99
4th Quarter	8,008,908	5.43	4.71	11,790,596	16.98	14.48
Annual	26,959,383	7.45	4.53	41,359,691	23.76	13.99
Fiscal Year 2009
1st Quarter	3,832,884	4.66	3.25	9,269,938	14.8	10.50
2nd Quarter	4,532,498	3.41	1.73	16,198,697	10.69	4.67
3rd Quarter	1,378,325	3.25	2.40	8,122,339	9.11	6.38
4th Quarter	3,117,046	4.30	2.68	8,690,362	11.03	7.16
Annual	12,860,753	4.66	1.73	42,281,336	14.80	4.67
Fiscal Year 2010
1st Quarter	2,369,556	5.12	3.41	15,517,433	13.49	8.82
2nd Quarter	1,497,135	5.54	4.65	5,371,047	15.89	11.17
3rd Quarter	3,059,016	6.00	4.42	11,335,218	15.89	11.17
4th Quarter	1,621,468	5.64	4.44	3,741,122	14.50	11.28
Annual	8,547,175	6.00	3.41	35,964,820	15.89	8.82
Fiscal Year 2011
1st Quarter	3,281,751	6.55	6.55	6,069,472	16.58	11.55
2nd Quarter	3,070,201	7.87	6.56	8,671,782	19.93	16.04
3rd Quarter	1,534,934	7.90	7.00	5,729,814	19.17	16.83
4th Quarter	827,430	7.69	6.45	4,243,179	18.28	14.68
Annual	8,717,443	7.90	4.70	24,964,491	19.93	11.55
Fiscal Year 2012
1st Quarter	812,635	7.03	5.30	5,037,399	16.68	10.82
2nd Quarter	644,629	5.95	4.68	5,890,807	12.32	10.27
3rd Quarter	609,305	6.90	5.33	10,708,801	13.53	11.33
4th Quarter	1,328,881	6.45	4.45	15,006,469	12.20	6.94
Annual	3,395,450	7.03	4.45	36,643,476	16.68	6.94
June 2012	475,377	5.10	4.45	3,841,762	7.71	6.94
July 2012	413,072	5.87	4.83	2,819,765	8.72	7.43
August 2012*	100,805	5.84	5.50	743,634	8.90	8.38

(*) Data as of August 14, 2012

Source: Bloomberg

As of June 30, 2012 the outstanding ADRs represented 46,573,781 ADSs (equivalent to 465,737,808 common shares or 92.86% of our capital stock).

Exhibit I: Corporate Governance Report

General Resolution CNV 606/2012 of the Argentine Securities Commission (CNV)
Following the guidelines set by Decree No. 677/01, which established the Regime of Transparency in Public Offerings, the Argentine Securities Commission (CNV) has issued General Resolution No. 606/2012 for enforcing good corporate governance practices and providing a legal framework rooted in its former General Resolution No. 516/07, which is amended and replaced by General Resolution No. 606/2012.

The purpose of General Resolution 606/2012 is to protect the interests of investors, creditors and the public in general and prevent the information available to investors from being inconsistent with the required transparency standards relating to internal and external corporate controls and in particular the disclosure of information that should be known by the market and its players.

In its capacity as control agency, the CNV believes, based on national and international evidence, that good corporate governance practices will mitigate the occurrence of conflicts of interest and will positively impact on the companies’ performance and their valuation in the market.

Moreover, the CNV understands that having in place a Corporate Governance Code provides an instrument for review by potential investors and reduces such entities’ financing costs. It is structured on the basis of principles and recommendations or minimum good practices, that provide general concepts which frame and incarnate every good corporate governance system, and the recommendations contained in Resolution 606/2012 offer an adequate framework for issuers to apply those principles within their companies, which should be enforced and updated on an annual and quarterly basis.

As concerns its initial effective date, its provisions should be observed on an annual basis by issuer companies with fiscal years starting as from January 1, 2012.

1)	These companies are publicly traded companies; and

2)	companies that apply for authorization to offer their securities to the public.

a)	On an annual basis, the companies shall:

Forward, in addition to the documents required under the applicable laws, together with the Annual Report on the company’s performance for the fiscal year, and in compliance with the requirements set forth in Section 66 of Law No. 19,550, a separate exhibit containing a report on the degree of compliance with the Corporate Governance Code.

In such filing, the Board of Directors shall:

(i)	report whether it observes all the principles and recommendations included in the Corporate Governance Code, and how it does so; or

(ii)
explain the reasons why it observes only in part or fails to observe such principles and recommendations and report whether in the future the Issuer plans to include those aspects which are not currently adopted.

b)	Every three months:

In addition to the requirements set forth in the applicable laws, Issuers shall submit their interim financial statements prepared in accordance with sections 62 to 65 of Law No. 19,550 and, as concerns their preparation, in compliance with the provisions contained in Exhibit I to Decree 606/12. If a company prepares its financial statements applying International Financial Reporting Standards, it may present its interim financial statements in condensed form, as set forth in International Accounting Standard No. 34.

In addition, it provides that the Supervisory and/or Surveillance Committee shall have responsibility for verifying the truthfulness of the information supplied as concerns the degree of compliance with the Corporate Governance Code, and it establishes that its assessment must be reflected in its fiscal year-end report.

At present, the Company is actively working on adapting its internal regulations to the contents and recommendations included in CNV’s Resolution 606/2012, which shall become enforceable vis-à-vis the Company for the fiscal year staring on July 1, 2012.

This notwithstanding, already in 2010, our Board of Directors approved the report prescribed by the Code, which constitutes an integral part of these financial statements and whose material contents are transcribed below:

1) Relationship between the Issuer and the Conglomerate. The Board must thoroughly report any policies applicable to the relationship between the issuer and the conglomerate as such and its integral parts, if any.

In particular, the Board must report the transactions with affiliates and related companies and, in general, those that might be relevant to determine the degree of effectiveness and compliance with the loyalty, diligence and independence duties. Furthermore, the Board must report the transactions conducted with shareholders, management and the Board.

In connection with related companies, it is Company policy to enter into transactions in arm’s length conditions.

The transactions with related parties are, as prescribed by the law, subject to the Audit Committee’s opinion. The Audit Committee analyzes the reasonableness of transactions in the terms of Executive Decree No. 677/01 and issues reports in this respect.

In the event of the Company conducting transactions with its shareholders, management and/or the Board, it shall abide by the provisions under Law No. 19,550, section 271.

2) Inclusion of Corporate Governance matters in the Company’s By-laws. The Board must assess whether its Corporate Governance Code provisions are to be reflected, in whole or in part, in the Company’s by-laws, including the Board’s specific and general duties. The Board must make sure that the Company’s By-laws should lay down rules to compel directors to disclose any personal interests related to the decisions submitted to Board consideration in order to avoid conflicts of interest.

The Board of Directors considered that some of the provisions referred to in the Corporate Governance Code (hereinafter, the “Code”) were already included in the Company’s by-laws and in other cases they were already within the scope of Argentina’s currently applicable corporate law legislation.

However, the Board has understood that for the time being, other Code provisions should not be included in the current wording of the By-laws because if they were changed and/or fine-tuned in the future, the need would arise for amending the By-laws accordingly and this would be burdensome and costly. It is thus the Board’s understanding that the configuration of the new Code as a body separate from the By-laws would help to its enforcement and contribute to a more agile review and adaptation of provisions, as necessary, based on whether the law mandates such inclusion or whether conduct of business calls for it.

As regards the Directors’ duty to avoid conflicts of interest, the Board considers that its actions are aligned to the Argentine Companies Law, Sections 272 and 273, and specifically to the provisions concerning this matter and that the Company’s Code of Ethics (hereinafter “Ethics”) deals specifically with this matter. Additionally, the Company’s transactions are underpinned by counterparty analyses, including suppliers, in order to identify potential related parties and thus prevent conflicting interests.

ABOUT THE BOARD IN GENERAL

3) The Board is responsible for the Company’s Strategy. The Board of Directors is in charge of managing the Company and approving the general policies and strategies appropriate to the different phases in the Company’s life cycles and in particular:

a) The strategic and/or business plan, as well as management objectives and annual budgets;

b) Investment and funding policies;

c) Corporate Governance policies;

d) Enterprise Social Responsibility policies;

e) Risk control and management policies as well as any other policy aimed at a regular follow-up on the Company’s internal reporting and control systems; and

f) The implementation of continuous education programs targeted at directors and management executives.

Being an essential part, and the raison d'être, of its management actions, the strategic and business plan for the Company is laid down by the Board. The Board also lays down and sets, together with the appropriate departments, management objectives and the annual budget.

In harmony with the preceding sub-paragraph, the Board considers, on an annual basis, the Company’s planned investments and the appropriate financing requirements.

The Company has in place Corporate Governance policies (in accordance with the Argentine Executive Decree No. 677/01 and/or the Sarbanes-Oxley Act) and the Board is responsible for approving the report on the Corporate Governance Code.

The Company has in place policies in this respect, such as those implemented through donation to non-profits as would be the case of the donations channeled through the IRSA foundation. The Company also has in place policies to recycle paper and other reusable materials such as plastics and disposable packaging.

The Company enforces the US Sarbanes-Oxley Act as concerns business controls, corporate level controls and general controls through information technology. In this respect, the Board has approved organization-wide risk management control policies and sees to it that they are permanently updated. The same holds true in connection with internal reporting and control systems, which are deployed by the IT, Organization and Methods and Internal Audit departments, responsible in turn for keeping the Board abreast of new developments through the Audit Committee.

There are continuous education programs for directors and management executives, as discussed in further detail in paragraph 11).-

4) Management Control. The Board is duty-bound to verify that the above-mentioned strategies and policies are implemented, that the budget and the operations plan are met and to control management performance, i.e., to make sure that management meets the objectives laid down, including expected profits, in furtherance of the Company’s corporate interest.

The Company has in place a management control system pursuant to which each department is responsible for administering its budget and for seeing to it that it is duly executed; mandatory signature authority levels are assigned based on transaction amounts, etc. This control system is permanently monitored by the Internal Audit Department.

On a quarterly basis, the Board assesses the degree of compliance with the annual budget, analyzes the potential causes of any deviations from budget and recommends to management any necessary corrective measures in furtherance of the Company’s corporate interest in order to align them with each matter’s best practices.

5) Reporting and Internal Control. Risk Management. The Board must report on whether it relies on risk control and management policies, stating also whether these are permanently updated in line with the applicable best practices and also on whether it relies on other policies which, in the same nature, are aimed at a periodical follow-up on the Company’s internal information and control systems.

The Company enforces these policies.

In this respect, there are internal committees, such as IT Security and Risks, that are permanently updating their activities in line with the best practices criteria.

6) Audit Committee. The Board of Directors must state whether the Audit Committee members are nominated by any of its members or only by its Chairman.

The Company has had an Audit Committee in place which has had an active role since the year that audit committees became a legal requirement. The Company’s Audit Committee is made up by three independent members as prescribed by the applicable legal provisions.

The members of the Audit Committee are nominated by the Board in its entirety, in line with the provisions under Executive Decree No. 677/01 and they are chosen by a unanimous vote.

7) Number of Board Members. The Board of Directors is made up by the directors appointed by the Shareholders’ Meeting, or, if applicable, by the Supervisory Committee, in accordance with the requirements laid down in the Company’s By-laws.

The Board of Directors must determine, on a case-by-case basis, in harmony with the size of the issuer and abiding by the decision-making procedure, if its numerical composition is adequate so that, should the need arise, a well-grounded proposal should be submitted to the Shareholders’ Meeting to request a change in the Board’s numerical composition.

The numerical composition of the Board must include a sufficient number of independent directors. The Board must create a sufficient number of committees to carry out its mission effectively and efficiently.

As provided by the Argentine Companies Law and the Company’s Bylaws, the Board of Directors is appointed by the Shareholders’ Meeting.

As a matter of principle, the Board is made up by reliable prominent individuals of integrity, reputation and demonstrated ethics. Besides, they must be free from conflicts of interest and have enough time available to discharge their functions, which must be performed in full observance of the Company’s values; they should have demonstrated skills in the matters concerning their missions, master the best practices in corporate governance, be seasoned in legal entities management and possess a full understanding of the role to be played by a publicly traded company.

It is the Board’s understanding that in the light of the current circumstances and the size of the issuer, the number of directors laid down in the Company’s by-laws is fit and sufficient for the Company to conduct business guided by its management objectives for the fiscal year.

Besides, the Company has established several committees to focus closely on various aspects which require specific attention in light of the corporate management and kind of business involved.

8) Board Membership. The Board of Directors must determine whether the enforcement of a policy geared towards the involvement of former executives in management is in the Company’s best interest and make any relevant recommendations.

The Board understands that for the time being there is no need to establish an express policy to permit former executives to participate in management. However, it does not rule it out either in so far as these executives’ knowledge of the Company and their experience add a plus to their qualifications as directors, which are estimated to contribute to more efficient management.

9) Multiple Directorships. The Board must examine the advisability of directors and/or statutory auditors serving as such on a limited number of entities or the relevance of this aspect and make any recommendations it may see fit.

The Board finds it advisable for its members and statutory auditors to serve on the board of other companies making up the same conglomerate/group of companies as it helps to add synergies, reduce operating costs and ensure harmonious operation in the various companies, on top of the advantages this lends to management activities themselves and the market experience that is gained.

10) Board Performance Assessment. The Board of Directors must, before holding the Ordinary Shareholders’ Meeting called to consider and adopt resolutions concerning the matters detailed in the Argentine Companies Law section 234, sub-sections 1 and 2, evaluate its own performance. To that end, the Board must prepare, in writing, a guide for assessing and laying down the criteria necessary to measure its performance.

As mandated by the Argentine Companies Law, the Board submits its own actions to the consideration by the Shareholders’ Meeting every year. The Company drafts an annual report that is made available to the shareholders, corporate governance bodies and regulators, in advance as prescribed by the applicable statutory terms and along the lines established by current rules and regulations, prior to the date set for the shareholders’ meeting, which is deemed sufficient for those concerned to duly weigh the information.

11) Director Training and Development. The Board must establish a continuous education program for its members and management executives in order to maintain and refresh their knowledge and skills and to boost Board efficacy overall.

The Company encourages its members to take part in training and professional update activities. In this respect, the Company has a policy in place, annually determined by the Board and senior management. In the Board’s opinion, it is vital to improved business management that the Company’s officers should be permanently updated and take part in local and international congresses and events in their respective fields of expertise.

DIRECTOR INDEPENDENCE CRITERIA

12) Independent Directors. The Board of Directors must determine if the party that nominates a director is duty-bound to outwardly express, for public disclosure, sufficient evidence in support of his/her independence and make any relevant recommendations.

When it comes to director independence criteria, independent director nominations are accompanied by the reasons and sufficient expression of their condition as independent, as it arises from the minutes, which are widely disclosed through publication in the Argentine Securities Commission (CNV) Financial Information Highway and in the Securities and Exchange Commission (SEC).

13) Appointment of Management Executives. The Board of Directors must determine, in connection with the selection, nomination and/or appointment of management executives if it is advisable to outwardly express the reasons underpinning the nomination and to disclose them to the public at large.

It is the Board’s opinion that there is no need, for the time being, to publicly disclose the reasons why management executives are appointed. This notwithstanding, and on account of the company being listed not only on the local securities exchange but also on other international securities markets, as has already been indicated, this recommendation is deemed to have been fully heeded.

14) Proportion of Independent Directors. The Board of Directors must outwardly express –and, if applicable, provide a description- whether it has in place a policy to maintain a proportion of independent directors on the total number of directors. There is also the duty to publicly disclose the proportion of executive directors, of non executive directors and of independent directors and to state the status of each Board member in this respect.

The proportion of independent directors in the Company’s board of directors is adequate as per the Argentine Securities Commission and the SEC requirements.

When it comes to the classification of directors as executive and non-executive, the Board understands that there is no need to implement those statuses for the time being.

The above notwithstanding, investors may rely on the so-called “20F” form, which contains an in-depth, personalized description by function of each one of the directors as well as the roster of the Executive Committee’s members.

15) Independent Directors’ Meetings. The Board must determine the suitability of holding Independent Directors-only meetings. When the Chairman of the Board is not an independent director, the independent directors must appoint a lead independent director to coordinate its committees operations, prepare Board meeting agendas and hold specific independent directors’ meetings.

At the date of this report, the Chairman of the Board is a non-Independent Director and the Board’s independent directors share in the mission to safeguard observance of the Company’s agenda together with the Board’s chair and the remaining Board members.

Given that the Audit Committee is entirely made up by independent directors and that it sessions at regular intervals, we consider that any minimum requirements in this respect have been met.

RELATIONS WITH SHAREHOLDERS

16) Information to Shareholders. The Board must report whether it encourages periodical informational meetings with shareholders other than shareholders’ meetings.

The Board of Directors maintains its shareholders informed through various channels, mostly, electronic. Thus, for instance, meeting attendance by remote communication equipment allows the Company to provide details and/or further explanation to foreign shareholders at the time of releasing its quarterly and annual financials.

The Company also has a web-site where it posts updated information and has appointed an officer in charge of investors relations from amongst the staff of the Corporate Finance Department.

Ever since 2003 the Company has been publishing in its web-site annual reports on financial statements and special quarterly earnings reports with a focus on those matters that can be of special interest to shareholders and investors.

In addition, the Company arranges presentations to the market and road shows concerning debt instrument issuances to respond to shareholders and investors’ enquiries.

17) Response to shareholders’ concerns and enquiries. The Board of Directors must specify whether the Company relies on a specific office for dealing with shareholders’ concerns and enquiries, except for those that may affect the Company’s future strategy or plans.

If any such arrangements were in place, the Board is to report on its duty to produce periodical reports on the matters consulted to be subsequently disclosed to shareholders, corporate governance bodies and regulators.

The Company has appointed an officer in charge of shareholders’ concerns and enquiries. The job title is Investors Relations Officer and has been appointed from amongst the staff of the Corporate Finance Department.

The Board analyzes the advisability and suitability of preparing general periodical reports to post in its website which could be of general interest to its shareholders in view of the concerns and enquiries voiced by investors, and always exercising care so that the Company’s strategic position is not adversely affected.

18) Minority Shareholder Presence at Shareholders’ Meetings. The Board of Directors is to render a well-grounded opinion as to the advisability of taking particular action to foster minority shareholder attendance at shareholders’ meetings.

The Company complies in full with the Argentine Companies Law and with the regulations laid down by local regulators (CNV) and the US regulators (SEC): such rules and regulations provide for multiple mechanisms for minority shareholder attendance at shareholders’ meetings. Their attendance at shareholders’ meetings is strictly accounted for and they exercise their rights to vote and to voice their opinions.

Additionally, as soon as the shareholders’ meetings are called, the Company performs a survey and a control of its minority and institutional shareholders, through Caja de Valores S.A. (shares) and Bank of New York Mellon (ADRs), proactively encouraging them to timely obtain any certification they may need to attend general and/or special shareholders’ meetings in due time.

19) The market for Tender Offers. The Board of Directors must analyze, based on the interests of minority shareholders, the advisability of resorting to the market for tender offers. If so, it must recommend specific measures to be adopted by the Company to foster the formation of such mechanism.

In particular, the Board is to primarily furnish grounds for its decision to adhere or not to the mandatory public tender offer regime (tag-along provisions).

Even though the Company resorted to tender offers in the past, in instances known by the controlling authorities, in the light of the conditions prevailing in the market and to safeguard the interests of shareholders, the Board of Directors does not think it advisable that tag-along provisions and/or a market for tender offers should be in place.

Pursuant to a resolution adopted by the Company’s shareholders’ meeting, the Company does not adhere to the mandatory public tender offer regime. The Board does not deem it necessary to recommend changes in this respect.

20) Dividend Policy. The Board of Directors must assess, in accordance with the Company’s particular conditions, the suitability of establishing policies for payment of cash dividends and must explain the conclusions reached and the reasons for such conclusions. If applicable, it must describe the mechanism applied to propose to the Shareholders’ Meeting whether or not to pay dividends.

The Board of Directors has been distributing cash dividends during the past 12 fiscal years. This has been the result of proposals submitted by the Board of Directors that are not governed by any specific policy.

COMMUNITY RELATIONS

21) Internet Communications. The Board of Directors must report whether the Company has its own, freely accessible web-site, where it posts information that is updated, easy to understand, sufficient and differentiated by target audience and whereby the Company provides information and responds to user concerns.

The Company has its own web-site http://www.cresud.com.ar/ to receive users’ inquiries, complaints and reports.

22) Web-site requirements. Should the Company rely on a web-site, the Company must guarantee that the information transmitted through electronic media should meet the highest confidentiality and integrity standards whilst simultaneously preserving information and maintaining any requisite logs.

The Company guarantees that the information posted in the web-site meets the standards that are customary in these types of web-sites.

COMMITTEES

23) Committee to be chaired by an Independent Director. The Board of Directors must render an opinion as to the advisability of the Audit Committee being at all times chaired by an independent member.

The Board of Directors has decided as from the creation of its Audit Committee that it must be chaired by an independent director.

24) Rotation of Statutory Auditors and External Auditors. The Board of Directors must analyze the advisability of the Company having in place specific policies concerning rotation in Supervisory Committee membership and/or rotation of External Auditors; and in connection with the latter, whether the rotation includes the external audit firm or only the individuals.

The Audit Committee must assess on an annual basis the skills, independence and performance of the external auditor and of the members of the audit committee.

The Company complies with the rotation requirement mentioned above, which, according to the rules and regulations of the CNV and the standards laid down by the Professional Council in Economic Sciences of the City of Buenos Aires, is mandatory. The Audit Committee assesses on annual basis the performance of the External Auditor and of the members of the audit team as per applicable rules and regulations and issues the respective reports to be submitted to the consideration of the Shareholders’ Meetings.

25) Dual capacity as Statutory Auditor and as External Auditor. The Board of Directors must consider if it is advisable that the members of the Supervisory Committee should also discharge functions as external auditors and/or belong to the firm that renders external audit services to the Company.

The Board of Directors considers that such dual capacity is admissible. And that is also the position adopted by the Shareholders’ Meeting that is required to consider, on an annual basis, such circumstance upon considering performance for the year and appointments.

26) Compensation Systems. The Board of Directors is to render an express pronouncement on whether it is adequate or not to rely on a Remuneration Committee made up by non-executive directors and entrusted with the mission to establish clear director remuneration policies with special focus on respect for by-laws and/or contractual limitations based on the availability or not of profits.

If created, the Remuneration Committee is responsible for laying down Company policy concerning remuneration and benefits and it is therefore equally responsible for:

a) Reviewing and assessing its internal regulations on an annual basis and submitting any changes to consideration by the Board for its approval.

b) Reporting every year to the Board of Directors the valuation guidelines followed to determine the level of remuneration of the Company’s directors, senior management, advisors and consultants compared to companies sampled as comparable and recommending the amount of the remuneration to be paid to the Company’s directors, senior management, advisors and consultants;

c) Reviewing the competitive position of the Company’s policies and practices in connection to remunerations and benefits and approve any requisite changes;

d) Managing the stock option system;

e) Having a minimum numerical composition of three members;

f) Having a majority of independent directors;

g) Regularly reporting to the Board of Directors on the actions taken and the issues discussed in their meetings;

h) Meeting at least twice a year;

i) Requesting external advice if necessary;

j) Reporting the guidelines for determining the retirement plans of directors and of senior management.

The Chairman of the Remuneration Committee must be available to attend the Shareholders’ Meeting convened to approve Board remuneration in order to explain the Company’s policies.

Each member of the Remuneration Committee must evidence sufficient skills and experience in human resources, compensation policies and risk management.

The Board of Directors deems it adequate to not create a Remuneration Committee for the time being since, given its inherent nature, it establishes the remuneration of its officers in full compliance with the Argentine Companies Law.

In order to foster the continued development of its human capital and to fill vacant job positions with the persons fittest for the position from within the Company’s own ranks or from outside the Company, the Human Resources department has as a priority to train, to foster career advancement and to determine a competitive compensation package in harmony with the market conditions which are periodically monitored.

27) Nominations and Corporate Governance Committee. The Nominations and Corporate Governance Committee must lay down the standards and procedures inherent in the selection of directors and key executives and must determine the Company’s Corporate Governance policies and oversee their enforcement.

To that end it must:

a) Review and assess every year its internal regulations and propose to the Board any changes necessary for the Board’s approval;

b) Lay down the criteria that will guide the selection of new directors, the CEO and key executives;

c) Design the succession plans for the CEO and for key executives;

d) Identify and recommend the candidates for Board membership to be proposed by the Committee to the Shareholders’ Meeting;

e) Recommend the directors proposed for membership in the various Board committees;

f) Lay down the policies and procedures to assess the performance of the CEO and of the key executives;

g) Recommend and draft the standards and procedures that will guide the Company’s Corporate Governance practices and supervise their enforcement considering that all the aspects herein included must be contemplated;

h) Recommend alternatives for improving the performance of the Board of Directors and its Committees; and

i) Suggest mechanisms for improving relations and communications between the Company and its shareholders.

The Shareholders’ Meeting is responsible for choosing the regular and alternate directors according to current rules and regulations.

In turn, the Board is responsible for performing the functions that are conferred to it pursuant to the rules and regulations in force as detailed in the heading.

As of the date hereof, the Company does not have in place a Nominations and Corporate Governance Committee.

28) Policy of Non-discrimination in Board membership. The Nominations and Corporate Governance Committee is to take all measures necessary so that the appointment of members to the Board should not be impeded on account on any form of discrimination.

The Company abides fully by Argentine rules and regulations that repudiate all types of discrimination.

Cresud Sociedad Anónima
Comercial, Inmobiliaria,
Financiera y Agropecuaria

Free translation from the original prepared in Spanish for
the publication in Argentina

Consolidated Financial Statements

for the fiscal years
ended June 30, 2012 and 2011

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Fiscal year No. 79 started on July 1, 2011
  Financial Statements for the fiscal year ended June 30, 2012
  In comparative format with previous fiscal year (Note 1- Consolidated Statements)
  (In thousands of pesos)

Legal Address:                                                                    Moreno 877, 23rd Floor – Ciudad Autónoma de Buenos Aires

Principal Activity:                                                                Agricultural, livestock, and real-state.

Section I.                                    DATES OF REGISTRATION AT THE PUBLIC REGISTRY OF COMMERCE

- Of the by-laws:	February 19th, 1937

- Of the latest amendment:	July 28th, 2008

Section II.                                                                              Due date:

Duration of the Company:                                                  June 6th, 2082

Information on controlled companies in Note 2 to the Consolidated Financial Statements

CAPITAL STATUS (Note 3 of basic financial statements)
SHARES
Type of stock	Authorized to be offered publicly	Subscribed	Paid-in
Ordinary certified shares of Ps. 1 face value and 1 vote each	501,562,534	501,562,534	501,562,534

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria y Subsidiarias

Consolidated Balance Sheet as of June 30, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2012 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)		June 30, 2012 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and banks (Note 4.a.)	338,054	193,949	Trade accounts payable (Note 4.i.)	369,677	473,229
Investments (Note 4.b.)	248,548	575,061	Short-term debt (Note 4.j.)	1,095,235	1,316,232
Trade accounts receivable net (Note 4.c.)	558,633	452,771	Salaries and social security payable (Note 4.k.)	105,152	82,877
Other receivables (Note 4.d.)	233,727	291,846	Taxes payable (Note 4.l.)	180,242	135,804
Inventories (Note 4.e.)	543,267	751,961	Customers advances (Note 4.m.)	239,041	269,555
Total Current Assets	1,922,229	2,265,588	Other liabilities (Note 4.n.)	107,073	81,880
			Provisions for lawsuits and contingencies (Note 4.o.)	3,936	4,615
			Total Current Liabilities	2,100,356	2,364,192

			NON-CURRENT LIABILITIES
			Trade accounts payable (Note 4.i.)	4	12,145
NON-CURRENT ASSETS			Long-term debt (Note 4.j.)	2,787,945	2,086,305
Trade accounts receivable (Note 4.c.)	78,248	32,699	Salaries and social security payable (Note 4.k.)	784	635
Other receivables (Note 4.d.)	410,207	314,486	Taxes payable (Note 4.l.)	617,123	762,385
Inventories (Note 4.e.)	336,823	357,607	Customers advances (Note 4.m.)	111,032	94,244
Long-term investments (Note 4.b.)	2,398,355	2,076,960	Other liabilities (Note 4.n.)	61,343	21,624
Other investments (Note 4.b.)	11,480	1,682	Provisions for lawsuits and contingencies (Note 4.o.)	22,566	14,952
Property and Equipment, net (Note 4.f.)	5,147,362	5,333,109	Total Non-Current Liabilities	3,600,797	2,992,290
Intangible assets, net (Note 4.g.)	93,228	79,945	Total Liabilities	5,701,153	5,356,482
Subtotal Non-Current Assets	8,475,703	8,196,488
Goodwill, net (Note 4.h.)	(642,720)	(741,056)	Minority interest	1,990,778	2,262,857
Total Non-Current Assets	7,832,983	7,455,432	SHAREHOLDERS’ EQUITY	2,063,281	2,101,681
Total Assets	9,755,212	9,721,020	Total Liabilities and Shareholders’ Equity	9,755,212	9,721,020

 The accompanying notes are an integral part of the consolidated financial statements

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria y Subsidiarias

Consolidated Statements of Income
For the fiscal years
beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2012	June 30, 2011
Agricultural production income (Note 5)	700,396	406,481
Cost of agricultural production (Note 5)	(613,279)	(280,078)
Production gain – Agricultural	87,117	126,403
Sales - crops, beef cattle, milk and others (Note 5)	997,056	480,347
Sales of farms (Note 5)	93,690	84,507
Cost of sales - crops, beef cattle, milk and others (Note 5)	(883,177)	(433,300)
Costs of sales of farm (Note 5)	(48,200)	(29,906)
Sales profit - Agricultural business	159,369	101,648
Sales of slaughtering and feed lot (Note 5)	100,208	127,086
Cost of slaughtering and feed lot (Note 5)	(116,146)	(123,271)
Sales profit – Slaughtering and feed lot business	(15,938)	3,815
Sales and development of properties (Note 5)	328,404	341,074
Income from lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	1,238,061	1,100,813
Cost of sales and development of properties (Note 5)	(223,206)	(252,894)
Costs of lease and service of offices, shopping centers, hotels, consumer financing and others (Note 5)	(341,870)	(366,845)
Sales profit - Real estate business	1,001,389	822,148
Gross profit - Agricultural business	246,486	228,051
Gross profit - Slaughtering and Feed lot Business	(15,938)	3,815
Gross profit - Real estate business	1,001,389	822,148
Gross profit	1,231,937	1,054,014
Selling expenses (Note 5)	(242,983)	(176,207)
Administrative expenses (Note 5)	(360,504)	(256,016)
Gain from recognition of inventories at net realizable value (Note 5)	42,817	45,442
Unrealized gain (Note 4.p.)	(16,778)	55,188
Net gain from retained interest in consumer finance trusts (Note 5)	-	4,707
Operating gain	654,489	727,128
Amortization of goodwill	56,880	65,954
Financial results:
Generated by assets:
Exchange gain	73,569	25,586
Interest income (Note 4.q.)	44,460	19,006
Other unrealized gain (loss) (Note 4.q.)	14,469	(16,851)
Subtotal	132,498	27,741
Generated by liabilities:
Exchange loss	(298,581)	(91,649)
Loans and convertible notes	(396,221)	(290,854)
Other unrealized loss (Note 4.q.)	(18,062)	(14,230)
Subtotal	(712,864)	(396,733)
Total Financial results	(580,366)	(368,992)
Gain on participation in equity investees	105,061	129,364
Other income and expenses, net (Note 4.r.)	(41,320)	(22,817)
Management fee	(8,696)	(23,618)
Net income before income tax and minority interest	186,048	507,019
Income tax and minimum presumed income tax	(13,419)	(110,066)
Minority interest	(94,366)	(175,020)
Net income for the fiscal year	78,263	221,933
Earnings per share:
Basic net gain per share (Note 9 to the basic financial statements)	0.16	0.45
Diluted net gain per share (Note 9 to the basic financial statements)	0.14	0.40

The accompanying notes are an integral part of the consolidated financial statements.

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria y Subsidiarias

Consolidated Statement of Cash Flow
For the fiscal years
beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2012	June 30, 2011
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	705,544	175,653
Cash and cash equivalents at the end of the fiscal year (1)	549,831	705,544
(Decrease) increase net in cash and cash equivalents	(155,713)	529,891
Causes of changes in cash and cash equivalents
Operating activities
Income for the year	78,263	221,933
Income tax	13,419	110,066
Accrued interest in the year	324,475	247,226
Non-capitalized contributions	2,799	-
Adjustments made to reach net cash flow from operating activities
Gain on equity investees	(105,061)	(129,364)
Minority interest	94,366	175,020
Increase in allowances and provisions	73,594	64,486
Depreciation and amortization	238,847	194,518
Unrealized gain (loss) on Inventories	16,778	(55,188)
Financial results	290,084	102,695
Loss from sales of fixed assets	32,722	33,197
Adjustment valuation to net realizable value in other assets	(42,817)	(45,442)
Amortization of goodwill	(56,880)	(65,954)
Reserve long-term incentive program	3,468	-
Gain from sales of intangible assets	(536)	-
Additions of intangible assets	(1,127)	(3,117)
Changes in operating assets and liabilities
Increase in trade accounts receivable, leases and services	(151,579)	(156,883)
Decrease (increase) in other receivables	166,944	(46,251)
Decrease (increase) in inventories	279,930	(58,549)
Decrease in trade accounts payable	(51,317)	8,963
Decrease in social security payables, taxes payable and customers advances	(151,896)	(62,647)
(Decrease) increase in other liabilities	(197,438)	18,528
Cash flows provided by operating activities	857,038	553,237
Investing activities
Dividends collected	15,620	14,116
(Increase) decrease in investments	(81,736)	77,530
Increase in interest on equity investees	(361,809)	(354,539)
Payment for subsidiary acquired, net of cash acquired	(7,120)	(346,599)
Advances for purchases of shares	-	(1,798)
Collection of loans granted of Subsidiaries, related companies Law 19,550 Section 33 and related parties	-	25,827
Loans granted to related companies Law No. 19,550 Section 33 and related parties	(39,279)	(35,013)
Collection of loans granted	-	(1,217)
Acquisition and upgrading of fixed assets	(241,683)	(169,634)
Purchase of undeveloped parcels of lands	(754)	(185)
Additions of intangible assets	(3,388)	-
Sale of other fixed assets	1,372	-
Contributions to the risk fund of the reciprocal guarantee company	(10,000)	-
Cash flows applied to investing activities	(728,777)	(791,512)
(1)	Include conversion differences.

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statement of Cash Flow (Continued)
For the fiscal years
beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2012	June 30, 2011
Financing activities
Issuance of non-convertible notes	913,772	965,453
Repurchase of non-convertible notes	-	(163,330)
Payment of convertible notes	(209,739)	(35,251)
Proceeds from sale of Negotiable Obligations, net of expenses	-	302,252
Increase in loans	272,906	357,644
Decrease in loans	(768,297)	(250,721)
Loans from related companies	11,703	-
Payment of loans from related companies	(7,161)	-
Payment of financial interest	(335,471)	(186,757)
Cash Dividends paid	(141,066)	(190,406)
Reimbursement of dividends	6,937	-
Contributions from minority shareholders	74,079	808
Canceling financed purchases	(101,637)	(31,539)
Exercise of options	-	13
Cash flows (applied to) provided by financing activities	(283,974)	768,166
Net (decrease) increase in cash and cash equivalents	(155,713)	529,891

The accompanying notes are an integral part of the consolidated financial statements

	June 30, 2012	June 30, 2011
Items not involving changes in cash and cash equivalents
Inventory transferred to property and equipment	891	10,925
Property and equipment transferred to Inventory	29,581	-
Undeveloped parcels of land transferred to inventories	-	3,030
Transitory conversion differences subsidiaries	181,736	107,643
Increase in inventories through an increase in customer advances	2,602	-
Increase in inventories through a decrease in fixed assets	-	2,947
Decrease in inventories through a decrease in trade accounts payable	17,416	-
Decrease in inventories through a decrease in customer advances	-	1,920
Decrease in inventories through an increase in investments	-	14,451
Increase in other receivables through an increase in taxes payable	3,340	-
Decrease in other receivables through a decrease in shareholders’ equity	22,550	-
Increase in investments through a decrease in inventories	-	64,150
Increase in investments through an increase in other payables	-	16,004
Decrease in permanent investments through an increase in other receivables	819	-
Increase in fixed assets through an increase in trade accounts payable	8,965	28,895
Increase in fixed assets through an increase in loans	1,421	-
Decrease in fixed assets through an increase in intangible assets	985	-
Decrease in intangible assets through a decrease in trade accounts payable	1,153	-
Increase in intangible assets through a decrease in other receivables	3,222	-
Decrease in long-term debts through an increase in shareholders´ equity	38	61,240
Decrease in other payables through an increase in minority interest	-	20,557
Increase in permanent investments through a decrease in other receivables	-	70,620
Increase in other payables through a decrease in shareholder’s equity	40,846	-
Decrease in other payables through a decrease in permanent investments	45,665	-
Capital increase through a decrease by the conversion of debt into equity	1,000	-
Long-term incentive program reserve and non-capitalized contributions	2,749	-
Increase in trade accounts receivable through a decrease in fixed assets	64,277	-
Reimbursement of expired dividends	2,301	-
Decrease in trade accounts receivable	646	-
Decrease in permanent investments	16,004	-
Decrease in trade accounts payable	7,345	-
Decrease in other liabilities	17,330	-
Decrease in other receivable	8,025	-
Complementary information
Income tax paid	142,740	82,231

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Consolidated Statements of Cash Flows (continued)
For the fiscal years
beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
 (In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

	June 30, 2012	June 30, 2011
Acquisition of subsidiaries companies
Current investments	-	(75,717)
Trade Accounts Receivables, Net	(1,825)	(160,514)
Other receivables	(2,415)	153,435
Inventories	(1,096)	309,970
Property and equipment, net	(41,718)	2,035,825
Intangible assets	(16,304)	6,877
Trade accounts payable	2,063	(27,338)
Advances for customers	803	(15,557)
Financial loans	-	(147,516)
Salaries and social security payable	101	(6,690)
Taxes payable	6,965	(321,428)
Other liabilities	10,958	(19,109)
Provisions for lawsuits	-	(2,766)
Minority interest	-	(16,862)
Acquired / sold assets that do not affect cash, net value	(42,468)	1,712,610
Acquired funds	(266)	361,384
Net value of assets acquired / sold	(42,734)	2,073,994
Minority interest	(1,434)	(550,432)
Equity method before of consolidation	-	(384,679)
Goodwill generated by the purchase	(5,730)	(411,248)
Result of sale	-	15,327
Remaining investment	-	28,967
Purchase value of subsidiaries companies	(49,898)	771,929
Acquired funds	266	(361,384)
Advanced amount	1,538	(30,543)
Amount founded by sellers	40,974	(33,403)
Income/loss from sale/acquisition of companies, net of cash transferred/acquired	(7,120)	346,599

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements

For the fiscal year
beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
 (In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:                 BASIS OF PRESENTATION OF THE CONSOLIDATED FINANCIAL STATEMENTS

a. Basis of consolidation

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (“Cresud” or “the Company”) consolidated on a line by line basis the Balance Sheet as of June 30, 2012 and 2011, the Statements of Income and the Statements of Cash Flows for the fiscal years ended as of June 30, 2012 and 2011 with the financial statements of subsidiaries, following procedures established by Technical Resolution No. 21 of the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), approved by Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires and Comisión Nacional de Valores.

Significant transactions and balances with subsidiaries have been eliminated from the consolidation.

The financial statements as of June 30, 2012 and 2011 of the subsidiary companies Northagro S.A. (“Northagro”), Futuros y Opciones.Com S.A. (“FyO.Com”), Agrotech S.A. (“Agrotech”), Pluriagro S.A. (“Pluriagro”), Agropecuaria Acres del Sur S.A. (“Acres”), Ombú Agropecuaria S.A. (“Ombú”), Yatay Agropecuaria S.A. (“Yatay”), Yuchan Agropecuaria S.A. (“Yuchan”), Helmir S.A. (“Helmir”), Cactus Argentina S.A. ("Cactus"), Brasilagro-Companhía Brasileira de Propiedades Agrícolas (“Brasilagro”) and IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”) have been used in order to determine line by line consolidation.

These Financial Statements and the corresponding notes are presented in thousands of Argentine Pesos.

On December 23, 2010, Cresud made a capital contribution in the amount of Ps. 16 million to Cactus, including additional paid-in capital. As a result of such capital contribution, the shareholdering interest of the Company increased to 80% as of December 31, 2010.

As from December 31, 2010, Cresud consolidates its financial statements with those of Cactus, pursuant to the provisions of Accounting Standard Technical Resolution No. 21. Therefore, comparative figures in the Consolidated Statement of Income and Statement of Cash Flows of the Company include Cactus in the six-month period from January 1st, 2011 to June 30, 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:                 (Continued)

During the previous fiscal year, the Company has increased its share in Brasilagro-Companhía Brasileira de Propiedades Agrícolas to 35.75%. Therefore, as from June 30, 2011, Cresud consolidates its financial statements with those of Brasilagro, pursuant to the provisions of Accounting Standard Technical Resolution No. 21. Consequently, the comparative consolidated statement of income and statement of cash flow of the Company do not include information consolidated with Brasilagro.

On September 13, 2010, Alto Palermo S.A. (“APSA”), subsidiary of IRSA sold its 80% interest in Tarshop S.A. Consequently, as of June 30, 2011 the Statements of Income and of Cash Flows include the results and the cash flows, respectively, for the two-month period in which APSA still held control on Tarshop S.A. As from the sale of 80% of that company, the results generated from the remaining investment are disclosed under caption Net income on equity investees.

 Below is a summary of the effect the deconsolidation of Tarshop S.A. and the consolidation with Brasilagro would have had on the statement of income and the statement of cash flows as of June 30, 2011.

Consolidated Statement of Income as of June 30, 2011

Item	Published Consolidated Financial Statements of Cresud as of June 30, 2011 (in pesos)	Tarshop S.A. as of June 30, 2011	Brasilagro as of June 30, 2011	Financial Statements in the event of deconsolidation/ consolidation as of June 30, 2011 (in pesos)
Production profit – Agricultural	126,403	-	55,693	182,096
Sales profit - Agricultural business	101,648	-	27,638	129,286
Sales profit - Real estate business	822,148	(35,855)	-	786,293
Income from the sale of cold store business and feed lot	3,815	-	-	3,815
Gross profit	1,054,014	(35,855)	83,331	1,101,490
Operating result	727,128	(17,644)	13,333	722,817
Net income for the fiscal year	221,933	-	-	221,933

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:                 (Continued)

Consolidated Statement of Cash Flow as of June 30, 2011

Item	Consolidated Financial Statements as of June 30, 2011 (in pesos)	Tarshop S.A. as of June 30, 2011	Brasilagro as of June 30, 2011	Financial Statements the event of deconsolidation/ consolidation as of June 30, 2011 (in pesos)
Net Cash flows provided by operating activities	553,237	22,002	(40,110)	535,129
Net Cash flows used in investing activities	(791,512)	101	(179,020)	(970,431)
Net Cash flows provided by financing activities	768,166	(28,553)	33,302	772,915

Comparative information

Certain reclassifications have been made on the Financial Statements as of June 30, 2011 and originally issued for the purpose of your presentation with comparative figures as of June 30, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:                 CORPORATE CONTROL

The Company’s interest in other companies is shown in the following table:

	Consolidated direct and indirect percentage of voting shares owned
Company	06/30/2012		06/30/2011
IRSA	64.20		57.70	(3)
FyO.Com	65.85		65.85
FyO Trading	65.66	(1)	67.09	(1)
Agrology S.A. (“Agrology”) (5)	-		100.00
Agrotech	100.00		100.00	(4)
Pluriagro	100.00		100.00	(4)
Northagro	100.00		100.00	(4)
Cactus	100.00	(7)	80.00
Exportaciones Agroindustriales Argentinas S.A. (“EAASA”)	100.00	(2)	79.98
Helmir	100.00		100.00
Acres	100.00	(6)	100.00
Ombú	100.00	(6)	100.00
Yatay	100.00	(6)	100.00
Yuchán	100.00	(6)	100.00
Brasilagro	39.64		35.75

(1)	Includes interests of 63.46% of FyO Com
(2)	Includes interests of 99.99% of Cactus.
(3)	Includes interests of 7.10% of Agrology.
(4)	Includes interests of 3% of Agrology.
(5)	Merged with Cresud as of 07/01/2011. See Note 14 of the Basic Financial Statements.
(6)	Includes interests of 4.88% of Northagro and Pluriagro.
(7)	Includes interests of 5.45% of Helmir.

NOTE 3:                 SIGNIFICANT ACCOUNTING POLICIES

The Financial Statements of the Subsidiaries mentioned in Note 2 have been prepared based on accounting principles consistent with those followed by the Company for the preparation of its financial statements (See Note 2 of the basic financial statements)

High relevant valuation and disclosure criteria applied in preparing the financial statements of consolidated companies and not explained in the valuation criteria note of the holding company are as follows:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

a.     Inventories

• Slaughtering business

Slaughtering and meat processing in cold chambers

They are stated at their net realizable value, net of any additional selling costs.

• Real Estate Business

A property is classified as inventories upon determination by the Board of Directors that the property is to be marketed for sale in the normal course of business over the next several years.

Properties classified as inventories have been valued at acquisition or construction cost restated as mentioned in Note 1.b. to the basic financial statements or estimated market value, whichever is lower. Costs include land and land improvements, direct construction costs, construction overhead costs, financial costs and real estate taxes.

Inventories on which advance payments that establish price have been received, and the operation’s contract terms and conditions predict that the sale will be effectively accomplished and that the income will be realized, are valued at net realizable value. Profits arising from such valuation are shown in the “Gain from valuation of assets at net realizable value” caption of the Statements of Income.

Properties held for sale are classified as current or non-current based on the estimated date of sale and the time at which the related receivable is expected to be collected by the Company.

The amount recorded in inventories, net of allowances set up, does not exceed their estimated recoverable value at the end of the fiscal year.

Property units to receive

IRSA has rights to receive certain property units to be built. These rights have been valued in accordance with the accounting measurement criteria of inventories to receive (price established in the respective title deeds), and are disclosed under “Inventory”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

b.	Non-current investments

• Real Estate Business

Investments on controlled and related companies and other non-current investment

In those interests held in entities over which the Company does not exert control, joint control or significant influence have been measured for accounting purposes at cost plus any declared dividends.

Given the sale of 80% of Tarshop S.A.’s shares described in Note 8 B.2.a, as of the date of issuance of these financial statements, APSA maintains a 20% investment in Tarshop S.A. that is valued by the equity method due to the existence of influence by the group of companies on Tarshop S.A.´s decision and the intention to keep it as a long-term investment.

The equity investments in TGLT S.A. and Hersha Hospitality Trust were valued at their acquisition cost.

The preferred shares and warrants of Supertel Hospitality Inc. (“SHI”) explained in Note 8.B.1.t have been recorded as financial instruments at fair value through profit and loss, as per the provisions of IAS 39 “Financial Instruments: Recognition and Measurement” and IFRS 9 “Financial Instruments”, which were complementarily applied to Argentine accounting standards.

The acquisition cost of such instruments has been segregated into preferred shares and warrants based on the estimated relative fair value of both instruments upon acquisition. In estimating such fair value, the valuation techniques used include parameters such SHI common shares market Price, information not based on observable market data, probabilistic information, etc. The fair value estimated through these techniques exceeds the acquisition cost. In line with the international standards indicated above, the Company, through its subsidiaries, has recorded the investment at acquisition cost and has not recognized the initial gain that would result from the difference between the price paid and the estimated fair value, because this estimation includes information not based on observable market data.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

Consequently, any changes in the fair value of preferred shares and warrants are recognized in the period they occur under the item Other holding results, included in “Other financial and holding results”. No material changes have occurred in the fair market value of the instruments between the acquisition date and June 30, 2012.

Investment in convertible preferred shares and warrants issued by Supertel Hospitality Inc., as explained in Note 8.B.8.1.t, has been accounted for at its estimated fair market value.

As regards to the acquisition of Nuevo Puerto Santa Fe S.A. (NPSF), Quality and the acquisition of additional shares of Arcos del Gourmet S.A. (AGSA), APSA has considered them to be business acquisitions and, as such, it has accounted for them at acquisition cost.

In that respect, APSA identified the assets and liabilities acquired, including fixed assets and intangible assets such as: rental agreements acquired which did not meet arms’ length principle, saved costs and rentals earned by acquiring an already operating shopping center and services concessions.

The process of identification and the determination of the purchased price paid is a matter that requires complex judgments and significant estimates.

APSA uses the information contained in valuations estimated by independent appraisers as primary base for assigning the price paid for the buildings acquired.

As it was provided by Technical Resolution No. 21, should the acquisition cost exceed the amount of net identifiable assets, such excess shall be accounted for as positive goodwill. In the acquisitions indicated above, the Company has recorded positive goodwill. The positive goodwill derived from the acquisition of NPSF is written down over the term of the subconcession contract; the positive goodwill derived from the acquisition of Quality is written down over a term of 24 years. Positive goodwill derived from the acquisition of AGSA is amortized over the term of the concession until the works are completed.

Values thus obtained do not exceed the respective estimated recoverable values at fiscal year end.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

The Company´s equity participation in Don Mario S.G.R. (“Don Mario”) was valued at acquisition cost as of June 30, 2012 based on the financial statements as of that date, and as such the provisions of Technical Resolution No. 21 of the F.A.C.P.C.E. have been applied.

Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A.

The Financial Statements of Banco Hipotecario S.A. and Banco de Crédito & Securitización S.A. are prepared in accordance with the Central Bank of the Argentine Republic (“BCRA”) standards. For the purpose of the valuation of the investment in IRSA, adjustments necessary to adequate the financial statements to the professional accounting standards have been considered.

In accordance with the regulations of the BCRA, there are certain restrictions on the distribution of profits by Banco Hipotecario S.A. to IRSA.

Tyrus S.A.

Foreign permanent investments held by IRSA through Tyrus S.A. in the Oriental Republic of Uruguay have been classified as “integrated” and “non-integrated” with IRSA’s transactions, considering the features of the mentioned investments and their transactions.

Undeveloped parcels of lands:

IRSA acquires undeveloped land in order to provide an adequate and well-located supply for its residential and office building operations. IRSA’s strategy for land acquisition and development is dictated by specific market conditions where conducts its operations.

Land held for development and sale and improvements are stated at cost restated as mentioned in Note 1.b. to the basic financial statements or market value, whichever is lower.

Land and land improvements are transferred to inventories or fixed assets when their trade is decided or commences its construction.

The obtained values do not exceed their respective estimated recoverable values at the end of the year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

Risk Fund of the reciprocal guarantee company

The risk fund created in the reciprocal guarantee company Don Mario has been accounted for a nominal value as of year-end, plus the yield reported by the Board of Directors of the reciprocal guarantee company as of that date.

c.	Property and equipment, net

• Real Estate Business

Property and equipment comprise primarily of rental properties and other properties and equipment held for use by IRSA.

Property and equipment value, net of allowances set up, does not exceed estimated recoverable value at the end of the year.

Rental properties:

Rental properties are carried at acquisition and/or construction cost, restated as mentioned in Note 1.b. to the basic financial statements, less accumulated depreciation and allowance for impairment at the end of the year. IRSA capitalizes the financial accrued costs associated with long-term construction projects.

Accumulated depreciation had been computed under the straight-line method over the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life. IRSA reviews periodically the useful life assigned to property.

IRSA has allowances for impairment of certain rental properties.

Significant renewals and improvements, which improve or extend the useful life of the asset are capitalized and depreciated over its estimated remaining useful life. At the time depreciable assets are retired or otherwise disposed of, the cost and the accumulated depreciation of the assets are eliminated from the accounts and the resulting gain or loss is disclosed in the Statement of Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

Other property and equipment:

Other properties and equipment properties are carried at cost, restated as mentioned in Note 1.b., less accumulated depreciation at the end of the year. Accumulated depreciation is computed under the straight-line method over the estimated useful lives of the assets, as specified below:

Assets	Useful life indicated in years
Leasehold improvements	On contract basis
Furniture and fixtures	10
Vehicles	5
Machinery and equipment	10
Computer systems	3

The cost of maintenance and repairs is charged to expense as incurred.

The cost of significant renewals and improvements are added to the carrying amount of the respective assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts.

d.	Intangible assets

• Real Estate Business

Intangible assets are carried at restated cost as mentioned in Note 1.b. to the basic financial statements, less accumulated amortization and corresponding allowances for impairment in value, if it applicable. Included in the Intangible assets caption are the following:

Concession

Intangible assets include Arcos del Gourmet S.A.´s concession right, which will be amortized over the life of the concession agreement once it opens to the public.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

Trademarks

Trademarks include the expenses and fees related to their registration.

Pre-operating expenses and organizational

Those expenses were amortized by the straight-line method in 3 years, beginning as from the date of opening.

The value of the intangible assets does not exceed their estimated recoverable value at the end of the year.

Non-Compete Agreement

These expenses were amortized by the straight-line method in 28 months period starting upon from December 1st, 2009.

Under the agreement executed with Banco Hipotecario S.A. for the sale of Tarshop S.A.’s shares, APSA has signed a non-compete agreement in favor of BHSA and has thus has written off this intangible asset (see Note 8.2 A).

e.	Issuance of debt expenses

Expenses incurred in connection with the loans obtained and issues of Convertible Notes are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated amortization method.

Amortizations have been recorded under “Financial results, net” in the Statements of Income as a higher financing expense.

f.	Customer advances payments

• Real Estate Business

Customer advance payments represent payments received in connection with the sale and rent of properties and has been valued according to the amount of money received.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

g.	Provisions:

• Real Estate Business

Allowance for doubtful accounts: See Note 2 n. to the basic financial statements.

For impairment of assets: IRSA regularly asses its non-current assets for recoverability at the end of every year.

IRSA has estimated the recoverable value of rental properties based on their economic use value, which is determined based on estimated future cash flows discounted. For the rest of the assets (inventories and undeveloped parcels of land) IRSA makes a comparison with market values based on values of comparable properties. If the recoverable value of assets, which had been impaired in prior years, increases, IRSA records the corresponding reversals of impairment loss as required by accounting standards.

For lawsuits See Note 2 n. to the basic financial statements.

As the scope of the liabilities becomes better defined, there may be changes in the estimates of future costs, which could have an effect on IRSA's future results of operations and financial condition or liquidity.

At the date of issuance of these financial statements, IRSA’s Management understands that there are no elements to foresee other potential contingencies having a negative impact on these financial statements.

h.	Liabilities in kind related to barter transactions

• Real Estate Business

Liabilities in kind corresponding to obligations to deliver units to be built are valued considering the value of the assets received or the cost of construction of the units to deliver plus necessary additional costs to transfer the assets to the creditor, the largest, thus reducing its value pro rata the units that are granted notarial titled deed. Liabilities in kind have been shown in the “Trade account payables”.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

i.	Financial leasings

• Real Estate Business

IRSA has recognized various Lease agreements such as finance leases; as a result, it has recorded leased property under fixed assets at the respective contractual values against bank and financial loans on the liability side of the balance sheet.

j.	Revenue recognition:

• Real Estate Business

1)	Revenue recognition of IRSA

Sales of properties

IRSA records revenue from the sale of properties when all of the following criteria are met:

•	The sale has been consummated.
•	There is sufficient evidence to demonstrate the buyer’s ability and commitment to pay for the property.
•	The Company’s receivable is not subject to future subordination.
•	The Company has transferred the property to the buyer.

IRSA uses the percentage-of-completion method of accounting with respect to sales of development properties under construction. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs according to budgeted costs. The Company does not recognize results until construction activities have begun. The percentage-of-completion method of accounting requires the Company’s Management to prepare budgeted costs in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:                 (Continued)

Revenues from leases

Revenues from leases are recognized considering its term and conditions and over the life of the related lease contracts.

Hotel operations

IRSA recognizes revenues from its rooms, catering and restaurant facilities as accrued on the close of each business day.

2)	Revenue recognition of APSA

Revenues for admission rights and rental of stores and stands

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly revenues (the “Percentage Rent”) (which generally ranges between 4% and 10% of tenant’s gross revenues).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 7% and 12% each year during the term of the lease. Minimum rental income is recognized following on the accrued criteria.

Certain lease agreements contain provisions, which provide for rents based on a percentage of revenues or based on a percentage of revenues volume above a specified threshold. APSA determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Generally, APSA’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds after the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

Additionally, APSA charges its tenants monthly administration fees related to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers operations. The administration fees are prorated among the tenants according to their leases which vary from shopping center to shopping center. Administration fees are recognized monthly when earned.

In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one installment or in a small number of monthly installments. Admission rights are recognized in earnings using the straight-line method over the life of the respective lease agreements.

Lease agent operations

Fibesa S.A., company in which APSA has an interest of 99.9996%, acts as the leasing agent for APSA bringing together the Company and potential lessees for the retail space available in certain of APSA’s shopping centers. Fibesa S.A.’s revenues are derived primarily from collected commissions calculated as a percentage of the final rental income value, admission´s rights and for rental of advertising space. Revenues are recognized at the time that the transaction is successfully concluded.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	(Continued)

Credit card operations “Consumer Financing”

Revenues derived from credit card transactions consist of commissions, financing income, charges to clients for life and disability insurance and for statements of account, among other. Commissions are recognized at the time the merchants’ transactions are processed, while the rest financial income is recognized when accrued. Income generated from granting consumer loans mainly includes financial interests, which are recognized by the accrued method during the fiscal year whether collection has or has not been made. (Note 12.B.2.b)

Rental of advertising space

Apsamedia S.A. (”Apsamedia”), subsidiary of APSA, is a lesser of advertising spaces in the group’s shopping centers. Revenues derived from this activity are recognized using the straight-line method over the life of the respective lease agreements.

k.	Employee Benefits

•	Agricultural business

Share-based payments award plan

BrasilAgro has a share-based payments award plan, settled in shares for certain employees as part of its remuneration package. The value of the equity instruments to be liquidated was measured at its fair value at the grant date. The Company determined the fair value through the Black and Sholes method.

The share-based compensation plan is booked as expense lineally in the Statement of income during the plan vesting period.

The Company records the effect of the revision of the original estimates, if any, under the statement of income, with the corresponding adjustment to Equity.

Consideration received, net of any directly attributable transaction cost, are credited from the capital stock (nominal value) and the share premium, if applicable, when the options are exercised.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	DETAILS OF CONSOLIDATED BALANCE SHEET AND CONSOLIDATED STATEMENT OF INCOME ACCOUNTS

As of June 30, 2012 and 2011, the principal items of the financial statements are as follows:

a.	Cash and banks

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Cash	8,541	2,136
Banks	329,513	191,663
Checks to be deposited	-	150
	338,054	193,949

b.	Investments

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Temporary investments
Mutual Funds (2)	132,298	337,963
Time deposits	104,077	233,697
Mortgage Bonds (1)	496	477
Public shares (1)	11,668	2,912
Other investments (1)	9	12
	248,548	575,061

(1)	Not considered as cash equivalents in Cash Flow Statements.
(2)	As of June 30, 2012 includes Ps. 77,427 and Ps. 60,065 respectively, related to mutual funds not considered as cash equivalents in Cash Flow Statement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2012	June 30, 2011
Non-current
Investments on Equity Investees:
Agro – Uranga S.A.
Shares	14,085	11,665
Higher property value	11,179	11,179
	25,264	22,844

Agro Managers S.A.
Shares	1,100	-
Goodwill	798	-
	1,898	-

Brasilagro
Warrants	29,904	27,199
	29,904	27,199

Banco Hipotecario S.A.
Shares	1,049,240	939,553
Lower/ Higher values (1)	(1,164)	6,658
Goodwill	(29,135)	(27,762)
	1,018,941	918,449

Banco Crédito & Securitización S.A.
Shares	8,792	6,117
	8,792	6,117

Manibil S.A.
Shares	28,717	27,671
Goodwill	10	10
	28,727	27,681

(1)
Corresponds to Ps. 199 of higher value intangible assets, Ps. 3,987 of lower value trade account payables, Ps. (9,077) of higher value trade account receivable which belongs to the business combinations of Cresud and Agrology (currently merged into Cresud) and Ps. 3,727 of IRSA.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2012	June 30, 2011
Hersha Hospitality Trust
Shares / Options	300,666	277,248
	300,666	277,248

Tarshop S.A.
Shares	44,092	49,779
	44,092	49,779

RIGBY 183 LLC
Shares	88,736	91,136
	88,736	91,136

Bitania 26 S.A.
Shares	10,536	-
Higher values	8,983	-
Goodwill	1,736	-
	21,255	-

TGLT S.A.
Shares	59,031	56,382
	59,031	56,382

Supertel Hospitality Inc.
Shares / warrants (5)	135,922	-
	135,922	-

New Lipstick
Shares	124,233	115,946
	124,233	115,946

Advances for shares purchases	-	1,797
	-	1,797

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

	June 30, 2012	June 30, 2011
Undeveloped parcels of lands:
- Santa María del Plata	223,079	222,578
- Soleil Factory construction right	6,676	6,676
- Puerto Retiro (1)	66,221	66,321
- Plot of land Caballito	49,699	49,699
- Patio Olmos (2)	33,744	33,744
- Coto air space (4)	17,594	17,594
- Zetol plot of land (3)	36,070	32,207
- Canteras Natal Crespo	6,731	6,539
- Pilar	4,066	4,066
- Plot of land Luján	22,421	-
- Vista al Muelle plot of land (3)	25,374	21,654
- Other undeveloped parcels of lands	19,219	21,304
	510,894	482,382
	2,398,355	2,076,960

(1)	Note 7 B.1.a. to the consolidated financial statements.
(2)	Note 9 B.2.a. to the consolidated financial statements.
(3)	Note 8 B.1.e. to the consolidated financial statements.
(4)	Note 9 B.2.d. to the consolidated financial statements.
(5)
Upon acquisition, such instruments were recorded at acquisition cost. The price paid at acquisition of US$ 30 million was allocated based on the estimated relative fair value of both instruments, which arises to US$ 26 million to preferred shares and US$ 4 million to warrants.

Other investments

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
MAT	90	90
Coprolán	21	21
Other investments	1,369	1,571
Risk fund in a reciprocal guarantee company	10,000	-
	11,480	1,682

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

c.	Trade Account Receivable

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Debtors from consumer financing	11,128	70,248
Leases, services and real estate receivables	118,915	97,025
Checks to be deposited	137,849	104,083
Debtors from expenses and collective promotion fund	26,834	18,953
Leases, services and real estate receivables under legal proceedings	46,650	49,549
Trade accounts receivable – agricultural business	220,788	184,088
Trade accounts receivable – real estate agricultural business	28,702	11,859
Trade accounts receivable – real estate business	-	4,034
Debtors from hotel activities	14,106	9,954
Documents receivable	8,317	5,987
Debtors from consumer financing – collection agents	4,864	4,869
Credit cards receivable	636	497
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	9,979	9,189
Less:
Allowance for doubtful accounts	(70,135)	(117,564)
	558,633	452,771

Non-current
Leases, services and real estate receivables	35,478	14,300
Documents receivable	1,183	-
Trade accounts receivable – agricultural business	-	3,519
Trade accounts receivable – real estate agricultural business	41,587	14,880
	78,248	32,699

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

d.	Other receivables

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
VAT receivables, net	39,725	56,566
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	29,422	29,151
Prepaid expenses	54,357	49,300
Income tax advances and tax credit (net of provision for income tax)	23,898	15,133
Loans granted	11,165	644
Gross sales tax credit and others	16,049	10,895
Guarantee deposits	9,789	633
Minimum presumed income tax	843	1,824
Premiums collected	876	2,919
Operations to liquidate	692	14,180
Other tax credits	8,763	59,323
Prepaid leases	2,138	11,044
VAT withholdings	1,756	1,709
Transfer VAT debtors	-	61
Withholding income tax	12,329	7,764
Financial derivates instruments	959	1,867
VAT export refunds	786	424
Expenses to be recovered	2,642	7,707
Allowance for doubtful accounts	(92)	(92)
Others	17,630	20,794
	233,727	291,846

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	June 30, 2012	June 30, 2011
Non-current
Deferred tax	77,819	20,313
Minimum presumed income tax	158,415	129,958
VAT receivables, net	43,292	55,914
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	19,847	29,772
Prepaid expenses	2,982	3,114
Mortgages receivables under legal proceeding	2,208	2,208
Allowance for doubtful accounts	(2,208)	(2,208)
Guarantee deposits	51,950	55,975
Other tax credits	51,059	12,131
Gross sales tax credit and others	1,346	1,067
Others	3,497	6,242
	410,207	314,486

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

e.	Inventories

The breakdown for this item is as follow:
	June 30, 2012	June 30, 2011
Current
Agricultural Business
Crops	155,143	232,009
Materials and others	74,136	115,140
Beef cattle	37,041	45,131
Unharvested crops	54,447	69,724
Seeds and fodder	13,347	8,009
Slaughtered stock	-	5,898
Suppliers advances	70,674	8,697
Other inventories	2,416	-
Real Estate Business
Caballito Nuevo	2,369	5,860
Abril	1,144	1,145
Inventories (hotel business)	4,792	3,575
El Encuentro	2,038	5,660
Horizons	115,921	212,211
Credit from barter transaction of Terreno Rosario	-	25,607
San Martín de Tours	180	424
Torres Jardin	32	32
Torres Rosario	6,001	9,320
Other inventories	3,586	3,519
	543,267	751,961

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	June 30, 2012	June 30, 2011
Non-current
Agricultural Business
Beef cattle	179,002	184,527
Unharvested crops	59,692	83,227
Real Estate Business
Units be receive Caballito (Note 4.s.)	52,205	51,999
El Encuentro	2,491	1,898
Units to receive (Note 4.s.)	23,608	23,309
Abril	776	-
Lands to receive Peraiola	8,200	8,200
Torres Rosario	10,417	4,388
Other inventories	432	59
	336,823	357,607

f.	Property and equipment, net

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Agricultural business	1,710,981	1,797,953
Real Estate Business
Shopping centers (Note 4.s)	2,087,772	2,226,543
Office buildings	945,715	966,320
Hotel operations	195,537	203,716
Other fixed assets	207,357	138,577
	5,147,362	5,333,109

g.	Intangible assets

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Agricultural Business	26,365	28,290
Real Estate Business	66,863	51,655
	93,228	79,945

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

h.	Goodwill

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Goodwill
IRSA	24,171	14,330
Brasilagro	6,965	6,965
Quality Invest S.A.	176	-
APSA	9,411	12,431
Torre BankBoston	4,674	4,873
Della Paolera 265 y Museo Renault	-	2,620
Conil S.A.	343	344
Arcos del Gourmet S.A.	5,730	-
Nuevo Puerto Santa Fe S.A.	843	-
Cactus goodwill	15,504	4,978
Goodwill allowance	(15,504)	(4,978)
Other goodwill	140	-
Jaborandi	12,531	-
Negative goodwill
IRSA	(299,578)	(324,774)
Brasilagro-Companhia	(47,147)	(73,947)
APSA	(322,821)	(342,604)
Palermo Invest S.A.	(21,223)	(23,498)
Empalme S.A.I.C.F.A. y G	(2,352)	(2,684)
Mendoza Plaza Shopping S.A.	(2,011)	(2,115)
Emprendimiento Recoleta S.A.	(4)	(25)
Unicity S.A.	(3,601)	(3,601)
Soleil Factory	(8,967)	(9,371)
	(642,720)	(741,056)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

i.	Trade accounts payable

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Suppliers	137,141	118,146
Provisions for inputs and other expenses	92,691	114,355
Debt related to purchase of farms	110,220	180,325
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	2,571	10,054
Liabilities in kind “Horizons”	19,027	36,443
Provision for harvest expenses	5,347	4,245
Checks deferred	160	6,111
Others	2,520	3,550
	369,677	473,229

Non-current
Suppliers	4	47
Debt related to purchase of farms	-	12,098
	4	12,145

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

j.	Short-term debts

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Bank loans	353,444	331,779
Financial leasing payable	1,095	-
Bank Overdrafts	225,875	684,215
Foreign financial entities	-	3,473
Seller- financed debt	49,774	50,191
Non-convertible Notes - IRSA 2017 Class I	23,175	20,960
Non-convertible Notes Class III	-	36,314
Non-convertible Notes Class IV	18,635	55,503
Non-convertible Notes Class V	69,612	36,177
Non-convertible Notes Class VI	107,495	33,427
Non-convertible Notes Class VII	9,261	21
Non-convertible Notes Class VIII	6,394	-
Non-convertible Notes Class IX	50,243	-
Non-convertible Notes Class X	273	-
Non-convertible Notes Class XI	233	-
Non-convertible Notes - IRSA 2020 Class II	34,003	30,800
Non-convertible Notes - APSA US$ 120 M.	4,555	4,490
Convertible Notes – APSA 2014 US$ 50 M.	2	3
Non-convertible Notes - IRSA 2013 Class III	102,888	-
Non-convertible Notes - IRSA 2014 Class IV	38,278	-
Non-convertible Notes – APSA 2012 Ps. 154 M.	-	28,879
	1,095,235	1,316,232

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	June 30, 2012	June 30, 2011
Non-current
Bank loans	174,012	173,527
Foreign financial entities	-	10,355
Non-convertible Notes Class IV	-	18,314
Non-convertible Notes Class V	-	70,927
Non-convertible Notes Class VI	-	99,286
Non-convertible Notes Class VII	-	8,509
Non-convertible Notes Class VIII	269,922	-
Non-convertible Notes Class IX	100,606	-
Non-convertible Notes Class X	138,474	-
Non-convertible Notes Class XI	58,909	-
Non-convertible Notes - IRSA 2017 Class I	665,257	599,565
Non-convertible Notes - APSA US$ 120 M.	471,749	421,498
Non-convertible Notes - IRSA 2020 Class II	661,078	598,116
Convertible Notes – APSA 2014 US$ 50 M.	37	4,640
Non-convertible Notes - IRSA 2013 Class III	51,032	-
Non-convertible Notes - IRSA 2014 Class IV	114,665	-
Financial leases payable	479	-
Seller - financed debt	81,725	81,568
	2,787,945	2,086,305

k.	Remunerations and social security contributions

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Provisions for vacation and bonuses	88,692	67,011
Social security payable	12,517	12,827
Salaries payable	2,804	1,369
Facilities for payment plan social security	222	209
Others	917	1,461
	105,152	82,877

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	June 30, 2012	June 30, 2011
Non-current
Facilities for payment plan social security	414	635
Others	370	-
	784	635
l.	Taxes payable

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
VAT payable, net	24,986	21,642
Minimum presumed income tax	12,939	7,636
Income tax provision, net	106,040	72,606
Tax on shareholders´ personal assets	3,815	4,276
Provisions – Gross sales tax payable	5,076	2,325
Tax moratorium – ABL	2,182	1,464
Tax payment facilities plan for income tax	1,960	1,879
Tax withholdings	12,646	17,826
Gross revenue tax moratorium	481	564
Other taxes Brasilagro	3,811	454
Others	6,306	5,132
	180,242	135,804

Non-current
Deferred tax	595,752	738,950
Income tax payable moratorium	15,438	17,386
Tax on shareholders´ personal assets moratorium	1,781	2,086
Other taxes moratorium	584	1,672
Minimum presumed income tax	272	-
Tax moratorium – ABL	3,291	1,927
Others	5	364
	617,123	762,385

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

m.  Customer advances

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Admission rights	78,172	60,822
Advanced payments from customers	111,008	173,712
Leases and service advances	46,567	35,021
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	3,294	-
	239,041	269,555

Non-current
Admission rights	85,281	66,885
Leases and service advances	25,751	27,359
	111,032	94,244

n.	Other liabilities

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Litigation National Park Administration	-	1,100
Debt to purchase of investments	-	316
Other debts	-	16,004
Advances on assignment of right	4,789	-
Guarantee deposits	9,085	4,128
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	30,406	37,326
Premiums collected	59	672
Provision for contract management (Note 4.s.)	2,984	7,868
Derivates financial instruments	18,497	7,681
Profits to be made and improvements made by others to earn	266	332
Dividends payable	34,724	5
Management and reserve fund	-	2,975
Others	6,263	3,473
	107,073	81,880

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	June 30, 2012	June 30, 2011
Non-current
Derivates financial instruments	22,859	-
Loan with shareholders of related parties	-	252
Profits to be made and improvements made by others to earn	8,903	9,170
Guarantee deposits	10,074	6,207
Advances on assignment of right	-	3,344
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 4.s.)	18,793	20
Others	714	2,631
	61,343	21,624

o.	Provisions for lawsuits and contingencies

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Lawsuits and contingencies	3,936	4,615
	3,936	4,615

Non-current
Lawsuits and contingencies	22,566	14,952
	22,566	14,952

p.	Unrealized gain

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Unrealized gain on inventories - Beef cattle	19,584	69,752
Unrealized loss on inventories - Crops, raw materials and MAT	(36,936)	(15,704)
Operative gain and unrealized gain on real estate assets	574	1,140
Total unrealized (loss) gain	(16,778)	55,188

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

q.	Financial results, net

The main financial results are the following:

	June 30, 2012	June 30, 2011
Generated by assets:
Income Interest:
Income interest	46,060	18,959
Current value of assets	(1,600)	47
Sub-total	44,460	19,006
Other Unrealized gain:
Conversion differences	8,340	(4,543)
Gain on hedging operations	1,037	2,850
Tax on bank account operations	(7,751)	(10,310)
Gain (Loss) on financial operations	20,361	(1,435)
Other	(7,518)	(3,413)
Sub-total	14,469	(16,851)

Generated by liabilities:
Other Unrealized gain:
Loss on financed derivate instruments operation	(2,001)	-
Interests - Bank loans	-	(7,204)
Other	(16,061)	(7,026)
Sub-total	(18,062)	(14,230)

r.	Other income and expenses, net

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Other incomes:
Recovery of allowances	2,447	-
Lawsuits and contingencies	-	87
Sale of consumer relationships and transfer of portfolio of Apasamedia S.A.	-	10,019
Gains on the sales of other fixed assets	113	35
Management fee	811	735
Others	6,472	2,219
Sub-total Other Incomes	9,843	13,095

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 (Continued)

	June 30, 2012	June 30, 2011
Other Expenses:
Tax on shareholders´ personal assets	(13,641)	(13,269)
Lawsuits and contingencies	(6,178)	(3,487)
Unrecoverable VAT receivable	(2,222)	(3,347)
Donations	(18,202)	(7,020)
Gains on the sales of other fixed assets	(11)	-
Capital issue expenses	(4,822)	-
Others	(6,087)	(8,789)
Sub-total Other Expenses	(51,163)	(35,912)
Total Other income and expenses, net	(41,320)	(22,817)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                                (Continued)

s.	Subsidiaries related companies Law No. 19,550 Section 33 and other related parties

Balances as of June 30, 2012, compared to the balances as of June 30, 2011, held with related companies, persons and shareholders are as follows:

As of June 30, 2012

	Current Trade account Receivable	Current Other receivables	Non-current Other receivables	Inventory/ Fixed assets non-current Barter Caballito and Beruti plot of land	Advanced payments from customers	Current Trade account payable	Current Other liabilities	Non-current Other liabilities
Agro –Uranga S.A. (2)	1,843	45	-	-	-	-	-	-
Agromanagers S.A. (2)	-	20	-	-	-	-	-	-
Banco Hipotecario S.A. (2)	298	-	-	-	-	(75)	-	-
Baicom Networks S.A. (4)	-	32	455	-	-	-	-	-
Canteras Natal Crespo S.A. (4)	465	50	-	-	-	-	-	-
Consorcio Libertador (3)	103	18	-	-	-	(3)	-	-
Consorcio Torre Boston (3)	99	231	-	-	-	(924)	-	-
Consultores Asset Management S.A. (3)	2,250	111	-	-	-	(17)	(2,991)	-
Museo de los niños S.A. (3)	1,454	-	-	-	-	(19)	-	-
Cresca S.A. (4)	-	215	19,392	-	-	-	(14)	-
Cyrsa S.A. (4)	24	589	-	-	-	(37)	(115)	-
Directors (3)	1	218	-	-	-	(41)	(24,005)	(20)
Estudio Zang, Bergel & Viñes (3)	-	743	-	-	-	(1,362)	(1,068)	-
Fundación IRSA (3)	45	1	-	-	-	(1)	(1,073)	-
Inversiones Financieras del Sur S.A. (1)	-	12,755	-	-	-	-	(3,974)	-
Hersha Hospitality Trust (2)	-	3,447	-	-	-	-	-	-
New Lipstick LLC (2)	-	1,269	-	-	-	-	-	-
Nuevo Puerto Santa Fe S.A. (4)	314	-	-	-	-	(70)	(28)	-
Lipstick Management LLC (2)	-	426	-	-	-	-	-	-
Loans to employees	90	5,394	-	-	-	(21)	-	-
Puerta de Segura S.A. (3)	-	-	-	-	-	-	-	(18,773)
Puerto Retiro S.A. (4)	74	1,104	-	-	-	-	-	-
Tarshop S.A. (2)	525	1,201	-	-	(781)	(1)	(59)	-
Quality Invest S.A. (4)	39	1	-	-	-	-	-	-
Supertel Hospitality Inc.	-	1,495	-	-	-	-	-	-
TGLT S.A. (2)	2,355	-	-	85,077	(2,513)	-	-	-
IRSA Developments LP (2)	-	8	-	-	-	-	(5)	-
Elsztain Realty Partners Master Fund LP (3)	-	-	-	-	-	-	(2)	-
Real Estate Strategies LP (2)	-	49	-	-	-	-	(5)	-
Elsztain Managing Partner Lim (3)	-	-	-	-	-	-	(51)	-
Total	9,979	29,422	19,847	85,077	(3,294)	(2,571)	(33,390)	(18,793)
(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                                (Continued)

As of June 30, 2011

	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Non-current Inventories/ fixed assets Barter Caballito and Beruti plot of land	Current Trade account Payable	Current Other liabilities	Non-current Other liabilities
Agro –Uranga S.A. (2)	96	46	-	-	(178)	-	-
Banco Hipotecario S.A. (2)	225	-	-	-	(252)	-	-
Baicom Networks S.A. (4)	61	6	415	-	-	-	-
Canteras Natal Crespo S.A. (4)	403	41	-	-	-	-	-
Consorcio Libertador S.A. (3)	140	16	-	-	(65)	(4)	-
Consorcio Torre Boston .S.A. (3)	1,076	344	-	-	(836)	-	-
Consultores Asset Management S.A. (3)	997	29	-	-	(10)	(7,868)	-
Museo de los niños S.A. (3)	1,781	-	-	-	(9)	-	-
Cresca S.A. (4)	350	528	10,596	-	(46)	-	-
Cyrsa S.A. (4)	1,761	11	-	-	(1,725)	(43)	-
Directors (3)	14	215	-	-	-	(16,004)	(20)
Estudio Zang, Bergel & Viñes (3)	-	9	-	-	(1,241)	(308)	-
Fundación IRSA (3)	33	1	-	-	(1)	(1,075)	-
Inversiones Financieras del Sur S.A. (1)	-	3,689	-	-	-	-	-
Hersha Hospitality Trust (2)	-	2,690	-	-	-	-	-
New Lipstick LLC (2)	-	960	-	-	-	(622)	-
Lipstick Management LLC (2)	-	448	-	-	-	-	-
Loans to employees (3)	77	4,044	-	-	(153)	(1,000)	-
Puerto Retiro S.A. (4)	58	63	-	-	(5)	-	-
Tarshop S.A. (2)	660	13,863	-	-	(5,533)	(17,330)	-
Quality Invest S.A. (4)	799	241	-	-	-	(16)	-
TGLT S.A. (2)	658	1,680	-	84,572	-	-	-
Grupo MAEDA S.A. Agroindustrial (3)	-	-	18,761	-	-	-	-
IRSA Developments LP (3)	-	7	-	-	-	(4)	-
Elsztain Reality Partners Maste (3)	-	-	-	-	-	(859)	-
IRSA Real Estate Strategies LP (3)	-	64	-	-	-	(8)	-
Elsztain Managing Partner Lim (3)	-	156	-	-	-	(53)	-
Total	9,189	29,151	29,772	84,572	(10,054)	(45,194)	(20)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                                (Continued)

The results for the fiscal years ended June 30, 2012 and 2011, held with related companies, persons and shareholders are as follows:

As of June 30, 2012

	Gain from leases	Selling Expenses / Agricultural business	Fees	Interest income (loss)	Other	Administration services	Sales and fees for shared services	Donations
Agro – Uranga S.A. (2)	-	3,479	-	-	238	-	-	-
Canteras Natal Crespo S.A. (4)	-	-	-	5	-	-	48	-
Consorcio Libertador (3)	13	-	-	-	-	(431)	-	-
Consorcio de Propietarios Torre Boston (3)	-	-	-	-	-	(285)	-	-
Consultores Asset Management S.A. (3)	-	-	(7,458)	-	23	-	-	-
Cresca S.A. (4)	-	-	-	1	-	810	-	-
Cyrsa S.A. (4)	-	-	-	-	-	-	-	-
Directors (3)	-	-	(56,351)	(1)	-	-	-	-
Estudio Zang, Bergel & Viñes (3)	-	-	(3,445)	-	-	-	-	-
Fundación IRSA (3)	-	-	-	-	-	-	-	(1,876)
Inversiones Financieras del Sur S.A. (1)	-	-	-	836	-	-	-	-
Loans to employees	-	-	-	11	-	-	-	-
Tarshop S.A. (2)	2,436	-	-	2,148	(885)	-	379	-
Total	2,449	3,479	(67,254)	3,000	(624)	94	427	(1,876)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                                (Continued)

As of June 30, 2011

	Gain from leases	Beef cattle expenses	Fees	Interest income (loss)	Other income and expenses and current tax on shareholders´ personal assets	Administration services	Sales and fees for shared services	Donations
Agro – Uranga S.A. (2)	-	-	-	-	1,567	-	-	-
Cactus (2)	-	(1,304)	-	-	28	48	-	-
Canteras Natal Crespo S.A. (4)	-	-	-	4	-	-	48	-
Consorcio Libertador S.A. (3)	12	-	-	-	-	-	123	-
Consorcio Dock del Plata S.A. (3)	-	-	-	-	-	-	78	-
Consultores Asset Management S.A. (3)	99	-	(23,618)	-	-	-	-	-
Cresca S.A. (4)	-	-	-	33	-	686	-	-
Cyrsa S.A. (4)	4	-	-	-	-	-	-	-
Directors (3)	-	-	(52,862)	(4)	-	-	-	-
EAASA (2)	-	-	-	-	-	-	-	-
Estudio Zang, Bergel & Viñes (3)	-	-	(7,708)	-	-	-	226	-
Fundación IRSA (3)	-	-	-	-	-	-	-	(3,134)
Inversiones Financieras del Sur S.A. (1)	-	-	-	2,566	-	-	-	-
Parque Arauco S.A. (3)	-	-	-	(315)	-	-	-	-
Loans to employees (3)	-	-	-	380	-	-	-	-
Tarshop S.A. (2)	3,954	-	-	80	12,596	-	85	-
Total	4,069	(1,304)	(84,188)	2,744	14,191	734	560	(3,134)

(1)	Shareholder
(2)	Related companies
(3)	Related parties
(4)	Direct or Indirect common control

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)

NOTE 5:                            SEGMENT REPORTING

As of June 30, 2012:

Description	Agricultural								Feed lot Slaughtering /Feed lot	Real estate
	Crops		Beef cattle	Milk	Sale of farms	Other	Non Operating	Subtotal Agricultural business		Development and sale of properties	Office Other	Shopping Center	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total

	Local	International
Production income	235,550	361,471	72,314	31,061	-	-	-	700,396	-	-	-	-	-	-	-	-	700,396
Cost of production	(211,856)	(339,611)	(34,345)	(27,467)	-	-	-	(613,279)	-	-	-	-	-	-	-	-	(613,279)
Production profit	23,694	21,860	37,969	3,594	-	-	-	87,117	-	-	-	-	-	-	-	-	87,117
Sales	307,221	449,821	134,965	27,482	93,690	77,567	-	1,090,746	100,208	328,404	191,481	871,732	170,012	4,836	-	1,566,465	2,757,419
Cost of sales	(258,634)	(423,996)	(126,302)	(27,482)	(48,200)	(46,763)	-	(931,377)	(116,146)	(223,206)	(37,352)	(185,637)	(117,277)	(1,604)	-	(565,076)	(1,612,599)
Sales profit	48,587	25,825	8,663	-	45,490	30,804	-	159,369	(15,938)	105,198	154,129	686,095	52,735	3,232	-	1,001,389	1,144,820
Gross profit	72,281	47,685	46,632	3,594	45,490	30,804	-	246,486	(15,938)	105,198	154,129	686,095	52,735	3,232	-	1,001,389	1,231,937
Selling expenses	(67,738)	(37,646)	(12,495)	(979,000)	(220,000)	(8,070)	-	(127,148)	(7,321)	(22,528)	(10,337)	(52,776)	(22,577)	(296,000)	-	(108,514)	(242,983)
Administrative expenses	(22,685)	(74,602)	(24,786)	(1,639)	(6,790)	(6,216)	-	(136,718)	(7,166)	(39,732)	(43,312)	(88,456)	(44,853)	(267,000)	-	(216,620)	(360,504)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	42,817	-	-	-	-	-	42,817	42,817
Unrealized gain (loss) on inventories	13,801	(51,001)	19,584	-	-	213,000	-	(17,403)	52,000	12,000	561,000	-	-	-	-	573,000	(16,778)
Net gain from retained interest in consumer finance trusts	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Operative result	(4,341)	(115,564)	28,935	976,000	38,480	16,731	-	(34,783)	(30,373)	85,767	101,041	544,863	(14,695)	2,669	-	719,645	654,489

Assets	427,873	1,751,070	363,444	65,994	70,289	79,099	481,411	3,239,180	39,211	776,156	1,380,509	2,154,067	726,408	52,749	1,386,932	6,476,821	9,755,212
Liabilities	396,518	413,554	330,312	60,084	-	40,620	602,432	1,843,520	26,621	524,611	591,586	2,203,014	312,673	7,596	191,532	3,831,012	5,701,153
Non-current investments in other companies(1)	24,506	29,904	38,000	720,000	-	-	1,897	57,065	-	87,758	212,968	-	457,844	44,093	1,027,733	1,830,396	1,887,461
Increases and transfers of property and equipment	138,948	3,385	23,789	1,277	-	2,747	1,136	171,282	912,000	-	13,631	114,612	5,396	-	-	133,639	305,833
Amortization and depreciation	4,674	40,476	2,117	885,000	-	1,040	1,441	50,633	1,492	82,000	29,509	143,536	13,578	17,000	-	186,722	238,847

(1)
The balance corresponds to equity interest of the Company in Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A., Tarshop S.A. and Hersha Hospitality Trust, Rigby 183 LLC, New Lipstick y TGLT S.A., Bitania 26 S.A., Agro Managers S.A. and Supertel Hospitality Inc..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)

NOTE 5:	(Continued)

As of June 30, 2011:

	Agricultural									Real estate
	Crops		Beef cattle	Milk	Sale of farms	Other	Non	Sub-total	Slaughtering /Feed lot	Development and sale of properties	Office	Shopping Center	Hotel operations	Consumer financing	Financial operations and others	Subtotal real estate business	Total
							Operating	Agricultural business			Other
Description	Local	International
Production income	259,215	69,415	46,574	31,277	-	-	-	406,481	-	-	-	-	-	-	-	-	406,481
Cost of production	(190,431)	(40,695)	(24,987)	(23,965)	-	-	-	(280,078)	-	-	-	-	-	-	-	-	(280,078)
Production profit	68,784	28,720	21,587	7,312	-	-	-	126,403	-	-	-	-	-	-	-	-	126,403
Sales	270,979	72,030	50,909	28,381	84,507	58,048	-	564,854	127,086	341,074	164,035	675,319	192,883	68,576	-	1,441,887	2,133,827
Cost of sales	(241,093)	(64,409)	(58,034)	(28,381)	(29,906)	(41,383)	-	(463,206)	(123,271)	(252,894)	(36,940)	(187,652)	(119,765)	(22,488)	-	(619,739)	(1,206,216)
Sales profit	29,886	7,621	(7,125)	-	54,601	16,665	-	101,648	3,815	88,180	127,095	487,667	73,118	46,088	-	822,148	927,611
Gross profit	98,670	36,341	14,462	7,312	54,601	16,665	-	228,051	3,815	88,180	127,095	487,667	73,118	46,088	-	822,148	1,054,014
Selling expenses	(45,837)	(7,054)	(2,461)	(1,405)	-	(4,717)	-	(61,474)	(8,029)	(15,396)	(5,283)	(40,229)	(20,923)	(24,873)	-	(106,704)	(176,207)
Administrative expenses	(23,837)	(5,250)	(14,192)	(1,739)	(3,542)	(3,273)	-	(51,833)	(4,530)	(41,425)	(43,029)	(67,935)	(40,318)	(6,946)	-	(199,653)	(256,016)
Gain from recognition of inventories at net realizable value	-	-	-	-	-	-	-	-	-	45,442	-	-	-	-	-	45,442	45,442
Unrealized gain (loss) on inventories	(17,756)	1,297	69,752	-	-	217,000	-	53,510	538,000	128,000	1,012	-	-	-	-	1,140	55,188
Net gain from retained interest in consumer finance trusts	-	-	-	-	-	-	-	-	-	-	-	-	-	4,707	-	4,707	4,707
Operating result	11,240	25,334	67,561	4,168	51,059	8,892	-	168,254	(8,206)	76,929	79,795	379,503	11,877	18,976	-	567,080	727,128

Assets	445,753	2,016,016	317,413	66,330	18,765	36,803	543,704	3,444,784	59,790	757,002	1,430,999	2,122,707	506,853	37,710	1,361,175	6,216,446	9,721,020
Liabilities	379,445	563,816	208,869	42,472	-	13,649	412,886	1,621,137	41,793	495,388	575,585	2,059,447	251,280	31,112	280,740	3,693,552	5,356,482
Non-current investments in other companies(1)	19,751	27,199	155,000	2,938	-	-	-	50,043	-	84,063	207,082	-	277,248	49,779	924,566	1,542,738	1,592,781
Increases and transfers of property and equipment	82,900	1,261,663	14,837	705,000	-	239,000	7,522	1,367,866	22,576	76,000	38,424	751,044	8,145	3,003	-	800,692	2,191,134
Amortization and depreciation	3,680	671,000	1,732	1,078	-	554,000	1,217	8,932	-	180,000	29,696	138,771	14,663	2,276	-	185,586	194,518
(1)
The balance corresponds to equity interest of the Company in Agro – Uranga S.A., Banco Hipotecario S.A., Banco Crédito and Securitización S.A., Manibil S.A., Tarshop S.A. and Hersha Hospitality Trust, Rigby 183 LLC, New Lipstick y TGLT S.A.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	LAWSUITS AND CLAIMS IN COURSE

A.	Agricultural Business

Ongoing litigation with the city of Villa Mercedes

The Misdemeanours Court Judge to the city of Villa Mercedes issued resolution No. 2980/08 about the situation of Cactus in such city, determining that the Company had a 36-month term to stop operating and transferring the establishment located on the Provincial Route 2B.

In such 36-month period, the Company shall not host over 18,500 head of cattle.

Such brief was appealed by Cactus before the Municipality, which was negatively answered on April 7, 2009, by means of Decree No. 0662/09, thus ratifying the Misdemeanour Court Judge’s ruling. Under the administrative justice of the city of Villa Mercedes, Cactus would have until April 7, 2012 to present its plan to conclude operations and transfer the establishment.

Cactus has filed appeals with the High Court of Justice of the Province of San Luis, objecting the lawfulness of the rulings entered by the Misdemeanours Court Judge of Villa Mercedes. This filing was denied by the High Court of Justice, and the Company lodged an appeal of unconstitutionality against this decision, whose resolution, as of the date of issuance of these financial statements, is pending.

Irrespective of the above, Cactus is carrying out a plan to improve its relationship with the community of Villa Mercedes, seeking to strengthen the company’s position as a valuable member in the social and economic activity in the region, whose purpose is that the scheduled moving be reconsidered by municipal authorities.

On January 27, 2012, the Company filed with the Municipality of Villa Mercedes a report on the activities performed, the economic and social relevance of the exploitation carried out by the Company and the special features, complexities and terms of a possible relocation. Such filing received by the Municipality of Villa Mercedes was forwarded to the Court of Misdemeanors for notification purposes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

This Court currently does not have any incumbent judges appointed.

On May 10, 2012, the Municipality of Villa Mercedes granted a new business permit to Cactus.

B.	Real Estate Business

National Parks Administration dispute

In November 1997, Llao Llao Holdings S.A. bought the Hotel Llao Llao from Administración de Parques Nacionales (APN). In that same year, the company Llao Llao Resorts S.A. (successor of Llao Llao Holding S.A.) was sued by APN in order to enforce collection of the unpaid balance of the additional price for such acquisition. As a consequence, Other liabilities included the provision for the judicial auctioneer’s fees in the amount of Ps. 1.1 million as of June 30, 2011. As of the date of these financial statements, such fees have been made available for collection.

NOTE 7:	RESTRICTED ASSETS

A.	Agricultural Business

1. Brasilagro

a.	Farmland Cremaq

Brasilagro has constituted a mortgage on 10,097 ha. of Farmland Cremaq, as payment guarantee of the loan agreement obtained in December 2009 from Banco do Nordeste – BNB and a deposit for Ps. 41,406 (equivalent to R$ 18,492) related to the funds obtained in June 2010 by the controlling party Jaborandi Ltda., paid to CDI.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

B.	Real Estate Business

1.	IRSA

a.	Puerto Retiro S.A.

On April 18, 2000, Puerto Retiro S.A. (indirect joint venture of IRSA) was notified of a filing made by the National Government, through the Ministry of Defense, to extend the petition in bankruptcy of Inversora Dársena Norte S.A. (Indarsa) to Puerto Retiro S.A. At the request of plaintiff, the bankruptcy court granted an order restraining the ability of Puerto Retiro S.A. to sell or dispose in any manner the acquired real estate property from Tandanor S.A. in June 1993.

Indarsa had acquired 90% of the capital stock of Tandanor S.A. to a formerly estate owned company privatized in 1991, engaged in the shipyard industry.

Indarsa did not comply with the payment of the outstanding price for the acquisition of the stock of Tandanor, and therefore the Ministry of Defense requested the bankruptcy of Indarsa, pursuing to extend the bankruptcy to Puerto Retiro S.A..

The evidence steps of the legal procedures have been completed Puerto Retiro S.A. appealed the precautionary measure, being the same confirmed by the Court on December 14, 2000. The parties have submitted their claims in due time. The file was passed for the judge to issue a pronouncement, the judge issued a decree adjourning the summoning of decisions to pronouncement in the understanding that there exists pre-judgment in respect of the penal cause filed against ex-officers of the Ministry of Defense and ex-directors of the Company. Consequently, the matter will not be solved until there is final judgment in penal jurisdiction.

Notice has been served upon the commercial court that the criminal cause of action was declared extinguished by operation of the statutes of limitation and that the accused were acquitted. However, this ruling was challenged by filing an appeal in cassation, which is why the other decision is still not final.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

The Management and legal advisors of Puerto Retiro S.A. estimate that there are legal and technical arguments sufficient to consider that the request for bankruptcy will be denied by the court. However, taking the particular circumstances into account and the progress of the legal action, this position cannot be considered final.

b.	Mortgage guaranteed loan Hoteles Argentinos S.A.

In March 2005, Credit Suisse First Boston (“CSFB”) acquired the debt for US$ 11.1 million of Hoteles Argentinos S.A. (“HASA”), subsidiary of IRSA, which had been in non-compliance since January 2002. In April 2006 HASA made a payment reducing the capital amount payable to US$ 6.0 million. The balance accrued interests at a LIBO rate six months plus 7.0%.

Jointly, IRSA subscripted a credit default swap for 80% of the restructured debt value in order to protect CSFB in case of non-compliance with HASA’s obligations. As compensation, IRSA will receive a payment of a coupon on a periodical basis. In addition, to support the obligations assumed, IRSA deposited as guarantee the amount of US$ 1.2 million.

With the last installment of the loan received having been repaid on March 15, 2010, CSFB reimbursed the deposit to IRSA. Simultaneously, HASA borrowed a new loan from Standard Bank Argentina S.A. for a total amount of Ps. 19.0 million, which will accrue interest at a fixed rate, payable on a quarterly basis. The capital was due on March 2011. During the same month, HASA refinanced the mentioned loan agreement, as per the following detail: US$ 0.4 million, at a fixed rate (capital plus interest) to be paid on September 6, 2012; US$ 0.4 million, at a fixed rate (capital plus interest) to be paid on March 14, 2012 and Ps. 15.8 million, at a fixed rate with capital to be paid on March 14, 2012 and interests payable on a quarterly basis.

On March 14, 2012, HASA refinanced the loan with Standard Bank Argentina S.A. for Ps.15.8 million through a bank checking account overdraft agreement with such entity. This agreement provides for a fixed interest rate and a monthly renewal of the agreement term.

The loan for US$ 0.4 million held with such entity was repaid on the same date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As a guarantee for this transaction, IRSA entered into a put option agreement (put right) with Standard Bank Argentina S.A. whereby the Bank receives the right to sell to IRSA, which in turn agrees to purchase, 80% of the credit rights arising from the loan in the event of HASA defaulted the loan.

As of the date of these financial statements, HASA had committed no event of default.

c.	IRSA and its subsidiaries has mortgaged on the following properties:

Property	Book value as of June 30, 2012
República Building	210,932
Predio San Martín	69,791
Soleil Factory	74,474
Zetol plot of land	36,070
Vista al Muelle plot of land	25,374

d.	New Lipstick maintains a pledge over Metropolitan 885 Third Avenue Leasehold LLC ´s shares.

e.
To guarantee due compliance with all the covenants assumed by Liveck S.A., and the minority shareholder of Zetol S.A.’s and Vista al Muelle S.A.´s pursuant to the stock purchase agreement for Vista al Muelle S.A.’s shares executed on June 11, 2009 and the Addendums to the Agreement, as well as payment of any possible damages and associated expenses, the parties have reciprocally tendered a security interest consisting in a possessory pledge over the shares in Vista al Muelle S.A. and Zetol S.A..

f.	On December 28, 2011, 2,061,856 shares of Hersha Hospitality Trust were transferred to Citibank N.A. as collateral for the loan.

g.
IRSA holds a pledge on the shares of Cyrsa S.A. as security for the latter’s obligation to transfer the units bound to be built on a plot of land situated at 1755 Av. del Libertador, as part of the compensation for the acquisition thereof.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

2.	APSA

a.
On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge of the Series I Non-Convertible Notes issued on May 11, 2007, for a face value of US$ 1.2 million. On October 11, 2011 Banco Hipotecario released 50% of the pledged Non-Convertible Notes and the remaining 50% will be released after two years as from the date appearing on the Memorandum of closure has been fulfilled.

b.	On August 3, 2011, a mortgage was constituted on Soleil Factory.

c.
As mentioned in Note 12 B.1.c.i., to secure the fulfillment of the concession agreement with Administration of railway infrastructure (“ADIF”), Arcos del Gourmet S.A. committed itself to hire a surety bond for Ps. 4,460, to make a deposit in cash of Ps. 400 and to hire another surety bond in favor of ADIF as collateral to the execution of the works agreed in due time and proper form for Ps. 14,950. These surety bonds were hired during October, 2011.

d.
As regards the case "Alto Palermo S.A. (APSA) against Dirección General Impositiva on Appeal", Record of proceedings number 25,030-I, currently heard by Division A, 3 Nomination, an attachment has been ordered and effected on the real property located in Olegario Andrade 367, Caballito, Ciudad Autónoma de Buenos Aires, which as of June 30, 2012 amounts to Ps. 49,699 (accounted for under Non-Current Investments - Land Reserves).

NOTE 8:	ACQUISITION, CONSTITUTION AND RESTRUCTURING OF COMPANIES

A. Agricultural Business

1.	Purchase of shares and warrant Brasilagro

On October 20 and December 23, 2010, the Company and its subsidiary Helmir executed with Tarpon a share purchase agreement under which the Company either directly or indirectly acquired 9,581,750 shares of common stock of Brasilagro, representing 16.40% of the outstanding stock and 64,000 warrants from the First Issue and 64,000 warrants from the Second Issue. Consequently, Cresud paid Rs. 25.2 million on October 20, 2010, Rs. 50.8 million on December 23, 2010, Rs. 52.5 million on April 27, 2011. When the price agreed was cancelled, the pledge constituted on 3,864,086 shares and 37,325 warrants from Brasilagro’s first issue released.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Consequently, Cresud is either directly or indirectly the owner of 20,883,916 shares or 35.75% of Brasilagro’s outstanding stock as of June 30, 2011 (see note 13.1.a to the Basic Financial Statements). It should be noted that acquiring shares does not imply a change in the control of the group of Brasilagro according to Brazil legal regime.

Likewise, due to the transaction, Cresud owns directly and indirectly 168,902 Brasilagro’s First Issuance Warrants and 168,902 Brasilagro’s Second Issuance Warrants.

As of June 30, 2012 the Company registered an asset for Ps. 29,904 for the acquisition of these warrants (Note 4.b).

In relation to this, and following the guidelines of Technical Resolution No. 21 of the F.A.C.P.C.E, the Company has consolidated its financial statements with Brasilagro’s financial statements as of June 30, 2011, as stated in Note 1.a. to this consolidated financial statements.

As of the financial statements date, the Company holds a 39.64% interest.

B. Real Estate Business

1.     IRSA

a.	Constitution of CYRSA – Horizons Project

In January 2007, IRSA acquired two adjacent plots of land adjacent located in Vicente López, Province of Buenos Aires (one of them through the acquisition of the total share of Rummaala S.A, actually merged with CYRSA). The purchase price was US$ 36.2 million, from which US$ 30.3 million will be cancelled by handing over certain units of the building to be constructed. As security for compliance, Rummaala S.A. shares were pledged and the Building located in Suipacha 652 (owned property) was mortgaged, currently reversed.

In April, 2007, IRSA constituted CYRSA S.A. (“CYRSA”), and in August 2007, CYRELA was incorporated with the ownership of 50% of CYRSA capital stock. IRSA contributed with the plots of land and the liability in kind related in the amount of Ps. 21,495 and CYRELA contributed Ps. 21,495 in cash.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Then, a major real estate development known as “Horizons” was launched on the two plots of land mentioned.

From May 2008, CYRSA continued the marketing process of the building units to be constructed on the plot referred to above. Certain clients had made advances by means of signing preliminary sales contracts, reaching 100% of the units to be marketed, which are disclosed in “Customer advances”.

The purchase-sale price set forth in these preliminary sales contracts are made of a fixed and determined portion and another portion to be determined in line with the future construction expenses.

The buyer can choose from the following purchase plans:

-	The balance will be cancelled in installments and will be fully paid at the time of transfer and signature of deeds.

-
Partial cancellation will be on installments payable up to the time of transfer / signatures of deeds, the remaining balance to be financed during 90 months´ term with units having mortgaged guarantees.

As of June 30, 2012, the percentage of completion of the “Horizons” project was 99.69%. Rio block´s towers included in the project have already been completed and are currently signing the title deeds. Likewise, the signature of deeds began for the completed units on Parque block.

b.	Acquisition of Hersha Hospitality Trust´s shares (“Hersha")

On August 4, 2009, IRSA, through Real Estate Investment Group L.P. ("REIG") acquired 5.7 million shares representing approximately 10.4% of Hersha´s common stock. Additionally, a call option that matures on August 4, 2014 to purchase an additional 5.7 million shares at an exercise price of US$ 3.00 per share was acquired. Under the agreement, if starting on August 4, 2011 the quoted market price of Hersha´s share were to exceed US$ 5.00 per share during 20 consecutive trading sessions, Hersha may settle the call option by issuing and delivering a variable amount of shares to be determined in accordance with certain market values.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

The total purchase price paid was US$ 14.3 million. As part of the agreements, the Company maintains a representative in Hersha’s Board of Trustees, which is currently integrated by nine members.

In January 2010, March 2010, and October 2010, IRSA through its subsidiaries purchased 11,606,542 additional shares of Hersha’s common stock for an aggregate purchase price of US$ 47.9 million.

During fiscal year ended of June 30, 2011, IRSA through its subsidiaries sold 2,542,379 common shares Hersha for a total of US$ 16.1 million, which resulted in approximately US$ 11.5 million gain.

On February 10, 2012, Hersha notified REIG its intention to exercise the call option to purchase 5,700,000 shares of Hersha granted in August 2009, pursuant to duly executed agreements. In furtherance thereof, Hersha has issued 2,521,561 shares, for which REIG has no obligation to pay any price. The value of the shares amounts to US$ 13.6 million.

As of June 30, 2012 IRSA´s direct and indirect interest in Hersha represents 9.13%. Shares acquired were valuated at its cost.

Hersha is a Real Estate Investment Trust (REIT) listed in the New York Stock Exchange (NYSE) under the “HT” symbol that holds majority interests in 67 hotels throughout the United States of America totaling approximately 9,598 rooms. These hotels are rated as “select service” and “upscale hotels” and they are mainly located in the Northeast coast of the US, including New York, New Jersey, Boston, Washington D.C. and Philadelphia, whilst a few are located in northern California and some others in Arizona. These properties are operated under franchises that are leaders and enjoy widespread recognition in their markets, such as Marriot International, Intercontinental Hotel Group, Starwood Hotels, Hilton Hotels Corporation, Global Hyatt Corporation and Choice Hotels International.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

c.	Acquisition Lipstick, New York Building

In July 2008, IRSA (through its subsidiaries) acquired a 30% interest in Metropolitan 885 "Metropolitan 885 Third Avenue. LLC" (or "Metropolitan"), through its subsidiaries which main asset is a rental office building in New York City known as the “Lipstick Building” and the debt related to that asset. The transaction included the acquisition of (i) a put right exercisable until July 2011 to sell a 50% of the interest acquired at the same value paid plus interest at 4.5% per annum and (ii) a right of first offer to acquire a 60% portion of the 5% interest of the shareholding. The total price paid was US$ 22.6 million.

During 2009 Metropolitan incurred significant losses, which resulted in negative equity mainly due to an impairment recognized in connection with the building. Since IRSA’s share in Metropolitan’s losses exceeded its equity interest; IRSA recognized a zero value on its investment although a liability of US$ 1.5 million was booked representing it’s maximum commitment to fund Metropolitan’s operations.

In December 2010 the negotiations geared towards restructuring the amounts owed under mortgage to Royal Bank of Canada came to a successful conclusion The debt was reduced from US$ 210.0 million to US$ 130.0 million (excluding accrued interest) at a Libor plus 400 bp rate, which may not exceed a maximum rate of 6.25% and with a maturity date fixed at seven years. The junior indebtedness to Goldman, Sachs & Co., which had amounted to US$ 45.0 million (excluding accrued interest), was cancelled through a US$ 2.25 million payment.

Metropolitan 885 Third Avenue Leasehold LLC (“Metropolitan Leasehold”) will maintain the existing ground leases in the same terms and conditions in which they had been initially agreed upon, for a remaining 66 years’ term. The final consent to this restructuring has already been tendered by all the parties concerned and the closing was consummated on December 30, 2010, as that is when the company New Lipstick LLC (“New Lipstick”), a new Metropolitan Leasehold holding company, made a US$ 15.0 million principal payment as repayment of the newly restructured mortgage debt, thus reducing it from US$ 130.0 million to US$ 115.0 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 (Continued)

As a consequence of said closing, the Company has indirectly – through New Lipstick – increased its ownership interest in the Lipstick Building to 49%. This increase originated in a US$ 15.3 million capital contribution and in the fact that the put option for 50% of the shareholding initially acquired in Metropolitan, which had amounted to approximately US$ 11.3 million plus accrued interest, has been rendered ineffectual. Besides, the above-mentioned commitment, for US$ 1.5 million, ceased to be in effect.

d.	Acquisition of shares in Banco Hipotecario S.A.

During the last fiscal years, IRSA has been conducting different purchase and sale transactions of BHSA shares, as a result of which, as of June 30, 2012, IRSA´s direct and indirect ownership interest in BHSA is 29.77% of BHSA´s capital stock (without considering treasury shares).

e.	Acquisition of companies in the Oriental Republic of Uruguay

During the fiscal year ended June 30, 2009, IRSA (through Tyrus) acquired by a minimum payment a 100% stake in Liveck S.A. (Liveck), a company organized under the laws of the Oriental Republic of Uruguay. Later IRSA sold 50% of its interest in Liveck to Cyrela Brazil Realty S.A. (Cyrela) for an amount of US$ 1.3 million.

At the same time Liveck acquired, a 90% interest over the shares of the companies Zetol S.A. (Zetol) and Vista al Muelle S.A. (Vista al Muelle), both property owners in Uruguay´s Canelones Department. The remaining 10% ownership interest in the capital stock of both companies is held by Banzey S.A. (Banzey).

The total price for the purchase of Zetol was US$ 7.0 million, of which US$ 2.0 million were paid, the balance will be paid in 5 installments of US$ 1.0 million each with an annual 3.5% compensatory interest calculated on the total outstanding amount tied to the consummation of the release to the market of the real estate projects or within a maximum term of 93 months counted as from the date of acquisition of IRSA. The sellers of the shares of Zetol may choose to receive, in lieu of the amounts outstanding in cash (capital plus interest) the ownership rights to the units to be built in the real estate owned by Zetol representative of 12% of the total marketable square meters to build.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

The total price for the purchase of all the shares in Vista al Muelle amounted to US$ 0.83 million, and accrued an annual 8% interest on the total outstanding amount. As of September 10, 2010 this operations was completely paid.

To guarantee compliance with the duties agreed by Liveck in the above transactions, Ritelco S.A. has tendered a surety bond guaranteeing payment of 45% of the outstanding balance, interest thereon and the option rights of the sellers.

In the framework of the purchase agreement of Zetol and Vista al Muelle and their respective addenda, Liveck has agreed to buy the shares held by Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman as applicable), of Vista al Muelle and Zetol and the later have agreed to sell them, in exchange for the amount of US Dollars or Uruguayan Pesos, as the case may be, that Banzey (or by Ernesto Kimelman or by a company owned by Ernesto Kimelman (as applicable), would have actually contributed to Zetol and Vista al Muelle, until the execution of the transaction.

The parties have agreed that the obligations mentioned above are dependent upon, and shall be rendered ineffectual if the parties entered into a shareholder agreement no later than July 1, 2011. If no such shareholder agreement is signed, this sale shall be executed and delivered on July 11, 2011.

On the balance sheet date, having failed to execute the shareholders' agreement or to sign an agreement to extend the term for such execution, the parties have not expressed their intention to perform the obligations assumed under the agreement to purchase the stock of Vista al Muelle S.A. and Zetol S.A..

IRSA and its shareholders intend to develop an urban project that will consist in the construction of apartment buildings to be subsequently sold. The project has already been conferred the “Urban Feasibility” status by Canelones’ Mayor’s Office and its Legislative Council.

In view of the additional development capacity granted by the IMC, the companies agree to pay maximum the sum of US$ 8.1 million for all concepts solely with works and other services as consideration thereof. The works to be carried out in consideration thereof are described in the Contract Plan.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Furthermore, the companies may exercise an option included in the agreement that entitles them to a 15% reduction of the total consideration amount, provided 80% (eighty per cent) of such consideration has been already been performed with a term of 4 (four) years as from execution of the Contract Plan.

On the other hand, it states that if the companies do not build the square meters of additional development capacity granted to them, the total consideration amount will also be reduced proportionately as the parties agree.

In December 2009, Vista al Muelle acquired other properties totaling US$ 2.7 million in exchange for a US$ 0.3 million down payment, with the balance to be cancelled through the delivery of home units and/or stores to be built and equivalent to 12% out of 65.54% of the sum of the prices of all of the units covered by the Launching Price List for Sector B (the parties have already signed a plat of subdivision to this end).

In February 2010, it acquired additional real estate for a total of US$ 1.0 million in exchange for a down payment of US$ 0.15 million with the balance to be paid in 3 consecutive and equal installments maturing on December 31, 2011, June 30, 2013 and December 31, 2014 and accruing an annual 3% interest rate on the outstanding balance, payable quarterly and on arrears as from December 31, 2009.

On December 17, 2010, IRSA and Cyrela signed a stock purchase agreement whereby a 50% interest in Liveck’s capital stock was reacquired from Cyrela for US$ 2.7 million. This amount is equivalent to the contributions made in Liveck by Cyrela. Therefore, IRSA´s interest in Liveck amounted to 100% (through Tyrus).

As part of the agreement, IRSA agreed to hold Cyrela harmless in the event of claims asserted by Zetol’s sellers. Besides, if within a term of 24 months as from the date of the agreement Cyrela were not released from the guarantee tendered in favor of the above-mentioned sellers, IRSA will be obliged to post a new guarantee in favor of Cyrela, equivalent to 45% of the price balance, interest thereon and the option rights to which Zetol’s sellers are entitled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

f.	Option to acquire an interest in APSA

In January, 2010, Parque Arauco S.A. accepted the bid submitted by IRSA, and acquired, through a purchase option, the 29.55% interest in APSA and the held of face value of US$ 15.5 million of “APSA’s Convertible Notes 2014”.

The acceptance of the bid grants IRSA the right to exercise the purchase option mentioned above until August 31, 2010, which term may be extended subject to compliance with certain conditions.

The strike price has been fixed at the total and final amount of US$ 126 million. IRSA transferred US$ 6 million to Parque Arauco S.A., non-refundable, as payment in exchange for the option, to be computed towards cancellation of the final price.

On September 21, 2010, IRSA’s Board of Directors resolved to exercise the option, which was consummated on October 15, 2010 through the payment of the price balance and the transfer of the shares. According to the terms of the option, the dividends paid by APSA for the fiscal year ended on June 30, 2010 were deducted from the price.

As a consequence of the mentioned transaction, IRSA’s interest in APSA raised to 95.59%.

g.	Sale of ownership interest in Pereiraola S.A.I.C.I.F. y A. (Pereiraola).

In June 2010, IRSA closed the sale and transfer of Pereiraola shares for US$ 11.8 million, for which it has collected initially US$ 1.94 million. The balance is being paid through a transfer to the name of IRSA of the higher of 6% of the marketable lots, or 39,601 square meters in the gated neighborhood that the buyer has agreed to develop in the property owned by Pereiraola, equivalent to US$ 2.1 million and four consecutive, semi-annual installments of US$ 1.94 million each plus an annual 14% interest rate on the balances, which interest shall be paid in the same conditions as principal.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

h.	Torodur S.A.

In May 2010, IRSA acquired a 100% stake in Torodur S.A.’s capital stock for US$ 0.01 million. Later on, IRSA transferred a 2% ownership interest to CAM Communications LP (Bermudas) and CAM Communications LP (Delaware), equally, at cost. In June 2011, IRSA closed the sale and transfer of Torodur S.A. shares for US$ 0.002 million to APSA. As a consequence of such transaction IRSA does not have any direct holding in Torodur S.A..

On the same date, CAM Communications LP (Bermudas) and CAM Communications LP (Delaware) sold to APSA their holding in Torodur S.A..

i.	Acquisition of Unicity S.A

On September 1st, 2010, and through E-Commerce Latina S.A. (subsidiary of IRSA) acquired a 100% stake in Unicity S.A. (Unicity) for US$ 2.53 million. Unicity’s main asset consists in 31,491,932 shares representative, acquired from IRSA on June 2007 of 10% of the capital stock of Solares de Santa María S.A. and for which it carries a liability to IRSA on the purchase price balance, which as of the date hereof is US$ 9.1 million. On September 28, 2010 the debt was capitalized and IRSA received 36,036,000 shares representing 88.61% of Unicity, being held by E-Commcerce Latina S.A. the remaining 11.39%.

j.	Sale of Torres Jardín IV

On October 25, 2010, IRSA executed a preliminary sales agreement whereby it sold the lot that fronts Gurrachaga street, at 220/254/256 Gurruchaga Street, at the intersection with Murillo street in the Autonomous City of Buenos Aires (Torres Jardín IV). The total price of the transaction had been fixed at US$ 2.9 million and the terms of payment were: US$ 0.9 million to be collected upon signing the preliminary sales agreement and the price balance, US$ 2.0 million, to be collected when possession is conveyed and the title deed over the property is executed, which took place in January 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

k.	Purchase of TGLT S.A.´s shares

In December 2010, IRSA acquired 9,598 non-endorsable common shares in book entry form of 1 vote each, representing 0.01% of TGLT S.A.’s capital stock. The total price paid was Ps. 0.1 million.

l.	Sale of interest stake in Quality

On March 31, 2011, IRSA and its subsidiary Palermo Invest S.A. sold to EFESUL S.A. (“EFESUL”) 50% of the capital stock of Quality. As a result of such sale, Quality became jointly controlled by IRSA and EFESUL.

On May 30, 2012, IRSA sold to APSA all of its 50% interest in Quality’s capital stock at a price of US$ 9.7 million, which has been fully paid as of the date of these financial statements.

m.	Acquisition of facilities located in San Martín

On March 31, 2011, Quality subscribed a Contract for the Purchase and Sale of Property of an industrial plant owned by Nobleza Piccardo S.A.I.C. y F. (“Nobleza”) located in San Martín, Province of Buenos Aires. The facilities have the necessary features and scales for multiple uses. The facilities have a total area of 160,000 square meters, 80,000 of which is a covered area with high quality warehouses currently being used for industrial purposes. On May 31, 2011, the deed was executed.

The purchase price was agreed on US$ 33 million, and payment was made as per the following detail: US$ 9.9 million have already been paid, and the balance of US$ 23.1 million, plus interests at a 7.5% nominal annual rate calculated on outstanding balances, will be cancelled in three equal and consecutive annual installments. The first installment was paid on May 31, 2012. In guarantee, Quality constituted in favor of Nobleza a first-grade privilege mortgage on the real estate.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 (Continued)

Simultaneously with the deed, the parties subscribed a lease agreement by means of which Nobleza will rent the property for a maximum term of 36 months from May 2011. The agreement further included a partial repossession clause between the 8th and the 14th month as from the execution date. Before expiration, the contract was extended for a term of 2 and 6 months until December 2012.

On April 11, 2011, Quality requested the National Antitrust Commission ("CNDC") to issue an advisory opinion on the obligation to notify the operation or not. The CNDC stated that there was an obligation to notify the situation, but Quality filed an appeal against this decision. Subsequently, the Court of Appeals confirmed the CNDC's decision regarding the obligation to notify and, therefore, on February 23, 2012, form F1 was filed, which is being processed as of the date these financial statements are issued.

Furthermore, Quality has recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including Shopping Center, Entertainment, Events, Commercial Offices, Parking and other ancillary uses.

Based on these considerations and the strategic location of the property, the Company considered acquiring it in order to develop a shopping center in the future.

n.	Purchase of BACS shares

On March 10, 2011, IRSA signed an agreement with International Finance Corporation to acquire a total of 796,875 common shares, which represents a 1.28% of BACS capital stock in an aggregate amount of US$ 0.32 million, US$ 0.06 million of which were paid upon execution of such agreement, and the balance of US$ 0.26 million was repaid at the time of closing of the transaction, which took place on June 11, 2012, within 12 business days as from approval of the transaction by the BCRA.

As of the date of issuance of these financial statements, the Company´s direct interest in BACS raises to 6.375%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

o.	Acquisition of shares of Banco Hipotecario S.A.

On July 26, 2010, in the framework of an offer launched by BHSA’s Board of Directors for the sale to existing shareholders of 36.0 million of its treasury Class D shares in portfolio, Banco Hipotecario sold approximately 26.9 million of said shares.

IRSA exercised its preemptive rights and took part in the offer acquiring 4,352,243 Class D shares totaling Ps. 6.0 million. As a result of this transaction, IRSA’s interest in BHSA increased from 5% to 5.29% (without considering treasury shares in portfolio).

On January 7, 2011, IRSA sold to Palermo Invest S.A. the equivalent of 4,352,243 Class D ordinary shares of BHSA for US$ 3.3 million. As a result of the sale, the IRSA’s interest in BHSA is once again 5% (without considering the treasury shares in portfolio).

p.	Exchange agreement on a piece of land in Caballito (TGLT S.A.)

On June 29, 2011, IRSA subscribed an Exchange agreement with TGLT S.A. (TGLT), which granted the property of a piece of land described as lot 1q of block 35, surrounded by the streets Méndez de Andes, Colpayo, Felipe Vallese and Rojas in the neighborhood of Caballito, City of Buenos Aires. In the site, TGLT will develop a building project devoted to housing and offices, which will consist of three buildings with an approximate area of 30,064.4 square meters.

The total price was settled in US$ 12.8 million. Of the total amount, US$ 0.2 million was paid cash after the deed was executed and the balance shall be cancelled by transferring the property of: (i) a number of apartments to be determined, which represents in all 23.10% of the square meters of the saleable houses; (ii) a number to be determined of complementary units (parking spaces), which represents in all 21.10% of the square meters of the parking space; and (iii) in case TGLT builds complementary storage rooms, a number to be determined, which represents 21.10% of the square meters of the storage rooms; of the future real estate that shall form part of the project.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

TGLT is committed to build, finish and obtain authorization for the three buildings that shall make up the building project, within 36 to 48 months, to be counted as from the subscription of the agreement. In guarantee of its obligations under the exchange agreement, TGLT constituted in favor of IRSA a first-grade privilege mortgage on the real estate for up to US$ 12.8 million (capital) plus interests, cost and other expenses that may apply.

q.	Acquisition of companies’ shares in the Oriental Republic of Uruguay

During the current fiscal year, IRSA purchased 100% of Efanur S.A.’s, Doneldon S.A.´s, Sedelor S.A.´s, Alafox S.A.´s and Codalis S.A.´s shares, companies constituted in the Oriental Republic of Uruguay.

r.	Purchase and sale of APSA´s Notes

During fiscal year ended June 30, 2009, IRSA bought APSA Notes Series I and II for US$ 39.6 million and Ps. 46.5 million, respectively. The total amount paid was US$ 19.3 million and US$ 8.2 million, respectively. These transactions generated results for Ps. 74,285 and Ps. 18,363, respectively. On October 12, 2010, IRSA sold APSA’s Series I negotiable obligations through the secondary market for a nominal value of US$ 39.6 million that it had been acquired in the course of fiscal 2009. The total amount collected from the transaction was US$ 38.1 million. The difference has been treated as an implicit financial cost of the transaction, which shall accrue and be amortized against income over the term of the notes.

s.	Acquisition of shares of Bitania 26 S.A.

On December 12, 2011, Ritelco S.A. (100% subsidiary of IRSA) purchased 9,800,000 non-transferable nominative common shares, of one vote per share each, issued by the company Bitania 26 S.A., representative of 49% of its capital stock. Bitania 26 S.A. owns the hotel “Esplendor Savoy” in the city of Rosario. The amount of the transaction was set in US$ 5.0 million, which has been settled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

t.	Acquisition of shares and warrants of Supertel Hospitality Inc. (“S.H.I.”)

During February 2012, IRSA — through Real Estate Strategies, L.P. ("RES"), in which Efanur S.A. holds a 66.79% interest— completed the deal for the acquisition of 3,000,000 Series C convertible preferred shares issued by (SHI), for a total of US$ 30.0 million.

The mentioned preferred shares accrue a preferred dividend of 6.25% per annum and grant, the same politic rights as those of the common shares. Additionally, subject to certain limitations, they are convertible into common shares, at a rate of ten shares per preferred share, for a five-year term.

Likewise, as part of the purchase agreement, RES has received warrants to purchase 30 million of additional common shares. Subject to certain limitations, these warrants can be exercised at any time within a five year term after the transaction is closed, at a price of US$ 1.20 per share.

Subject to the investment agreements, RES is entitled to appoint up to 4 directors, out of a total of 9, and to exercise pre-emption rights over future issues.

So far, RES has designated the 4 directors and holds voting rights on 34% of SHI. Likewise, the rights to convert both preferred shares and warrants into common shares are restricted to the same percentage.

SHI focuses its activity on medium class long-stay hotels and today controls 101 hotels in 23 states of the United States of America, which are managed by diverse operators and franchises, such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

u.	Acquisition of APSA´s shares

During the fiscal year ended June 30, 2012, E-Commerce acquired through successive purchases 44,232 shares of APSA, for a total amount of Ps. 691, which represents a 0.035% of APSA’s capital stock. Following such acquisitions, for the fiscal year ended June 30, 2012, the direct and indirect interest of the Company in APSA amounts to 95.61%.

2.	APSA

a.	Sale of equity interest in Tarshop S.A.

On October 30, 2009, Tarshop S. A., capitalized irrevocable contributions made by APSA, thus its participation increased to 98.5878%.

During January 2010, APSA acquired the minority interest (1.4122%) property of the minority shareholder for US$ 0.54 million, reaching the 100% of share interest.

On December 22, 2009, APSA reported the approval by its Board of Directors of the sale assignment and transfer of the 80% of the equity interest in Tarshop S.A. to Banco Hipotecario S.A. Such interest represents 80% of the capital stock issued and outstanding, this is 107,037,152 registered, nonendorsable shares of common stock with a face value of Ps. 1 and entitled to 1 vote each.

In this line of thought, on December 29, 2009, contractual documents related to the transaction were executed, which was subject to the approval by the Argentine Central Bank granted on August 30, 2010. Consequently, on September 13, 2010, the respective memorandum of closure was executed. The total price paid for the purchase of shares stood at US$ 26.8 million. Under this transaction, APSA granted Banco Hipotecario S.A. a security agreement over its Serie III Notes, issued on November 10, 2009, for a face value of Ps. 5 million, which work as guarantee upon any price adjustment that may result in favor of Banco Hipotecario S.A. as provided by the purchase agreement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a new pledge on Series I Non-Convertible Notes issued on May 11, 2007, for a face value of US$ 1.2 million, to replace the previous pledge, which was cancelled and the funds were released.

On October 11, 2011 Banco Hipotecario released 50% of the pledged Corporate Notes and the remaining 50% would be released after two years as from the date appearing on the Memorandum of closure has been fulfilled.

In compliance with the conditions defined in the agreement in question, APSA committed itself to not competing for 5 years in the credit card and/or consumer loan business in which Tarshop S.A. has a presence.

Additionally, under this transaction, receivables and payables between APSA and Tarshop S.A. have been compensated.

b.	Acquisition of Arcos del Gourmet S.A.´s shares

On November 27, 2009, APSA acquired shares of common stock representing 80% of Arcos del Gourmet S.A.´s capital common stock establishing the price for the shares in: (i) for a 40% of the shares acquired at US$ 4.3 million and (ii) for the remaining 40% at a fixed price of US$ 0.84 million plus a determinable price equivalent to 20% of the investment required to develop the project until an investment of US$ 6.9 million

Additionally, on September 7, 2011, APSA acquired shares which represent 8.185% of the voting capital in the amount of US$ 1.75 million. Furthermore, it agreed to modify the variable price of shares acquired in 2009 by setting it at 10% of any capital increase that would be made in Arcos del Gourmet S.A..

The remaining unpaid balance as of the date of these financial statements consists of 10% of every increase of the capital, to be made in Arcos del Gourmet S.A. until committed work is concluded, disclosed at its discounted value in “Short-term and long-term debt.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

c.	Acquisition of a commercial center goodwill

On December 28, 2007, APSA signed an agreement for Partial transfer of goodwill with INCSA for acquiring one of the parts of the Goodwill established by a commercial center where “Soleil Factory” currently develops activities.

On July 1, 2010, APSA and INCSA executed the definitive instrument for the partial transfer of the goodwill and memorandum of closure by which INCSA transferred the goodwill of the commercial center; becoming operational on such date. Guidelines provide that INCSA does not transfer APSA the receivables or the payables from the goodwill transferred originated before executing the final agreement. It should be noted that the goodwill and the building related to the hypermarket transaction located on the same premises are excluded from the transaction.

On April 12, 2011, the National Antitrust Commission notified APSA of its authorization of this transaction.

On August 3, 2011, INCSA granted the conveyance deed of the property to APSA.

The total price for this transaction was US$ 20.7 million. Out of this total, US$ 7.1 million were paid at the time of subscription of the purchase agreement, US$ 1 million at the time of recording the public deed, and the balance of US$ 12.6 million accrues an annual interest rate of 5% plus VAT. The interest will be repaid in seven annual and consecutive installments having matured the first installment on July 1, 2011. The capital will be settled with the last interest installment, or with the issuance of the title deed, whichever the later.

Additionally, APSA granted a first-grade privilege mortgage on the property in favor of INC S.A. to secure payment of the balance (US$ 12.6 million) plus interest.

The above is disclosed in the accounts Short and Long term Debt for its net present value.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Furthermore, APSA signed an offering letter for acquiring, building and running a commercial center in a real estate owned by INC S.A., located in the City of San Miguel de Tucumán, Province of Tucumán. The price of this transaction is US$ 1.3 million, of which US$ 0.05 million were paid on January 2, 2008. Such disbursement was recorded as suppliers advance. This transaction was subject to certain conditions precedent, among which Alto Palermo S.A. (APSA) should acquire from INC S.A. the goodwill constituted by the commercial center operating in Soleil Factory. Having complied with such condition on July 1, 2010, APSA shall start the works: i) within 12 months calculated from fulfillment of the condition, or ii) on May 2, 2011, whichever occurs earlier. However, before starting with the works, INC S.A. should have: i) granted the title deeds to APSA's future units to APSA, and ii) transferred to APSA the rights to the registered architectural project and the effective permits and authorizations to be carried out in APSA's future units. As of the date of issuance of these financial statements, any of these two conditions have been fulfilled.

d.	Purchase of TGLT S.A.’s shares

On November 4, 2010, APSA acquired 5,214,662 registered, non-endorsable shares of common stock, entitled to one vote per shares, issued by the Company TGLT S.A. for a total amount equivalent to Ps. 47.1 million under the initial public offering of the later.

During December 2010, and January, April and August 2011, APSA acquired 42,810, 98,000, 876,474 and 262,927 shares for a consideration of Ps. 0.4, Ps. 0.9, Ps. 7.9 and Ps. 2.6 million, respectively, reaching an 9.23% share in the capital stock of TGLT S.A..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

e.	Contributed leasehold improvements - Other liabilities

In March 1996 Village Cinema S.A. inaugurated ten multiplex system cinema theatres, with an approximate surface of 4,100 square meters. This improvement of Mendoza Plaza Shopping S.A. building was capitalized with an entry to fixed asset, recognizing the depreciation charges and the profit over a 50-year period. The lease is for a time limit of 10 years to be renewed every four equivalent and consecutive periods, at the option of Village Cinema S.A.. The remaining unaccrued amount at the end of year is disclosed under Other liabilities - contributed leasehold improvements.

f.	Contribution to the Risk Fund of Don Mario S.G.R.

On June 29, 2012, the Undersecretariat for Promoting Financing for the Small and Medium Businesses (SEPYME) authorized Alto Palermo S.A. (“APSA”) as “Protector Partner” of Don Mario S.G.R. (“Don Mario”).

Moreover, on that date, APSA effectively made a contribution to Don Mario’s risk fund in the amount of Ps. 10 million (as shown in Note 4.b.), in its capacity as Protector Partner.

Additionally, Don Mario assigned and transferred upon APSA five Class “B” shares of Don Mario, with a nominal value of Ps. 1 each share and entitled to one vote per share, in the amount of Ps. 0.005 which have been paid in case upon execution of the assignment. Such equity interest is shown in Schedule C.

g.	Acquisition of shares of Quality Invest S.A.

On May 30, 2012, the Company acquired the whole interest that IRSA Inversiones y Representaciones Sociedad Anónima had in the equity of Quality Invest S.A., which amounts to 50% of the capital stock, for a total amount of US$ 9.7 million, which has been fully paid as of the date of these financial statements.

In March 2011, Quality Invest S.A. bought the industrial plant from Nobleza Piccardo S.A.I.C y F. located in the district of San Martín, Province of Buenos Aires, with a total area of 160,000 square meters, 80,000 of which is a covered area with high quality warehouses currently being used for industrial purposes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:	(Continued)

Furthermore, Quality Invest S.A. has recently obtained pre-approval by the Municipality of San Martín to extend of the purposes for which the property can be used, including shopping center, entertainment, events, commercial offices, parking and other ancillary uses.

Based on these considerations and the strategic location of the property, the Company considered acquiring it in order to develop a shopping center in the future.

NOTE 9:	PURCHASE, SALE AND BARTER OF PROPERTIES

A. Agricultural Business

1.	Acquisition and sale of land in the Republic of Bolivia

On June 3 and June 7, 2011 the Company subscribed contracts for the purchase of two lots, located in Santa Cruz, Bolivia, with a total extension of approximately 5,000 ha., which will be used for agricultural purposes.

The first lot corresponds to a field, called “4 Vientos”, of approximately 2,660 ha. meant for the exploitation of sugar cane, whose purchase price amounts to US$ 8.4 million. On the subscription date of the corresponding contract, US$ 2 million were paid; during the months of July 2011, December 2011 and June 2012, US$ 2.0 million, US$ 1.4 million and US$ 1.4 million were paid, respectively, the remaining balance shall be cancelled in October 2012.

The second lot corresponds to a field, called “La Primavera”, of approximately 2,340 ha. devoted to the exploitation of soybeans, whose purchase price amounts to US$ 5 million. Of this amount, US$ 3.7 million have already been paid and the balance shall be paid in two semi-annual and consecutive installments, being the last one in June 2013.

Additionally, the Company has agreed the sale of 910 ha. used for agricultural purposes for a total amount of US$ 3.6 million. The Company has received US$ 2.0 million of the total sale price, and the balance shall be collected in three semi-annual and consecutive installments, being the next due in December 2012 and the last one in December 2013.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

On March 2, 2012, the sale of 1,194 hectares of the La Fon Fon property was agreed at US$ 4.8 million, in respect of which, the payment of US$ 1.1 million has been received, with the remaining receivable balance to be repaid in seven consecutive semi-annual installments, the next of which expires on November 30, 2012. Possession was delivered on June 30, 2012.

2.	Sale of farm San Pedro

On September 28, 2011 Brasilagro sold farm San Pedro, a rural property located in the Municipio Chapadão do Céu – GO with a total surface of 2,447 hectares, 1,724 hectares of which are used for agricultural purposes, for the equivalent in R$ to 580,000 soy seed bags. The sale is part of Brasilagro business strategy, and seeks to derive both income from agricultural production and gains from the sale of real estate property.

The purchaser made a down payment of R$ 2,250 (equal to Ps. 5,030 and 50,000 tons of soybean) and on March 31, 2012 it paid the first installment of R$ 7,519 (equal to Ps.16,836 and 160,000 tons of soybean).The remaining balance is to be paid in four annual installments; each expiring on March 30 each year, for a value equal to 92,500 sacks of soy each. The deal was priced at R$ 23.3 million (equivalent to Ps. 59.8 million).

The property was acquired in September 2006 and the total invested amount for acquisition and development purposes was R$ 10 million.

As from September 30, 2011, in view of the long-term nature of the receivables, the Company expects to assess the value of receivables based on the future market price of soy on each installment payment date (or else based on estimates and quotes from "brokers" when/if there is no pricing in the futures market on the payment due date) and to determine the exchange rate US$/R$ on that same date (insofar as the soy futures price is denominated in US Dollars), so that the resulting value is then discounted to its net present value by using a rate of 8.28% p.a. as of June 30, 2012.
The outstanding balance receivable, adjusted based on the present value of proceeds for fiscal year ended June 30, 2012, amounts to R$ 4,358 (equal to Ps. 9,758).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                      (Continued)

Any change in value that is not attributable to changes in market conditions, that is, that is not attributable to changes in the CDI (rate of interbank deposits, hereinafter “CDI”, considered to be the benchmark rate for interbank deposits, which is measured and released every day by the CETIP, the entity that governs custody of deposits and commercial services), any change in the market price of soybean for future delivery and any change in the US$ – R$ exchange rate were not material either in the reported periods or cumulative.

B.	Real Estate Business

1.	IRSA

Acquisition of a building located at 183 Madison Avenue, New York, NY

On August 26, 2010, IRSA together with some U.S. partners, executed an acquisition of a real estate property located at 183 Madison Avenue, New York, NY, through Rigby 183 LLC (“Rigby 183”).

The transaction was closed on December 15, 2010 and the price paid by Rigby 183 was US$ 85.1 million, such payment has been structured through a financing of US$ 40.0 million obtained by Rigby 183 and the amount of US$ 45.1 million paid in cash. Moreover, Rigby 183 has obtained and additional financing of US$ 10.0 million, in order to perform refurbishments and improvements on the building, which is being disbursed according to the works progress.

On March 31, 2011, IRSA sold 8% of its interest in Rigby 183, owned by Real Estate Strategies LLC (“RES LLC”), a company indirectly controlled through Tyrus, in the amount of US$ 3.8 million. As a result, IRSA has a 49% interest in Rigby 183 through IMadison LLC (“IMadison”) as of June 30, 2012. (See Note 18)

The building is located in a Manhattan area known as “Midtown South”, at the intersection of Madison Avenue and 34th Street. There are several landmark buildings in the area, such as the Empire State Building, Macy´s Herald Square and Madison Square Garden. This commercial property will be used for rentals of office space and retail stores in the lower part of its 18 stories. Its net leasable area is approximately 22,000 square meters. Based on what has already been discussed, the implicit value per square meter as acquired has been US$ 3,717.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                 (Continued)

IRSA guarantees certain aspects of Rigby loan up to the percentage of its interest in the associated company.

2.	APSA

a.	Acquisition of the building known as Ex- Escuela Gobernador Vicente de Olmos (City of Córdoba)

On November 20, 2006, APSA acquired through a public bidding the building known as Ex Escuela Gobernador Vicente de Olmos (Patio Olmos) located in the city of Córdoba for the amount of Ps. 32,522.

The building is under a concession agreement effective for 40 years, falling due in February 2032, which grants the concession holder the commercial exploitation of the property. Such agreement provides for paying a staggered fee in favor of the concession principal which shall be increased by Ps. 2.5 every 47 months. As of the issuance date of these financial statements, the concession is at the 244 month, with a current monthly fee of Ps. 15.1 while the next increase is scheduled for the 281 month.

On September 25, 2007 the transfer deed for the building was signed with the Government of the Province of Córdoba and the transference of the respective concession contract.

Afterwards, the Government of the Province of Córdoba declared the property to be of public use and subject to partial expropriation in order to be used exclusively for the Libertador San Martin theater.

APSA has answered a complaint in an action and to challenge the law that declared such public interest on unconstitutional grounds. In the alternative, it has challenged the appraisal made by the plaintiff and, additionally, it has claimed damages not included in the appraisal and resulting immediately and directly from expropriation.

This transaction has been recorded as non-current investments.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                 (Continued)

b.	Barter with Condominios del Alto S.A.

On October 11, 2007, APSA subscribed with Condominios del Alto S.A. a barter contract in connection with an own plot of land (plot 2 G), located in the City of Rosario, Province of Santa Fe.

As partial consideration for such barter contract, Condominios del Alto S.A. agreed to transfer the full property, possession and dominium in favor of APSA of the following future Real Estate: (i) fifteen (15) Functional Housing Units (apartments), with an own constructed surface of 1,504.45 square meters, which represent and will further represent jointly 14.85% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will build in Plot G, and (ii) fifteen (15) Parking spaces, which represent and will further represent jointly 15% of the own covered square meters of parking space in the same building.

On March 17, 2010, APSA and Condominios del Alto S.A. subscribed a supplementary deed specifically determining the units committed for bartering that will be transferred to APSA and the ownership title to 15 parking spaces.

The parties have determined that the value of each undertaking is of US$ 1.1 million.

On December 28, 2011, APSA and Condominios del Alto S.A. signed a deed by means of which Condominios del Alto S.A. transferred the units committed in favor of APSA, thus settling the consideration to be fulfilled by Condominios del Alto S.A.

APSA also granted Condominios de Alto S.A. an acquisition option through barter of plot 2 H. On November 27, 2008, the title deed for the plot of land 2 H was executed for US$ 2.3 million, a value that the parties have determined for each of their considerations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                 (Continued)

As partial consideration for the above mentioned barter, Condominios del Alto S.A. agreed to transfer the full property, possession and ownership in favor of APSA of the following future real estate: (i) forty two (42) Functional Housing Units (apartments), which represent and will further represent jointly 22% of the own covered square meters of housing (apartments) of the building that Condominios del Alto S.A. will construct in Plot H; and (ii) forty seven (47) parking spaces, which represent and will further represent jointly 22% of the own covered square meters of parking space units in the same building.

On April 14, 2011 APSA and Condominios del Alto S.A. subscribed a supplementary deed which specifies the Functional Housing Units (apartments) that were compromised in the barter transaction agreement that should be transferred to APSA and the ownership title of the 45 parking spaces and 5 storage rooms.

The table below lists the status of acceptance of offers for the offices and parking spaces of the Torres de Rosario under construction.

Lots	Agreed price (in thousands of US$)	Collected amount as of 06.30.2012 (in thousands of US$)
2H	2,663	1,902

The above is disclosed in Inventories in Torres de Rosario line.

c.	Barter transaction– Beruti plot of land

On October 13, 2010, TGLT and APSA subscribed an agreement of purchase with a condition precedent by which APSA sells a plot of land located on Beruti 3351/59. The transaction was agreed upon at US$ 18.8 million. TGLT plans to construct a department building with residential and commercial parking spaces. In consideration, TGLT S.A. commits to transferring APSA: (i) a number to be determined of departments representing altogether 17.33% of proprietary square meters that may be sellable in departments in the building to be constructed; (ii) a number to be determined of complementary/functional parking units representing altogether 15.82% of square meters in parking in the same building; (iii) all units earmarked for commercial parking and the amount of US$ 10.7 million payable upon granting the title deed. Such amount has been cancelled as of the date of these financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                   (Continued)

In compliance with what was agreed upon in the previously mentioned agreement of sale, on December 16, 2010, it was executed the title deed by which APSA transfer the entire ownership and title to TGLT S.A. to the previously mentioned plot of land.

To secure performance of obligations assumed by TGLT S.A. under the deed of sale, a mortgage was granted in favor of the Company.

d.	Barter with Cyrsa S.A.

On July 31, 2008, a conditioned barter commitment was executed by which APSA would transfer CYRSA (“Cyrsa”) 112 parking spaces and the rights to increase the height of the property to build a two tower in preserve on the air space Coto.

On December 17, 2010, APSA and Cyrsa signed an agreement in order to finish off the barter agreement.

e.	Plot of land Paraná:

On June 30, 2009, APSA subscribed a “Letter of Intent” by which it stated its intention to acquire a plot of land of about 10,022 square meters located in Paraná, Province of Entre Ríos, to be used to build, develop and exploit a shopping center or mall.

On August 12, 2010, the agreement of purchase was executed. The purchase price stood at US$ 0.5 million to be paid as follows:

i)	US$ 0.05 million was settled as prepayment on July 14, 2009,
ii)	US$ 0.1 million was settled upon executing such agreement, and
iii)	US$ 0.35 million will be paid upon executing the title deed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:	(Continued)

On December 29, 2011, possession of the real estate was granted, and a minute was signed in which the parties agreed that the deed transferring ownership will be granted on June 30, 2012, or within sixty (60) consecutive days as from the date in which the selling party evidences with a certified copy before the buying party that the real estate may not be subject to any encumbrance, burden, limit or restriction to the ownership, except for the electroduct administrative easement in favor of EDEER S.A..

On June 29, 2012, the parties have agreed to extend the term for the execution of the title conveyance deed, which shall be executed within sixty (60) days as from the date in which the selling party evidences to the buying party with a certified copy that the real estate is not subject to any encumbrance, burden, limit or restriction to the ownership, except for the mentioned administrative easement.

The real estate is disclosed under the Fixed Assets line item.

f.	Plot of land Rosario

The acceptance offers for the plot of land of the building located in the District of Rosario, City of Rosario, Province of Santa Fe, subscribed by APSA are detailed below:

Lots	Offer acceptance	Agreed price (in thousands of US$)	Collected amount as of 06.30.12 (in thousands of US$)	Title deed’s date
2 A	04/14/2010	4,200	4,200	05/26/11
2 E	05/03/2010	1,430	1,430	09/29/10
2 F	11/10/2010	1,931	1,931	07/06/11
2 B	12/03/2010	1,507	1,507	08/11/11
2 C	12/03/2010	1,507	1,507	08/11/11
2 D	12/03/2010	1,539	1,539	03/20/11

The lots subject to these transactions are recorded to the inventory account until the date of issuance of the title deed.

Torres Rosario under construction

The table below lists the status acceptance offers for the offices and parking spaces of the Torres Rosario under construction.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                      (Continued)

Lots	Agreed price (in thousands of US$)	Collected amount as of June 30, 2012 (in thousands of US$)
2H	1,703	942

The above is disclosed in Inventories.

g.	Acquisition of Nuevo Puerto Santa Fe S.A.´s shares

On June 15, 2011, APSA acquired on its own and by means of its subsidiary Torodur S.A. (buyers) from Boldt S.A. and Inverama S.L. (sellers) 50% of the shares of Nuevo Puerto de Santa Fe S.A. (NPSF), a Company lessee of a property that houses a shopping mall (la Ribera) located on the Port of the city of Santa Fe, Province of Santa Fe.

The purchase price for that acquisition is US$ 4.5 million payable in 19 installments with no interests, being the last installment due on February 2013. Such debt is disclosed at its present value in Current Loans.

Additionally, the purchasers paid to the sellers, proportionally to the shares purchased, the 50% of the working capital calculated on the purchase agreement, which stemmed from the special closing financial statements of NBSF. The later has been prepared as a supplement to the price.

The purchase of shares of NPSF was contingent upon the approval by the Regulatory Entity of the Port of Santa Fe of the share composition of NPSF provided, in addition, that the Caja de Asistencia Social Lotería de Santa Fe will not raise any challenge against the transaction.

Having met this condition, on August 18, 2011, the actual transfer of shares was completed. Furthermore, NPSF and Casino Puerto Santa Fe (CPSF) entered into a sublease agreement which replaces the previous lease agreement originally held by NPFS.

Consequently, APSA becomes owner of 33.33% periodical and its controlled company Torodur S.A., owner of 16.16% periodical of the capital stock, representing 50% of the voting capital and votes of NPSF. Likewise GRAINCO S.A. owns the remaining 50%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                      (Continued)

h.	Financing and occupation agreement with INTERNATIONAL II, INC..

On August 12, 1996 Empalme S.A.I.C.F.A. y G. (merged into Shopping Alto Palermo S.A. as from January 1st, 2009, later merged with APSA) executed an agreement with NAI INTERNATIONAL II, INC. (subsequently transferred to NAI NTERNACIONAL II, INC. – Branch Argentina) by means of which the later granted a loan for an original principal of up to US$ 8.2 million for the construction of a multiplex cinema and part of the parking lot located in the premises of Córdoba Shopping, Villa Cabrera which are disclosed in Property and Equipment, net.

According to the agreement of occupation related to the loan contract, the amounts due are set off against payments generated by the occupation held by NAI INTERNATIONAL II, INC. of the building and the area known as cinema. The agreement provides that if after October 2027, there still is an unpaid balance of the loan plus respective interest thereon, the agreement will be extended for a final term established as the shorter of the term required to fully repay the unpaid loan amount, or ten years.

If once the last term has elapsed and there still is an unpaid balance, APSA will be released from any and all obligation to pay the outstanding debt.

On July 1, 2002 a new amendment to the agreement was established, whose most important resolutions are as follows:

•	The outstanding debt was de-dollarized (Ps. 1 = US$ 1)
•
An antichresis right was created and it was established that all obligations assumed by Empalme S.A.I.C.F.A. y G. under the agreement by which the normal use and operation of the cinema center is warranted to NAI INTERNACIONAL II, INC., including those obligations involving restrictions on the use or title to property by Empalme S.A.I.C.F.A. y G. or third parties, shall be comprised in the previously mentioned property right.

Principal owed as of June 30, 2012 and interest accrued unpaid through that date, due to the original loan agreement and respective amendments are disclosed under Customers advances - Lease advances current and non- current together with other advances not included in this agreement.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:          GRANTED GUARANTEES OF FYO.COM

By means of brokerage of agreement with guarantee, FyO.Com assumes before the purchaser the obligation to comply with the agreement in the event the seller did not deliver the merchandise. This compliance is implemented by returning the amounts agreed upon by such transaction that may be pending delivery, as well as the price difference that may arise between the price at which the agreement was executed and the price of the merchandise on the date the agreement is cancelled.

As of June 30, 2012 and 2011, the balance of brokerage transactions performed under the guarantee letter contract method, pending of delivery, within the contractual terms established, amounted to Ps.14,668 and Ps. 20,369, respectively.

As of June 30, 2012 and 2011, there are no contracts breached in which FyO.com has been claimed as guarantor.

NOTE 11:                      CONVERTIBLE AND NON CONVERTIBLE NOTES AND CAPITAL PROGRAM

A.	Real Estate Business

1.	IRSA

Global Program for the Issuance of Notes in place up to US$ 450 million.

In February 2007, IRSA issued non-convertible Notes (Non-convertible notes – 2017 Class I”) for US$ 150 million to become due in February 2017 under the framework of the Global Program for Issuing Non-convertible notes (“the Program”) in a face value of up to US$ 200 million authorized by the Comisión Nacional de Valores. Non-convertible notes - 2017 accrues an annual fixed interest rate of 8.5%, payable every six months, starting in August, 2007. The principal will be fully paid on maturity. Non- convertible notes - 2017 contains customary covenants including restrictions to pay dividends in accordance with certain limits.

On February 25, 2010, the IRSA´s Board of Directors approved the extension of the maximum face value of the program by an additional US$ 200 million, reaching a total amount of US$ 400 million, as approved by the Ordinary Meeting of Shareholders held on October 29, 2009.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

Within this framework, on July 20, 2010, IRSA issued non-convertible notes for a face value of US$ 150 million (“Non-convertible Notes Class II”) maturing on July 20, 2020. The issuance price was 97.838% of the par value and they accrue interest at a nominal fixed interest rate of 11.5% per annum, to be paid semi-annually on January 20 and June 20 each year, having started on January 20, 2011. The expenses related to the issuance amounted to Ps. 7.1 million.

Global Program for the Issuance of Notes in place up to US$ 300 million.

In the framework of the Non-Convertible Notes Global Issuing Program for a face value of up to US$ 300 million approved by the Shareholders’ Meeting on October 31, 2011, on February 10, 2012, the Company closed the Non-Convertible Notes public offering placement period for a total amount of Ps. 300 million, which were issued in two classes, Class III and IV:

•
Class III Non-Convertible Notes at Badlar rate plus 249 basis points for a face value of Ps. 153.2 million, to be matured 18 months after the issuing date and to be amortized in 3 consecutive payments within 12, 15 and 18 months, and interests to be paid in 6 installments on a quarterly basis; the first one is due on May 14, 2012.

•
Class IV Non-Convertible Notes at a fixed rate of 7.45% for a face value of US$ 33.8 million (equivalent to Ps. 146.9 million), to be matured 24 months after the issuing date, to be subscribed and paid in Argentine Pesos at the applicable exchange rate, to be amortized in 4 equal and consecutive payments within 15, 18, 21 and 24 months, and interest to be paid in 6 installments on a quarterly basis from May 14, 2012.

2.	APSA

a.	Issuance of convertible notes

On July 19, 2002, APSA issued Series I of Convertible Notes (“ONC”) for up to US$ 50 million with a face value of Ps. 0.1 each, maturing on July 19, 2014.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

Convertible Non-Convertible Notes accrue interest at a 10% fixed annual nominal rate payable every six months. The notes can be converted at any time at the option of each holder into ordinary shares at a conversion price equivalent to the higher of the result from dividing the face value of the Company's shares (Ps. 0.1) by the exchange rate and US$ 0.0324, which means that each note is potentially exchangeable for 30.864 shares of Ps. 0.1 par value each. The shares underlying the conversion of the Convertible Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the Comisión Nacional de Valores Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

On October 7, 2010, the holders of Convertible Notes into APSA´s shares exercised the conversion right, issuing 477,544,197 shares of common stock, with a face value of Ps. 0.1 each and retiring Notes for a face value for US$ 15.5 million. Additionally, on September 21, 2011, a holder of notes convertible into shares exercised their conversion rights. Consecuently, the Company issued 277,777 shares of common stock, with a face value of Ps. 0.1 each. As from the conversion and issuance of shares, the number of the APSA´s capital went from 782,064,214 to 1,259,886,188 ordinary shares. Therefore, since the date of issuance of the program till June 30, 2012, the holders of Convertible Notes exercised the conversion rights for a total of US$ 18.3 million.

As of June 30, 2012, Convertible Notes amounts to US$ 31.7 million.

On May 26, 2011, APSA made an offer to repurchase its Convertible Notes, which is subject to certain conditions.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

b.	Issuance of non-convertible notes 2007

On May 11, 2007, APSA issued two series of notes for a total amount of US$ 170 million. . These issuances correspond to classes 1 and 2 within the Global Program for Issuing Negotiable Obligations, having a face value of up to US$ 200 million authorized by the Comisión Nacional de Valores Resolution No. 15,614 dated April 19, 2007. The APSA´s Shareholders Meeting held on October 29, 2009 approved the increase in the amount of the Global Program for the Issuance of Notes in place up to US$ 200 million, reaching a total amount up to US$ 400 million.

Series I pertains to the issue of US$ 120 million, which accrues a 7.875% fixed interest rate payable every six months on May 11 and November 11, every year as from November 11, 2007. The capital will be paid on May 11, 2017.

On April 18, 2011, APSA rebought from Cresud S.A.C.I.F. y A, parent company of IRSA, Series I Convertible Notes with a face value of US$ 5 million to be matured in 2017 at a price calculated based on the average of prices quoted by three banks plus the interests accrued until the settlement date, which amounted to US$ 5.1 million. As of June 30, 2012 total Series I Notes repurchased by APSA amount to US$ 10 million.

On June 15, 2011, APSA granted in favor of Banco Hipotecario S.A. a pledge on its Series I Convertible Notes for a face value of US$ 1.2 million.

Series II corresponds to the issuance of Ps. 154 million (equivalent to US$ 50 million). Principal was settled in seven, equal and consecutive semi- annual installments as from June 11, 2009, and accrued interest at 11% per annum, maturing on June 11, and December 11 of each year as from December 11, 2007.

As of June 30, 2012, Series II is completely canceled.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

c.	Issuance of non-convertible notes 2009

Additionally, in the framework of the mentioned Non-Convertible Notes Global Issuing Program, on November 10, 2009, APSA concluded the placement of two new series of Non-Convertible Notes for a total amount of Ps. 80.7 million.

Series III related to the issuance of Ps. 55.8 million, which accrue interest at variable BADLAR plus a 3% margin payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of the such issuance.

Series IV relates to the issuance of Ps. 24.9 million (equivalent to US$ 6.6 million), which accrues interest at a fixed 6.75% rate applied to the principal in US dollars, payable on a quarterly basis. On May 12, 2011, APSA made the last payment of interest and paid off all of the principal of such issuance.

d.	Approval of the Short-term Debt Global Program by the Shareholders´ meeting

The General and Special Shareholders’ meeting held on October 29, 2009 approved the creation of a Short-term Debt Securities Global Issuing Program (up to one-year term) to issue simple Non-Convertible Notes, non-convertible into shares stated in Argentine Pesos, United States Dollars or any other currency, with ordinary, special and floating guarantee, including third-party guarantee, subordinate or non-subordinate, for a maximum outstanding amount at any time that cannot exceed the equivalent to US$ 50 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:	(Continued)

e.	Capital increase

On May 26, 2011, the Ordinary and Extraordinary Shareholders Meeting of APSA resolved as follows:

•
Capital stock increase of up to Ps. 108 million through the issue of up to 1,080,000,000 new common shares of par value Ps. 0.10 each, on one or many offerings, with share premium or not and with one voting right per share, with dividend rights in equal conditions as the rest of the outstanding shares at the issuing date, following a public offering in the country or abroad. The meeting established the parameters under which the Board of Directors will settle the share premium, with a range of prices for the share, being the minimum price Ps. 25.6133 per share of par value Ps. 1 or US$ 25.1 per ADS and a maximum price of Ps. 75 per share of par value Ps. 1 or US$ 73.4970 per ADS.

•
Delegation on the Board of Directors of the power to define all the terms and conditions of the issuing process in one or several offerings, not expressly determined in the Shareholders Meeting with the power to sub-delegate on one or more than one director or manager.

•
Reduction of the term to exercise the preemptive subscription right and the accretion right to up to 10 working days, as provided by section 194 of Act No. 19,550 and the regulations in force, delegating on the Board of Directors the most extensive powers in order to fulfill the capital stock increase.

•
Approval of the terms and conditions of the repurchase offering – in the context of the capital increase and subject to the effective fulfillment of this – of the outstanding convertible Non-Convertible Notes with par value US$ 31,755,502, for the amount of US$ 36.1 million, equivalent to US$ 1.13666 per Non-Convertible Notes.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:          SIGNIFICANT EVENTS

A.	Agricultural Business

a)	Brasilagro – Maeda

On September 22, 2011 Brasilagro executed an amendment to the ownership agreement of Jaborandi Ltd., whereby it assigns and transfers 1,766,038 of the shares in the Company's capital. Following this transfer, Brasilagro holds 14,572,661 shares and Maeda 7,212,271 shares. This transaction led to an investment loss in Brasilagro's results of operations of R$ 1,135 (equal to Ps. 2,690). On that same date, as indicated in the Minutes of the Meeting of Shareholders, a decision was made to reduce the capital stock by R$ 12,508 (or Ps. 28,369) by means of redemption and cancellation of 12,508,586 shares. Of this total, R$ 7,775 (or Ps. 17,634) result from a capital reduction to offset against retained deficit by Brasilagro while R$ 4,733 (or Ps. 10,735) were repaid to Brasilagro for they related to capital in excess in relation to the Company's purpose. Consequently, the capital stock of Jaborandi Ltd. was increased to R$ 9,276 (or Ps. 21,039) and is composed of 9,276,346 shares, 50% of which are held by Brasilagro while the remaining 50% is held by Maeda, so that each shareholder would have a 50% stake in the company, that is, 4,638,173 shares.

On March 23, 2012, the Company signed a new agreement with Maeda, the minority shareholder Jaborandi Ltda. As a result, interest in BrasilAgro increased from 50% to 65.61%, while interest in Maeda decreased from 50% down to 34.39%.

The main terms of the agreement are as follows:

1.
An increase in capital in Jaborandi Ltda. The total amount paid up was R$ 25,055, of which R$ 19,701 were contributed through the capitalization of advances for future increases in capital already made by BrasilAgro (R$ 12,531) and Maeda (R$ 7,171), and R$ 5,354 were contributed in cash by BrasilAgro.

2.
Due to the non-performance of the business plan approved on September 22, 2011 and pursuant to the agreement between the parties, the holdings of Grupo Maeda in Jaborando Ltda. were diluted proportionally to the contribution made.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                      (continued)

3.	In conformity with the notice sent by BrasilAgro on December 5, 2011, Maeda has lost its right to exercise the warrants issued by the Company.

4.
The shareholder agreement of Jaborandi S.A. has been amended so that certain matters which required a special majority for approval, will now require only a simple majority of the voting capital if certain conditions are not met (e.g., if Maeda Group makes no capital contributions as committed within the agreed term).

On May 21, 2012, the Company acquired Maeda’s equity interest in Jaborandi S.A. and Jaborandi Ltda. in the amount of R$ 8,152 and R$ 11,808 (equal to Ps.19,622 and Ps. 28,457), respectively, thus reaching to a 99.99% interest in such companies. The Company paid for the purchase price an outstanding balance of R$ 6,961 (equal to Ps. 16,776) owned by Maeda to the Company under a borrowing agreement and R$ 12,999 (equal to Ps. 29,508) in cash. As a result of the acquisition of a stake in Jaborandi S.A. and Jaborandi Ltda., the Company recorded goodwill in the amount of R$ 4,653 and R$ 1,132 (equal to Ps. 10,368 and Ps. 2,525).

As of the financial statements date, the Company holds a 99.99% interest in Jaborandi S.A..

B.	Real Estate Business

1.	IRSA

a.	Investment in Banco Hipotecario S.A.

Banco Hipotecario S.A.´s treasury Shares

In the course of the fiscal year ended on June 30, 2009 and with the Total Return Swap dated January 29, 2004 having expired, Banco Hipotecario S.A. received treasury shares Class D totaling 71.1 million.

On April 30, 2010, the Extraordinary General Shareholders’ Meeting of the Banco Hipotecario S.A. resolved to delegate upon the Board of Directors of the Bank the decision to pay with the treasury shares in portfolio the DAA or StAR coupons resulting from the debt restructuring as advisable based on the contractually agreed valuation methods and their actual market value after allowing the shareholders to exercise their preemptive rights on an equal footing.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                      (continued)

On June 16, 2010, the Board of Directors of Banco Hipotecario offered to sell 36 million of its treasury Class D shares to its existing shareholders. On July 26, 2010, in the framework of the offering, the Bank sold approximately 26.9 million of its treasury Class D shares. On August 3, 2010, the Bank applied the proceeds from the offering and the remaining Class D shares to the cancellation of the StAR coupons maturing on that date.

On April 13, 2011, the Special Shareholders’ Meeting of Banco Hipotecario decided to authorize the Board of Directors to sell treasury shares in the open market, reducing to ten days the term established for the exercise of pre-emptive rights, which term is not applicable where the sale of shares does not exceed 1% of the Company's capital stock in any given period of 12 months.

The Company’s Banco Hipotecario treasury shares still in its portfolio amount to 36.6 million and entail an increase in IRSA’s ownership interest. As considered for valuation purposes, they have risen from 29.77% to 30.51%.

Dividends distribution

Banco Hipotecario’s General Shareholders´ Meeting, held on April 13, 2011 approved the payment of cash dividends for Ps. 100 million, equivalent to 6.66667% of the capital stock or Ps. 0.068335 per outstanding share of face value Ps. 1, corresponding to the fiscal year ended on December 31, 2010. Out of this amount, Ps. 30.51 million pertain to IRSA, based on its interest.

As of the date of issuance of these financial statements, the decision of the dividends being made available for payment is subject to the BCRA’s consent in the terms of the ruling disclosed by Communication “A” 5072, its amendments and complementary rulings. The BCRA has not announced its decision yet. Additionally, on January 27, 2012, Argentina’s Central Bank (BCRA, as per its Spanish acronym) issued communications “A” 5272 and “A” 5273, by means of which it ruled the increase of some parameters of minimum capital stock to be paid-in in order to allow for dividends distribution.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                      (continued)

b.	Transactions pending solution by the Argentine Antitrust Commission

On November 20, 2009, after the sale of the building named Costeros Dock II, IRSA applied to the CNDC for a consultative opinion on whether IRSA had to notify that transaction or not. The CNDC found that there was an obligation to notify the same, IRSA appealed that decision but it was confirmed by the court. As a consequence, on December 5, 2011, we notified the transaction. As of the date of issuance of these financial statements, the CNDC is analyzing this decision.

In addition, as regards the acquisition of Torre Bank Boston, on August 2007 IRSA applied to the CNDC for a consultative opinion as to whether IRSA had to notify the transaction. In November 2007 the CNDC stated that there was indeed a duty to notify the transaction. IRSA filed an appeal against this decision. The resolution from the matter in court was favorable to the CNDC. On November 3, 2010 was notified to the CNDC. On November 10, 2011, through Resolution SCI No. 356, the real estate purchase agreement was authorized.

On June 16, 2012, the Company sold to Cabaña Don Francisco S.A. certain Costeros Dique IV´s functional units, to be used for office space, and complementary units to be used for parking. In addition, the Company assigned upon the purchaser all rights and interests arising from lease agreements involving the conveyed units. As a result, an advisory opinion was requested from the CNDC as to the need to report such transaction. To date, the CNDC is analyzing the transaction.

c.	Compulsory expropriation order of the lot owned by Canteras Natal Crespo

On April 8, 2011, Canteras Natal Crespo S.A. (Canteras) and Caminos de las Sierras S.A. (Caminos) subscribed an agreement by means of which Canteras granted Caminos an occupation permit and the possession over a piece of land of approximately 2 ha. 8,250 square meters (portion), located on provincial road E-55 in the Province of Córdoba, so that Caminos performed the works necessary for the toll road, based on the Concession agreement subscribed with the provincial Government.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                   (continued)

With the aim of completely and adequately affecting the area to road works to be performed by Caminos, the land will be subject to the Compulsory Expropriation Regime ruled by Provincial Act No. 6,394 and its complementary rulings. The management and fulfillment of all the requirements provided by this Act will be exclusively in charge of Caminos, who shall start the proceedings within ninety (90) days as from the date of subscription of the Agreement.

The appraisal of the piece of land will be in charge of the Provincial General Appraisal Council (Council) or the organization and/or entity established to replace it. Caminos has committed to the payment of compensation resulting from the appraisal performed by the Council plus 10% of the amount (compensation). As advance payment, Caminos gave the amount of Ps. 0.8 million. Once the appraisal is performed, Caminos shall pay Canteras the positive difference resulting from the compensation and the advances. The payment term shall be ninety (90) days from the Council’s resolution. Should the compensation be less than the amount advanced by Caminos, the amount already collected by Canteras will automatically be the final value for the piece of land and the existing difference shall be considered as repayment for the damages immediately and directly derived from the expropriation. As of the date these financial statements were issued, Canteras had granted Caminos the possession of the piece of land.

d.	Ordinary and Extraordinary Shareholders Meeting held on October 31, 2011

The Shareholders’ Meeting approved, among others issues, the following:

• Payment of an all-cash dividend in the sum of Ps. 211,575.

• Remuneration payable to the Board of Directors in the amount of Ps. 23,443.

•	The allocation of up to 1% of IRSA’s shareholders’ equity, to buyback own shares, in order to implement a long-term incentive plan.

•
Delegation upon the Board of Directors of the powers to create a new Global Corporate Notes Issue Program for the issuance of simple, Non-Convertible Notes for an amount of outstanding notes which at any time should not to exceed US$ 300 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

•
Renew powers delegated on the Board of Directors to create a VCP Program through the issuance of simple, Non-Convertible Notes for an outstanding amount which at any time should not exceed US$ 50 million.

e.	Ordinary and Extraordinary Shareholders Meeting held on May 23, 2012

The Shareholders’ Meeting approved, among others issues, the following:

•	Partial release of the balances as of June 30, 2011 of “Reserves for new projects” up to Ps. 27.9 million and “Retained Earnings” up to Ps. 71.1 million.

•	The payment of a cash dividend for a total amount of up to Ps. 99 million.

2.	APSA

a.	Neuquén Project

The main asset of Shopping Neuquén S.A., controlled by APSA, is a plot of land of 50,000 square meters approximately, in which a mixed use center would be built. The project includes the building of a shopping center, cinemas, a hypermarket, apartments, private hospital and other compatible purposes.

On December 13, 2006, Shopping Neuquén S.A. entered into an agreement with the Municipality and with the Province of Neuquén by which, mainly, the terms to carry out the commercial and residential venture were rescheduled and authorized Shopping Neuquén S.A. to transfer to third parties the title to the plots of land into which the property is divided, provided that it is not that one on which the shopping center will be built.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

Such agreement put an end to the case “Shopping Neuquén S.A. vs. Municipalidad de Neuquén in re: procedural administrative action”, lodged at the High Court of Neuquén. Lawyers’ fees shall be borne by the company, which although they have been established are not yet final. Notwithstanding the above, as of June 30, 2012, an agreement was reached with some of the above cited professionals for the payment of fees resulting from their intervention in the matters previously described.

On April 15, 2011, Shopping Neuquén S.A. entered into an agreement with Gensar S.A., pursuant to which Gensar S.A. whereby the latter acquired one of the plots of land that form part of a commercial undertaking of mixed use next to which Shopping Neuquén S.A. is building a shopping center. In this plot of 14,792.68 square meters, Gensar S.A. agreed to build and operate a hypermarket that initially will be of the Coto chain. To such effect, Gensar S.A. has taken possession of the above indicated plot of land. On September 16, 2011 it executed a deed for the conveyance of title of the indicated plot of land in favor of Gensar S.A.

On November 22, 2011, Shopping Neuquén S.A. informed a change in the building plan for the shopping center, that will be constructed in one stage rather than the two-stage plan originally established, and accordingly filed a new schedule.

On June 4, 2012 Shopping Neuquén S.A. entered into an agreement with the Municipality whereby it agreed to build completely the Shopping Center in a single stage based on the new schedule which provides a maximum construction term of 24 months computed as from the execution of the relevant Works Commencement Minutes. This agreement was approved through Decree No. 0572 on June 8, 2012, which was issued by the Mayor of Neuquén City Hall.

In the case of failing to comply the conditions established in the agreement, the Municipality is entitled to terminate the agreement and carry out the actions that may be considered necessary for such respect, among them, to request the return of the Company´s plots acquired to the Municipality.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

b.	Acquisition of shares of APSAMEDIA S.A.

On May 21, 2010, APSA and Tarshop S.A. executed an agreement to formalize the transfer of shares by which Tarshop S.A. has sold to APSA 18,400,000 registered non endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "A” share representing 50% of APSAMEDIA S.A.'s capital stock. The transaction price was set at Ps. 0.001 for the total shares.

On January 13, 2011, APSA executed a share purchase agreement by which APSA purchased 18,400,000 registered non endorsable shares of common stock with a face value of Ps. 1 each and entitled to 1 vote per Class "B” share representing 50% of Apsamedia S.A.'s capital stock.

On April 18, 2011 Alto Palermo S.A. (APSA) and Fibesa S.A. entered into a stock transfer agreement whereby the latter acquired 1,840,000 registered non-endorsable common Class B shares at a face value of Ps. 1 each and entitled to one vote each, which represent 5% of Apsamedia S.A.´s capital stock in a total amount of Ps. 0.8 million.

As an action subsequent to the taking over, APSA S.A. made two offers to Tarshop S.A., later accepted by Tarshop S.A., to grant the following assets:

i)  Receivables from consumption transactions carried out through December 31, 2010 and that are performing or in default for not more than 60 days (both those in Metroshop S.A.’s own portfolio and those assigned to Fideicomiso Financiero Metroshop S.A. Serie XV- previous return of them).
ii)  The contractual position in the credit card issuance agreements whose customers did not have as of December 31, 2010 a default for over 60 days in complying with their obligations.
iii)  All credit card customers or accounts and consumer loans.
iv) Lease agreements on certain branches and their personal property.
v) Labor agreements for payroll personnel.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

On July 20, 2011, the Special General Shareholders Meeting held by unanimous consent of Metroshop S.A. approved the change of corporate name to APSAMEDIA S.A. and the amendment of its corporate purpose to capitalize on market opportunities. APSAMEDIA S.A. will continue providing its services, which have been broadened in scope:

- Consumer credit marketing and financing.
- Issuance and marketing of credit cards.
- Performance of any type of agency and representation.
- Management of administrative, advertising and commercial activities.

These amendments were registered before the Corporate Record Office on August 29, 2011 under No.17,795.

On October 7, 2011, APSAMEDIA S.A., as trustor, together with Comafi Fiduciario Financiero S.A., acting as Trustee of the “Fideicomiso Financiero Privado Yatasto”, as Original Holder, created a private financial trust called "Consumo Centro", which was assigned by APSAMEDIA. under trust the legal ownership of certain receivables that were not in good standing, including included consumer loans, credit card receivables and refinanced receivables generated by APSAMEDIA S.A. in the ordinary course of business, and which shall issue pass-through in favor of the Original Holder. The receivables assigned under trust amount to Ps. 39.1 million approximately. APSAMEDIA will assume no liability whatsoever for the creditworthiness or repayment capacity of any of the debtors, or for the success or failure to collect such receivables, or for compliance by debtors of obligations assumed in relation to such receivables.

The price of the Assignment fiduciary amounts to Ps. 1.9 million. Such price less the sums of money received as payment by APSAMEDIA S.A. between August 26, 2011, cut-off date, and October 7, 2011, which amount to Ps. 0.15 million, were transferred to a pesos-denominated checking account held by APSA at Banco Comafi for a total amount of Ps. 1.8 million.

During this fiscal year, APSAMEDIA S.A. started to develop the lease of advertising spaces in the APSA’s shopping centers.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

On June 29, 2012, the Ordinary and Unanimous Shareholders’ Meeting of Apsamedia S.A. unanimously approved the capitalization of irrevocable contributions in the amount of Ps. 29,719, made by Alto Palermo S.A. (APSA), thus issuing 29,719,311 ordinary, registered, non-endorsable shares entitled to one vote each to be delivered to the latter. As a consequence of capital increases, Alto Palermo S.A. (APSA) and Fibesa S.A. now hold 97.23% and 2.77% equity interests in Apsamedia S.A. respectively.

c.	Arcos del Gourmet

i) Concession Amendment Agreement of Arcos del Gourmet S.A.

On September 6, 2011, Arcos del Gourmet S.A. subscribed a restructuring agreement of the concession with ADIF transferred to the rail wealth under National Office of Property Management (ONABE)’s jurisdiction, by means of which it was decided to expand the concession term until December 31, 2030, automatically extendable for 3 years and 4 months as from that date, provided the fulfillment of all the commitments assumed. This new contract allows for another extension for 3 additional years in case the Company declares so. Likewise, a maximum term of 24 months was set (as from the date of subscription of the agreement) to perform the works and opening of the Shopping Center. This agreement set a new monthly fee of Ps. 0.2 million (plus VAT) until December 31, 2025 and Ps. 0.25 million (plus VAT) as from January 1, 2026. Notwithstanding this, subsequently and until the concession term is ended, fees will be determined every 2 years.

Additionally, as collateral to the fulfillment of the agreement, the Company committed itself to hiring a surety bond of Ps. 4,460, to make a cash deposit for Ps. 400, and to hire another surety bond in favor of ADIF as collateral to the compliance in the due time and form with the works agreed, for Ps. 14,950. Likewise, other obligations were stipulated in charge of the Company, related to the works to be carried out.

This agreement supersedes that executed with the ONABE.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

ii) Capital increase

A Shareholders Meeting of Arcos del Gourmet S.A. was held on October 5, 2011, which finally approved APSA´s financial statements for the fiscal year ended June 30, 2011. Such Meeting was adjourned and on November 4, 2011 approved a capital increase of up to Ps. 11,000 with a subscription price of Ps. 0.002594 per shares, which includes Ps. 0.001 par value per share and Ps. 0.001594 as share premium per share; the Shareholder Meeting also approved payment of subscription price by the capitalization of existing irrevocable contributions, and some loan agreements granted by APSA plus accrued interest, the balance being paid-in in cash.

As of the date of issuance of these financial statements, the registration of these increases before the Public Trade Registry is pending.

d.	Shareholders´ Meeting held on May 23, 2012

On May 23, 2012, Alto Palermo S.A.’s Regular and Special Shareholders Meeting, held on this date, decided, among other points, the following:

•
Approval of the proposal put forward by the Board to pay a cash dividend in the amount of Ps. 177 million as interim dividend for the fiscal year ended June 30 2012; the dividend was computed based on the quarterly financial statements for the period ended December 31, 2011 which was approved by this Shareholders’ Meeting. On June 29, 2012, the dividend was made available to the shareholders as per the resolution adopted by the Board of Directors on June 21, 2012. The dividend represents 140.488880413% of the capital stock, and amounts to Ps. 0.140488880413 per share of Ps. 0.10 nominal value, and Ps. 5.619555216522 per ADR.

•
Renewal of the term granted to the Board to exercise delegated powers to implement the capital increase approved by the Shareholders’ Meeting held on May 26, 2011 as per the provisions of section 188 of Law No. 19,550.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 12:                                (Continued)

•
Empower the Board of Directors to carry out the capital increase and issue of shares, up to the amount of Ps. 9,070, as duly approved, to be allocated to the Management Incentive Plan approved by the Shareholders’ Meeting held in October 31, 2011 pursuant to the terms and conditions of section 69 of Law. No. 17.811 and implemented by Executive Order 677/01.

NOTE 13: SALES OF BUILDINGS

Real Estate Business

a.	IRSA

On July 7, 2011, IRSA subscribed a sale agreement of some offices located at Libertador 498. The agreed total price was US$ 2.5 million to be paid as per the following: a) US$ 0.75 million at the time of subscription of the sale agreement, b) US$ 1.38 million at the time of recording the public deed and granting possession, and c) US$ 0.37 million on April 2012. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of IRSA. On October 17, 2011, IRSA recorded the title deed. The result for this transaction amounts to Ps. 8.1 million.

On September 7, 2011, IRSA subscribed a sale agreement of the property “Thames”. The total transaction price amounts to US$ 4.7 million. Out of this total, US$ 1.0 million have been collected at the time of subscription, and the balance of US$ 3.7 million were collected at the time of recording the public deed and granting possession, which took place on October 25, 2011. The result for this transaction amounted to proximately Ps. 15.80 million.

On December 20, 2011, IRSA subscribed an agreement to sell certain functional units of the real estate called “Museo Renault”, located in Av. Figueroa Alcorta 3301. The total price agreed was US$ 5.2 million payable in the following way: a) US$ 1.56 million when the agreement was subscribed; and b) US$ 3.64 million when the deed was granted, set for March 7, 2012. The result for this transaction amounted to Ps. 17 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:               (Continued)

On April 24, 2012, IRSA executed a bill of sale for the sale of three functional units in the real property known as “Museo Renault”. This sale was executed at a total agreed price of US$ 5.5 million payable as follows: a) US$ 1.375 million paid upon execution of the transaction; b) US$ 0.825 million upon execution of conveyance deed on May 30, 2012; and the outstanding balance of US$ 3.3 million will be paid jointly with compensatory interest calculated at a nominal rate of 8.5% per annum on the outstanding balance, in two equal, annual and consecutive installments of US$ 1.65 million, with the first installment payable 12 months after the execution of the conveyance deed. To secure the payment of the balance, the purchaser constituted a first-degree privilege mortgage on the property, in favor of the seller. On the other hand, on June 11 and 12, 2012, IRSA signed new conveyance deeds for certain functional unites  for the same property, at a total price of US$ 65 each unit, which were respectively paid on the dates indicated. The result for the mentioned transactions amounts to US$ 23.9 million.

On May 23, 2012, IRSA signed the title conveyance deed for the functional unit 1 of the property identified as “Sarmiento 517”. The total amount agreed was US$ 0.05 million.

On June 16, 2012, IRSA sold, assigned and transferred a covered area of 4,703 m2 for offices and 46 car parking spaces and 4 complementary units to be used as storage units in the building identified as Yacht V and VI of the complex known as “Puerto del Centro”, located in Dique IV, Puerto Madero. The amount of the transaction was Ps. 69 million, which was paid by the buyer upon execution of the conveyance deed. The result for this transaction amounted to Ps. 53.7 million.

The properties mentioned above were classified as investment properties until the above mentioned transactions were executed, which represents a gross lease area of approximately 41,193 square meters.

In addition, during the fiscal year ended on June 30, 2011 IRSA sold office units in various deals amounting to an aggregate gross rental space of 620 square meters for a total of Ps. 10.5 million. Those transactions generated a gross gain of Ps. 7.3 million.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:          CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT

As of June 30, 2012 the Company, together with its subsidiary IRSA, have contributed during the period to the Management capitalization program for Ps. 3,474.

NOTE 15:          EXECUTIVE STAFF´S FEES

Agricultural business

Stock Purchase Option Plan

Pursuant to the provisions of the Corporate By laws, Brasilagro has a Stock Option Plan (the “Plan”) in place approved by the General Shareholders’ Meeting, which seeks to integrate executive staff to the company’s development process in the medium and long term. This Plan is administered by the Remunerations Committee and the awards are subject to the approval of the Board of Directors.

In the Special Shareholders’ Meeting held on October 29, 2008 a Stock Option Plan was approved by the Company (“Stock Options”).

On August 11, 2010 the Management Board approved the creation of the Options Award Program No. 1 (the “Program”), under which the Board of Directors is authorized to award stock options to eligible beneficiaries chosen on that occasion. The Program defines the beneficiaries, the number of shares that each of them may acquire upon exercising their stock option rights, the exercise price per share to be paid in cash by the beneficiaries and the stock option conditions.

Upon exercise, each option entitles the beneficiary to purchase 1 share of stock of Brasilagro at the exercise price established in the Program. The Program involves 5 beneficiaries and the award of 370,007 shares and they may be fully exercised as from August 12, 2012 (vesting date) for a term of three years as from the vesting date. On June 30, 2012 there were no options outstanding.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:         (Continued)

Brasilagro estimated the fair value of the Programs´ options as of August 11, 2010 in R$ 6.16 each, based on the “Black and Scholes” model. Main information used to measure the options were:

Date	08/11/10
Number of shares	58,422,400
The exercise price (R$ / share)	8.97
Stock market´s Price as of measure date (R$ / share)	9.60
Interest rate, (risk free %)	11.36
Contractual average time	5 years
Expected return of dividends %	1.00
Volatility of market´s shares	67.48
Stock market ´s price as of granting date (R$ / shares)	9.40
Number of options outstanding	370,007
Number of options to exercise	370,007
Adjusted average price (R$ / share)	6.16
Remaining Contractual Average life	5
Balance stock options as of June 30, 2012	Ps. 4,778

Transactions are listed below:

	Number of outstanding shares	Average price during fiscal year
As of June 30, 2012	370,007	6.16

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 16:                      REIMBURSEMENT OF CURRENT AND EXPIRED CASH DIVIDENDS

Real Estate Business

1.	APSA

On December 20, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 5,839 for funds sent by the former to pay undistributed cash dividends, both for current dividends and for dividends barred by the statute of limitations, as per the following detail:

- Ps. 2,711 to expired dividends;

- Ps. 3,128 to current dividends.

Additionally, on December 30, 2011, APSA received from Caja de Valores S.A. the amount of Ps. 1,098 corresponding to expired dividends.

The funds corresponding to current dividends are disclosed under the “Dividends payable” line item, while the funds corresponding to expired dividends were booked against “Retained Earnings”.

NOTE 17:	EXTENSION OF THE SHUTDOWN, PRESENTATION OF THE CRISIS PREVENTIVE PROCEEDINGS, SEVERANCE PROPOSALS AND MANDATORY SETTLEMENT IN EAASA

Due to the crisis that the meat industry is undergoing, the shutdown started in December 2011 has been extended. On February 28, 2012 an agreement was signed by the Meat Sector Union of La Pampa and EAASA, which was ratified by the Sub-Secretary of Labor of such Province, whereby the parties agreed to suspend activities for a 60 days terms, which was extended for an additional 60-day term, effective as from February 16, 2012 for wage-earners, agreeing to pay a non-taxable amount of Ps. 800 per fortnight plus a taxable amount of Ps. 125 per month, while a Ps. 800 pay was also agreed from the REPRO program.

In the case of monthly paid employees and senior staff, a 30% average salary reduction was agreed effective as from March 1, 2012 for a 60-day term, which were then extended for another 60 days until June 30, 2012.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:         (Continued)

On June 22, 2012, after having revised various business models without finding a solution that guaranteed continuity of the plant activity, EAASA filed a Preemptive Crisis Procedure and asked that the plant be closed under the provisions of section 247 of the Employment Contract Act.

On June 27, 2012, EAASA filed a severance plan that offered payment of full severance charge in 10 monthly installments. On June 28, 2012, the Company agreed with the union representative on a severance scheme within the framework of the Preemptive Crisis Plan.

On June 29, 2012, the Ministry of Labor, Employment and Social Security issued a binding conciliation order for a term of 15 days, thus leading everything back to the situation before beginning of the conflict.

NOTE 18:          ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS (“IFRS”)

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the IFRS, issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as published by the IASB as from the fiscal year beginning July 1, 2012, being the financial statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011, the first interim financial statements prepared under IFRS as published by the IASB. The Company’s transition date for the adoption of IFRS is July 1, 2011.

The consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles used in Argentina, as set forth by the FACPCE and as implemented, adapted, amended, revised and/or supplemented by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (“CPCECABA”) (collectively “Argentine GAAP”), and in accordance with the regulations of the CNV; which differ from IFRS as to measurement and presentation.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:         (Continued)

The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the fiscal year ended June 30, 2013 are issued.

IFRS 1 allows entities adopting IFRS for the first time to consider certain one-time optional exemptions. Additionally, IFRS 1 requires the application of certain mandatory exceptions. These exemptions have been foreseen by the IASB to simplify the first-time application of certain IFRS, relieving the obligation of retrospective application of the standards.

Following is a summary of the exemptions and exceptions included in IFRS 1 applicable to the Company in the transition from Argentine GAAP to IFRS.

1. Optional exemptions of IFRS

Below is a detail of the applicable optional exemptions applicable to the company under IFRS:

1.1. Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3 “Business combinations” prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Company elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Company elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

1.2. Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Company elected to measure certain items of property, plant and equipment and investment property at price-adjusted values as of July 1, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Company adopted a cost-based policy for all of its assets. As such, the Company used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment property and property, plant and equipment (primarily shopping centers, office buildings and hotel buildings) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16 “Property, plant and equipment”.

1.3. Exemption for cumulative translation differences

IFRS 1 permits cumulative translation gains and losses to be reset to zero at the transition date. This provides relief from determining cumulative currency translation differences in accordance with IAS 21 “The Effects of Changes in Foreign Exchange Rates”, from the date a subsidiary or equity method investee was formed or acquired. The Company elected to reset all cumulative translation gains and losses to zero in opening retained earnings at its transition date.

1.4. Exemption for compound financial instruments

IFRS 1 establishes that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Company elected not to restate convertible debt instruments no longer outstanding at the date of transition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

1.5. Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Company elected to apply the provisions of IAS 23 “Borrowing costs” prospectively from the date of transition.

1.6. Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS later than to its subsidiary, associate or joint venture, the assets and liabilities of the subsidiary, associate or joint venture shall be measured in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes in the Company’s accounting policy when consolidating, if applicable. The Company’s associate, Tarshop S.A., adopted IFRS in the fiscal year ended December 31, 2012. The Company’s joint venture, Cresca S.A., adopted IFRS for the fiscal year ended December 31, 2012.

1.7. Exemption for share-based payments

IFRS 2 “Share Based Payments” applies to situations where an entity grants shares or share options to employees or to other parties providing goods and services and requires these payments to be recognized as an expense in the entity’s financial statements. A first time adopter is encouraged to apply IFRS 2 retrospectively. However, an entity may elect not to retrospectively apply IFRS 2 to equity instruments (equity settled transactions) granted on or before November 7, 2002. Similarly, while IFRS 1 encourages a first time adopter to apply IFRS 2 to equity instruments that were granted after November 7, 2002 and that vested before the later of (i) the date of transition and (ii) January 1, 2005, an entity may elect not to retrospectively apply IFRS 2 to these equity instruments. However, a first time adopter can only elect to retrospectively apply IFRS 2 to such equity instruments if it had previously disclosed publicly the fair value of those equity instruments, determined at the measurement date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

Based on this exemption, the Company did not apply IFRS 2 to equity instruments granted after November 7, 2002 and vested prior to transition date, i.e. July 1, 2011, as the fair value of those equity instruments had not been publicly disclosed.

The Company has not made use of the other optional exemptions available in IFRS 1.

2. IFRS mandatory exceptions

The mandatory exceptions to IFRS 1 applicable to the Company are detailed bellow:

2.1. Exception for estimates

The estimates made by the Company under IFRS are consistent with the estimates made at the same date under with Argentine GAAP. Therefore, the estimates made by the Company under previous GAAP have not been revised for application of IFRS except where necessary to reflect any difference in accounting policies.

2.2. Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under Argentine GAAP, the Company accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Company accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Company did not restate these acquisitions and/or disposals prior to transition date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                            (Continued)

IFRS 1 establishes that an entity must apply the requirements in IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Company recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Company.

3. Mandatory reconciliations

In accordance with the requirements of Technical Resolution No. 26 (as subsequently amended by Technical Resolution No. 29), set out below are the reconciliations of shareholders’ equity at June 30, 2012 and July 1, 2011, and the reconciliations of net income, other comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the year ended June 30, 2013 are issued.

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                (Continued)

3.1. Reconciliation of shareholders’ equity at July 1, 2011 and June 30, 2012

		July 1, 2011	June 30, 2012
Shareholders’ equity under Argentine GAAP attributable to Cresud		2,101,681	2,063,281
Revenue recognition – “scheduled rent increases”	(a)	51,991	78,479
Revenue recognition – “letting fees	(b)	(35,447)	(44,446)
Biological assets and agriculture produce at the point of harvest	(c)	58,727	38,517
Inventories	(d)	(6,745)	(5,378)
Trading properties	(e)	(29,315)	(18,946)
Pre-operating and organization expenses	(f)	(22,771)	(22,767)
Goodwill	(g)	770,752	709,368
Non-current investments – financial assets	(h)	151,411	138,204
Initial direct costs on operating leases	(i)	698	946
Tenant deposits	(j)	114	329
Commodity linked debt	(k)	97	72
Impairment of financial assets	(l)	(2,088)	(519)
Present value accounting – tax credits	(m)	14,644	10,931
Investments in associates	(n)	(56,224)	(151,873)
Investments in joint ventures	(o)	(16,496)	(11,271)
Acquisition of non-controlling interest	(p)	-	(46,320)
Amortization of transaction costs on borrowings	(r)	110	384
Settlement of BrasilAgro warrants	(s)	-	(2,706)
Deferred income tax	(u)	(33,917)	(35,550)
Non-controlling interest on adjustment above	(v)	(217,523)	(141,872)
Shareholders’ equity under IFRS attributable to Cresud		2,729,699	2,558,863
Non-controlling interest		2,480,379	2,132,649
Total Shareholders’ equity under IFRS		5,210,078	4,691,511

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                 (Continued)

3.2. Reconciliation of net income for the fiscal year ended June 30, 2012

	Ref.	June 30, 2012
Net income under Argentine GAAP attributable to Cresud		78,263
Revenue recognition – “scheduled rent increases”	(a)	26,488
Revenue recognition – “letting fees”	(b)	(8,999)
Biological assets and agriculture produce at the point of harvest	(c)	(17,001)
Inventories	(d)	1,367
Trading properties	(e)	10,369
Pre-operating and organization expenses	(f)	4
Goodwill	(g)	(60,428)
Non-current investments – financial assets	(h)	(13,207)
Initial direct costs on operating leases	(i)	248
Tenant deposits	(j)	215
Commodity linked debt	(k)	(25)
Impairment of financial assets	(l)	1,569
Present value accounting – tax credits	(m)	(3,713)
Investments in associates	(n)	(89,567)
Investments in joint ventures	(o)	5,225
Acquisition of non-controlling interest	(p)	(26,383)
Disposition of non-controlling interest	(q)	2,690
Amortization of transaction costs on borrowings	(r)	274
Foreign currency translation	(t)	32,518
Deferred income tax	(u)	(2,178)
Non-controlling interest on adjustment above	(v)	40,941
Net income under IFRS attributable to Cresud		(21,330)
Non-controlling interest		53,425
Total Net income under IFRS		32,095

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                       (Continued)

3.3. Reconciliation of other comprehensive income for the fiscal year ended June 30, 2012

		June 30, 2012
Other comprehensive income under Argentine GAAP attributable to Cresud		(58,692)
Biological assets and agriculture produce at the point of harvest	(c)	(3,209)
Goodwill	(g)	(956)
Investments in associates	(n)	(6,082)
Foreign currency translation	(t)	(32,518)
Deferred income tax	(u)	544
Non-controlling interest on adjustments above	(v)	18,974
Other comprehensive income under IFRS attributable to Cresud		(81,939)
Non-controlling interest		(141,581)
Total other comprehensive income under IFRS		(223,520)

3.4.	Reconciliation of cash flows for the fiscal year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made various reclassifications between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

3.4.1. Operating activities

Cash generated from operating activities under Argentine GAAP	857,038
Proceeds from sale of property, plant and equipment	(146,706)
Deconsolidation of joint ventures	(21,554)
Cash generated from operating activities under IFRS (1)	688,778

(1)	It includes the effect of the exchange rate variations in cash and cash equivalents.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                             (Continued)

3.4.2. Investing activities

Cash used in investing activities under Argentine GAAP	(728,777)
Acquisition of non-controlling interest in subsidiaries	202,449
Proceeds from sale of property, plant and equipment	146,706
Deconsolidation of joint ventures	1,027
Cash used in investing activities under IFRS	(378,595)

3.4.3. Financing activities

Cash used in financing activities under Argentine GAAP	(283,974)
Acquisition of non-controlling interest in subsidiaries	(202,449)
Deconsolidation of joint ventures	7,482
Cash used in financing activities under IFRS	(478,941)

3.4.4. Net decrease in cash and cash equivalents

Net decrease in cash and cash equivalents under Argentine GAAP	(155,713)
Deconsolidation of joint ventures	(13,045)
Net decrease in cash and cash equivalents under IFRS	(168,758)

3.4.5.	Disclosure reclassifications that affect the statement of cash flows for the fiscal year ended on June 30, 2012

Pursuant to Argentine GAAPs, the Company proportionally consolidated the joint ventures’ accounts. Consequently, there were some differences between the amount of cash and cash equivalents reported in the main statement of cash flows and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

Additionally, pursuant to Argentine GAAPs, revenue derived from the sale of property, plant and equipment (including properties classified as investment property under IFRS) was reported as operating activities. In accordance with IFRS, revenue derived from the sale of investment property and property, plant and equipment is reported as investment activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

Finally, according to Argentine GAAPs, the acquisition of non-controlling interests was reported as investment activities, while under IFRS this transaction would have been classified as financing activities.

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared.

4. Explanation of the transition to IFRS

(a)	Revenue recognition – “scheduled rent increases”

Argentine GAAP – Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS – The Company applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

As a consequence, the Company recognized a receivable for rent averaging of Ps. 52.0 million and Ps. 78.5 million as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 52.0 million was recognized against retained earnings and an amount of Ps. 26.5 million gain was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

(b)	Revenue recognition – “letting fees”

Argentine GAAP – The Company does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Company acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Company) have signed the related lease contract.

IFRS – The Company considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

As a result, payments received from tenants for “letting fees” of Ps. 35.5 million and Ps. 44.4 million were deferred as of July 1, 2011 and as of June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 35.5 million was recognized against retained earnings and an amount of Ps. 9.0 million loss was recognized in the statement of income.

(c)	Biological assets and agriculture produce at the point of harvest

Argentine GAAP – Technical Resolution No. 22 “Agriculture activities” establishes a hierarchy for the valuation of biological assets. The Company has several classes of biological assets.

Biological assets in the form of unharvested crops are measured at replacement cost less any impairment losses. Biological assets in the form of livestock held for sale or for meat production are measured at net realizable value. Biological assets in the form of breeding or dairy cattle are measured at replacement cost. Tree plantations are measured at cost. Argentine GAAP does not prescribe a separate measurement for agriculture produce at the point of harvest.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

IFRS – The Company applied IAS 41 “Agriculture”. Under IAS 41, biological assets and agriculture produce at the point of harvest are measured at fair value less costs to sell on initial recognition and at each statement of financial position date, except where fair value cannot be reliably measured. Cost approximates fair value when little or no biological transformation has taken place since the costs were originally incurred or the impact of biological transformation on price is not expected to be material. Changes in fair value less cost to sell are charged to income as incurred.

As a result, the Company adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 58.7 million and Ps. 38.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized an amount of Ps. 17.0 million loss in the statement of income, an amount of Ps. 3.2 million in the statement of other comprehensive income, and the remaining amount of Ps. 58.7 million against retained earnings.

(d)	Inventories

Argentine GAAP – Inventories, primarily agricultural supplies, are valued at replacement cost. Changes in replacement cost are charged to income as incurred. Additionally, harvested crops for the Company’s operations in Bolivia are measured at net realizable value, with changes being recognized in the statement of income.

IFRS - Consumable supplies are measured at the lower of cost or net realizable value. The cost of consumable supplies is determined using the weighted average method. The cost of hotel inventories is determined using the first-in first-out method. Additionally, harvested crops for the Company’s operations in Bolivia are measured at the lower of cost or net realizable value because there is not an active market for the produce in this country.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

As a result, the Company reduced inventories by Ps. 6.7 million and Ps. 5.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 1.4 million in the statement of income and an amount of Ps. 6.7 million against retained earnings.

(e)	Trading properties

Argentine GAAP – Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed.

IFRS – Trading properties are measured at the lower of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts. For conditional exchanges, sales are recognized when these conditions are satisfied.

As a result, the Company eliminated the effect of inflation adjustment on trading properties for an amount of Ps. 12.9 million and Ps. 9.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 12.9 million was recognized against retained earnings and an amount of Ps. 3.5 million gain was recognized in the statement of income.

On the other hand, the Company adjusted the revaluation of trading properties due to property contracts exchanged prior year-end and for which title had not been transferred as of that date, for an amount of Ps. 16.4 million and Ps. 9.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 6.9 million in the statement of income and the remaining amount of Ps. 16.4 million against retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

(f)	Pre-operating and organization expenses

Argentine GAAP – Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS – IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the formation of intangible assets and are immediately recognized as expenses.

As a result, the balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized under IFRS for an amount of Ps. 22.8 million and Ps. 22.7 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 22.8 million against retained earnings.

(g)	Goodwill

Argentine GAAP – The Company accounted for acquisitions of businesses and non-controlling interests under the acquisition method of accounting. Under the acquisition method of accounting, the Company allocated the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS – As noted in Note 18.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 18.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non controlling interests.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

Consequently, business combinations and acquisitions of non controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date totaling Ps. 29.1 million. There were no previously recognized intangible assets under Argentine GAAP that did not qualify for separate recognition under IFRS.

In accordance with IFRS, goodwill is not amortized; it is, instead, tested for impairment annually. Goodwill has been tested at transition date and no impairment has been recognized. The amortization charge has been adjusted in the statement of income and in the statement of other comprensive income.

Negative goodwill

Argentine GAAP – Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest was lower than the carrying amount of the acquired assets and assumed liabilities, the Company recognized such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortized it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's share in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Company recognized such amount as negative goodwill on the statement of financial position and amortized it over the period considered to justify negative goodwill not exceeding 20 years.

IFRS – As noted in Note 18.1.1., the Company has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 18.2.2., the Company has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1, 2011 have not been restated and the carrying amount of negative goodwill under IFRS as of July 1, 2011 is equal to the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor’s share in the net fair values of the associate’s and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the statement of income in the period when the associate and/or joint venture is acquired.

As a result, the balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under IFRS.

As a result, the Company adjusted the value of such goodwill for an amount of Ps. 770.8 million and Ps. 709.04 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 60.4 million in the statement of income (arising from the reversal of the amortization charge of negative goodwill recognized under Argentine GAAP) and the remaining amount of Ps. 770.8 million against retained earnings.

(h)	Non-current investments – financial assets

Argentine GAAP – The Company holds investments in liested shares with readily determinable fair values, namely TGLT S.A. and Hersha Hospitality Trust. Under Argentine GAAP, these investments were carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS – Under IFRS 9 “Financial instruments”, all equity investments are measured at fair value. For certain equity investments, the Company can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. However, the Company has not elected to recognize changes in fair value of any equity instrument through other comprehensive income. Therefore, changes in fair value of all equity instruments held by the Company are recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

As a result, the Company adjusted the value of these equity securities to fair value by Ps. 151.4 million and Ps. 138.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 151.4 million was recognized against retained earnings and an amount of Ps. 13.2 million loss was recognized in the statement of income.

(i)	Initial direct costs on operating leases

Argentine GAAP– Under Argentine GAAP, certain initial direct costs (i.e. legal, commissions and other fees) paid to third parties for arranging a lease (when the Company is a lessor) are recognized as an immediate expense when incurred.

IFRS – Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

As a result, Ps. 0.7 million and Ps. 0.9 million, as of July 1, 2011 and June 30, 2012, respectively, were added to “Investment properties”. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 0.7 million was recognized against retained earnings and Ps. 0.2 million gain were recognized in the statement of income.

(j)	Tenant deposits

Argentine GAAP – The Company obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally three years. The deposits generally amount to one month of lease rentals. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

IFRS - Tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost and deferred income is amortized on a straight-line basis over the contact term.

As a result, the Company adjusted the financial liability from tenant deposits for an amount of Ps. 0.1 million and Ps. 0.3 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain of Ps. 0.2 million in the statement of income and the remaining amount of Ps. 0.1 million against retained earnings.

(k)	Commodity linked debt

Argentine GAAP – Under Argentine GAAP, there is no requirement to separate embedded derivatives from host contracts and account for them as derivatives. Borrowings are valued based on the best estimate of the discounted value of the amounts expected to be paid, using the interest rate effective at the time of the initial measurement.

IFRS – IFRS 9 requires that an embedded derivative should be separated from the host contract and accounted for as a derivative if certain conditions are met. On September 7, 2011, the Company issued Class VII non-convertible notes which are denominated in US$ for a nominal amount of US$ 2.1 million. Class VII notes accrue interest at a floor rate of 4% plus a premium factor equivalent to 40% of the increase in the price of soy during the period from March 2011 to March 2013. Under IFRS, the commodity-indexed feature is an embedded derivative that is not clearly and closely related to the debt host instrument because the risks inherent in the derivative (price of soy) and the host are dissimilar. Therefore, the Company separated the commodity-indexed feature and classified it as a derivative liability. The Company measured the carrying value of the debt host contract at initial recognition as the difference between the consideration received and the fair value of the embedded derivative. Subsequently, the Company measured the host foreign-currency debt at amortized cost using the effective interest rate method and then retranslated it at each reporting date using the closing US$/Peso exchange rate. The Company recognized changes in the fair value of the embedded derivative in profit or loss for the period.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

As a result, the Company adjusted borrowings for an amount of Ps. 0.1 million and Ps. 0.07 million as of July 1, 2011 and June 30, 2012. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.3 million loss was recognized in the statement of income.

(l)	Impairment of financial assets

Argentine GAAP - As of July 1, 2011 and June 30, 2012, the Company maintains a balances related to credit card loans. These loan receivables are carried at amortized cost. Under Argentine GAAP, the Company determined an allowance for loan losses based on specific criteria set forth for financial and banking institutions.

IFRS – The Company applied the impairment provisions in IFRS 9.

As a result, the Company recognized an impairment loss of Ps. 2.1 million and Ps. 0.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 2.1 million was recognized against retained earnings and an amount of Ps. 1.6 million gain was recognized in the statement of income.

(m)	Present value accounting – tax credits

Argentine GAAP – Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS – Under IFRS, there is no requirement to discount long-term tax credits. The Company elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

As a result, the Company eliminated the effect of discounting tax credits for an amount of Ps. 14.6 million and Ps. 10.9 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 14.6 million was recognized against retained earnings and an amount of Ps. 3.7 million loss was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

(n)	Impact of IFRS adjustments on investment in associates

Argentine GAAP - Investments in entities in which the Company exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As of June 30, 2012, the associates of the Company are Banco Hipotecario S.A., Banco de Crédito & Securitización S.A., Manibil S.A., New Lipstick LLC, Lipstick Management LLC, Rigby 183 LLC, Tarshop S.A., AgroUranga S.A., Agro Managers S.A. and Bitania 26 S.A.

IFRS – The Company assessed all of its interests in the entities mentioned in the paragraph above and determined that the Company exercises significant influence over them. Accordingly, under IFRS, the Company also accounts for these investments under the equity method of accounting. However, the Company has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

Following is a description of the most significant IFRS adjustments to the net equity and income of associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Company or no IFRS adjustments were identified:

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

Banking:

The Company assessed the financial statements of the associates related to the banking business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

-
Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

-
Under Argentine GAAP, the allowance for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

-
Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

-
Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “Insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

Investment properties:

The Company assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1, 2011 and June 30, 2012:

-
Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

-
Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expense is not straight-lined. Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

As a result, the net equity of these associates was reduced by Ps. 56.2 million and Ps. 151.9 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 56.2 million was recognized against retained earnings, an amount of Ps. 89.6 million loss was recognized in the statement of income, and an amount of Ps. 6.1 million was in the statement of other comprehensive income.

(o)	Impact of IFRS adjustments on investment in joint ventures

Argentine GAAP– Investments in entities in which the Company exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Company reflect the Company’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Company applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

IFRS – The Company assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11 “Joint arrangements”. Accordingly, the Company accounted for its joint ventures under the equity method of accounting. The Company has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As of June 30, 2012, the joint ventures of the Company are Cyrsa S.A., Cresca S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe S.A.

Following is a description of the most significant IFRS adjustments to the net equity and income of the joint ventures. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, joint ventures were grouped by business activity. Joint ventures are not discussed below when IFRS adjustments were not significant to the Company or no adjustments were identified.

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the Construction of Real Estate”. The Company assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the properties in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

As a result, the net equity of the Company’s joint ventures was decreased by Ps. 16.5 million and Ps. 11.3 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 16.5 million was recognized against retained earnings, an amount of Ps. 5.2 million gain was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

(p)	Acquisition of non-controlling interest

As explained in Note 18.2.2., the Company has applied the exemption in IFRS 1 for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control. Consequently, acquisitions of non-controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments below relate to acquisitions of non-controlling interest occurring on or after July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Company accounted the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired. Additionally, goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. (see Note 13.2.b.) was impaired and recognized as an expense in the statement of income under Argentine GAAP.

IFRS – Under IFRS, the Company applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Company does not recognize any additional acquisition adjustments to reflect the subsequent purchase of additional shares in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

As a result of the above explanation, as of June 30, 2012, the Company: (i) derecognized goodwill for an amount of Ps. 39.8 million, (ii) recognized a decrease in non-controlling interest for an amount of Ps. 26.2 million, (iii) recognized a decrease in net assets acquired measured at fair value under Argentine GAAP for an amount of Ps. 9.0 million, and (iv) recognized a debit of Ps. 22.6 million in shareholders’ equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

Additionally, for the fiscal year ended June 30, 2012, the Company reversed the impairment charge on goodwill generated by the acquisition of the non-controlling interest in Cactus Argentina S.A. recognized under Argentine GAAP for an amount of Ps. 10.5 million.

(q)	Disposal of non-controlling interest

As explained in Note 18.2.2., the Company has applied the exemption in IFRS 1 for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control. Consequently, disposals of non-controlling interests concluded prior to July 1, 2011 have not been restated.

The IFRS adjustments below relate to disposals of non-controlling interest occurring on or after July 1, 2011.

Argentine GAAP – Under Argentine GAAP, the Company accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income.

IFRS – Under IFRS, the Company applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when there is a disposal of non-controlling interests that do not result in a change in control, the transaction is accounted for as an equity transaction. The difference between the fair value of the consideration received and the related carrying value of the non-controlling interest disposed of is recognized in the controlling interest’s equity as a credit or debit to share premium. Therefore, no gain or loss is recognized in the statement of income. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

As a result, as of June 30, 2012, the Company reversed a loss for an amount of Ps. 2.7 million in the statement of income, and recognized a debit of Ps. 2.7 million in shareholders’ equity.

(r)	Amortization of transaction costs on borrowings

Argentine GAAP – Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

IFRS – Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

As a result, the Company adjusted the carrying value of borrowings for an amount of Ps. 0.1 million and Ps. 0.4 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.3 million gain was recognized in the statement of income.

(s)	Settlement of BrasilAgro warrants

Argentine GAAP– Payments made by the Company for the settlement of BrasilAgro warrants were capitalized in the statement of financial position.

IFRS – In accordance with IFRS 2, any payment made to a counterparty on the cancellation or settlement of a grant of equity instruments, even if this occurs after the vesting date, is accounted for as a repurchase of an equity interest (that is, as a deduction from equity), except to the extent that the payment exceeds the fair value of the equity instruments repurchased, measured at the repurchase date. Any such excess is recognized as an expense.

As a result, the Company adjusted the balance of “Non-current investments” for an amount of 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity.

(t)	Foreign currency translation

Argentine GAAP– Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations are recognized in the statement of other comprehensive income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

As a result, the Company reclassified an amount of Ps. 32.5 million for the fiscal year ended June 30, 2012 against the statement of income and the statement of other comprehensive income.

(u)	Deferred income tax

Argentine GAAP – The Company accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Company assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

As a result, on transition to IFRS, the Company has not recognized deferred tax assets relating to any carry forward losses and other temporary differences for an amount of Ps. 16.5 million and Ps. 18.8 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 16.5 million was recognized against retained earnings, an amount of Ps. 2.8 million loss was recognized in the statement of income, and an amount of Ps. 0.5 million were recognized in the statement of other comprehensive income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:                                (Continued)

Additionally, the Company has assessed the impact of all IFRS adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 17.4 million and Ps. 16.7 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 17.4 million was recognized against retained earnings and an amount of Ps. 0.6 million gain was recognized in the statement of income.

(v)	Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

NOTE 19:                      SUBSEQUENT EVENTS

Agricultural business

Agreement with EAASA

On July 24, 2012, EAASA reached an agreement with the Meat Sector Union of La Pampa, the provincial government and the National government to resume production in the plant upon the following terms and conditions:

•	a commitment to provide a subsidy of at least Ps. 1.2 for each employee who earns less than Ps. 10 per month,

•
the commitment of the Government of the Province of La Pampa to grant Cresud a credit facility, via a bank designated for such purpose, in the amount of Ps. 20,000 at a subsidized rate for a term of 5 years, which proceeds should be applied to financing part of the operations of EAASA, and

•	approval by the Government of the Province of La Pampa of the option to hire up to 70 employees under the first-job regime applicable in La Pampa.

It should be noted that on August 3, 2012, Cresud was granted the above indicated loan and on August 6, 2012 the plant resumed operations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:                                (Continued)

Real Estate Business

1.	IRSA

a.	Acquisition of equity interest in Rigby 183

IRSA, through its subsidiary IRSA International LLC, has contractually agreed to purchase the whole 33.36% interest that Rigby Madison LLC holds in Rigby 183, owner of the building identified as Madison 183 in Manhattan. As a result, IRSA’s interest in Rigby 183 will increase to 82.36% of its capital stock.

The amount of the transaction was US$ 32.5 million, of which US$ 5.0 million have been paid while the remaining balance is to be paid upon closing of the transaction in the month of October 2012.

b.	Acquisition of shares of APSA

During August, 2012, E-Commerce (subsidiary of IRSA) acquired through successive purchases 37,814 shares of APSA’s capital stock, equal to a 0.03% equity interest, for a total value of US$ 0.124 million.
As a result of such acquisition, IRSA’s direct and indirect ownership in APSA amounts to 95.64%.

c.	Partial payment of debt with Quality

On August 31, 2012, Quality made a partial payment of US$ 2 million on account of the second installment of the purchase price agreed upon for the property sold by Nobleza Piccardo S.A.I.C. y F.

d.	Purchase of corporate notes by IRSA

On July 25, 2012, APSA acquired Corporate Notes Class II (US$) from IRSA for a total amount of US$ 0.88 million.

e.	Sale of Hersha’s shares

After the balance sheet date, IRSA has sold either directly or through its subsidiaries 2,000,000 common shares of Hersha, for a total amount of US$ 9.7 million. Thus, IRSA’s interest in Hersha’s capital stock declined from 9.13% to 8.12%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria and Subsidiaries

Notes to the Consolidated Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:                      (Continued)

f.	Transactions with related parties – Credit Facility with CYRSA

On August 27, 2012, CYRSA granted a credit line to each of its shareholders, IRSA and CYRELA, for a maximum amount of Ps. 190 million, each, for a term no to exceed one year.
Daily interest accrued on each disbursed amount will be based on the Private Sector Badlar Rate.

g.	Sale of units in the building identified as Libertador 498

On August 31, 2012, IRSA executed the conveyance deed that formalizes the sale of a functional unit and various other units (parking spaces) in the building identified as Libertador 498. The transaction price was fixed at US$ 15 million, which were paid on August 8, 2012 upon execution of the bill of sale.

2.	APSA

On July 25, 2012, the Company acquired Corporate Notes Class II (US$) issued by IRSA Inversiones y Representaciones Sociedad Anónima in an aggregate amount of US$ 0.88 million, which accrue interest at a fixed rate of 11.5% per annum, and is payable semiannually on July 20 and January 20 each year. The principal will have a bullet repayment structure at maturity on July 20, 2020.

On August 31, 2012, Quality Invest S.A. partially paid the second installment of the balance owed in relation to the purchase of Nobleza Piccardo S.A.I.C. y F’s property in an amount of US$ 2 million.

Cresud Sociedad Anónima
Comercial, Inmobiliaria, Financiera
y Agropecuaria

Free translation from the original prepared in Spanish for
publication in Argentina
Basic Financial Statements
Corresponding to the fiscal year
ended June 30, 2012 and 2011

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Balance Sheet as of June 30, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)		June 30, 2012 (Notes 1 and 2)	June 30, 2011 (Notes 1 and 2)
ASSETS			LIABILITIES
CURRENT ASSETS			CURRENT LIABILITIES
Cash and Banks (Note 8.a.)	8,137	3,616	Trade accounts payable (Note 8.f.)	50,052	140,216
Investments (Note 8.b.)	938	19,092	Short-term debt (Note 8.g.)	404,731	541,720
Trade accounts receivable, net (Note8.c.)	58,918	91,280	Salaries and social security payable (Note 8.h.)	38,782	28,393
Other receivables (Note 8.d.)	159,076	158,108	Taxes payable (Note 8.i.)	6,180	6,287
Inventories (Note 8.e.)	194,623	230,803	Customer advances (Note 8.j.)	163	-
Total Current Assets	421,692	502,899	Other liabilities (Note 8.k.)	43,909	29,540
			Total Current Liabilities	543,817	746,156

			NON-CURRENT LIABILITIES
NON-CURRENT ASSETS			Long-term debt (Note 8.g.)	649,409	204,742
Other receivables (Note 8.d.)	154,251	58,194	Taxes payable (Note 8.i.)	63,075	108,811
Inventories (Note 8.e.)	179,002	184,527	Other liabilities (Note 8.k.)	125	14,501
Investments on equity investees (Note 8.b.)	2,163,290	2,065,506	Provisions for pending lawsuits (Schedule E)	1,576	1,681
Other Investments (Note 8.b.)	21	21	Total Non-Current Liabilities	714,185	329,735
Property and equipment, net (Schedule A)	382,525	345,085	Total Liabilities	1,258,002	1,075,891
Intangible assets, net (Schedule B)	20,502	21,340
Total Non-Current Assets	2,899,591	2,674,673	SHAREHOLDERS’ EQUITY	2,063,281	2,101,681
Total Assets	3,321,283	3,177,572	Total Liabilities and Shareholders’ Equity	3,321,283	3,177,572

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Income
Corresponding to the fiscal year
beginning as from July 1, 2011 and 2010
  and ended June 30, 2012 and 2011
(In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
Production income
Crops	235,550	259,215
Beef Cattle	70,745	44,657
Milk	31,061	31,277
Total production income	337,356	335,149
Cost of production (Schedule F.2):
Crops	(211,664)	(191,240)
Beef Cattle	(44,991)	(24,620)
Milk	(27,467)	(23,965)
Total cost of production	(284,122)	(239,825)
Production gain (loss)	53,234	95,324
Sales
Crops	308,061	270,979
Beef Cattle	132,178	53,528
Milk	27,482	28,381
Establishments	40,051	71,096
Others	26,448	15,487
Total sales	534,220	439,471
Cost of sales
Crops (Schedule F.1)	(258,634)	(241,093)
Beef Cattle (Schedule F.1)	(123,133)	(51,709)
Milk (Schedule F.1)	(27,482)	(28,381)
Establishments	(11,234)	(21,652)
Other (Schedule F.1)	(3,082)	(5,474)
Total cost of sales	(423,565)	(348,309)
Sales profit	110,655	91,162
Gross Profit	163,889	186,486
Selling expenses (Schedule H)	(84,548)	(51,718)
Administrative expenses (Schedule H)	(49,875)	(43,783)
Unrealized gain on inventories-beef cattle (Schedules F.1 y F.2)	19,683	69,950
Unrealized loss on inventories-crops, raw materials and MAT	13,535	(18,084)
Operating gain	62,684	142,851
Financial results:
Generated by assets:
Exchange gains	13,158	7,358
Interest income (Note 8.l.)	7,783	10,458
Other unrealized gain (Note 8.l.)	(6,560)	(1,566)
	14,381	16,250
Generated by liabilities:
Exchange loss	(68,929)	(15,944)
Interest loss (Note 8.l.)	(93,598)	(55,023)
Other Unrealized loss (loss)	(6,738)	(4,789)
	(169,265)	(75,756)
Other income and expenses, net
Donations	(924)	-
Shareholders’ Personal asset tax	(10,263)	(9,282)
Others	1,367	1,474
	(9,820)	(7,808)
Gain on equity investees (Note 8.m.)	147,474	190,310
Management agreement fees (Note 5)	(8,696)	(23,618)
Net income before income tax	36,758	242,229
Income tax (Note 6)	41,505	(20,296)
Net income for the year	78,263	221,933

Earnings per share:
Basic (Note 9)	0.16	0.45
Diluted (Note 9)	0.14	0.40

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Changes in Shareholders’ Equity
Corresponding to the fiscal year beginning as from July 1, 2011 and 2010 and ended June 30, 2012 and 2011
(In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina

	Shareholders’ contributions									Retained earnings
	Capital (Note 3)		Inflation adjustment				Paid-in capital (1)	Subtotal	Legal reserve	Reserve for new developments
	Common stock	Treasury stock	Common stock		Treasury stock						Non - capitalized contributions (2)	Long-term incentive program reserve (3)	Translation differences	Retained earnings		Total
Balances as of June 30, 2010	496,560	5,001		164,561		1,657	879,331	1,547,110	-	23,023	143,928	-	66,449		187,683	1,968,193
Account for the adjustments of income from prior fiscal years (Note 2. r)	-	-		-		-	-	-	-	-	-	-	-		(121,224)	(121,224)
Balances as of June 30,2010 adjusted	496,560	5,001		164,561		1,657	879,331	1,547,110	-	23,023	143,928	-	66,449		66,459	1,846,969
Exercise of options (Note 16)	2	-		-		-	11	13	-	-	-	-	-		-	13
Non-capitalized contributions	-	-		-		-	-	-	1,012	-	-	-	-		-	1,012
Shareholders meeting held on 10.29.10
Legal Reserve	-	-		-		-	-	-	-	9,270	-	-	-		(9,270)	-
Reserve for new developments	-	-		-		-	-	-	-	-	176,136	-	-		(176,136)	-
Shareholders meeting held on 12.9.2010
Cash Dividends	-	-		-		-	-	-	-	-	(69,000)	-	-		-	(69,000)
Shareholders meeting held on 03.11.11
Reallocation of Cash Dividends as Interim Dividend for fiscalyear 2011	-	-		-		-	-	-	-	-	69,000		-		(69,000)	-
Transitory conversion differences for the year	-	-		-		-	-	-	-	-	-	-	100,754		-	100,754
Net income for the year	-	-		-		-	-	-	-	-	-	-	-		221,933	221,933
Balances as of June 30, 2011	496,562	5,001		164,561		1,657	879,342	1,547,123	1,012	32,293	320,064	-	167,203		33,986	2,101,681
Long-term incentive program reserve (3)	-	-		-		-	-	-	-	-	-	2,419	-		-	2,419
Non-capitalized contributions	-	-		-		-	-	-	1,109	-	-	-	-		-	1,109
Shareholders meeting held on 10.31.11
Legal Reserve	-	-		-		-	-	-	-	10,629	-	-	-		(10,629)	-
Reserve for new developments	-	-		-		-	-	-	-	-	69,138	-	-		(69,138)	-
Reimbursement of expired dividends (4)	-	-		-		-	-	-	-	-	-	-	-		2,301	2,301
Cash dividends	-	-		-		-	-	-	-	-	-	-	-		(63,800)	(63,800)
Transitory conversion differences	-	-		-		-	-	-	-	-	-	-	(58,692)		-	(58,692)
Net income for the year	-	-		-		-	-	-	-	-	-	-	-		78,263	78,263
Balances as of June 30, 2012	496,562	5,001	(5)	164,561	(5)	1,657	879,342	1,547,123	2,121	42,922	389,202	2,419	108,511	(5)	(29,017)	2,063,281
(1)  See notes 2.o and 16.
(2)  See note 2. o and 15 to the consolidated financial statements.
(3)  See note 2. o and 21 to the basic financial statements.
(4)  See note 16 to the consolidated financial statements.
(5)  See note 28 to the basic financial statements.
The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statements of Cash Flow
Corresponding to the fiscal year beginning as from July 1, 2011 and 2010 and ended June 30, 2012 and 2011
   (In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
Changes in cash and cash equivalents
Cash and cash equivalents at the beginning of the fiscal year	22,708	18,364
Cash and cash equivalents at the end of the year	8,194	22,708
Net (Decrease) Increase in cash and cash equivalents	(14,514)	4,344

Causes of changes in cash and cash equivalents
Operating activities
Net income for the fiscal year	78,263	221,933
Income tax	(41,505)	20,296
Accrued interest during the year	85,815	45,530
Adjustments made to reach net cash flow from operating activities:
Gain on equity investees	(147,474)	(190,310)
Increase in Allowances and Provisions	6,564	14,835
Depreciations of Property and Equipment	8,429	6,957
Depreciations of Intangible Assets	753	753
Unrealized loss on Inventories and MAT	(33,218)	(51,866)
Financial results	63,467	2,212
Decrease of fixed assets	11,234	20,722
Long-term incentive program reserve	779	-
Changes in operating assets and liabilities:
Decrease (Increase) in trade accounts receivable	32,507	(182)
Increase in other receivables	(45,475)	(23,164)
Decrease (Increase) in inventories	74,032	(108,662)
Increase in intangible assets	(215)	-
(Decrease) Increase in trade accounts payable	(94,076)	43,762
Increase in social security payable and taxes payable and customer advances	5,010	4,572
Increase in other debts	7,286	11,071
Cash flows provided by operating activities	12,176	18,459

Investing activities
Dividends collected	137,061	114,317
Increase in interest on equity investees	(203,764)	(326,524)
(Increase) Decrease in investments	(881)	168,321
Increase in loans granted to related companies	(52,538)	(69,239)
Collection of loans from related companies	583	8,019
Acquisition and upgrading of fixed assets	(57,249)	(43,494)
Decrease in fixed assets	1,037	-
Cash incorporated by merger	2,271	579
Cash flows applied to investing activities	(173,480)	(148,021)

Financing activities
Increase in financial loans	55,136	123.593
Decrease in financial loans	(263,484)	(158,270)
Interest paid	(83,145)	(51,699)
Loans granted to controlled companies	127,327	-
Payments of loans granted to controlled companies	(74,013)	(33,484)
Issuance of Non-convertible Notes (Note 19)	618,742	358,004
Cancellation of Non-convertible Notes	(169,973)	(35,251)
Dividends paid	(63,800)	(69,000)
Exercise of options	-	13
Cash flows provided by financing activities	146,790	133,906
Net (Decrease) Increase in cash and cash equivalents	(14,514)	4,344

The accompanying notes and schedules are an integral part of the financial statements.

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Statement of Cash Flow (Continued)
Corresponding to the fiscal year beginning as from July 1, 2011 and 2010 and ended June 30, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

	June 30, 2012	June 30, 2011
Operations not involving changes in cash and cash equivalents
Inventories transferred to property and equipment	891	1,661
Decrease (Increase) in related companies by transitory conversion differences	58,692	(100,754)
Increase in related companies interest by a decrease in trade account receivables	-	(3,541)
Increase in related companies interest by a decrease in other receivables	(57,097)	-
Long-term incentive program reserve subsidiaries and non-capitalized contributions	2,749	-
Reimbursement of expired dividends	2,301	-
Decrease in other liabilities through a decrease on other receivables (offsetting of dividends to collect)	56,487	-
Decrease in related companies interest by an increase in other receivables	27,205	-

	June 30, 2012	June 30, 2011
Complementary information
Income tax paid	8,987	6,505

	June 30, 2012	June 30, 2011
Balances incorporated by merger (Note 14)
- Trade accounts receivable	-	9,134
- Other receivables	16,880	9,431
- Inventories	-	14,408
- Property and equipment, net	-	37,622
- Intangible assets, net	-	1,511
- Non-current Investments	(18,367)	(63,631)
- Trade account payables	(82)	(7,132)
- Loans	-	(1,145)
- Salaries and social security payable	-	(111)
- Tax payables	(702)	(408)
- Provisions	-	(258)
Incorporated cash	(2,271)	(579)

Alejandro G. Elsztain Vicepresident II acting as a President

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements

Corresponding to the fiscal years
beginning on July 1, 2011 and 2010
and ended June 30, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for the publication in Argentina

NOTE 1:	ACCOUNTING STANDARDS

Below there is a description of the most relevant accounting standards used by the Company in the preparation of these Financial Statements, which have been applied on a consistent basis from the previous fiscal year.

a.     Presentation standards

These financial statements are stated in Argentine Pesos (Ps.) and have been prepared in accordance with the disclosure and valuation accounting standards contained in the Technical Resolutions issued by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE), as approved, with resolutions issued by the Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires (CPCECABA) and the Comisión Nacional de Valores (CNV).

b.     The effects of inflation

The financial statements have been prepared in constant currency units recognizing the effects of inflation up to August 31, 1995. As from this date and under professional accounting standards and as required by the enforcement agency, financial statements as of December 31, 2001 were no longer restated. As from January 1st, 2002 and under professional accounting standards, effects for inflation restarted to be recognized considering that accounting measurements restated for the change in the currency purchasing power until August 31, 1995, as those whose original date fell between such date and December 31, 2001, were stated in pesos as of such last date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

On March 25, 2003, the Federal Executive issued Decree No. 664, which established that the financial statements for year ended after such date should be stated in nominal currency. Consequently, in conformity with Resolution No. 441/03 issued by the CNV, the Company discontinued the restatement of financial statements as from March 1, 2003. Such method does not agree with current professional accounting standards, which require that financial statements should be restated until September 30, 2003. However, given the little significance of inflation rates from March through September 2003, this departure has not generated a significant effect on the financial statements taken as a whole.

The rate used for restatement of items until February 28, 2003 is the domestic whole revenue price index published by the National Institute of Statistics and Census.

c.     Comparative information

Amounts as of June 30, 2011 which are disclosed for comparative purposes have been taken from the financial statements as of such date.

Certain reclassifications of prior year information have been made to conform to the current year presentation, which resulted for the recognition of deferred tax liabilities derived from an adjustment for inflation of fixed assets and other non-monetary assets. See Note 2.r.

These financial statements have been prepared giving effect to the spin-off merger mentioned in Note 14; consequently, the stand-alone financial statements as of June 30, 2012 are not comparable with those issued as of June 30, 2011.

d.     Use of estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assessments that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at that date and the reported amounts of revenues and expenses during the year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 1:	(Continued)

Estimates are used when accounting for the allowance for doubtful accounts, depreciations and amortizations, income taxes, deferred liabilities, translation differences, provisions for lawsuits and contingencies, accrual for expenses and assets’ recoverable value and classification of the current and non-current assets and the current value of the assets and liabilities acquired in business combinations. Actual results could differ from these estimates.

NOTE 2:	MORE RELEVANT ACCOUNTING STANDARDS

a.     Cash and Banks

Cash on hand has been valued at face value.

b.    Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency have been valued at the exchange rates prevailing at the end of the year.

c.     Temporary investments

The units of ownership of mutual funds and bonds were valued at quotation value net of sales expenses as of the end of the year. Temporary investments do not exceed their recoverable value at the date of the financial statements.

d.     Trade accounts receivable and payable

Trade accounts receivable and payable have been valued at nominal value. Values obtained by this do not differ significantly from those that had been valued at their cash price estimated at the time of the transaction, plus interest and implied financial components accrued on the basis of the internal rate of return determined at such time.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

e.     Credits short and long term debts

Credits, short and long-term debts have been valued at nominal value plus accrued interest at the end of the year. Values obtained by this do not differ significantly from those obtained from the sum of money delivered and/or received, respectively, net of transaction costs, plus financial results accrued at the internal rate of return determined at the moment of the initial measurement.

f.     Derivates financial instruments

Forwards relate to cereal commitments deliverable and receivable at a previously agreed price and to purchase and sale of US Dollars and interest rate swaps agreements.

Premiums collected or paid correspond to options bought or written, respectively, and are included in Other debts and Other receivables, respectively, until its due date.

The assets and liabilities originated in derivatives instruments have been valued at their market value at the date of the financial statements and/or at the best possible estimate of the amount receivable of payable, discounted by applying a rate that reflects the market the time value of money and the specific risks of the assets.

Differences generated by the application of the above mentioned valuation criteria to assets and liabilities and derivative instruments corresponding to crops have been recognized under net income of the year under “Unrealized gain on inventories – Crops, raw materials and MAT”.

Results of purchases and sales of forward transactions with US dollars operations, as well as any gain/loss resulting from interest rate swaps are included under the Financial Results.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

g.     Other receivables and liabilities

Other current receivables (except VAT receivables) and debts have been valued at face value plus the financial results accrued at the end of the corresponding year. The figures thus obtained are not significantly different from those that would have been obtained if valued on the basis of the best possible estimate of the amounts receivable and payable, respectively, discounted by application of a rate that reflects the time value of money and the specific risks inherent in the transaction estimated at the time of recognizing the item in assets and liabilities, respectively.

The VAT receivables have been valued based on the best possible estimate of the discounted amount using a rate that reflects the time value of money and the specific risks inherent in the transaction estimated as of the date of these financial statements.

h.	Balances corresponding to financial transactions and receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other transactions were valued in accordance with the terms agreed by the parties.

i.     Inventories

1.
Biological Assets (under development): Unharvested crops and Cattle: have been measured at replacement cost of goods and services needed to obtain a similar asset, which does not exceed the net realization value as of each year-end.

Include:
•     Unharvested crops
•     Calves

2.
Biological Assets (in production): Cattle: Have been measured at the direct replacement cost of a similar asset, acquired to third parties in the markets in which the Company regularly operates, and do not exceed the net realization value as of each year-end.

Include:
•     Dairy cattle
•     Breeding cows

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

3.
Biological Assets (finished): Cattle: have been measured at their net realization value (NRV) represented by the respective quotations as of each fiscal year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:
•     Steers and heifers
•     Cattle round-up and mares

4.
Farming Products: Crops: have been measured at their net realization value, represented by the respective quotations as of each fiscal year-end in the markets in which the Company regularly operates, net of additional costs generated by marketing.

Include:
•     Harvested crops

5.	Farming Products-Raw materials: Seeds and different goods: have been measured at reproduction or replacement cost as of each fiscal year-end, which does not exceed the net realization value.

Include:
•     Seeds
•     Agrochemicals
•     Semen - Cattle raising and dairy
•     Food and by-products
•     Packs and bundles
•     Poles
•     Bags and blankets
•     Silos raw materials

6.	The remaining inventories were valued at their replacement cost.

The carrying values of in inventories, which are determinated as discussed above, do not exceed their estimated recoverable values as of each fiscal year-end.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

j.	Long term investments in other companies:

1.           Investments in equity investees

The investments in subsidiaries and affiliates in which the Company has control or significant influence have been accounted under the equity method, as required by Technical Resolution No. 21 of the FACPCE approved by CNV.

The accounting standards used by the subsidiaries to prepare their financial statements are the same as those used by the Company.  Except for the recognizing of deferred tax liabilities derived from the adjustment for inflation of fixed assets and other non-monetary assets. The Company has considered such adjustment in accounting for its interest in such companies.

This line item includes the higher or lesser value paid for the purchase of interests in controlled and related parties, allocated to the assets purchased and the goodwill related with subsidiaries and related parties acquired.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

Interests in subsidiaries and affiliates as of June 30, 2012 and 2011 are as follows:

	Direct percentage of voting shares owned
Subsidiaries and affiliates	06/30/12	06/30/11
IRSA (Note 13.2.c)	64.20	50.60
FyO.Com (Note 13.2.e) (1)	65.85	65.85
FyO Trading	2.2	3.63
Agrology (4)	-	100.00
Agrotech (Note 13.2.d)	100.00	97.00
Pluriagro (Note 13.2.d)	100.00	97.00
Northagro (Note 13.2.d)	100.00	97.00
Cactus (Note 13.2.b) (2)	94.55	80.00
EAASA	0.01	0.01
Helmir S.A. (3)	100.00	-
Agropecuaria Acres del Sud S.A. (3)	95.12	-
Ombú Agropecuaria S.A. (3)	95.12	-
Yatay Agropecuaria S.A. (3)	95.12	-
Yuchán Agropecuaria S.A. (3)	95.12	-
Agro – Uranga S.A.	35.72	35.72
Brasilagro (Note 13.1.a)	39.64	35.75
Agro Managers S.A. (Note 13.2.a)	46.84	-

(1)               It´s the owner of the 96.37% of the FyO Trading shares
(2)               It´s the owner of the 99.99% of the EAASA shares
(3)               Incorporated by the merger with Agrology, as mentioned in Note 14.
(4)               Merger by Cresud (Note 14).

2.     Acquisitions of equity interests in companies

The significant acquisitions of companies are booked according to the “acquisition method” as established by Technical Resolution No. 18 and Technical Resolution No. 21. This implies identifying and determining the current values of assets and liabilities acquired, a process requiring complex judgments and significant estimations.

3.     Goodwill

-	Goodwill

The goodwill represents the excess acquisition cost above the market value of net assets from those subsidiaries acquired at the equity percentage.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the “Investments on controlled and related companies” account (Schedule C).

Upon defining the useful life, the following factors have been considered: (i) nature and expected life of acquired businesses; (ii) stability and expected life of the respective industry branch; (iii) effects that the obsolescence of products, changes in demand and other economic factors may have on the acquired business; (iv) feasibility of maintaining the required disbursement value to obtain future economic benefits from the acquired business and (v) the control period over the acquired business and legal or contractual provisions that may affect its useful life.

Based on these factors, the Company has estimated that it is not possible to estimate the specific useful life for the goodwill generated by applying the “acquisition method” provided by Technical Resolution No. 18, and it has therefore determined that they shall have an undefined useful life.

The values thus obtained, do not exceed their respective estimated recoverable values at the end of the year.

-	Negative goodwill

The negative goodwill represents the excess market value of net assets from those subsidiaries acquired at the equity percentage above the acquisition cost. Negative goodwill has been restated following the guidelines mentioned in Note 1.b. to the financial statements and amortization has been calculated by the straight-line method based on estimated useful life, considering the weighted-average of the reaming useful life of identifiable assets acquired subject to depreciation, or in an accelerated way the proportional parts corresponds to the negative goodwill, when the subsidiaries required disposed theirs issues.

The useful lives of negative goodwill generated by IRSA acquisition was established between 20 to 30 years. The useful lives of negative goodwill generated by Brasilagro acquisition was established between 5 to 7 years.

Amortizations have been classified in the account “Gain on equity investees” in the Statement of Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The residual value of the goodwill generated by acquiring interests in the companies has been disclosed in the “Investments on controlled and related companies” account (Schedule C).

k.     Other investments

The investment in Coprolán was valuated at the acquisition cost.

l.     Property and equipment

Property and equipment were valued at its acquisition cost, restated as mentioned in Note 1.b., less accumulated depreciation.

Depreciation have been calculated by the straight-line method base on the estimated useful lives of each asset, applying annual rates sufficient to extinguish their values at the end of its useful life.

The value of these assets does not exceed its economic use value as of year-end.

m.	Intangible assets

Pre-operating expenses resulted from developing new activities in Bolivia and Paraguay. Such expenses were valued at acquisition cost less the respective accumulated amortization, as disclosed in Schedule B.

Amortizations were calculated through the straight-line method on the basis of an estimated useful life of five years.

Amortizations were classified in “Gain on equity investees” in the Statement of Income.

The company, has the concession planning and execution of an integral development project including: biological, economical and social issues on several real estate located in the department of Anta, province of Salta. The company is also duty authorized to perform a significant agricultural, cattle farming and forestry project which was awarded under Resolution No. 190/99 and Bidding No. 58/98 of the Ministry of Production and Employment.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

Such concession was granted for a 35 year term with a postponement option of 29 additional years.

The amortization of the concession right is calculated according to its duration, whose remaining time is 27 years.

The value of these assets does not exceed their estimated recoverable value at the end of the year.

n.	Provisions

-	Allowance for doubtful accounts: this allowance was booked on the basis of a case-by-case analysis of the receivables portfolio recoverability.

-
Provision for lawsuits and contingencies: it was booked to cover possible labor and commercial contingencies and other risks that could generate obligations for the Company. The Company’s external legal counsel’s opinion was taken into account to estimate the amounts and possibility of occurrence. In addition, the insurance purchased by the Company has also been taken into account.

The evolution of provisions during the year is detailed in Schedule E.

At the date of issuance of these financial statements, the Company´s Management understands that there are no elements to foresee other potential contingencies having a negative impact in these financial statements.

o. Shareholders' Equity

Amounts of shareholders’ equity accounts have been restated following the guidelines detailed in Note 1.b.

The “Capital Stock” account has been stated at historical nominal value. The difference between the value restated in constant pesos and the historical nominal value has been disclosed in the account “inflation adjustment to capital stock” in the shareholders’ equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The acquisition cost of treasury stock in portfolio has been debited from the account “Reserve for new developments” as provided by sec. 220, subsec. 2, Law No. 19,550. Likewise, the “Common stock account” was debited for the face value of purchased shares and the “Inflation adjustment of common stock account”, for the proportional portion of the adjustment for inflation related to the shares acquired. In turn, the accounts “Treasury stock” and “Inflation adjustment of treasury stock” were respectively credited (Note 18).

Paid-in capital

-
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties: Increases or decreases of the equity value of investment in IRSA generated on the basis of changes in its shareholders´ equity, arising from transactions of shareholders different from the Company and its subsidiaries, were included in this caption as established in caption 9 second part of Technical Resolution No. 17 of the FACPCE and Resolution CD No. 243/01 of the CPCECABA.

-	Options issued: the value of options issued by the Company, which was determined as provided in Note 16, has been allocated to the account Paid-in Capital.

The “Non-capitalized contributions” correspond to the pricing of options granted by our subsidiary Brasilagro (at the participating interest), as part of the Share-based Compensation Plan mentioned in Notes 3.i.1 and 15 to the consolidated financial statements.

The “Long-Term Incentive Program Reserve” relates to contributions accrued, by the Company and its subsidiaries (at the participating interest) under the Long-Term Incentive Program described in Note 21.

The reimbursement of APSA accrued dividends has been recorded against retained earnings proportionally to the Company’s respective shareholding. (See Note 16 to the Consolidated Financial Statements).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

p. Conversion of financial statements of companies located abroad

-     Not integrated companies

Assets and liabilities of the companies located abroad were converted to Argentine pesos using the exchange rate effective as of the year-end. Statement of Income accounts have been converted by using the average exchange rate for the year. Exchange differences have been appropriated to the shareholders’ equity in the “Translation differences” account.

Brasilagro and the interests in companies located in Bolivia and indirect interest in Paraguay are considered to be not integrated.

The foreign companies previously mentioned have been classified as not integrated to the Company’s operations because they are engaged in agricultural exploitation, developing its operations entirely carried out abroad, with a considerable degree of autonomy from the Company.

Likewise, the conversion difference resulting from our indirect interest in foreign companies through our subsidiary IRSA is included.

-	Integrated companies

Assets and liabilities denominated in foreign-currency at the closing date of the company located abroad were converted into Argentine pesos using the exchange rate prevailing as of the year-end. Assets and liabilities denominated in foreign currency prior year-end of the company located abroad were converted into Argentine pesos using the respective historical exchange rates. Statement of income accounts have been converted by using the average exchange rate for the year. Translation differences have been allocated to the “Gain on equity investees” from the Statements of Income.

The interest in the company located in Uruguay is considered to be integrated.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The foreign company previously mentioned has been qualified as integrated with the Company transactions because it conducts its operations with a considerable degree of dependence and they are financed by funds from the Company.

q. Results for the year

Production income has been determined based on quantitative and qualitative changes of stocks subject to the biological transformation process measured from the beginning of the fiscal year to the closing date of these financial statements.

Grain, cattle and milk production cost is calculated to reflect production income is reflected in Schedule F.2.

The sales revenues are booked when the products are liquidated by the customers.

Cost of sales is determined considering the NRV of products in the month in which they are sold.

The adjustment for valuation to NRV of grain has been calculated as the difference between the production value at NRV upon harvesting and the value of the same production valued at NRV as of the closing date of these financial statements.

Unrealized gain (loss) on inventories – Beef Cattle is disclosed in a line of the Statements of Income and Schedules F.1 and F.2.

The results generated by futures and options on the Futures Market are recognized under “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” on the Statements of Income. The results of closed positions are recognized as a difference between the exercise price and their close year; and the results of open positions are recognized at the year-end, as the difference between their exercise price and the market price for futures at the year-end, and as a difference between the exercise premium and the market price for options in the same condition.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

The charges for consumption of assets were determined based on the values of such assets. The rest of the results for the fiscal year is disclosed at incurred cost.

Financial results, segregated into that generated by assets and by liabilities, are disclosed in the Statements of Income.

r.	Income tax:

The Company has recognized the income tax on the basis of the deferred tax method, thus considering temporary differences between registration of assets and liabilities for accounting and tax purposes. The principal temporary differences originate in the valuation of beef cattle and the sale and replacement of fixed assets.

In order to determine deferred assets and liabilities the tax rate expected to be in effect at the temporary of reversal or use has been applied on the temporary differences identified and tax loss carryforwards, considering the laws enacted as of the date of issuance of these financial statements (35%)(Note 6).

Assets and liabilities generated by the application of the deferred tax method have been valued at face value.

The Company had decided not to recognize the deferred tax liability arising from the inflation adjustment of fixed assets and other non-monetary assets.

The Comisión Nacional de Valores (CNV) issued General Ruling 592 and provided that issuers who have chosen to disclose de deferred tax liabilities arising from the inflation adjustment in the notes to the financial statements should recognize such liabilities against retained earnings for purposes of implementing the International Financial Reporting Standards (IFRS). These liabilities may be recognized as of any interim or annual financial statement date through the fiscal year closing immediately before the first period of mandatory application of the IFRS.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 2:	(Continued)

For this reason, and for purposes of complying with the rulings of the Comisión Nacional de Valores, the Company has recorded an adjustment to recognize the relevant deferred tax liability. The breakdown of adjustment to retained earnings, following the application of accounting standards required by the Comisión Nacional de Valores is shown in the table below:

Items	Effect on retained earnings as of 06.30.2012	Effect on Net income for the fiscal year ended June 30,2012 (Gain)	Effect on retained earnings as of 06.30.2011	Effect on Net income for the fiscal year ended June 30, 2011 (Gain)	Effect on retained earnings as of 06.30.2010
	Ps.
Permanent investments (Deferred tax effect)	(88,567)	11,006	(99,573)	7,357	(106,930)
Deferred liabilities	(12,226)	57	(12,283)	2,011	(14,294)
Total	(100,793)	11,063	(111,856)	9,368	(121,224)

s.	Minimum presumed income tax

The Company determines the minimum presumed income tax applying the prevailing rate of 1% on computable assets at fiscal year-end. This tax is supplementary to the income tax. The Company’s tax liability for each year will be the higher of these two taxes.

However, if the minimum presumed income tax exceeds the income tax in any fiscal year, such excess may be computed as payment on account that may be payable in any of the following 10 (ten) years.

The Company has recognized the minimum presumed income tax accrued in the year and paid in previous years as a credit, because it considers that it may be computed as payment on account of income tax in future periods.

t.	Issuance of debt expenses

Expenses incurred in connection with the loans obtained and issues of Convertible Notes are amortized over the life of the related issuances. In the case of redemption or conversion of these notes, the related expenses are amortized using the accelerated amortization method.

Amortizations have been recorded under “Financial results, net” in the Statements of Income as a higher financing expense.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 3:	COMMON AND TREASURY STOCK

The activity in the Company’s shares during the last three financial years was as follows:

	Authorized	Subscribed	Paid-in
	Face value	Face value	Face value
Common and treasury stock as of June 30, 2009	501,538,610	501,538,610	501,538,610
Exercise of Options (Note 16) - Fiscal Year 2010	21,898	21,898	21,898
Exercise of Options (Note 16) - Fiscal Year 2011	2,026	2,026	2,026
Common and treasury stock as of June 30, 2012 (1)	501,562,534	501,562,534	501,562,534

(1)	As of June 30, 2012, there are 5,000,754 own treasury shares that were acquired during the fiscal year 2009.

As of June 30, 2012, the capital authorized to be publicly offered is formed of 501,562,534 common, book-entry shares of Ps. 1 par value each and entitled to one vote per share.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:                 DERIVATIVE FINANCIAL INSTRUMENTS

As of June 30, 2012 the Company had arranged futures and options on the Futures Market and SWAP operations as follows:

Crops/SWAP	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain /(loss) for valuation at fiscal year-end at fair value
Futures
Sell
Corn	1,100	39	-	-	132
Soybean	11,600	625	-	-	(210)
Wheat	2,100	75	-	-	(53)

Options
Sell Put
Corn	2,540	-	(76)	(59)	17

Purchase Put
Corn	2,540	-	160	126	(34)
Soybean	6,800	-	583	336	(247)

Swap
Interest rate	-	-	-	-	(a) 959
Total	26,680	739	667	403	564

(a)
Corresponds to: (i) an interest rate swap for Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) an interest rate swap for Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) an interest rate swap for Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate; (iv) an interest rate swap for Ps. 26.6 million entered into with Banco Itaú due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 18.30% and the counterparty the Badlar variable rate; (v) an interest rate swap for Ps. 20 million with Banco Itaú due on December 10, 2012, having agreed to collect a fixed rate of 19.5% and the counterparty the Badlar variable rate; (vi) an interest rate swap for Ps. 33.4 million with Standard Bank due on December 10, 2012, having agreed to collect a fixed rate of 19.45% and to pay a Badlar variable rate. The result generated as of June 30, 2012 is included under “Financial Results” in the Statement of Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

As of June 30, 2011 the Company had arranged futures and options on the Futures Market and SWAPS operations as follows:

Crops/SWAP	Tons	Margins	Premium paid or (collected)	Premium at fair value	Gain (loss) for valuation at fiscal year-end at fair value
Futures
Purchase
Rice	720	-	-	-	125

Sell
Corn	1,000	32	-	-	92
Soybean	10,800	601	-	-	129

Options
Sell Put
Corn	27,940	-	(723)	(672)	51

Purchase Put
Corn	29,591	-	2,303	2,919	616

Swap
Interest rate	-	-	-	-	(a) 1.867
Total	70,051	633	1,580	2,247	2,880

(a)
Corresponds to: an interest rate swap for a notional amount of Ps. 106.9 million structured as follows: (i) Ps. 30 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14% and the counterparty the Badlar variable rate; (ii) Ps. 20 million entered into with Standard Bank due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.1% and the counterparty the Badlar variable rate; (iii) Ps. 30 million entered into with Banco Santander Río due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.25% and the counterparty the Badlar variable rate and (iv) Ps. 26.9 million entered into with Banco Itaú due on December 10, 2012 whereby the Company agrees to pay a fixed rate of 14.45% and the counterparty the Badlar variable rate.

Crops: As of June 30, 2012 and 2011 the Company recognized results of Ps. 6,324 (loss) and Ps. 23,661 (loss), respectively, to reflect the closing of the transactions carried out during such fiscal periods. This results are disclosed as part of the line “Unrealized gain (loss) on inventories – Crops, raw materials and MAT” in the Statements of Income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 4:	(Continued)

US Dollars: As of June 30, 2012 and 2011 the Company recognized results Ps. 799 (loss) and Ps. 1,522 (income), respectively, for this transaction carried out during such fiscal. These results are disclosed as part of the line “Financial Results – Generated by assets – Other” in the Statement of Income.

Swap: as of June 30, 2012 and 2011 the Company booked a result of Ps. 1,837 (profit) and Ps. 1,327 (profit), respectively, for arranging these transactions made during the period. These results are disclosed in the “Financial Results – Results generated by assets – Other holding results” line item in the Statement of Income.

NOTE 5:	MANAGEMENT AGREEMENT

The Company signed a management agreement with Dolphin Fund Management S.A. (now called Consultores Asset Management S.A.), for consulting in relation to livestock and farming activities, serving as an intermediary in transactions and investment consulting in relation to security investments.

In exchange for its services, such company will receive a payment equivalent to 10% of the net income resulting from the annual or the special financial statements.

Since certain directors of Cresud are also executive directors and shareholders of Dolphin Fund Management S.A., the above-mentioned agreement was approved by the Extraordinary Shareholders´ Meeting held on October 25, 1994, in compliance with Section No. 271 of Law No. 19,550.

In November 2003, Dolphin Fund Management S.A. was divided into two companies: Consultores Asset Management S.A. and Dolphin Fund Management S.A. As from that moment the management agreement is held by Consultores Asset Management S.A.

The financial statements as of June 30, 2012 and 2011 include a charge in the Statements of Income by this concept for Ps. 8,696 and Ps. 23,618 respectively.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	INCOME TAX – DEFERRED TAX

The evolution and composition of deferred tax assets and liabilities, during the fiscal year ended June 30, 2012 are detailed in the following table:

	Cumulative tax loss carry-forwards	Others	Investments	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2011	20,544	1,326	-	(80,235)	(56,653)	8,293	(106,725)
Incorporated by merger	3,821	-	-	-	-	-	3,821
Gain (loss) recognized	18,560	(682)	6,101	11,078	5,286	1,272	41,615
Balance as of June 30, 2012	42,925	644	6,101	(69,157)	(51,367)	9,565	(61,289)

As of June 30, 2012, net liabilities at year-end as per the information included in the preceding table amount to Ps. 61,289.

The evolution and composition of deferred tax assets and liabilities, during the fiscal year ended June 30, 2011 are detailed in the following table:

	Cumulative tax loss carry-forwards	Cash in foreign currency	Fixed Assets	Inventories	Provisions	Total
Balance as of June 30, 2010	13,365	(38)	(63,385)	(42,214)	4,548	(87,724)
Incorporated by merger	638	496	161	-	-	1,295
Gain (loss) recognized	6,541	868	(17,011)	(14,439)	3,745	(20,296)
Balance as of June 30, 2011	20,544	1,326	(80,235)	(56,653)	8,293	(106,725)

As of June 30, 2011, net liabilities at year-end as per the information included in the preceding tables amount to Ps. 106,725.

Cumulative tax loss carry forwards recorded by the Company which are pending of utilization at present year-end amount to approximately Ps. 122,643 and may be offset by taxable income of future years, as follows:

Origination year	Amount	Expiration year
2012	122,643	2017

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

Minimum presumed income tax credits booked by the Company, which were pending to use as of the present year-end, amount to Ps. 53,072 and under current regulations, they may be offset by taxable income for future years according to the following detail:

Origination year	Amount	Expiration year
2006	1,943	2016
2007	5,265	2017
2008	10,535	2018
2009	6,672	2019
2010	9,561	2020
2011	9,763	2021
2012	9,333	2022

Below there is a reconciliation between the income tax recognized and that which would result from applying the prevailing tax rate on the Net Income for accounting purposes:

Description	June 30, 2012	June 30, 2011
Net income before income tax	36,758	242,229
Tax rate	35%	35%
Net income at tax rate	12,865	84,780
Permanent differences at tax rate:
Donations	323	132
Results from equity investees	(57,804)	(68,089)
Tax on shareholders´ personal assets	3,592	3,249
Shares sale	2,201	-
Miscellaneous permanent differences	(2,716)	224
Fines	34	-
Income tax expense	(41,505)	20,296

During this fiscal year the income tax rate was 35%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 6:	(Continued)

A reconciliation between the tax recognized and that which was determined for the year tax for fiscal purposes is as follows:

Description	June 30, 2012	June 30, 2011
Total income tax expense	(41,505)	20,296
Transitory differences
- Additions
Cumulative tax loss carry-forwards	18,560	6,541
Others	6,614	-
Cash in foreign currency	(1,195)	868
Fixed assets	11,078	(17,011)
Inventories	5,286	(14,439)
Provisions	1,272	3,745
Last year provision defect	(110)	-
Total income tax determined for fiscal purposes	-	-

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	BALANCES AND RESULTS WITH SUBSIDIARIES, RELATED COMPANIES LAW No. 19,550 SECTION 33 AND RELATED PARTIES:

a.	Balances as of June 30, 2012 and 2011 with subsidiaries, related companies and related parties are as follows:

As of June 30, 2012:

	Current Trade account receivable	Current Other receivables	Non-current Other receivables	Current Trade accounts payable	Short-term debts	Long-term debts	Current Other liabilities
Acres (1)	-	1,948	12,019	-	-	-
Agrotech (1)	-	56	-	-	-	-
Agromanagers S.A. (3)	-	20	-	-	-	-	-
Agro-Uranga (2)	534	46	-	-	-	-
APSA (1)	-	38,266	-	-	-	-	(12,556)
Brasilagro (1)	-	104	-	-	-	-	(9)
Cactus (1)	-	1,753	-	(84)	-	-	(469)
Consultores Asset Management S.A. (3)	-	86	-	-	-	-	(2,991)
Cresca (4)	-	430	-	-	-	-	(28)
Cyrsa S.A. (4)	-	743	-	-	-	-	(46)
Directors (3)	-	62	-	-	-	-	(476)
EAASA (1)	4	8	-	-	-	-	-
Emprendimiento Recoleta S.A. (1)	-	-	-	(1)	(6,786)	(12,678)	(6)
Estudio Zang, Bergel & Viñes (3)	-	694	-	-	-	-	(1,033)
Fibesa S.A. (1)	-	-	-	-	-	-	(10)
Fundación IRSA (3)	-	-	-	-	-	-	(1,073)
FyO.Com (1)	4,877	-	-	(134)	-	-	(4)
FyO Trading S.A. (1)	-	6	-	-	-	-	-
Helmir (1)	-	27,628	32,606	-	-	-	-
Inversiones Financieras del Sur S.A. (3)	-	12,755	-	-	-	-	(3,974)
IRSA (1)	-	22,743	-	-	-	-	(8,983)
IRSA Internacional LLC (1)	-	416	-	-	-	-	-
Northagro (1)	-	472	-	-	-	-	-
Nuevas Fronteras S.A. (1)	-	-	-	-	-	-	(30)
Ombú (1)	-	353	22,595	-	-	-	-
Panamerican Mall (1)	-	-	-	-	(1,994)	(17,280)	(62)
Pluriagro (1)	-	472	-	-	-	-	-
Credit to employees (3)	-	1,711	-	-	-	-	-
Tarshop S.A. (2)	-	98	-	-	-	-	(59)
Yatay (1)	-	353	10,693	-	-	-	-
Yuchán (1)	-	353	12,091	-	-	-	-
Total	5,415	111,576	90,004	(219)	(8,780)	(29,958)	(31,809)

(1) Direct or indirect subsidiary.
(2) Related companies.
(3) Related parties.
(4) Direct or Indirect common control.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2011:

	Current Trade account receivable	Current Other receivables	Current Trade accounts payable	Short-term debts	Long-term debts	Current Other Liabilities
Acres (1)	874	5,046	-	-	-	-
Agrotech S.A. (1)	-	49	-	-	-	-
Agro –Uranga S.A. (2)	96	46	-	-	-	-
APSA (1)	-	10,872	-	-	-	(11,450)
BrasilAgro (1)	22	-	-	-	-	-
Cactus (1)	488	22,497	(1,221)	-	-	(3)
Consultores Asset Management S.A. (3)	-	-	-	-	-	(7,868)
Cresca S.A. (1)	699	1	(91)	-	-	-
Cyrsa S.A. (4)	21	-	-	-	-	(85)
Directors (3)	12	60	-	-	-	(395)
EAASA (1)	607	6	-	-	-	-
Emprendimiento Recoleta S.A. (1)	-	61	-	(46)	(10,275)	-
Estudio Zang, Bergel & Viñes (3)	-	-	-	-	-	(308)
Fundación IRSA (3)	-	-	-	-	-	(1,073)
FyO.Com (1)	37,160	-	(24,696)	-	-	-
Helmir S.A. (1)	-	18,641	-	-	-	-
IRSA (1)	-	4,906	-	-	-	(7,614)
IRSA Internacional (1)	-	4	(5)	-	-	-
Northagro S.A. (1)	-	366	-	-	-	-
Nuevas Fronteras S.A. (1)	-	-	-	-	-	(13)
Ombú (1)	-	18,474	-	-	-	-
Panamerican Mall (1)	-	-	(1)	-	-	(5)
Pluriagro S.A. (1)	-	366	-	-	-	-
Credits to employees (3)	-	1,379	-	-	-	-
Tarshop S.A. (2)	-	148	-	-	-	-
Yatay (1)	-	8,743	-	-	-	-
Yuchán (1)	-	9,885	-	-	-	-
Total	39,979	101,550	(26,014)	(46)	(10,275)	(28,814)

(1)  Direct or indirect subsidiary.
(2) Related companies.
(3) Related parties.
(4) Direct or Indirect common control.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

b.	Gain and losses provided by subsidiaries, related companies and related parties corresponding to the fiscal year ended June 30, 2012 and 2011 are as follows:

As of June 30, 2012:

	Sales and fees for shared services	Fees	Agricultural business Sale/ (Cost)	Interest gain (loss)	Administration services	Others
Acres (1)	-	-	-	1,277	1,058	-
Agro-Uranga S.A. (2)	-	-	3,479	-	-	-
Agrotech S.A. (1)	-	-	-	574		-
APSA (1)	47,969	-	-	-	-	-
Cactus (1)	720	-	(12,142)	910	96	-
Consultores Asset Management (3)	-	(7,458)	-	-	-	23
Cresca (4)	-	-	-	1	1,620	-
Directors (3)	-	(3,271)	-	-	-	-
EAASA (1)	-	-	1,808	-	-	-
Emprendimiento Recoleta S.A. (1)	-	-	-	(833)	-	-
Estudio Zang, Bergel & Viñes (3)	-	(727)	-	-	-	-
FyO.Com (1)	-	-	(507)	-	-	-
Helmir (1)	-	-	-	792	-	-
Inversiones Financieras del Sur (3)	-	-	-	836	-	-
IRSA (1)	22,834	-	-	(1,898)	-	(786)
Ombú (1)	-	353	-	2,394	-	-
Panamerican Mall S.A. (1)	-	-	-	(74)	-	-
Personal loans (3)	-	-	-	11	-	-
Tarshop S.A. (2)	150	-	-	-	-	-
Yatay (1)	-	353	-	1,135	-	-
Yuchán (1)	-	353	-	1,287	-	-
Total	71,673	(10,397)	(7,362)	6,412	2,774	(763)

(1)  Direct or indirect subsidiary.
(2)  Related companies.
(3)  Related parties.
(4)  Direct or Indirect common control.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 7:	(Continued)

As of June 30, 2011:

	Sales and fees for shared services	Fees	Agricultural business Sale/ (Cost)	Interest gain (loss)	Administration services	Others
Acres (1)	-	-	-	251	802	-
Agro-Uranga S.A. (2)	-	-	1,491	-	-	-
Agrology S.A. (1)	-	-	-	39	-	-
APSA (1)	39,275	-	-	1,252	-	(289)
Cactus (1)	-	-	(2,750)	241	98	16
Consultores Asset Management S.A. (3)	-	(23,618)	-	-	-	-
Cresca S.A. (4)	-	-	-	-	1,372	-
EAASA (1)	-	-	3,539	-	-	-
Emprendimiento Recoleta S.A. (3)	-	-	-	(235)	-	-
Estudio Zang, Bergel & Viñes (3)	-	(1,664)	-	-	-	-
FyO.Com (1)	-	-	-	51	-	3,295
Helmir S.A. (1)	-	-	-	139	-	-
Inversiones Financieras del Sur (3)	-	-	-	93	-	-
IRSA (1)	17,721	-	-	4,759	-	(705)
Ombú (1)	-	-	-	1,415	-	-
Personal loans (3)	-	-	-	171	-	-
Tarshop S.A. (2)	(9)	-	-	-	-	-
Yatay (1)	-	-	-	690	-	-
Yuchán (1)	-	-	-	798	-	-
Total	56,987	(25,282)	2,280	9,664	2,272	2,317
(1)  Direct or indirect subsidiary.
(2)  Related companies.
(3)  Related parties.
(4)  Direct or Indirect common control.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 DETAILS OF BALANCE SHEET AND STATEMENT OF INCOME ACCOUNTS

As of June 30, 2012 and 2011, the principal items of the financial statements are as follows:

a.     Cash and Banks

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Cash in local currency	114	198
Cash in foreign currency (Schedule G)	63	29
Local currency checking account	6,291	2,794
Foreign currency checking account (Schedule G)	1,669	595
	8,137	3,616

b.     Investments

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Temporary investments
Temporary investments (Schedules C and G)	938	19,092
	938	19,092

Long term investments in other companies:
Investments on investees (Note 13 and Schedule C)	2,163,290	2,065,506
	2,163,290	2,065,506

Other investments
Other investments (Schedule C)	21	21
	21	21

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 (Continued)

c.     Trade accounts receivable, net

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Trade accounts receivable (Schedule G)	45,672	46,669
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	5,415	39,979
Trade accounts receivable under legal proceedings	322	322
Checks to be deposited	7,983	4,929
Less:
Allowance for doubtful accounts (Schedule E)	(474)	(619)
	58,918	91,280

d.     Other receivables

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
VAT receivables, net	5,901	9,036
Income tax credit and advances	17,939	10,885
Prepaid leases	2,138	11,044
Prepaid expenses	4,301	5,641
Expenses to be recovered	2,159	7,235
Guarantee deposits (Note 4 and Schedule G)	739	633
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	111,576	101,550
Gross sales tax credit and others	9,511	3,448
Premiums paid (Note 4 and Schedule G)	462	2,919
Derivative financial instruments (Note 4)	959	1,867
Others	3,391	3,850
	159,076	158,108

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 (Continued)

	June 30, 2012	June 30, 2011
Non-current
Minimum presumed income tax	53,072	41,795
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	90,004	-
VAT receivables, net	11,175	16,399
	154,251	58,194

e.     Inventories

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Unharvested crops	35,509	30,897
Materials and others	35,025	54,044
Beef cattle	36,966	42,352
Crops	73,776	95,501
Seeds and fodder	13,347	8,009
	194,623	230,803

Non-current
Beef cattle	179,002	184,527
	179,002	184,527

f.     Trade accounts payable

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Suppliers (Schedule G)	26,852	63,348
Provisions for inputs and other expenses (Schedule G)	17,914	46,609
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	219	26,014
Provisions for harvest expenses	5,067	4,245
	50,052	140,216

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 (Continued)

g.     Short-term/ long term debts

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Bank loans (Schedule G)	118,756	115,191
Interests payable - Bank loans (Schedule G)	2,032	180
Bank overdrafts	13,008	262,180
Interests payable – Bank overdrafts	9	112
Non-convertible Notes Class III (Note 19)	-	35,650
Non-convertible Notes Class IV (Note 19 and Schedule G)	18,676	54,998
Non-convertible Notes Class V (Note 19)	70,324	35,625
Non-convertible Notes Class VI (Notes 7, 19 and Schedule G)	114,832	35,806
Non-convertible Notes Class VII (Note 19 and Schedule G)	9,413	-
Non-convertible Notes Class IX (Notes 7 and 19)	53,656	-
Interest payable-Non-convertible Notes (Notes 7, 19 and Schedule G)	8,892	3,847
Expenses of Non-convertible Notes issuance (Note 19)	(4,867)	(1,869)
	404,731	541,720

Non-current
Bank loans (Schedule G)	51,540	-
Non-convertible Notes Class IV (Note 19 and Schedule G)	-	18,333
Non-convertible Notes Class V (Note 19)	-	71,250
Non-convertible Notes Class VI (Notes 7, 19 and Schedule G)	-	107,419
Non-convertible Notes Class VII (Note 19 and Schedule G)	-	8,546
Non-convertible Notes Class VIII (Note 19 and Schedule G)	271,620	-
Non-convertible Notes Class IX (Notes 7 and 19)	107,313	-
Non-convertible Notes Class X (Notes 7, 19 and Schedule G)	142,712	-
Non-convertible Notes Class XI (Notes 7, 19 and Schedule G)	80,502	-
Expenses of Non-convertible Notes issuance (Note 19)	(4,278)	(806)
	649,409	204,742

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 (Continued)

h.     Salaries and social security payable

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Provisions for vacation and bonuses	33,826	23,868
Social security payable	3,850	3,375
Salaries payable	-	349
Health care payables	1,106	801
	38,782	28,393

i.     Taxes payable

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Minimum presumed income tax, net (Note 2.s.)	4,196	4,854
Gross sales tax payable	599	435
Taxes withheld for income tax	936	671
Tax on shareholders´ personal assets	305	305
Others	144	22
	6,180	6,287

Non-current
Deferred income tax (Note 6)	61,289	106,725
Moratorium- Tax on personal shareholder´s assets	1,781	2,086
Others	5	-
	63,075	108,811

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 (Continued)

j.     Customer advances

	June 30, 2012	June 30, 2011
Customer advances	163	-
	163	-

k.     Other liabilities

The breakdown for this item is as follow:

	June 30, 2012	June 30, 2011
Current
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties (Note 7 and Schedule G)	28,825	20,946
Management fee provision (Notes 5 and 7)	2,984	7,868
Premiums collected (Note 4 and Schedule G)	59	672
Advances for concession rights (Note 13.1.a. and Schedule G)	4,789	-
Guarantee deposits received	6,995	-
Others	257	54
	43,909	29,540

Non-current
Advances for concession rights (Note 13.1.a. and Schedule G)	-	3,344
Equity interest in related companies (Schedule C)	-	11,026
Others	125	131
	125	14,501

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 (Continued)

l.     Financial results

The main financial results are the following:

	June 30, 2012	June 30, 2011
	Gain /(loss)	Gain /(loss)
Generated by assets:
Income Interest
Income Interest	9,383	10,420
Current value of assets	(1,600)	38
	7,783	10,458

Other Unrealized gain
Gain on hedging	1,037	2,850
Financial result of IRSA´s and APSA´s non-convertible notes	-	4,187
Tax on bank account operations	(7,751)	(8,624)
Unrealized gain and results of securities operations	154	21
	(6,560)	(1,566)

Generated by liabilities:
Interest loss
Interest of bank loans and other liabilities	(38,127)	(35,987)
Interest of non-convertible notes	(55,471)	(19,036)
	(93,598)	(55,023)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 8:                 (Continued)

m.                  Gain on equity investees

The breakdown for this item is as follow:
	June 30, 2012 Gain / (loss)	June 30, 2011 Gain / (Loss)
IRSA
- Result equity method	159,998	149,161
- Amortization of negative goodwill	26,947	34,135
- Elimination of amortization of IRSA´s and APSA´s non- convertible notes issuance expenses (1)	-	1,419
- Accrued financial results of IRSA´s and APSA´s non-convertible notes (1)	-	(4,117)
- Elimination of exchange difference of IRSA´s and APSA´s non-convertible notes (1)	-	188
- Amortization of higher values	(16,258)	(19,904)
Brasilagro
- Result equity method	(9,251)	10,978
- Amortization of negative goodwill	13,653	12,264
- Amortization of higher values	(4,011)	(105)
Cactus
- Result equity method	(22,778)	(26,755)
- Impairment of goodwill	(10,525)	-
Agro–Uranga S.A.
- Result equity method	5,720	4,741
FyO.Com
-Result equity method	742	932
Agrology S.A. (2)
-Result equity method	-	27,052
-Amortization of pre-operative expenses	-	(303)
EAASA
-Result equity method	(1)	(4)
Acres
-Result equity method	(5,095)	(57)
-Amortization of pre-operative expenses	(157)	-
Ombú
-Result equity method	377	(15)
Yatay
-Result equity method	1,658	(9)
Yuchán
-Result equity method	(209)	(12)
Agrotech
-Result equity method	(8,474)	(33)
-Amortization of pre-operative expenses	(142)	-
Northagro
-Result equity method	(150)	377
Pluriagro
-Result equity method	(150)	377
Helmir
- Result equity method	15,937	-
Agromanagers S.A.
- Result equity method	(355)	-
FyO Trading
- Result equity method	(2)	-
	147,474	190,310

(1)	Corresponds to the acquisition of IRSA´s and APSA´s non-convertible notes acquired during the fiscal year ended June 30, 2009.
(2)	From July 1, 2011 takes effect the merger of Cresud with Agrology (see Note 14 to the financial statements).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 9:                 EARNINGS PER SHARE

Following is presented a reconciliation between the weighted average of outstanding shares of common stock and the diluted weighted average of shares of common stock. As of June 30, 2012 and 2011, it has been determined considering the possibility that the holders of options issued by the Company exercise them in shares of common stock of the Company (see Note 16).

	June 30, 2012	June 30, 2011
Weight average of outstanding shares of common stock	496,561,780	496,560,206
Diluted weighted average of shares of common stock	558,916,948	558,915,374

	June 30, 2012	June 30, 2011
Earnings for the calculation of basic earnings per share	78,263	221,933
Earnings for the calculation of diluted earnings per share	78,263	221,933

Earnings per share BASIC	June 30, 2012	June 30, 2011
Earnings	78,263	221,933
Number of shares	496,561,780	496,560,206
Earnings per share	0.16	0.45

Earnings per share DILUTED	June 30, 2012	June 30, 2011
Earnings	78,263	221,933
Number of shares	558,916,948	558,915,374
Earnings per share	0.14	0.40

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:

Assets based on their estimated collection term:

	Current Investments Non-Current Investments		Trade account receivable		Others Receivables
Estimated collection term	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
1st quarter 2012/2011	-	19,092	-	90,958	-	90,542
2nd quarter 2012/2011	-	-	-	-	-	32,504
3rd quarter 2012/2011	-	-	-	-	-	23,972
4th quarter 2012/2011	-	-	-	-	-	-
1st quarter 2013/2012	938	-	58,596	-	97,612	-
2nd quarter 2013/2012	-	-	-	-	59,281	-
3rd quarter 2013/2012	-	-	-	-	-	-
4th quarter 2013/2012	-	-	-	-	-	-
4th quarter 2014/2015	-	-	-	-	32,606	-
2nd quarter 2015/2014	-	-	-	-	57,398	-
4th quarter 2017/2016	-	-	-	-	-	-
With no stated current term	-	-	322	322	2,183	11,090
With no stated non-current term	21	21	-	-	64,247	58,194
Total	959	19,113	58,918	91,280	313,327	216,302

Assets classified according to interest rate that they accrue:

	Current Investments Non-Current Investments		Trade account receivable		Others receivables
Interest rate that they accrue	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
At fixed interest rate	-	-	-	-	73,436	19,800
At variable interest rate	938	19,092	-	-	55,353	42,127
Non-interest bearing	21	21	58,918	91,280	184,538	154,375
Total	959	19,113	58,918	91,280	313,327	216,302

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 10:                   (Continued)

Liabilities based on their estimated payment term:

	Trade account Payable		Short-term / long-term debts		Salaries and social security payable		Taxes payable		Customer Advances		Other Liabilities		Provisions
Estimated payment term	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
4th quarter 2011/2010	-	-		-		-	-	-	-	-	-	-	-	-
1st quarter 2012/2011	-	140,216		23,780		25,743	-	1,205	-	-	-	28,439	-	-
2nd quarter 2012/2011	-	-		44,857		-	-	4,930	-	-	-	1,087	-	-
3rd quarter 2012/2011	-	-		44,857		2,650	-	76	-	-	-	14	-	-
4th quarter 2012/2011	-	-		165,934		-	-	76	-	-	-	-	-	-
1st quarter 2013/2012	50,052	-	164,234	89,441	34,029	-	1,984	-	163	-	39,055	-	-	-
2nd quarter 2013/2012	-	-	127,757	71,128	-	-	4,196	-	-	-	65	-	-	-
3rd quarter 2013/2012	-	-	46,067	44,173	4,753	-	-	-	-	-	-	-	-	-
4th quarter 2013/2012	-	-	53,656	-	-	-	-	-	-	-	-	-	-	-
1st quarter 2014/2013	-	-	53,303	-	-	-	-	-	-	-	-	-	-	-
2nd quarter 2014/2013	-	-	100,447	-	-	-	-	-	-	-	-	-	-	-
3rd quarter 2014/2013	-	-	52,871	-	-	-	-	-	-	-	-	-	-	-
4th quarter 2014/2013	-	-	73,780	-	-	-	-	-	-	-	-	-	-	-
1st quarter 2015/2014	-	-	269,922	-	-	-	5	-	-	-	-	-	-	-
Over 2 years	-	-	99,086	-	-	-	-	-	-	-	-	-	-	-
With no stated current term	-	-	13,017	262,292	-	-	-	-	-	-	4,789	-	-	-
With no stated non-current term	-	-	-	-	-	-	63,070	108,811	-	-	125	14,501	1,576	1,681
Total	50,052	140,216	1,054,140	746,462	38,782	28,393	69,255	115,098	163	-	44,034	44,041	1,576	1,681

Liabilities classified according to interest rate that they accrue:

	Trade account Payable		Short-term / long-term debts		Salaries and social security payable		Taxes payable		Customer Advances		Other Liabilities		Provisions
Interest rate that they accrue	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
At fixed interest rate	-	-	680,465	564,126	-	-	-	-	-	-	-	-	-	-
At variable interest rate	-	-	284,865	178,197	-	-	-	-	-	-	-	-	-	-
Non-interest bearing	50,052	140,216	88,810	4,139	38,782	28,393	69,255	115,098	163	-	44,034	44,041	1,576	1,681
Total	50,052	140,216	1,054,140	746,462	38,782	28,393	69,255	115,098	163	-	44,034	44,041	1,576	1,681

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 11:          RESTRICTIONS ON DISTRIBUTION OF PROFITS

In accordance with the Argentine Corporations Law, the Company’s by-laws and Resolution N° 368/2001 of the CNV, 5% of the net and realized profit for the fiscal year plus (less) prior fiscal year adjustments must be appropriated by resolution of shareholders to a legal reserve until such reserve equals 20% of the Company’s outstanding capital.

NOTE 12:         PURCHASE AND SALE OF FARMS

a.
On September 3, 2010, the title deed and conveyance of ownership related to selling the establishment “La Juanita” located in the district of Trenque Lauquen, Province of Buenos Aires, with a surface of 4,302 hectares, was executed. The transaction was upon at US$ 18,0 million, which had already been collected as of the date of these financial statements.

Under this transaction, a loan for use agreement was executed in favor of the Company through January 10, 2011, on certain portion of the property, seeking to continue until such date with the productive activities carried out at the establishment. As of the date the mentioned contract is completed.

b.
On March 2, 2011, the Company acquired, in joint tenancy with Zander Express S.A., a rural property composed by thirteen plots of land located in the district of Perdriel, department of Luján de Cuyo, in the province of Mendoza. Following this acquisition, Cresud holds an undivided interest of 40% on each and every real estate asset whereas Zander Express S.A. holds the remaining 60%. The total price agreed upon for this transaction is US$ 4.0 million; as a result, Cresud has paid the amount of US$ 1.6 million which had already been paid before execution of the conveyance deed.

c.
On May 22, 2012, the Company has sold, assigned and transferred to APSA a plot of land of 115 hectares in Luján, Province of Buenos Aires in an amount of US$ 8.9 million, which has been fully collected as of the financial statements date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:                 INVESTMENTS IN COMPANIES

1.	Cresud – International

a.     Brasilagro

Brasilagro was established in September 2005 to replicate the Cresud business in Brazil. The company's activities consist mainly in four business segments while maintaining its focus on Real Estate Agriculture: (i) sugar cane (ii) grains and cotton (iii) forestry and (iv) livestock.

The Brasilagro founder partners are Cresud S.A.C.I.F. y A., Cape Town LLC, Tarpon Investimentos S.A., Tarpon Agro LLC, Agro Managers S.A. and Agro Investment S.A.

The Brasilagro shares started to be listed in the Novo Market of the Brazilian Stock Exchange (BOVESPA) under the symbol AGRO3 on May 2, 2006 in compliance with Brazil highest standards in terms of corporate governance.

As compensation for having founded the Company, Cresud received at no cost 104,902 purchase options to subscribe additional shares of Brasilagro during 15 years at the same price as that offered at the initial public offering of shares, that is to say Rs. 1,000 as adjusted by the IPCA inflation rate.

In addition, Cresud received with no cost a second series of options expiring in 2021 and totaling 104,902, which can only be exercised at the option of Cresud whenever a transfer of control occurs or an offer to purchase the Brasilagro shares is received. The exercise price of these options will be the same price as the purchase offer referred to in the previous paragraph.

Assignment of rights and pledge to sell shares

During last quarter of fiscal year 2010, an agreement was executed by which the Company assigned all equity and political rights related to 2,276,534 shares of Brasilagro. The agreement also provides a promise to sell, under which the assignee may at any time request the sale of BM&FBOVESPA’s shares or the transfer of shares on its behalf.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

In consideration for granting such rights, the Company was paid a fixed value of US$ 0.8 million and additionally, in the event the assignee requested the sale or transfer of share, it should paid US$ 7.15 per share sold or transferred.

At year-end, this contract was not renewed, and the Company recovered all rights and voting powers on the shares.

Tarpon Agro LLC and Tarpon Investimentos S.A. (“Tarpon”)´s share purchase

On October 20 and December 23, 2010, the Company and Tarpon executed a shares purchase agreement under which the Company acquired 1,283,600 shares of common stock of Brasilagro for an amount of Rs. 19.7 million, which was paid on October 20, 2010. Also, it acquired 25,449 warrants from the First Issue and 25,449 from the Second Issue of Brasilagro.

On December 27, 2010, the Company received from its subsidiary Helmir S.A. 4,434,064 ordinary shares of Brasilagro in consideration of a loan made by Cresud. During last quarter of fiscal year 2011, Cresud purchased from Helmir 3,864,086 shares of common stock of Brasilagro for a total amount of US$ 31.5 million.

It should be noted that regardless of the departure of Tarpon from “Brasilagro Project”, the shareholders Mr. Elie Horn and the representative of Cape Town LLC have expressed their intentions to remain in Brasilagro with the company jointly.

In relation to the above, and pursuant to the provisions of Technical Resolution No. 21 issued by the FACPCE, the Company has consolidated the financial statements of Brasilagro as from June 30, 2011 as indicated under note 1.a to these consolidated financial statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

Purchase of additional warrants

During the last quarter of this fiscal year, the Company acquired 6,321 warrants pertaining to the First Issue of Brasilagro in a total amount of US$ 0.6 million.

As a result of the transactions described above, Cresud holds direct title on:

-	23,160,450 shares equal to 39.64% of Brasilagros’ outstanding shares as of June 30, 2012 (including the assignment of rights indicated above), and

-
136,672 first issue warrants from Brasilagro and 130,351 second issue warrants from Brasilagro. As of June 30, 2012 the Company registered an asset of Ps. 13,491 for the acquisition of these warrants (Schedule C).

b.     Agrology S.A.

During the fiscal year ended June 30, 2011, irrevocable contributions and receivables were capitalized for Ps. 12,623 in Agrology S.A. From July 1, 2011 takes effect the merger of the Company with Agrology described in Note 14.

c.	Republic of Bolivia

As a consequence of the merger with Agrology, described in Note 14, the Company holds direct control with a share of 95.12% in each of the following companies specialized in agricultural production in the Republic of Bolivia: Agropecuaria Acres del Sud S.A., Ombú Agropecuaria S.A., Yatay Agropecuaria S.A. and Yuchán Agropecuaria S.A.. These companies’ fiscal year-end is on June 30.

In July 2010, Acres del Sud S.A. and Ombú Agropecuaria S.A.’s Board of Directors approved the preliminary merger commitments which rule the take-over mergers of Aguaribay Agropecuaria S.A. and Caldén Agropecuaria S.A. with Agropecuaria Acres del Sud S.A. and Ñandubay Agropecuaria S.A. and Itín Agropecuaria S.A. with Ombú Agropecuaria S.A..

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

d.	Oriental Republic of Uruguay

Following a series of transactions which enabled Cresud to expand its agricultural and livestock business in South America as designed in its business plan, the Company, after the merger with Agrology, as described in Note 14, has acquired 100% of a Company in the Oriental Republic of Uruguay named Helmir S.A., as a vehicle to these transactions in the Republic of Bolivia.

On September 30, 2010, December 30, 2010, March 31, 2011 and June 30, 2011, Agrology’s Board of Directors approved and ratified the irrevocable capital contributions for future equity increases of Helmir S.A. that amounted to US$ 0.85 million, US$ 0.4 million, US$ 0.67 million and US$ 0.55 million respectively, which have been capitalized in the Company as of that date.

During fiscal year ended June 30, 2012, the Company made contributions in the amount of Ps. 14,744 which have been totally capitalized.

e.	Republic of Paraguay

In January 2009, Cresud—through its subsidiary Agrology S.A. (merged with the Company as described in Note 14)— formed together with Carlos Casado S.A. a 50%-50% corporation under the laws of Republic of Paraguay, denominated Cresca S.A..

On January 23, 2009, Agrology made a contribution in kind to Cresca S.A. Such contribution was made up of undivided 50% of five plots of land with whatever they have on, located in Mariscal José Félix Estigarribia, Dept. of Boquerón, Chaco Paraguayo, Republic of Paraguay, for 41,931 hectares, acquired from the Company Carlos Casado S.A..

The price for the acquisition amounted to US$ 0.52 million, which were paid off.

Additionally, Carlos Casado S.A. granted Cresca S.A. a call option for the purchase of 100,000 additional hectares located in the Republic of Paraguay.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

On June 29, 2010 a notarial deed was executed for the conveyance of title on the real property subject to the option mentioned above for an amount of 3,646 hectares (1,813 hectares correspond to Agrology), which were transferred to Cresca S.A.. As agreed in the Option Agreement, Cresca S.A. paid Carlos Casado S.A. US$ 350 per hectare; the last payment was made on March 4, 2011.

2.	Cresud – Local

a.	Purchase of Agro Managers S.A.’s shares

During January 2012, the Company acquired 492,758 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each in the company Agro Managers S.A., equal to 23.53% of the share capital, at a price of US$ 0.26 million. Agro Managers is mainly engaged in investment business, and as of January 31, 2012, it holds a 0.24% shareholding in Brasilagro.

Additionally, on March 2, 2012 the Company acquired 488,271 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each, equal to 23.31% of the share capital, at a price of US$ 0.26 million. As a result of such transaction, it holds a 46.84% interest as of this financial statement date.

b.     Cactus y EAASA

On December 23, 2010, Cresud made a capital contribution of Ps. 16,000 to Cactus. Thus, our direct interest increased to 80% (Schedule C). On that same date, Cactus’s Shareholders Meeting approved the capitalization of this contribution as follows: capital increase of Ps. 6,900 with an additional paid-in capital of Ps. 9,100.

On December 21, 2011, Cresud acquired from PROVEMEX HOLDINGS LLC, (i) 2,243,421 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each share of Cactus; and (ii) 5,303 common, registered, non-endorsable shares with a nominal value of Ps. 1 (one peso) each share of EAASA, and paid a total amount of US$ 1.4 million for them.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 13:	(Continued)

Furthermore, on that same date, Cresud decided to capitalize the additional paid-in capital and receivables owed by Cactus in an amount of Ps. 36,653.

During this year, Cresud has made irrevocable capital contributions to Cactus in the amount Ps. 18,867, which were fully capitalized.

As of June 30, 2012, Cresud holds a 94.55% interest in Cactus.

c.     IRSA

During the current fiscal year, the Company purchased 37,626,842 shares in IRSA, which represents 6.50% of the total outstanding shares, at a price of US$ 35.05 million. Thus, the Company’s share in IRSA amounts to 64.20%.

d.	Northagro S.A., Agrotech S.A. and Pluriagro S.A.

On September 21, 2010, Northagro S.A., Agrotech S.A. and Pluriagro S.A.´s by Laws were signed, the contributions for each one of the companies were made by Cresud and Agrology by 97% and by 3%, respectively, totaling Ps. 50; equivalent to 50,000 registered non-endorsable shares of common stock with a face value of Ps. 1 each, entitled to one vote per share.

e.	FyO.Com

On September 30, 2010, the Ordinary Shareholders Meeting of FyO.Com decided to approve a capital increase for up to Ps. 5,925, related to issuing 538,613 registered, non-endorsable shares of common stock with a face value of Ps. 1, plus an additional paid-in capital for Ps. 5,386. In such sense, the Company subscribed shares for Ps. 4,467, of which Ps. 3,541 was made by the conversion of debt into equity and the difference for Ps. 926 to be paid-in in cash. As a result of the transaction the Company´s interest amounted to 65.85% since September 30, 2010 and remains unchanged at the end of this fiscal year.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 14:            MERGERS

1.	Cresud’s merger with Agrology S.A. ("Agrology")

On September 26, 2011, the Company’s Board of Directors resolved to merge with ("Agrology") by which the company merge into Cresud and is dissolved without liquidation. On September 26, 2011, a pre-merger agreement was executed, by which all assets, rights and obligations of Merged Company Agrology are transferred to the Merging Company (Cresud). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statement as of June 30, 2011, of Agrology.

As from July 1, 2011, all transactions carried out by the merged companies are understood as if they had been made by and for Cresud.

2.	Cresud’s merger with Inversiones Ganaderas SA (“IGSA”) and Agropecuaria Anta S.A. (“ANTA”)

On September 3, 2010, the Company’s Board of Directors resolved to merge with IGSA Residual and ANTA, by which both companies merge into Cresud and are dissolved without liquidation. On September 25, 2010, a pre-merger agreement is executed, by which all assets, rights and obligations of merged companies (IGSA and ANTA) are transferred to the merging company (Cresud). Such assets and liabilities were transferred for the value at which they were registered in the Special Merger Financial Statements as of June 30, 2010, of IGSA and ANTA.

As from July 1, 2010, all transactions carried out by the merged companies are understood as if they had been made by and for Cresud.

The merger by acquisition process is pending administrative approval by the Comisión Nacional de Valores.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 15:          NEGATIVE WORKING CAPITAL

At the end of the fiscal year, the Company carried a working capital deficit of Ps. 122,125 whose treatment is being considered by the Board of Directors and the respective Management.

NOTE 16:          CAPITAL INCREASE

With regard to the capital increase made during March, 2008, for each subscribed share, each shareholder received at no additional cost 1 option entitling the holder to purchase 0.33333333 new shares at a price of US$ 1.68 per each share to be acquired. That is to say, 180 million options entitling holder to purchase a total of 60 million additional shares at the previously mentioned price were granted. Options fall due on May 22, 2015 and may be exercised between the 17th and the 22nd day of February, May, September and November. Options are listed on the Buenos Aires Stock Exchange under the symbol “CREW2” and on the Nasdaq under the symbol “CRESW”.

During the fiscal year ended June 30, 2011, 2,026 ordinary shares were issue upon the exercise of conversion rights than 5,776 options, therefore, entered funds US$ 3,235.

During the fiscal year ended on June 30, 2012 no ordinary shares were issued as a consequence of the exercise of rights of options conversion. As of the closing date of this fiscal year, there are 177,640,138 uncalled options.

The terms and conditions of outstanding options to subscribe the Company’s shares of common stock have been amended due to attributing proprietary shares on a prorate basis among its shareholders, made by the Company on November 23, 2009. Below are detailed the terms that have been modified:

-	The number of shares to be issued per option is, as a ratio previous to assignment 0.33333333 and as ratio resolved after assignment (current) 0.35100598.

-	The prices to call shares to be issued are: price previous to assignment US$ 1.68, while the current price after assignment US$ 1.5954.

The rest of terms and conditions of warrants remain unchanged.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 17:	EXAGRIND S.A. LAWSUIT – SAN RAFAEL AGAINST TALI SUMAJ AND OTHER DAMAGES AND LOSSES

Because of the merge with IGSA, Note 14, the Company has been demanded by Exagrind S.A. on claims for damages and losses produced by a fire in “Estancia San Rafael”, which is close to Tali Sumaj farm, Province of Catamarca. The fire took place on September 6, 2000.

The estimated amount of the legal action is Ps. 2,915 at the date the claim was filed.

An extraordinary appeal to the High Court of the Province of Catamarca was timely filed, requesting for a remainder term to answer the lawsuit as, at the time of revoking the first instance judge decision that postponed the terms to answer until a new notice was dispatched, such period had not yet expired. The Court ruling was favorable, which enabled us to reply to the claim timely and duly. Currently, the file is under the period allowed for producing evidence.

Additionally, in March 2007 -under the request of Exagrind S.A.- the court in charge of the case seized an inhibition of assets. This decision was lifted in June 2007 and Tali Sumaj farm on attachment has been accepted in replacement.

It should be noted that during fiscal year 2010, it was executed the title deed for the sale of such establishment and because as of the closing date of these financial statements the attachment-in-aid-of-execution had not been lifted, the Company assumed certain obligations and provided a surety insurance to guarantee its obligation on behalf of the purchaser.

NOTE 18:          BUYBACK OF TREASURY STOCK

On August 26, 2008, the Company’s board of directors decided to acquire treasury stock under section 68, Law No. 17,811 and CNV regulations for a maximum amount of Ps. 30,000 and 10,000,000 shares of common book-entry shares of face value of Ps. 1 per share and entitled to 1 vote. Later, both the maximum amount and the number of shares were increased to Ps. 82,000 and 30,000,000, respectively.

This decision was taken to contribute to the decrease in the draw down and reduction of fluctuations in the listed price of the Company’s shares aiming at contributing to strengthening the shares on the market, minimizing possible temporary imbalances that there may be between the supply and demand on the market, considering the excessive cost of capital that the current listed prices showed.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 18:	(Continued)

In accordance with the law of commercial companies, the Board of Directors shall dispose of the shares acquired within a period of one year unless an extension is provided for a Shareholders meeting. On November 13, 2009, the Board of Directors seeking to comply with the mandate granted by the Shareholders meeting held on October 29, 2009, resolved to start attributing and assigning on a prorate basis 25,000,000 proprietary treasury shares with a face value of Ps. 1 entitled to 1 vote each. Such assignment was made as from November 23, 2009. As a result of this assignment, the Company keeps 754 treasury shares that have not been allocated that are added to the 5,000,000 treasury shares already held by the Company.

On October 31, 2011, the General Ordinary and Extraordinary Shareholders’ Meeting approved with a majority the allocation of treasury stock to the incentive program aimed at the Company’s employees. (See Notes 21 and 22).

NOTE 19:	GLOBAL PROGRAM FOR THE ISSUANCE OF NON-CONVERTIBLE NOTES

The Corporate Bonds Program (the “Program”) was approved by the Shareholders’ Meeting held on October 31, 2006. Under such program the Company may issue one or more classes and/or series of corporate bonds (the “Corporate Bonds”). Corporate Bonds will be simple not convertible into share, with or without guarantee or guaranteed by third parties, whose face value may not exceed US$ 50,000,000 (or their equivalent in other currencies), with maturity dates not shorter than thirty days from the issuance date. The duration of the Program would be for five years as from its authorization by CNV on September 4, 2008, by means of resolution No. 15,972.

On January 20, 2011 the Board of Directors, based on the powers granted by the Ordinary and Extraordinary Shareholders Meeting held on October, 29 2010, approved an increase to the Program by an additional amount of US$ 100,000,000, thus raising the total amount of the Program to a nominal value of US$ 150,000,000. Furthermore, on March 13, 2012, the Board of Directors approved a new increase of the Program by US$ 150,000,000, thus raising it to an aggregate of US$ 300,000,000.

The terms and conditions of such non-convertible notes require that the Company complies with certain obligations that have been specified in the respective price supplements. In this sense, the Company periodically pays interest and amortization installments as provided for both series (see detail further below in this Note).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

1.	Issuance of Non-Convertible Notes - Class III and IV

On July 1, 2010, the Board of Directors approved the Price Supplement related to the issuance of Class III and Class IV Non-Convertible Notes, under the current Global Program.

Later, between July 6 and 16, 2010, the Second Series of simple Non-Convertible Notes (not convertible into shares) was subscribed for a total value of Ps. 105.9 million. The issue was finally carried out on July 21, 2010.

Class III Non-Convertible Notes, for a face value of Ps. 35.7 million and falling due 21 months after the issuance date accrued interest at a variable date (Badlar private plus 400 basis points). These were paid on a quarterly basis in arrears while amortization was made in three consecutive payments 15, 18 and 21 months after the issuance date.

Class IV Non-Convertible Notes, for a face value of US$ 17.8 million and falling due 24 months after the issuance date accrue interest at fixed annual rate of 7.75%. These are paid on a quarterly basis in arrears while amortization is being made in four equal and consecutive payments 15, 18, 21 and 24 months after the issuance date.

Since the issuance date, the Company has made quarterly interest payments on both classes, as detailed below:

-
On October 19, 2010, the Company made the payment of the first interest installment of Class III and Class IV Non Convertibles Notes in the amount of Ps. 1.3 million and US$ 0.3 million, respectively, for the period July 21, and October 19, 2010.

-
On January 17, 2011, the Company made the second payment of interest on Class III and IV Non-Convertible notes in the amounts of Ps. 1.3 million and US$ 0.3 million, respectively, for the period between October 19, 2010 and January 17, 2011.

-
On April 18, 2011, the Company made the third payment of interest on Class III and Class IV Non-Convertible notes in the amounts of Ps. 1.3 million and US$ 0.3 million, respectively, for the period between January 17, and April 18, 2011.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

-
On July 18, 2011, the fourth interest installments of Class III and Class IV Non-Convertible notes in the amounts of Ps. 1.4 million and US$ 0.3 million, respectively, for the period between April 18, and July 18, 2011 were paid.

-
On October 17, 2011, the company made the payment of the fifth interest installment of Class III and Class IV Non-Convertible notes in the amounts of Ps. 1.5 million and US$ 0.3 million, respectively, for the period between July 18, and October 17, 2011. Likewise, on that date, Ps. 11.9 million and US$ 4.5 million were paid for the first amortization of Non-convertible Notes Class III and Class IV, respectively.

-
On January 16, 2012, the sixth interest installment of Class III and IV Non-Convertible notes in the amounts of Ps. 1.4 million and US$ 0.3 million, respectively, for the period between October 17, 2011 and January 15, 2012 were paid. Likewise, on that date, Ps. 11.9 million and US$ 4.5 million were paid for the second amortization of Non-convertible Notes Class III and Class IV, respectively.

-
On April 16, 2012, the seventh interest and the third capital installment on Class IV Non-Convertible notes in the amounts of US$ 0.2 million and US$ 4.5 million respectively, related to the period between January 16, 2012 and April 16, 2012 were paid.

-
On April 23, 2012, the Company made the payment of the seventh interest and the third capital installment on Class III Non-Convertible notes in the amounts of Ps. 0.6 million and Ps. 11.9 million, respectively, related to the period between January 16, 2012 and April 23, 2012. With this payment, Class IV of Non-Convertible Notes are completely cancelled.

After the balance sheet date, the Company has made the eighth payment of interest on Class IV Non-Convertible Notes, and paid the fourth and the last amortization installment. With this payment, Class IV of Non-Convertible notes are completely canceled. See Note 30 to the Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

2.	Issuance of Non-Convertible notes - Class V, VI y VII

On February 18, 2011 the Board of Directors approved a Pricing Supplement for the issuance of Class V, VI and VII Non-Convertible notes, under the current Global Program.

Later on, between February 22 and March 3, 2011, the Third Series of simple (nonconvertible) Non-Convertible was subscribed. Finally, the Non-Convertible were issued on March 10, 2011.

Class V Non-Convertible notes, for a nominal value of Ps. 106.9 million due 21 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). Interest will be payable quarterly in arrears whereas the principal will be amortized in three consecutive equal payments on the 15, 18 and 21 months following the issue date.

Class VI Non-Convertible notes, for a nominal value of US$ 34.8 million due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue 7.50% annually, and shall be payable quarterly in arrears while the principal will be amortized in four consecutive and equal payments on the 15, 18, 21 and 24 month following the issue date.

Class VII Non-Convertible notes, for a nominal value of US$ 2.1 million due 24 months after the issue date and payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue at a fixed minimum rate of 4% per annum plus a Premium Factor (40% of the appreciation of the soybean during the period), if applicable. Interest will be payable quarterly in arrears. Principal and premium factor will be repaid at maturity.

Since the issuance date, the Company has made quarterly interest payments on the three classes, as detailed below:

-
On June 8, 2011, the first interest installment of Class V, Class VI and Class VII Non-Convertible Notes for Ps. 3.9 million, US$ 0.6 million and US$ 0.021 million, respectively, related to the period between March 10, 2011 and June 8, 2011 were paid.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19: (Continued)

-
On September 6, 2011, the second interest installment was paid for Class V, Class VI and Class VII Non-Convertible Notes for Ps. 4.1 million, US$ 0.6 million and US$ 0.021 million, respectively, corresponding to the period between June 8, 2011 and September 5, 2011.

-
On December 5, 2011, the third interest installment was paid for Class V, Class VI and Class VII Non-Convertible Notes for Ps. 5.3 million, US$ 0.6 million and US$ 0.021 million, respectively, corresponding to the period between September 6, 2011 and December 2, 2011.

-
On March 05, 2012, the fourth interest installment of Class V, Class VI and Class VII Non-Convertible Notes for Ps. 5.5 million, US$ 0.7 million and US$ 0.021 million, respectively, related to the period between December 5, 2011 and March 5, 2012 were paid.

-
On June 11, 2012, the fifth interest installment of Class V, Class VI and Class VII Non-Convertible Notes for Ps. 4.6 million, U$S 0.7 million and US$ 0.022 million, respectively, related to the period March 5, 2012 and June 11, 2012 were paid. Likewise, on that date, Ps. 35.6 million and US$ 8.7 million were paid for the first amortization of Non-convertible Notes Class V and Class IV, respectively.

After the balance sheet date, the Company made the sixth payment of interest on Class V, VI and VII Non-Convertible notes, and paid the second amortization installment of Class V and VI Non-Convertible notes. See Note 30 to the Financial Statements.

3.	Issuance of Non-Convertible notes - Class VIII

On August 29, 2011, the Board of Directors approved the Pricing Supplement for the issuance of the Fourth Series of Non-convertible Notes Class VIII under the Program approved by the Shareholders’ Meeting in an amount of up to US$ 150 million.

Later, between August 30 and September 2, 2011, the Fourth Series of simple Non-convertible Notes was subscribed. They were issued on September 7, 2011 and had already been collected at that date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

Non-Convertible Notes Class VIII, denominated in US$ for a nominal amount of US$ 60 million, are due 36 months after the issue date and fully repayable at maturity. They shall bear interest at a fixed rate of 7.5% payable semiannually on September 7 and March 7 each year.

On March 7, 2012, the Company made the first payment of interest in the amount of US$ 2.3 million, related to the period between September 7, 2011 and March 7, 2012.

After the balance sheet date, the Company made the second payment of interest. See Note 30 to the Financial Statements.

4.	Issuance on Non-Convertible notes Class IX and X and XI

On June 4, 2012 the Board of Directors approved a Pricing Supplement for the issuance of Class IX, X and XI Non-Convertible notes, under the current global Program.

Later, between June 14 and 15, 2012, the Third Series of simple Corporate Bonds (not convertible into shares) was subscribed and the issuance was made on June 21, 2012.

Class IX Non-Convertible notes, for a nominal value of Ps. 161.0 million due 18 months after the issue date, will accrue interest at a variable rate (Badlar plus 300 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments, the first two payments in an amount equal to 33.33% each of the face value, and the last one in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class IX Non-Convertible notes on the 12th, 15th and 18th month as from the issue date.

Class X Non-Convertible notes, for a nominal value of US$ 31.5 million due 24 months after the issue date shall be payable in pesos at the exchange rate prevailing on the payment date. Interest will accrue a fixed annual rate of 7.75% annually, and shall be payable quarterly in arrears, while amortization will be made in three consecutive payments, the first two in an amount equal to 33.33% each of the face value, and the last payment in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class X Non-Convertible notes on the 18th, 21th and 24th months as from the issue date.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 19:	(Continued)

Class XI Non-Convertible notes, for a nominal value of Ps. 80.5 million due 36 months after the issue date, shall accrue interest at a variable rate (Badlar plus 375 basis points). These will be paid on a quarterly basis in arrears while amortization will be made in three consecutive payments, the first two payments in an amount equal to 33.33% each of the face value, and the last one in an amount equal to 33.34% of the face value, all of which amount to 100% of the face value of Class XI Non-Convertible notes on the 24th, 30th and 36th months as from the issue date.

NOTE 20:          MINUTE OF RENEGOTIATION OF CONCESSION AGREEMENT

On July 2, 2008, ANTA (incorporated by merge according to Note 14) executed a memorandum of understanding renegotiating the concession agreements for the northern and southern areas of the real estate property of Salta Forestal S.A.. The agreements establish that the concessionaire should pay a concession fee.

For the purposes of determining the concession fee, 2,000 hectares in the southern area rented out to Compañía Argentina de Granos are excluded.

On August 29, 2008, the Memorandum of Understanding was approved by Decree No. 3,766 of the Executive Power of the Province of Salta. Consequently, the disposals contained in the mentioned decree will have effect from the referred date.

On July 6, 2011, Resolution 363 was issued in relation to the ANTA Concession Contract, whereby the consideration payable to the Province for such concession shall not be less than 10% of the annual turnover obtained by development of the premises.

NOTE 21:	CAPITALIZATION PROGRAM FOR EXECUTIVE MANAGEMENT AND LONG-TERM INCENTIVE PROGRAM

Capitalization Program for executive management

The Company has developed during the fiscal year ended June 30, 2007 a capitalization program for executive management staff through contributions made by employees and by the Company.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

Such Plan is addressed to employees selected by those Companies with the purpose of keeping them in the company and increasing their total compensation through an extraordinary reward, provided that certain specific conditions are complied with.

Participation and contributions to the plan are on a voluntary basis. Once the beneficiary has accepted, he will be able to make two types of contributions: a monthly one (based on the salary) and an extraordinary one (based on the annual bonus). The suggested contribution is up to 2.5% of the salary and up to 15% of the annual bonus. On the other hand, the Company contribution will be 200% of the monthly contributions and 300% of the employee´s extraordinary contributions.

Funds collected from participants´ contributions will initially be sent to an independent financial means especially created for such purpose and placed in Argentina as a Common Investment Fund, which will be approved by the C.N.V. Such funds will be freely redeemed under the requirement of the participants.

The funds arising from the Company contributions will flow to other independent financial means separated from the previous one.

In the future, the participants will have access to 100% of the Program Benefits (that is, including Company contributions made in favor of the financial means especially created) under the circumstances that follow:

▪	ordinary retirement in line with the applicable working regulations
▪	total or permanent disability or inability
▪	death

In case of resignation or dismissal without justifiable cause, the participant will be entitle to collect the amounts from the contributions made by Company only if the beneficiary has been in the program for at least five years, subject to certain conditions.

During the current fiscal year, the Company has made contributions to the program for an amount of Ps. 1,978.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 21: (Continued)

Long-term incentive program

The Company has developed a long-term shared-based incentive and withholding plan for managerial staff and key personnel, by means of contributions that will be made by the mentioned employees together with the Company. The Company intends, at its sole decision, to repeat the plan for one or two fiscal years with the same or different conditions, with the possibility of granting a share-based unrestricted extraordinary compensation to be paid uniquely in September 2014.

Participation in this plan comes from an invitation from the Board of Directors and it can be freely accepted by the invited participants. Once an employee accepts their participation, they will be able to make a single annual contribution (based on their annual bonus). The suggested contribution is up to 7.5% of their bonus, being the Company’s contribution for the first year 10 times the employee’s contribution. Contributions and/or the Company’s shares purchased with these funds will be transferred to vehicles specially constituted with this purpose. The Company’s and employees’ contributions for the following fiscal years will be defined after the fiscal year-end.

In the future, the participants or their successors will have access to 100% of the benefit (Company’s contributions made in their favor) under the following circumstances:

•	if the employee resigns or leaves the Company unexpectedly, he/she will be entitled to the benefit only if 5 years have passed since each contribution was made
•	retirement
•	total or permanent disability
•	death

NOTE 22:           SHAREHOLDERS’ AND THE BOARD OF DIRECTORS' MEETINGS

The Ordinary and Extraordinary Shareholders Meeting held on October 31, 2011, approved, among others issues, the following:

-	Annual report and financial statements ended June 30, 2011;

-	Ratification of the advance dividend settled by the Board of Director for Ps. 69,000 and payment of the amount of Ps. 63,800 in cash (which were available since November 21, 2011).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 22:        (Continued)

-	Corporate reorganization by merger into Agrology;

-
Allocation of treasury stock to the incentive plan aimed at the Company’s employees for up to 1% of the Company’s Equity through the allocation of the equivalent amount in treasury stocks, delegating on the Board of Directors the most extensive powers to fix the price, term, form, methods, time and the rest of the conditions to implement the plan; and

-	Extending the amount of the Global Program to Issue Non-Convertible Notes in place for up to a further US$ 150 million (or its equivalent in other currencies).

NOTE 23:        SALE OF IRSA’S AND APSA’S NON-CONVERTIBLE NOTES

During second quarter of fiscal year 2011, Cresud sold in two transactions on the secondary market, IRSA Class I Non-convertible Notes that it held, which accrue interest at fixed rate and fall due in 2017. As these are Non-convertible Notes issued under Regulation S, US Securities Act, transactions were carried out complying with the requirements established in such regulation.

On November 29, 2010, the Company sold Non-convertible Notes for a face value of US$ 18,000,000 at an average price of 100.04%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 18,471,883.

On December 10, 2010, the Company sold Non-convertible Notes for a face value of US$ 15,152,000 at an average price of 100.17%. As a result from such sale, Cresud received revenues for the principal and accrued interest for US$ 15,625,791.

On April 18, 2011, APSA repurchased its Class I Non-Convertible notes from Cresud in a nominal amount of US$ 5,000,000, held by Cresud in its investment portfolio, which accrue interest at a fixed rate and mature in 2017. As a result from such sale, Cresud received revenues for the principal and accrued interest of US$ 5.1 million.

NOTE 24:        ASSIGNMENT OF RIGHTS AGREEMENT BETWEEN IRSA AND CRESUD

On October 15, 2010, the Company and IRSA entered into an agreement to assign rights, for a one-year term, automatically renewable except for an express notification stating otherwise, whereby IRSA assigned to Cresud the financial and voting economics and politics rights associated to 8,817,259 non-endorsable, registered, common shares of par value Ps.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 24:            (Continued)

 0.10 per share and equivalent to 0.70% of APSA’s subscribed capital stock. In exchange, Cresud paid, as from the third month counted from the date of execution of the agreement, interest equivalent to an annual LIBOR at three months plus 150 bp rate.

On April 3, 2012, Cresud notified its intention to terminate the Assignment of Rights before maturity, as is described before. As indicated in the agreement, cancellation became effective on April 10, 2012.

NOTE 25:          CREDIT FACILITY INVERSIONES FINANCIERAS DEL SUR S.A. (IFISA)-CRESUD

On June 25, 2012, the Company entered into a credit facility with IFISA for un amount of up to US$ 6.0 million for a term of 180 days, at a rate of 7.75% (ANR), with the Company acting as Lender and IFISA as Borrower.

NOTE 26:	FINANCIAL LOAN FROM BANCO CIUDAD

On January 10, 2012, the Company agreed with Banco Ciudad a loan for a total amount of US$ 20 million, whose principal will be disbursed in several installments.

The funds received will be allocated to an investment project which consists in converting a total of 15,934 hectares, currently used for cattle raising, located in “Los Pozos”, into a land to be used with agricultural purposes.

The principal will accrue compensatory interests which will be calculated at the highest rate between an annual nominal rate equivalent to the 180-day LIBOR plus 300 basis points or an annual nominal rate of 6%. The interests will be paid every six months. The principal will be amortized annually, starting 2 years after the first disbursement.

On January 18, 2012 the first disbursement was received for a total of US$ 8.2 million. On May 3, 2012 the second disbursement was received for a total of US$ 3.2 million.

NOTE 27:	COMPLIANCE WITH CURRENTLY APPLICABLE ENVIRONMENTAL RULES AND REGULATION

The Company has assumed a permanent commitment to the sustainable conduct of business in line with currently applicable environmental rules and regulations.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 28:	RECLASSIFICATION OF THE DEFERRED TAX LIABILITY DERIVED FROM THE ADJUSTMENT FOR INFLATION

In line with the guidelines established by Ruling 592 of the Comisión Nacional de Valores, on September 10, 2012, the Board of Directors decided to propose to the shareholders an adjustment in the Statement of Changes in Shareholders’ Equity related to the deferred tax liability derived from the adjustment for inflation against retained earnings, as part of the implementation of the IFRSs.

It will be a one-time proposal submitted to the next Shareholders’ Meeting that will consider the financial statements for the fiscal year ended June 30, 2012, pursuant to the provisions issued by the Comisión Nacional de Valores.

In this respect, below is detailed the effect of the reallocation proposal of such adjustments on the items of the Statement of Changes in Shareholder´s Equity, in order to show the effects of such reallocation after the approval by the shareholders Meeting:

Item	Figures as of 06.30.12 resulting from the Statement of Changes in Shareholders’ Equity	Reclassification proposed pursuant to ruling 592 of the CNV	Figures subject to reclassification to be approved by the Shareholders’ Meeting
Capital stock	496,562	-	496,562
Treasury stock	5,001	-	5,001
Inflation adjustment of common stock	164,561	(99,788)	64,773
Integral shares adjustment	1,657	(1,005)	652
Additional paid-in capital	879,342	-	879,342
Sub-total	1,547,123	(100,793)	1,446,330
Non-capitalized contribution	2,121	-	2,121
Legal reserve	42,922	-	42,922
Reserve for new developments	389,202	-	389,202
Long-term incentive program Reserve	2,419	-	2,419
Transitory conversion differences	108,511	-	108,511
Retained earnings	(29,017)	100,793	71,776
Total as of 06/30/12	2,063,281	-	2,063,281

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 29: ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARD (“IFRS”)

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/9 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“F.A.C.P.C.E.”, as per its Spanish acronym), which adopt the IFRS, issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as published by the IASB as from the fiscal year beginning July 1, 2012, being the financial statements as of September 30, 2012 and for the three-month periods ended September 30, 2012 and 2011, the first interim financial statements prepared under IFRS as published by the IASB.

As specified by Technical Resolution No. 26 (“RT 26”) the Company will prepare individual financial statements by applying the IFRSs on an integral basis, with the exception established in that RT 26 as to long-term investments. Such exception provides that investments in controlled companies, joint ventures and associates (entities where there is material influence, but there neither control nor joint control) are to be accounted for under the equity method described by IAS 28 “Investments in Associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are to be stated at cost or fair value.

This difference with the IFRS is intended to have the same figures for shareholders equity and earnings resulting from a majority interest both in consolidated financial statements and the individual financial statements.

The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under IFRS for the first time as of and for the fiscal year ended June 30, 2013 are issued.

IFRS 1 allows entities adopting IFRS for the first time to consider certain one-time optional exemptions. Additionally, IFRS 1 requires the application of certain mandatory exceptions. These exemptions and exceptions have been foreseen by the IASB to simplify the first-time application of certain IFRS, relieving the obligation of retrospective application of the standards.

A summary of the exemptions and exceptions included in IFRS 1 applicable to the Company in the transition from Argentine GAAP to RT 26 is included in Notes 18.1 and 18.2 to the consolidated financial statements.

1. Mandatory reconciliations

In accordance with the requirements of Technical Resolution No. 26 (as subsequently amended by Technical Resolution No. 29), set out below are the reconciliations of shareholders’ equity at June 30, 2012 and July 1, 2011, and the reconciliations of net income, other comprehensive income and cash flows for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and/or amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and/or amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 29:                      (Continued)

1.1. Reconciliation of shareholders’ equity at July 1, 2011 and June 30, 2012

		July 1, 2011	June 30, 2012
Shareholders’ equity under Argentine GAAP		2,101,681	2,063,281
Biological assets and agriculture produce at the point of harvest	(a)	30,411	1,506
Inventories	(b)	(6,313)	(5,233)
Pre-operating and organization expenses	(c)	(769)	(684)
Goodwill	(d)	335,498	319,255
Commodity linked debt	(e)	97	72
Present value accounting – tax credits	(f)	3,414	5,014
Investments in subsidiaries	(g)	275,319	167,943
Investments in associates and joint ventures	(h)	220	511
Acquisition of non controlling interest	(i)	-	9,379
Amortization of transaction costs on borrowings	(j)	-	261
Settlement of BrasilAgro warrants	(k)	-	(2,706)
Deferred income tax	(l)	(9,859)	264
Shareholders’ equity under RT 26		2,729,699	2,558,863

1.2. Reconciliation of net income for the fiscal year ended June 30, 2012

		June 30, 2012
Net income under Argentine GAAP		78,263
Biological assets and agriculture produce at the point of harvest	(a)	(28,905)
Inventories	(b)	1,080
Pre-operating and organization expenses	(c)	85
Goodwill	(d)	(15,202)
Commodity linked debt	(e)	(25)
Present value accounting – tax credits	(f)	1,600
Investments in subsidiaries	(g)	(68,900)
Investments in associates and joint ventures	(h)	291
Amortization of transaction costs on borrowings	(j)	261
Deferred income tax	(l)	10,123
Net income under RT 26		(21,329)

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 29:(Continued)

1.3.	Reconciliation of other comprehensive income for the fiscal year ended June 30, 2012

		June 30, 2012
Other comprehensive income under Argentine GAAP		(58,692)
Goodwill	(d)	(1,041)
Investments in subsidiaries	(g)	(22,206)
Other comprehensive income under RT 26		(81,939)

1.4.	Reconciliation of cash flows for the fiscal year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made one reclassification between operating and investing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under RT 26 as further detailed below:

1.4.1	Operating activities

Cash generated from operating activities under Argentine GAAP	12,176
Proceeds from sale of property, plant and equipment	(40,051)
Cash used in operating activities under RT 26 (1)	(27,875)

1.4.2	Investing activities

Cash used in investing activities under Argentine GAAP	(173,480)
Proceeds from sale of property, plant and equipment	40,051
Cash used in investing activities under RT 26	(133,429)

(1) Includes the effect of variation in exchange rates on cash and cash equivalents.

1.4.3	Disclosure reclassifications that affect the Statement of cash flows for the fiscal year ended on June 30, 2012

Pursuant to Argentine GAAP, revenue derived from the sale of property, plant and equipment (including properties classified as investment property under IFRS) was reported as operating activities. In accordance with IFRS, revenue derived from the sale of property, plant and equipment are reported as investment activities.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 29: (Continued)

Thus, cash flows generated by or used in operating, investment and financing activities were different in the statement of cash flow prepared.

2	Explanation of the transition to RT 26

(a) Biological assets and agriculture produce at the point of harvest

This adjustment is consistent with the one described in Note 18.4 (c) to the consolidated financial statement. The Company adjusted all of its biological assets on the statement of financial position at fair value less costs to sell for an amount of Ps. 30.4 million and Ps. 1.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For thefiscal year ended June 30, 2012, the Company recognized an amount of Ps. 28.9 million loss in the statement of income, and an amount of Ps. 30.4 million against retained earnings.

(b) Inventories

This adjustment is consistent with the one described in Note 18.4 (d) to the consolidated financial statement. The Company reduced inventories by Ps. 6.3 million and Ps. 5.2 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 1.1 million in the statement of income and an amount of Ps. 6.3 million against retained earnings.

(c) Pre-operating and organization expenses

This adjustment is consistent with the one described in Note 18.4 (f) to the consolidated financial statement. The balances of pre-operating, organization expenses and other start-up costs capitalized under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 0.8 million and Ps. 0.7 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a gain for an amount of Ps. 0.1 million in the statement of income and the remaining amount of Ps. 0.8 million against retained earnings.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 29:(Continued)

(d) Goodwill

This adjustment is consistent with the one described in Note 18.4 (g) to the consolidated financial statement. The balances of negative goodwill recognized in the statement of financial position under Argentine GAAP were derecognized under RT 26 for an amount of Ps. 335.5 million and Ps. 319.3 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, the Company recognized a loss for an amount of Ps. 15.2 million in the statement of income and the remaining amount of Ps. 335.5 million against retained earnings.

(e) Commodity linked debt

This adjustment is consistent with the one described in Note 18.4 (k) to the consolidated financial statement. The Company adjusted borrowings for an amount of Ps. 0.1 million and Ps. 0.07 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 0.1 million was recognized against retained earnings and an amount of Ps. 0.03 million loss was recognized in the statement of income.

(f)  Present value accounting – tax credits

This adjustment is consistent with the one described in Note 18.4 (m) to the consolidated financial statement. The Company eliminated the effect of discounting tax credits for an amount of Ps. 3.4 million and Ps. 5.0 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 3.4 million was recognized against retained earnings and an amount of Ps. 1.6 million gain was recognized in the statement of income.

(g)  Impact of RT 26 adjustments on investment in subsidiaries

Argentine GAAP - Investments in entities in which the Company exercises control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Company applied its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 29:(Continued)

As of July 1, 2011 and June 30, 2012, the subsidiaries of the Company are those detailed in Note 2 to the consolidated financial statements.

RT 26 - The Company assessed all of its interests in the entities mentioned in the paragraph above and determined that the Company exercises control over them. Accordingly, under RT 26, the Company also accounts for these investments under the equity method of accounting. However, the Company has assessed the impact of RT 26 adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

A description of the most significant RT 26 adjustments to the Shareholders’ equity, net income and other comprehensive income of subsidiaries is included in Notes 18.4.(a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (l), (m), (p), (r), (t), (u) y (v) to the consolidated financial statements.

As a result, the net equity of these subsidiaries was increased by Ps. 275.3 million and Ps. 167.9 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 275.3 million was recognized against retained earnings, an amount of Ps. 68.9 million loss was recognized in the statement of income, and an amount of Ps. 22.2 million was recognized in the in the statement of other comprehensive income.

(h) Impact of RT 26 adjustments on investment in associates and joint ventures

This adjustment is consistent with the one described in Note 18.4 (n) and (o) to the consolidated financial statement. The net equity of the Company’s joint ventures was increased by Ps. 0.2 million and Ps. 0.5 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the fiscal year ended June 30, 2012, an amount of Ps. 0.2 million was recognized against retained earnings and an amount of Ps. 0.3 million gain was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 29:(Continued)

(i) Acquisition of non controlling interest

This adjustment is consistent with the one described in Note 18.4 (p) to the consolidated financial statement. As of June 30, 2012, the Company recognized a debit of Ps. 9.4 million in shareholders’ equity.

(j) Amortization of transaction costs on borrowings

This adjustment is consistent with the one described in Note 18.4 (r) to the consolidated financial statement. The Company recognized a gain for the difference in amortization of transaction costs on borrowings for an amount of Ps. 0.3 millon as of June 30, 2012. The adjustment was recognized against retained earnings.

(k) Settlement of BrasilAgro warrants

This adjustment is consistent with the one described in Note 18.4 (s) to the consolidated financial statement for an amount of Ps. 2.7 million as of June 30, 2012, against a deduction in the shareholders’ equity.

(l) Deferred income tax

This adjustment is consistent with the one described in Note 18.4 (u) to the consolidated financial. The Company has assessed the impact of all RT 26 adjustments on deferred income taxes. As a result, the Company recognized an adjustment to deferred income taxes of Ps. 9.8 million and Ps. 0.3 million as of July 1, 2011 and June 30, 2012, respectively. As of July 1, 2011, the adjustment was recognized against retained earnings. For the year ended June 30, 2012, an amount of Ps. 9.8 million was recognized against retained earnings and an amount of Ps. 10.1 million gain was recognized in the statement of income.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 30:	SUBSEQUENT EVENTS

Purchase of shares IRSA

In July, 2012, the Company purchased 175,000 IRSA’s American Depositary Receipts (“ADRs”), for a total amount of US$ 1.2 million. Thus, the direct interest increased to 64.50%.

Non-convertible Notes Class IV

On July 23, 2012, the Company made the eighth payment of interest and the fourth installment of capital on Class IV Non-Convertible notes in the amounts of US$ 0.09 million and US$ 4.5 million, respectively, related to the period April 16, 2012 and July 23, 2012. With this payment, Class IV of Non-Convertible notes are completely cancelled.

Class V, VI y VII Non-Convertible notes

On September 10, 2012, the sixth interest installment of Class V, Class VI and Class VII Non-Convertible Notes for Ps. 3.0 million, US$ 0.5 million and US$ 0.021 million, respectively, related to the period June 11 and September 10, 2012 were paid. Likewise, on that date, Ps. 35.6 million and US$ 8.7 million were paid for the second amortization of Class V and Class VI Non-convertible Notes, respectively.

Class VIII Non-Convertible notes

On September 7, 2012, the Company made the second payment of interest in the amount of US$ 2.3 million, for the period between March 7, 2012 and September 7, 2012.

Financial Loan granted by Banco de la Pampa

On August 3, 2012 the Company took a loan in a total amount of Ps. 20 million granted by Banco de la Pampa.

The proceeds from the loan shall be exclusively allocated to the controlled company EAASA for purposes of furthering the Company’s investment project in Planta Frigorífica Carnes Pampeanas.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Notes to the Financial Statements (Continued)
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

NOTE 30: (Continued)

Principal shall accrue interest at a nominal annual rate equal to the simple arithmetic average of the surveyed interest rates for term deposits 30 to 59 days of term, published from the 24th day inclusive or the previous business day of the calendar month  previous to the month over which interests are applied, until the 25th day inclusive or the later business day of the previous second calendar month of the month in which the rate is applicable. A spread of 6 basis points shall be added to such average rate.

The Government of the Province of La Pampa shall forego interest in an amount equal to a maximum of 8 percentage points.

The nominal annual rate to be paid by the debtor shall, under no circumstance, be lower than 10.5% and nor higher than 14.5%.

Interests are payable semiannually, without grace period; therefore, the first interest payment is due on February 3, 2013.

The principal is repaid in six equal, semiannual, consecutive and uninterrupted installments, with a grace period of 30 years; therefore the first principal payment is due on February 3, 2015.

The term of the loan is 60 months as from the disbursement date.

Fifth Series of Class X Tranche II Non-Convertible notes

On September 7, 2012, as part of the Global Program for the issuance of Non-Convertible Notes for an aggregate amount of US$ 300,000,000, we have started the marketing period for the second tranche of Class X Non-Convertible Notes at a fixed rate of 7.75% due on June 23, 2014. The Public Auction will be carried out on September 13 and 14 for purposes of pricing the issue and on September 19 will occur the issuance and the settlement of the transaction. The transaction amount disclosed is US$ 10,000,000 (face value), which may be increased to US$ 30,000,000 depending on the market demand, which will be paid in at the prevailing exchange rate, as defined in the corresponding Pricing Supplement. Interests are payable quarterly and the principal shall be repaid on the 18th, 21st and 24th month as from June 21, 2012, which coincide with payment dates of Class X.

It should be noted that Class X Non-Convertible notes issued under the new Tranche II shall be fully fungible with Class X Non-Convertible notes issued on June 21, 2012 at a fixed rate of 7.75%.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Property and equipment
Corresponding to the fiscal year beginning as from July 1, 2011 and 2010 and ended June 30, 2012 and 2011
  (In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina
Schedule A

Principal Account	Value at the beginning of the year	Additions and/or Transfers	Deductions and/or Transfers	Value at the end of the fiscal year	Depreciation						Net carrying value as of June 30, 2012	Net carrying value as of June 30 2011
					Rate %	Accumulated at the beginning of the fiscal year	Additions	Decreases	Current year (1)	Accumulated At the end of the fiscal year
Real estate	218,151	13,191	10,956	220,386	-	-	-	-	-	-	220,386	218,151
Wire fences	13,317	252	47	13,522	3	1,629	-	3	401	2,027	11,495	11,688
Watering troughs	13,623	510	-	14,133	5	1,968	-	-	673	2,641	11,492	11,655
Alfalfa fields and meadows	7,150	-	1,205	5,945	12-25-50	4,033	-	1,036	1,000	3,997	1,948	3,117
Buildings and constructions	47,896	3,418	235	51,079	2	7,302	-	9	757	8,050	43,029	40,594
Machinery	13,997	1,475	5	15,467	10	9,279	-	4	772	10,047	5,420	4,718
Vehicles	4,151	3,740	1,353	6,538	20	2,202	-	521	848	2,529	4,009	1,949
Tools	289	27	2	314	10	191	-	-	38	229	85	98
Furniture and equipment	1,039	151	3	1,187	10	944	-	-	52	996	191	95
Feeder and drinking troughs	228	-	18	210	20	17	-	-	11	28	182	211
Corral and leading lanes	2,331	1,067	-	3,398	3	232	-	-	102	334	3,064	2,099
Roads	2,635	270	-	2,905	10	1,476	-	-	277	1,753	1,152	1,159
Facilities	20,498	3,288	32	23,754	10-20-33	10,747	-	12	1,367	12,102	11,652	9,751
Computer equipment	2,838	504	-	3,342	20	2,266	-	-	274	2,540	802	572
Silo plants	1,342	-	-	1,342	5	691	-	-	75	766	576	651
Constructions in progress	1,741	17,167	1,799	17,109	-	-	-	-	-	-	17,109	1,741
Advances to suppliers	1,298	-	862	436	-	-	-	-	-	-	436	1,298
Improvement in third´s real estate	34,124	15,741	-	49,865	3	2,330	-	-	1,638	3,968	45,897	31,794
Tree plantations (wood)	4,320	-	-	4,320	3	576	-	-	144	720	3,600	3,744
Total as of June 30, 2012	390,968	60,801	16,517	435,252		45,883	-	1,585	8,429	52,727	382,525	-
Total as of June 30, 2011	329,805	99,683	38,520	390,968		39,814	2,934	3,822	6,957	45,883	-	345,085
                        (1) Included in Schedule H.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Intangible assets
Corresponding to the fiscal year beginning as from July 1, 2011 and 2010 and ended June 30, 2012 and 2011
  (In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina
Schedule B

Principal Account	Values at beginning of the fiscal year	Additions and / or transfers	Values at the end of the fiscal year	Depreciation					Net carrying value as of June 30, 2012	Net carrying value as of June 30, 2011
				Rate %	Accumulated at the beginning of the fiscal year	Additions	Amount (1)	Accumulated at the end of the fiscal year
Pre-operating expenses (Bolivia)	842	-	842	20	420	-	168	588	254	422
Pre-operating expenses (Paraguay)	671	-	671	20	324	-	132	456	215	347
Other pre-operating expenses	-	215	215	20	-	-	-	-	215
Concession rights	23,582	-	23,582	3	3,011	-	753	3,764	19,818	20,571
Totals as of June 30, 2012	25,095	215	25,310	-	3,755	-	1,053	4,808	20,502	-
Totals as of June 30, 2011	1,513	23,582	25,095	-	442	2,258	1,055	3,755	-	21,340

(1)	Preoperative expenses are included in gain on equity investees in the Statements of Income. Concession Rights are included in Depreciation of Intangible Assets in Schedule H.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments
Financial Statements
as of June 30, 2012 and 2011
(In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina
Schedule C

						INFORMATION ON THE ISSUER
							According to the latest balance sheet
Securities	Amount	% of participation on the capital	Value as of June 30, 2012	Value as of June 30, 2011	Market value as of June 30, 2012	Main activity	Capital	Income (loss) of the year	Shareholders´ equity
CURRENT ASSETS Current Investments
Mutual Funds:
Fondo Bony Hamilton (US$)	896,123		19	27
Deutsche Managed Dollar Fund (US$)	1,937,418		38	19,065
Rj Delta 169 (1)	354,086		881	-
Total current investments			938	19,092

NON-CURRENT ASSETS Investments on controlled and related companies
Agro – Uranga S.A.					Unlisted	Agricultural livestock	2,500	6,805	40,150
Shares	893,069	35.72	14,085	11,665
Higher value of property			11,179	11,179
			25,264	22,844

Cactus	11,745,190	94.55	8,055		Unlisted	Exploitation and administration of
Shares and contributions (2)			-	(11,026)		agriculture products and raising cattle	20,630	(25,575)	11,711
			8,055	(11,026)

FyO.Com					Unlisted	Gives information about markets
Shares	987,426	65.85	8,703	7,962		through internet, Brokerage e	1,500	1,126	13,217
			8,703	7,962		intermediation on
						spot and future markets

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments
Financial Statements
as of June 30, 2012 and 2011
  (In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina
Schedule C (Continued)

						INFORMATION ON THE ISSUER
							According to the latest balance sheet
Securities	Amount	% of participation on the capital	Value as of June 30, 2012	Value as of June 30, 2011	Market value as of June 30, 2012	Main activity	Capital	Income (loss) of the year	Shareholders´ equity

Agrology (7)					Unlisted	Investing	-	-	-
Shares	268,559,946	100.00	-	301,143			-	-	-
Irrevocable contributions			-	-			-	-	-
			-	301,143

FyO Trading					Unlisted	Brokerage	220	(75.89)	144
Shares and contributions	4,832	2.20	3	1
			3	1

EAASA					Unlisted	Meat packing industry	21,183	(23,170)	5,710
Shares	2,507	0.01	1	1
			1	1

IRSA					5.00	Real estate	578,676	280,081	2,335,279
Shares	371,517,967	64.20	1,481,599	1,170,729
Higher values (3)			154,961	158,244
			1,636,560	1,328,973

Brasilagro					(4) 7.85	Agricultural and Real Estate	875,381	(23,336)	1,255,908
Shares	23,160,450	39.64	497,885	609,397
Higher values (5)			118,964	122,974
Warrants	260,702		13,491	10,786
			630,340	743,157
Agrotech S.A.
Shares	28,388,957	100.00	17,088	15	Unlisted	Investing	28,689	(8,474)	18,477
			17,088	15
Pluriagro
Shares	50,000	100.00	483	517	Unlisted	Investing	50	(150)	483
			483	517

Northagro					Unlisted	Investing	50	(150)	483
Shares	50,000	100.00	483	517
			483	517

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Investments
Financial Statements
as of June 30, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

Schedule C (Continued)

						INFORMATION ON THE ISSUER
							According to the latest balance sheet
Securities	Amount	% of participation on the capital	Value as of June 30, 2012	Value as of June 30, 2011	Market value as of June 30, 2012	Main activity	Capital	Income (loss) of the year	Shareholders´ equity
Agropecuaria Acres del Sud S.A.					Unlisted	Agricultural
Shares	368,541	95.12	7,151	-			21,328	(5,356)	7,518
			7,151	-

Ombú Agropecuaria S.A.					Unlisted	Agricultural
Shares	162,763	95.12	11,870	-			9,397	396	12,479
			11,870	-

Yuchán Agropecuaria S.A.					Unlisted	Agricultural
Shares	25,137	95.12	7,906	-			1,446	(220)	8,312
			7,906	-

Yatay Agropecuaria S.A.					Unlisted	Agricultural
Shares	63,363	95.12	6,225	-			3,655	1,743	6,545
			6,225	-

Helmir S.A.					Unlisted	Investing
Shares	504,899,770	100	116,849	-			83,310	15,937	116,849
			116,849	-

Agro Managers S.A.
Shares	981,029	46.84	1,100	-	Unlisted	Investing	2,094	(757)	2,349
			1,100	-
			2,478,081	2,394,104

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

  Investments
Financial Statements
as of June 30, 2012 and 2011
  (In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina

Schedule C (Continued)

Securities	Amount	% of participation on the capital	Value as of June 30, 2012	Value as of June 30, 2011	Market value as of June 30, 2012	INFORMATION ON THE ISSUER
						Main activity	According to the latest balance sheet
							Capital	Income (loss) of the year	Shareholders’ equity
Brasilagro negative goodwill			(47,147)	(73,947)
Brasilagro goodwill			6,965	23,889
IRSA negative goodwill (7)			(299,578)	(296,278)
IRSA Goodwill			24,171	6,712
Agro Managers Goodwill			798	-
Cactus goodwill			15,504	4,978
Allowance for impairment of goodwill Cactus			(15,504)	(4,978)
			(314,791)	(339,624)
Subtotal			2,163,290	2,054,480

Other investment
Coprolán			21	21	Unlisted
Subtotal			21	21
Total Non-current investments			2,163,311	2,054,501

(1) Not considered as cash equivalents for Statement of Cash Flow purpose.
(2) Included in Other liabilities.
(3)  Consist of Ps. 4,775 higher value of inventory, Ps. 70,560 higher value of investments, Ps. 103,961 higher value of fixed assets, Ps. 29,948 higher value of intangible assets, Ps. 16,424 less value of loans and Ps. (70,707) higher value of tax effect.
(4) Total in reals.
(5) Consist of Ps. 183,080 higher value of fixed assets and Ps. (64,116) higher value of tax effect.
(6) The change as regards the previous year corresponds to an addition because of the merger by absorption of Agrology for Ps. 28,496 and amortization for Ps.17,078.
(7) Since July 1, 2011, is effective the merger of Cresud with Agrology (See Note 14 to the basic financial statements).

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Allowances
Corresponding to the fiscal year beginning as from July 1, 2011 and 2010 and ended June 30, 2012 and 2011
  (In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

Schedule E

Item	Balances at beginning of the fiscal year	Increases	Decreases/ Applications	Value as of June 30, 2012	Value as of June 30, 2011
Deducted from assets
For Doubtful accounts	619	(1) 192	(337)	474	619

Included in liabilities
For pending lawsuits	1,681	(2) 165	(2) (270)	1,576	1,681
Total as of June 30, 2012	2,300	357	(607)	2,050	-
Total as of June 30, 2011	2,398	52	(150)	-	2,300

(1)  Included in Schedule H.
(2)  Included in other income and expenses in the Statements of Income – Others.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of sales
Corresponding to the fiscal year beginning as from July 1, 2011 and 2010 and ended June 30, 2012 and 2011
  (In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina

Schedule F.1

	Crops		Beef Cattle		Milk		Other		Total
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Inventories at the beginning of the fiscal year:
Beef Cattle	-	-	206,745	138,807	-	-	-	-	206,745	138,807
Crops	95,501	41,566	-	-	-	-	-	-	95,501	41,566
Seeds and fodder	982	758		-	-	-	-	-	982	758
Materials and others	-	-	39	614	-	-	1,962	873	2,001	1,487
	96,483	42,324	206,784	139,421	-	-	1,962	873	305,229	182,618
Unrealized gain on inventories- Beef cattle	-	-	14,669	60,752	-	-	-	-	14,669	60,752
Unrealized gain on inventories – Crops and raw materials	10,535	(3,118)	-	-	-	-	641	131	11,176	(2,987)
Production	224,066	251,535	70,745	44,657	27,788	28,800	-	-	322,599	324,992
Transfer of inventories sold	-	-	2,445	10,346	-	-	-	-	2,445	10,346
Transfer of inventories to property and equipment	-	-		-	-	-	(664)	(939)	(664)	(939)
Transfer of inventories to expenses	(7,651)	(12,518)	(635)	(412)	(306)	(419)	(8,303)	(5,102)	(16,895)	(18,451)
Incorporated by merger with ANTA	-	10,073	-	-	-	-	-	84	-	10,157
Purchases	10,397	49,280	19,542	3,728	-	-	9,711	6,613	39,650	59,621
Operating Expenses - Schedule H	-	-	-	-	-	-	3,075	5,777	3,075	5,777
Inventories at the end of the year:
Beef Cattle	-	-	(189,981)	(206,745)	-	-	-	-	(189,981)	(206,745)
Crops	(73,776)	(95,501)	-	-	-	-	-	-	(73,776)	(95,501)
Seeds and fodder	(1,420)	(982)	-	-	-	-	-	-	(1,420)	(982)
Materials and others	-	-	(436)	(38)	-	-	(3,340)	(1,963)	(3,776)	(2,001)
Cost of sales	258,634	241,093	123,133	51,709	27,482	28,381	3,082	5,474	412,331	326,657

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Cost of production
Corresponding to the fiscal year beginning as from July 1, 2011 and 2010 and ended June 30, 2012 and 2011
  (In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina

Schedule F.2

	Crops		Beef Cattle		Milk		Total
	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011	June 30, 2012	June 30, 2011
Inventories at the beginning of the fiscal year:
Beef Cattle	-	-	-	-	20,134	18,848	20,134	18,848
Unharvested crops and other unharvested	30,897	11,166	-	-	-	-	30,897	11,166
Seeds and fodder	-	-	6,072	2,190	955	499	7,027	2,689
Materials and others	50,930	25,477	857	876	256	382	52,043	26,735
	81,827	36,643	6,929	3,066	21,345	19,729	110,101	59,438
Unrealized gain on inventories- Beef cattle	-	-	-	-	5,014	9,198	5,014	9,198
Unrealized gain on inventories – Crops and raw materials	8,449	8,418	(172)	(215)	406	361	8,683	8,564
Production	-	-	11,484	7,680	3,273	2,477	14,757	10,157
Transfer of inventories sold	-	-	-	-	(2,445)	(10,346)	(2,445)	(10,346)
Transfer of inventories to property and equipment	(227)	(722)	-	-	-	-	(227)	(722)
Transfer of inventories to expenses of Materials and others	(164,267)	(60,244)	(9,526)	(5,413)	(10,701)	(8,445)	(184,494)	(74,102)
Incorporated by merger with ANTA	-	4,252	-	-	-	-	-	4,252
Purchases / increase in Unharvested crops by consume	140,011	96,772	3,226	1,905	10,746	8,503	153,983	107,180
Operating Expenses – Schedule H	210,965	187,948	44,990	24,526	27,467	23,833	283,422	236,307
Inventories at the end of the year:
Beef Cattle	-	-	-	-	(25,987)	(20,134)	(25,987)	(20,134)
Unharvested crops and other unharvested	(35,509)	(30,897)	-	-	-	-	(35,509)	(30,897)
Seeds and fodder	-	-	(10,715)	(6,072)	(1,212)	(955)	(11,927)	(7,027)
Materials and others	(29,585)	(50,930)	(1,225)	(857)	(439)	(256)	(31,249)	(52,043)
Cost of Production	211,664	191,240	44,991	24,620	27,467	23,965	284,122	239,825

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities
Financial Statements
as of June 30, 2012 and 2011
  (In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina

Schedule G

	June 30, 2012				June 30, 2011
Item	Type and amount of foreign currency		Current exchange Rate	Amount in local currency	Type and amount of foreign currency		Current exchange Rate	Amount in local currency
CURRENT ASSETS
CASH AND BANKS
Cash and banks in dollars	US$	378	4.5	1,695	US$	136	4.070	552
Cash and banks in brazilian reais	Rs	2	2.030	5	Rs	6	2.51	16
Cash and banks in euros		€5	5.7	28		€9	5.906	52
Cash and banks in yens	JPY	71	0.06	4	JPY	79	0.050	4
INVESTMENTS
Mutual Funds	US$	13	4.5	57	US$	4,691	4.070	19,092
TRADE ACCOUNTS RECEIVABLES
Trade Accounts Receivables	US$	4,084	4.5	18,323	US$	8,057	4.070	32,794
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	-	-	-	US$	8,191	4.110	33,347
OTHER RECEIVABLES
Guarantee deposits	US$	165	4.5	739	US$	156	4.070	633
Premiums paid	US$	103	4.5	462	US$	717	4.070	2,919
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	10,819	4.5	48,977	US$	14,801	4.110	60,830
NON-CURRENT ASSETS
OTHER RECEIVABLES
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	19,882	-	90,004	US$	-	-	-
Total US$	US$	35,444		160,257	US$	36,749		150,167
Total Rs	Rs	2		5	Rs	6		16
Total €		€5		28		€9		52
Total JPY	JPY	71		4	JPY	79		4
TOTAL ASSETS		35,522		160,294		36,843		150,239

 US$: US Dollars
 Rs: Brazilian Reais
 €: Euros
 JPY: Yenes

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Foreign currency assets and liabilities
Financial Statements
as of June 30, 2012 and 2011
  (In thousands of pesos)
  Free translation from the original prepared in Spanish for publication in Argentina

Schedule G (Continued)

	June 30, 2012				June 30, 2011
Item	Type and amount Foreign currency		Current exchange Rate	Amount in local currency	Type and amount foreign currency		Current exchange Rate	Amount in local currency
CURRENT LIABILITIES
TRADE ACCOUNTS PAYABLE
Suppliers	US$	3,042	4.5	13,771	US$	7,357	4.110	30,239
Accrual for inputs and other expenses	US$	579	4.5	2,623	US$	33	4.110	137
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	11	4.5	51	US$	6,009	4.110	24,787
LOANS
Bank Loans	US$	26,233	4.5	118,756	US$	28,027	4.110	115,191
Interest payable Bank Loans	US$	449	4.5	2,032	US$	44	4.110	180
Non-convertible notes Class IV	US$	4,125	4.5	18,676	US$	13,382	4.110	54,998
Non-convertible notes Class VI	US$	25,366	4.5	114,832	US$	8,712	4.110	35,806
Non-convertible notes Class VII	US$	2,079	4.5	9,413	-	-	-	-
Interest payable – Non-convertible notes	US$	1,706	4.5	7,723	US$	439	4.110	1,805
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	1,251	4.5	5,664	-	-	-	-
OTHER LIABILITIES
Premiums collected	-	13	4.5	59	US$	164	4.110	672
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	3	-	16	US$	44	4.110	179
Advances for concession of rights	US$	1,058	4.5	4,789		-	-	-
NON-CURRENT LIABILITIES
LONG SHORT DEBTS
Bank Loans	US$	11,385	4.5	51,540	-	-	-	-
Non-convertible notes Class IV	US$	-		-	US$	4,461	4.110	18,333
Non-convertible notes Class VI	US$	-		-	US$	24,261	4.110	99,712
Non-convertible notes Class VII	US$	-		-	US$	2,079	4.110	8,546
Non-convertible notes Class VIII	US$	60,000	4.5	271,620	-	-	-
Non-convertible notes Class X	US$	31,525	4.5	142,712	-	-	-	-
Non-convertible notes Class XI	US$	17,783	4.5	80,502	-	-	-	-
Non-convertible notes issue expenses	US$	(570)	4.5	(2,580)	-	-	-	-
Subsidiaries, related companies Law No. 19,550 Section 33 and related parties	US$	654	4.5	2,958	US$	1,875	4.110	7,707
OTHER LIABILITIES
Advances for concession of rights	US$	-	-	-	US$	813	4.110	3,344
TOTAL LIABILITIES	US$	186,692	-	845,157	US$	97,700		401,636

US$: US Dollars

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Information submitted in compliance with Section 64, subsection B of Law No. 19,550
Corresponding to the fiscal year beginning as from July 1, 2011 and 2010 and ended June 30, 2012 and 2011
(In thousands of pesos)
Free translation from the original prepared in Spanish for publication in Argentina

Schedule H

	Operating Expenses
Item	Crops	Beef Cattle	Milk	Other	Total	Selling Expenses	Administrative Expenses	Total as of June 30, 2012	Total as of June 30, 2011
Directors’ fees	-	-	-	-	-	-	3,271	3,271	2,070
Fees and payments for services	-	-	-	-	-	416	6,339	6,755	4,154
Salaries, annual bonus and social security	10,003	7,821	4,519	324	22,667	4,223	26,474	53,364	42,689
Taxes, rates and contributions	2,954	1,230	193	59	4,436	7	943	5,386	3,846
Gross sales taxes	-	-	-	-	-	11,618	-	11,618	10,046
Doubtful accounts	-	-	-	-	-	192	-	192	8
Recovery of doubtful accounts	-	-	-	-	-	(135)	-	(135)	-
Office and administrative expenses	-	-	-	-	-	562	5,879	6,441	6,755
Bank commissions and expenses	-	-	-	-	-	-	1,732	1,732	1,068
Depreciation of Property and equipment	3,826	2,181	885	1,061	7,953	39	437	8,429	6,957
Depreciations of Intangible Assets	-	-	-	-	-	-	753	753	753
Vehicle and traveling expenses	1,286	709	159	4	2,158	304	1,720	4,182	3,778
Spare parts and repairs	1,277	1,424	1,445	745	4,891	31	75	4,997	3,923
Insurance	524	192	100	6	822	28	428	1,278	1,340
Benefits to Employees	901	1,247	493	3	2,644	167	1,769	4,580	2,944
Livestock expenses (1)	-	27,970	-	-	27,970	6,942	-	34,912	13,192
Dairy farm expenses (2)	-	-	19,061	-	19,061	155	-	19,216	16,375
Agricultural expenses (3)	187,026	-	-	-	187,026	59,969	-	246,995	211,593
Other expenses	-	-	-	476	476	30	-	506	-
General expenses	2,682	2,140	602	397	5,821	-	-	5,821	5,373
Health and safety costs	486	76	10	-	572	-	55	627	721
Total as of June 30, 2012	210,965	44,990	27,467	3,075	286,497	84,548	49,875	420,920	-
Total as of June 30, 2011	187,948	24,526	23,833	5,777	242,084	51,718	43,783	-	337,585
(1)  Includes cattle food and additives, lodging, animal health and others.
(2)  Includes cattle food and additives, animal health and others.
(3)  Includes seeds, agrochemical, irrigation, services hired, leases and others

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements
  (In thousands of pesos)

1.	LEGAL FRAMEWORK

There are no specific significant legal regimes that would imply contingent suspension or application of the benefits included in these regulations.

2.	RELEVANT MODIFICATONS IN THE COMPANY’S ACTIVITIES

They are detailed in the Business Highlight, which is attached to the present financial statements.

3.	CLASSIFICATION OF ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR MATURITY

a.     Trade accounts receivable and Other receivables without a due date as of June 30, 2012:

			Section 33 Law 19,550
		Other receivables	Agro-Uranga S.A.
	Trade account receivables		Other receivables
Current	322	2,137	46
Non-current	-	64,247	-

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements
  (In thousands of pesos)

3.     (Continued)

b.     Trade accounts receivable and other receivables to fall due as of June 30, 2012:

		Law No. 19,550 Section 33
Maturity		FyO.Com	Cactus	Acres	Cresca S.A.	EAASA	Agro-Uranga S.A.	Ombú	Yuchán	Yatay	Brasilagro
	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable	Trade account receivable
09.30.12	53,181	4,877	-	-	-	4	534	-	-	-	-

		Law No. 19,550 Section 33
		Ombú	Yuchan	Yatay	Acres	IRSA	APSA	Cresca	IRSA Internacional	Northagro	Pluriagro	Agrotech	EAASA	Tarshop	FyO Trading S.A.	Brasilagro	Cactus	Helmir S.A.	Agromanagers
Maturity	Other Receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
09.30.12	29,760	353	353	353	1,948	22,743	38,266	430	416	472	472	56	8	98	7	104	1,753	-	20
12.31.12	31,653	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	27,628	-
03.31.13	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
06.30.13	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
06.30.14	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	32,606	-
09.30.14	-	22,595	12,091	10,693	12,019	-	-	-	-	-	-	-	-	-	-	-	-	-	-

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements
  (In thousands of pesos)

4.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR MATURITY

a.	There are no past due debts as of June 30, 2012.

b.	Debts without a due date as of June 30, 2012.

	Trade accounts payable	Short-term debt	Taxes payable	Other liabilities	Provisions

Current	-	13,017	-	4,789	-
Non-current	-	-	63,070	125	1,576

c.	Debts to fall due as of June 30, 2012.

		Law No. 19,550 Section 33
		FyO.Com	Cactus	Emprendimiento Recoleta S.A.
Maturity	Trade accounts payable	Trade accounts payable	Trade accounts payable	Trade accounts payable
06.30.12	49,833	134	84	1

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
  (In thousands of pesos)

4.	(Continued)

		Law No. 19,550 Section 33				Law No. 19,550 Section 33
Maturity	Short-term debts	Emprendimiento Recoleta S.A.	Salaries and social security payable	Taxes payable	Other liabilities	IRSA	APSA	Nuevas Fronteras S.A.	Panamerican Mall S.A.	Cyrsa S.A.	Cactus	Cresca	Emprendimiento Recoleta S.A.	FIBESA	FyO.Com S.A.	Tarshop S.A.	BrasilAgro S.A.	Customer advances
		Short-term debt				Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities
09.30.12	162,342	1,892	34,029	1,984	16,793	8,983	12,556	30	62	46	469	28	6	10	4	59	9	163
12.31.12	125,871	1,886	-	4,196	65		-	-	-	-	-	-	-	-	-	-	-	-
03.31.13	44,181	1,886	4,753	-	-		-	-	-	-	-	-	-	-	-	-	-	-
06.30.13	53,656	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-
09.30.13	53,303	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-
12.31.13	99,461	986	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-
03.31.14	51,885	986	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-
06.30.14	72,794	986	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-
09.30.14	269,922	-	-	5	-		-	-	-	-	-	-	-	-	-	-	-	-
12.31.14	26,636	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-
03.31.15	45,813	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-
06.30.15	26,637	-	-	-	-		-	-	-	-	-	-	-	-	-	-	-	-

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
  (In thousands of pesos)

5.     CLASSIFICATION OF TRADE ACCOUNTS RECEIVABLE AND OTHER RECEIVABLES ACCORDING TO THEIR FINANCIAL EFFECTS
a.
		Law No. 19,550 Section 33
		FyO.Com	Ombú S.A.	Brasilagro	Cactus	Acres	Cresca S.A.	Agro-Uranga S.A.	EAASA	Yuchán	Yatay
	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable
In Pesos	35,180	4,877	-	-	-	-	-	534	4	-	-
In US Dollars	18,323	-	-	-	-	-	-	-	-	-	-

		Law No. 19,550 Section 33
		Agro-Uranga	IRSA Internacional	Ombú	Acres	Helmir	Yuchan	Yatay	APSA	IRSA	Northagro	Pluriagro	Cactus	Agrotech	EAASA	Tarshop	BrasilAgro	FyO Trading S.A.	Agromanagers S.A.	Cresca
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables
In Pesos	113,841	-	-	-	1,948	-	-	-	38,266	15,672	472	472	1,753	56	8	98	104	7	20	430
In US Dollars	13,956	46	416	22,948	12,019	60,234	12,444	11,046	-	7,071	-	-	-	-	-	-	-	-	-	-

b.	All Trade Accounts receivable and Other receivables are not subject to adjustment clauses.

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
  (In thousands of pesos)

5.     (Continued)

c.

Law No. 19,550 Section 33
		FyO.Com	Brasilagro	Cactus	Acres	Cresca S.A.	Agro-Uranga S.A.	Ombú	Yuchán	Yatay	EAASA
	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable	Trade Account Receivable
Outstanding balances accruing interests	-	-	-	-	-	-	-	-	-	-	-
Outstanding balances not accruing interests	53,503	4,877	-	-	-	-	534	-	-	-	4

		Law No. 19,550 Section 33
		IRSA Internacional	Ombú	Agro-Uranga	Acres	Yuchan	Yatay	APSA	IRSA	Northagro	Pluriagro	Agrotech	Cactus	EAASA	FyO Trading S..A	Tarshop	BrasilAgro	Cresca	Agromanagers	Helmir
	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other receivables	Other Receivables	Other receivables	Other receivables	Other receivables
Outstanding balances accruing interests	15,172	-	21,348	-	11,159	11,599	10,288	-	-	-	-	-	-	-	-	-	-	-	-	59,223
Outstanding balances not accruing interests	112,625	416	1,600	46	2,808	845	758	38,266	22,743	472	472	56	1,753	8	7	98	104	430	20	1,011

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
  (In thousands of pesos)

6.	CLASSIFICATION OF DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

a.
		Law No. 19,550 Section 33
		FyO.Com	Cactus	Emprendimiento Recoleta S.A.
	Trade accounts Payable	Trade accounts Payable	Trade accounts Payable	Trade accounts Payable
In Pesos	33,439	82	84	1
In US Dollars	16,394	52	-	-

		Company Law No. 19,550 Section 33				Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.				IRSA	Nuevas Fronteras S.A.	Panamerican Mall S.A.	Cactus	Cyrsa S.A.	Cresca	Emprendimiento Recoleta S.A.	Fibesa	FyO.Com	Tarshop S.A.	BrasilAgro S.A.	APSA
	Short-term debt	Short-term debt	Salaries and social security payable	Taxes payable	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other Liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Provisions	Customer advances
In Pesos	238,914	-	38,782	69,255	16,924	8,983	30	62	469	46	28	-	10	4	59	-	12,556	1,576	163
In US Dollars	806,603	8,623	-	-	4,848	-	-	-	-	-	-	6	-	-	-	9	-	-	-

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
  (In thousands of pesos)

6.     (Continued)

b.	All outstanding debts are not subject to adjustment clauses.

Law No. 19,550 Section 33
	Trade account Payable	FyO.Com	Cactus	Emprendimiento Recoleta S.A.
		Trade accounts payable	Trade accounts payable	Trade accounts payable
Outstanding balances accruing interests	-	-	-	-
Outstanding balances not accruing interests	49,833	134	84	1

		Law No. 19,550 Section 33				Law No. 19,550 Section 33
		Emprendimiento Recoleta S.A.				IRSA	Cactus	Nuevas Fronteras S.A.	Cyrsa S.A.	Cresca	Panamerican Mall S.A.	FyO.Com	Emprendimiento Recoleta S.A.	Fibesa	APSA	Tarshop	BrasilAgro
	Short-term debt	Short-term debt	Salaries and social security payable	Taxes payable	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Other liabilities	Provisions	Customer advances
Outstanding balances accruing interests	959,671	5,659	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Outstanding balances not accruing interests	85,846	2,964	38,782	69,255	21,772	8,983	469	30	46	28	62	4	6	10	12,556	59	9	1,576	163

.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
  (In thousands of pesos)

7.	INTEREST IN OTHER COMPANIES (Law No. 19,550 Section 33)

Interests in other companies’ capital and the number of votes held in those companies governed by Law No. 19,550 Section 33 are explained in Note 2 to the consolidated financial statements and intercompany balances as of June 30, 2012 are described in captions 3,4,5 and 6 above.

8.	RECEIVABLES FROM OR LOANS TO DIRECTORS AND STATUTORY AUDIT COMMITTEE MEMBERS

As of June 30, 2012 there were advance payments to directors for Ps. 728 and there were no receivables from or loans to Statutory Auditors and relatives up to and including second degree, of directors and Statutory Auditors.

9.	PHYSICAL INVENTORIES

The company conducts physical inventories once a fiscal year in each property, covering all the assets under such account. There is no relevant immobilization of inventory.

10.	VALUATION OF INVENTORIES

We further inform the sources for the information used to calculate the fair value:

a.	Cattle for fattening, valued at the market value net of estimated sale expenses: quotation in Mercado de Hacienda de Liniers and other representative of the market.

b.	Cattle for raising and daily production valued at its replacement cost: according to specific appraisals made by renowned experts.

c	Crops: official quotation of the Cámara Arbitral de Cereales for the port closest to the warehouse, published by media of wide circulation (Diario La Nación) net of estimated sale expenses.

d.	The remaining inventory stated at its replacement cost:

-	Seeds, forage and materials: replacement cost published by a well-known magazine (Revista Márgenes Agropecuarios).

-	Unharvested crops: replacement cost of goods and services needed to obtain similar assets, which does not exceed the net realization value as of each year end.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Additional Information to the Notes to the Financial Statements (Continued)
  (In thousands of pesos)

11.	TECHNICAL REVALUATION OF FIXED ASSETS

There are no fixed assets subject to technical revaluation.

12.	OBSOLETE FIXED ASSETS

There are no obsolete fixed assets with accounting value.

13.	EQUITY INTERESTS IN OTHER COMPANIES

There are no equity interests in other companies in excess of the provisions of Law No. 19,550 Section 31.

14.	RECOVERABLE VALUES

The recoverable value of the inventory under consideration is the higher between the net realizable value (selling price at the end of the year less estimated selling expenses) and the economic use value determined.

15.	INSURANCES

The types of insurance used by the company are the following:

Insured property	Risk covered	Amount insured (in pesos)	Book value (in pesos)
Buildings, machinery, silos, installation and furniture and equipment	Theft, fire and technical insurance	207,409	50,018
Vehicles	Third parties, theft, fire and civil liability	4,985	4,009

16.	CONTINGENCIES

As of June 30, 2012 there are no contingent situations that have not been accounted for or adequately exposed in notes according to accounting standards.

17.	IRREVOCABLE CONTRIBUTIONS TO CAPITAL ON ACCOUNT OF FUTURE SUBSCRIPTIONS

None.

18.	DIVIDENDS ON PREFERED STOCK

There are no cumulative dividends not paid on preferred stock.

19.	LIMITATIONS OF PROFIT DISTRIBUTIONS

See Note 11 to the Financial Statements.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

BUSINESS HIGHLIGHTS

Comparative Shareholders’ Equity Structure
	As of June 30, 2012	As of June 30, 2011	As of June 30, 2010 (1)	As of June 30, 2009 (1)	As of June 30, 2008 (1)
Current Assets	1,922,229	2,265,588	1,453,381	1,157,655	736,865
Non-current Assets	7,832,983	7,467,830	5,384,507	4,818,401	1,332,895
	9,755,212	9,733,418	6,837,888	5,976,056	2,069,760
Current Liabilities	2,100,356	2,364,192	1,928,717	1,313,912	262,348
Non-current Liabilities	3,600,797	2,809,241	1,315,970	1,413,278	43,914
	5,701,153	5,173,433	3,244,687	2,727,190	306,262
Minority Interest	1,990,778	2,346,448	1,625,008	1,435,982	1,160
Shareholders' Equity	2,063,281	2,213,537	1,968,193	1,812,884	1,762,338
	9,755,212	9,733,418	6,837,888	5,976,056	2,069,760
(1)
They have not been revised to account for the adjustments of income from prior fiscal years following the recognition of deferred income taxes, as indicated in Note 2.r. to the Basic Financial Statements.

Comparative Income Structure

	As of June 30, 2012	As of June 30, 2011	As of June 30, 2010 (1)	As of June 30, 2009 (1)	As of June 30, 2008 (1)
Operating income (loss)	654,489	727,128	586,970	215,403	43,612
Financial and holding results	(580,366)	(368,992)	(201,342)	44,656	(52,268)
Other income and expenses, net and gain equity investees	120,621	172,501	151,175	65,090	34,325
Management agreement fees	(8,696)	(23,618)	(20,601)	(13,641)	(2,171)
Operating Net income	186,048	507,019	516,202	311,508	23,498
Income tax payable	(13,419)	(110,066)	(145,952)	(92,682)	(284)
Minority interest	(94,366)	(175,020)	(184,844)	(94,210)	(266)
Net income	78,263	221,933	185,406	124,616	22,948
(1)
They have not been revised to account for the adjustments of income from prior fiscal years following the recognition of deferred income taxes, as indicated in Note 2.r. to the Basic Financial Statements.

Production volume

	Three-month period June 30, 2012	Accumulated July 1, 2011 to June 30, 2012	Three-month period June 30, 2011	Accumulated July 1, 2010 to June 30, 2011	Three-month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three-month period June, 30 2009	Accumulated July 1, 2008 to June 30, 2009	Three-month period June 30, 2008	Accumulated July 1, 2007 to June 30, 2008
Beef Cattle (in Kgs.)	1,715,784	8,999,988	1,350,874	6,518,971	1,355,420	5,658,985	1,644,089	7,111,659	1,733,240	8,786,290
Butyraceous (in Kgs.)	160,361	693,669	160,679	778,256	219,743	829,046	286,056	864,328	190,753	755,461
Crops (in quintals)	3,196,346	11,822,491	2,725,363	4,081,254	2,419,010	3,226,160	1,343,206	2,158,577	1,375,953	1,981,463

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Sales volume

	Three-month period June 30, 2012	Accumulated July 1, 2011 to June 30, 2012	Three-month period June 30, 2011	Accumulated July 1, 2010 to June 30, 2011	Three-month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three-month period June, 30 2009	Accumulated July 1, 2008 to June 30, 2009	Three-month period June 30, 2008	Accumulated July 1, 2007 to June 30, 2008
Beef Cattle (in Kgs.)	4,014,367	15,465,120	2,230	8,472	3,277,287	8,803,464	2,402,306	6,348,262	4,370,151	11,754,343
Butyraceous (in Kgs.)	160,361	693,669	160,079	778,256	219,743	829,046	286,056	864,328	190,753	755,461
Crops (in quintals)	2,269,359	11,773,364	1,948,913	3,571,503	1,503,303	2,741,050	1,306,873	2,635,152	605,171	1,567,184

Local Market

	Three-month period June 30, 2012	Accumulated July 1, 2011 to June 30, 2012	Three-month period June 30, 2011	Accumulated July 1, 2010 to June 30, 2011	Three-month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three-month period June, 30 2009	Accumulated July 1, 2008 to June 30, 2009	Three-month period June 30, 2008	Accumulated July 1, 2007 to June 30, 2008
Beef Cattle (in Kgs.)	4,014,367	15,465,120	2,230	8,472	3,277,287	8,803,464	2,402,306	6,348,262	4,370,151	11,754,343
Butyraceous (in Kgs.)	160,361	693,669	160,079	778,256	219,743	829,046	286,056	864,328	190,753	755,461
Crops (in quintals)	2,175,859	11,521,464	1,948,913	3,571,503	1,503,303	2,741,050	1,306,873	2,635,152	605,171	1,567,184

Exports

	Three-month period June 30, 2012	Accumulated July 1, 2011 to June 30, 2012	Three-month period June 30, 2011	Accumulated July 1, 2010 to June 30, 2011	Three-month period June 30, 2010	Accumulated July 1, 2009 to June 30, 2010	Three-month period June, 30 2009	Accumulated July 1, 2008 to June 30, 2009	Three-month period June 30, 2008	Accumulated July 1, 2007 to June 30, 2008
Beef Cattle (in Kgs.)	-	-	-	-	-	-	-	-	-	-
Butyraceous (in Kgs.)	-	-	-	-	-	-	-	-	-	-
Crops (in quintals)	93,500	251,900	-	-	-	-	-	-	-	-

Ratios

	As of June 30, 2012	As of June 30, 2011	As of June 30, 2010	As of June 30, 2009	As of June 30, 2008
Liquidity	0.92	0.96	0.75	0.88	2.809
Solvency	0.36	0.43	0.61	0.66	5.754
Non-current assets to assets	0.80	0.77	0.79	0.81	0.644
Return on Equity (1)	0.04	0.10	0.10	0.07	0.018

(1)           Result of the fiscal year divided average shareholder’s equity.

Cresud Sociedad Anónima,
Comercial, Inmobiliaria, Financiera y Agropecuaria

Progress in complying with the IFRS implementation plan

The Company will fully adopt the IFRS as from the fiscal year beginning on July 1, 2012. The adoption of these standards has led to changes in the Company’s accounting policies, which shall be recognized in the financial statements as of June 30, 2013. This change in accounting policies is disclosed in Note 18 to the consolidated financial statements.

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Registered Public Accounting Firm

To the Shareholders, President and Board of Directors of
Cresud Sociedad Anónima Comercial,
Inmobiliaria, Financiera y Agropecuaria
C.U.I.T.: 30-50930070-0
Moreno 877 - 23° floor - Autonomous City of Buenos Aires

1.
We have audited the accompanying balance sheets of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria at June 30, 2012, and the related statements of income, of changes in shareholders’ equity and of cash flows for the year then ended and the complementary notes 1 to 30 and exhibits A, B, C, E, F.1, F.2, G and H. Furthermore, we have audited the consolidated financial statements of Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries for the year ended on June 30, 2012 and the notes 1 to 19, which are presented as complementary information. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

2.
We conducted our audit in accordance with auditing standards in force in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement and to form an opinion on the reasonableness of relevant information contained in the financial statements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We consider that our audits provide a reasonable basis for our opinion.

3.
As mentioned in notes 18 to the consolidated financial statement and 29 to the basic financial statements attached, the items and figures reconciled in those notes are subject to changes and may only be considered final upon preparation of the annual financial standards for the year on which the International Financial Reporting Standards are applied for the first time.

4.	In our opinion:

a)
the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria set out in point 1. present fairly, in all material respects, its financial position at June 30, 2012 and the results of its operations, the changes in its shareholders’ equity and its cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

Report of Independent Registered Public Accounting Firm
(Cont.)

b)
the consolidated financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its subsidiaries set out in point 1. present fairly, in all material respects, their consolidated financial position at June 30, 2012 and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in Argentina approved by the Professional Council of Economic Sciences of the Autonomous City of Buenos Aires.

5.
On September 8, 2011 we issued our unqualified report on the balances at June 30, 2011, which are presented for comparative purposes. The figures corresponding to such fiscal year have been adjusted taking into account the criterion adopted in this fiscal year leading to the effects described in Note 2.r. to the basic financial statements attached. We share that criterion since it matches the professional accounting standards in force in the Autonomous City of Buenos Aires.

6.	In accordance with current regulations we report that:

a)
the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply, as regards those matters that are within our competence, with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)
the financial statements of Cresud Sociedad Anónima Comercial, Inmobiliaria, Financiera y Agropecuaria arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)
we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make; except for the information as of June 30, 2010, 2009 and 2008 of the business highlights, which is not in accordance with the adjustments of income from prior fiscal years arising from the deferred tax registration as indicated in Note 2.r. to the basic financial statements attached.

d)
at June 30, 2012, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records and to the calculations performed by the Company amounted to Ps. 3.123.957, which was not claimable at that date.

Report of Independent Registered Public Accounting Firm
(Cont.)

e)
we have applied money laundering abatement and anti-terrorist financing procedures foreseen in the professional standards issued by the Professional Council in Economic Sciences of the City of Buenos Aires.

Autonomous City of Buenos Aires, September 10, 2012.

PRICE WATERHOUSE & CO. S.R.L. ( Partner )
C.P.C.E.C.A.B.A. T° 1 F° 17 Dr. Norberto Fabián Montero Public Accountant (UBA) C.P.C.E.C.A.B.A. Tomo 167 – Folio 179

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Responsible for Relationships with the Markets
Dated: October 12, 2012